As filed with the Securities and Exchange Commission on September 5, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Georgia Gulf Corporation

(Exact name of registrant as specified in its charter)

Delaware	2821	58-1563799
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

115 Perimeter Center Place, Suite 460

Atlanta, Georgia 30346

(770) 395-4500

(Address, including zip code, and telephone number, including area code, of each of the registrant’s principal executive offices)

Timothy Mann, Jr.

Executive Vice President, General Counsel and Secretary

Georgia Gulf Corporation

115 Perimeter Center Place, Suite 460

Atlanta, Georgia 30346

(770) 395-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark L. Hanson, Esq. Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309 (404) 521-3939	Michael H. McGarry President Eagle Spinco Inc. One PPG Place Pittsburgh, Pennsylvania 15272 (412) 434-3131	Steven A. Rosenblum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10119 (212) 403-1221

Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this registration statement and after all other conditions to the completion of the exchange offer and merger described herein have been satisfied or waived.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per unit(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(3)
Common stock, $0.01 par value per share	35,200,000	$38.27	$1,347,104,000	$154,379

(1)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares of Georgia Gulf Corporation (“Georgia Gulf”) common stock, par value $0.01 per share, as may be issuable as a result of stock splits, stock dividends or similar transactions.
(2)	Represents the maximum number of shares of Georgia Gulf common stock issuable in connection with the transactions contemplated by that Agreement and Plan of Merger, dated as of July 18, 2012, by and among Georgia Gulf, PPG Industries, Inc., Eagle Spinco Inc. (“Splitco”) and Grizzly Acquisition Sub, Inc.. The exact number of shares of Georgia Gulf common stock issuable in the Merger (as defined herein) is equal to the greater of (a) 35,200,000 shares or (b) the product of (1) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger, multiplied by (2) 1.02020202, divided by the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the Merger, subject to further adjustment as described herein).
(3)	Calculated pursuant to Rule 457(f) and Rule 457(c) of the Securities Act of 1933 based on the average of the high and low sales prices of Georgia Gulf common stock as reported on the New York Stock Exchange on August 30, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

Georgia Gulf Corporation (“Georgia Gulf”) is filing this registration statement on Form S-4 to register shares of its common stock, par value $0.01 per share, that will be issued in the merger (the “Merger”) of Grizzly Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of Georgia Gulf, with and into Eagle Spinco Inc., a Delaware corporation (“Splitco”), which is a wholly-owned subsidiary of PPG Industries, Inc. (“PPG”), whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf. Splitco will file a registration statement on Form S-4 and Form S-1 to register the shares of its common stock, par value $0.001 per share, which will be distributed to PPG’s shareholders pursuant to a spin-off or a split-off in connection with the Merger, which shares of Splitco common stock will be immediately converted into shares of Georgia Gulf common stock in the Merger. In addition, Georgia Gulf will file a proxy statement that relates to the special meeting of stockholders of Georgia Gulf to approve the issuance of shares of Georgia Gulf common stock in the Merger.

Based on market conditions prior to the closing of the Merger, PPG will determine whether the shares of Splitco common stock will be distributed to PPG’s shareholders in a spin-off or a split-off. In a spin-off, all PPG shareholders would receive a pro rata number of shares of Splitco common stock. In a split-off, PPG would offer its shareholders the option to exchange their shares of PPG common stock for shares of Splitco common stock in a exchange offer, which shares would immediately be exchanged for shares of Georgia Gulf common stock in the Merger, and which would result in a reduction in PPG’s outstanding shares. If the exchange offer is undertaken and consummated but the exchange offer is not fully subscribed because less than all shares of Splitco common stock owned by PPG are exchanged, the remaining shares of Splitco common stock owned by PPG will be distributed on a pro rata basis to all PPG shareholders whose shares of PPG common stock remain outstanding after consummation of the exchange offer. Splitco has filed its registration statement under the assumption that the shares of Splitco common stock will be distributed to PPG shareholders pursuant to a split-off. This registration statement also assumes, and Georgia Gulf’s proxy statement will assume, that the shares of Splitco common stock will be distributed to PPG shareholders pursuant to a split-off. Once a final decision is made regarding the manner of distribution of the shares, this registration statement on Form S-4, Georgia Gulf’s proxy statement and Splitco’s registration statement on Form S-4 and S-1 will be amended to reflect that decision, if necessary.

The information in this document may change. The exchange offer and issuance of securities being registered pursuant to the registration statement of which this document forms a part may not be completed until the registration statement is effective. This document is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED SEPTEMBER 5, 2012

PRELIMINARY PROSPECTUS—OFFER TO EXCHANGE

PPG INDUSTRIES, INC.

Offer to Exchange All Shares of Common Stock of

EAGLE SPINCO INC.

which are owned by PPG Industries, Inc.

and will be converted into Shares of Common Stock of

GEORGIA GULF CORPORATION

for

Shares of Common Stock of PPG Industries, Inc.

PPG Industries, Inc. (“PPG”) is offering to exchange all shares of common stock of Eagle Spinco Inc. (“Splitco common stock”) which are owned by PPG for shares of common stock of PPG (“PPG common stock”) that are validly tendered and not properly withdrawn. The terms and conditions of this exchange offer are described in this document, which you should read carefully. None of PPG, Eagle Spinco Inc. (“Splitco”), any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this document and consulting with your advisors.

Immediately following consummation of this exchange offer, a special purpose merger subsidiary of Georgia Gulf Corporation (“Georgia Gulf”) named Grizzly Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), will be merged with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf (the “Merger”). In the Merger, each share of Splitco common stock (except shares of Splitco common stock held by Splitco as treasury stock) will be converted into the right to receive a number of shares of common stock of Georgia Gulf (“Georgia Gulf common stock”) equal to (a) the greater of (i) 35,200,000 shares of Georgia Gulf common stock or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, divided by (b) the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the Merger (subject to adjustment in certain circumstances). Accordingly, shares of Splitco common stock will not be transferred to participants in this exchange offer; such participants will instead receive shares of Georgia Gulf common stock in the Merger. No trading market currently exists or will ever exist for shares of Splitco common stock. You will not be able to trade the shares of Splitco common stock before they are exchanged for shares of Georgia Gulf common stock in the Merger. There can be no assurance, however, that shares of Georgia Gulf common stock when issued in the Merger will trade at the same prices as shares of Georgia Gulf common stock are traded prior to the Merger.

The value of PPG common stock and Splitco common stock will be determined by PPG by reference to the simple arithmetic average of the daily volume–weighted average prices (“VWAP”) on each of the Valuation Dates (as defined below), of PPG common stock and the Georgia Gulf common stock on the New York Stock Exchange (“NYSE”) on each of the last three trading days (“Valuation Dates”) of the exchange offer period (including the expiration date), as it may be voluntarily extended, but not including the last two trading days that are part of any Mandatory Extension (as described below) or any voluntary extension following a Mandatory Extension. Based on an expiration date of                     , 2012, the Valuation Dates are expected to be                     , 2012,                     , 2012, and                     , 2012. See “This Exchange Offer—Terms of this Exchange Offer.”

For each $1.00 of PPG common stock accepted in this exchange offer, you will receive approximately $             of Splitco common stock, subject to an upper limit of              shares of Splitco common stock per share of PPG common stock. This exchange offer does not provide for a minimum exchange ratio. See “This Exchange Offer—Terms of this Exchange Offer.” If the upper limit is in effect, then the exchange ratio will be fixed at that limit and this exchange offer will be automatically extended (a “Mandatory Extension”) until 12:00 midnight New York City time, on the second trading day following the originally contemplated expiration date to permit shareholders to tender or withdraw their PPG common stock during that period. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $             OF SPLITCO COMMON STOCK FOR EACH $1.00 OF PPG COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on                     , 2012 (the day before the date of this document), based on the daily VWAPs of PPG common stock and Georgia Gulf common stock on                     , 2012,                     , 2012, and                     , 2012, would have provided for              shares of Splitco common stock to be exchanged for every share of PPG common stock accepted. The value of Splitco common stock received and, following the Merger, the value of Georgia Gulf common stock received may not remain above the value of PPG common stock tendered following the expiration date of this exchange offer.

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON                     , 2012, UNLESS THE OFFER IS EXTENDED OR TERMINATED. SHARES OF PPG COMMON STOCK TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.

In reviewing this document, you should carefully consider the risk factors beginning on page 37 of this document.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus—Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus—Offer to Exchange is                     , 2012.

Unless there is a Mandatory Extension, the final exchange ratio used to determine the number of shares of Splitco common stock that you will receive for each share of PPG common stock accepted in this exchange offer will be announced by press release no later than 4:30 p.m., New York City time, on the expiration date. At such time, the final exchange ratio will be available at www.                .com/                / and from the information agent at the toll–free number provided on the back cover of this document. PPG will announce whether the upper limit on the number of shares that can be received for each share of PPG common stock tendered will be in effect at the expiration of the exchange offer period, through www.                .com/                / and by press release, no later than 4:30 p.m., New York City time, on the expiration date. Throughout this exchange offer, indicative exchange ratios (calculated in the manner described in this document) will also be available from the information agent at the toll–free number provided on the back cover of this document.

This document provides information regarding PPG, Splitco, Georgia Gulf, the exchange offer and the Merger in which shares of PPG common stock may be exchanged for shares of Splitco common stock which will then be immediately exchanged for shares of Georgia Gulf common stock and distributed to participating PPG shareholders as described herein. PPG common stock is listed on the NYSE under the symbol “PPG.” Georgia Gulf common stock is listed on the NYSE under the symbol “GGC.” On                 , 2012, the last reported sale price of PPG common stock on the NYSE was $            , and the last reported sale price of Georgia Gulf common stock on the NYSE was $            . The market prices of PPG common stock and of Georgia Gulf common stock will fluctuate prior to the completion of this exchange offer and thereafter and may be higher or lower at the expiration date than the prices set forth above. No trading market currently exists for shares of Splitco common stock, and no such market will exist in the future. Splitco has not applied for listing of its common stock on any exchange.

If this exchange offer is consummated but this exchange offer is not fully subscribed because less than all the shares of Splitco common stock owned by PPG are exchanged, the remaining shares of Splitco common stock owned by PPG will be distributed to PPG shareholders whose shares of PPG common stock remain outstanding after the consummation of the exchange offer pursuant to a pro rata distribution (a “spin-off”) that would also be consummated on the closing date of the Merger. This document covers all shares of Splitco common stock offered by PPG in this exchange offer and all shares of Splitco common stock that may be distributed by PPG as a spin-off to holders of PPG common stock. If this exchange offer is terminated by PPG without the exchange of shares (but the conditions for consummation of the Transactions have otherwise been satisfied), all shares of Splitco common stock owned by PPG will be distributed in a spin-off to holders of PPG. See “This Exchange Offer—Dividend and Distribution of Any Shares of Splitco Common Stock Remaining After This Exchange Offer.”

Immediately following consummation of this exchange offer, in the Merger, Merger Sub will be merged with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf. Each share of Splitco common stock (except shares of Splitco common stock held by Splitco as treasury stock) will be converted into the right to receive a number of shares of Georgia Gulf common stock equal to (a) the greater of (i) 35,200,000 shares of Georgia Gulf common stock or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, divided by (b) the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the Merger (subject to adjustment in certain circumstances). Immediately after the Merger, at least 50.5% of the shares of Georgia Gulf common stock are expected to be held by pre-Merger holders of PPG common stock and no more than 49.5% of the shares of Georgia Gulf common stock are expected to be held by pre-Merger Georgia Gulf stockholders.

PPG’s obligation to exchange shares of Splitco common stock for Georgia Gulf common stock is subject to the conditions listed under “This Exchange Offer—Conditions for Consummation of this Exchange Offer,” including the satisfaction of conditions to the Merger, which include the Georgia Gulf stockholder approval of the issuance of Georgia Gulf common stock in connection with the Merger, and other conditions.

i

This document incorporates by reference important business and financial information about PPG and Georgia Gulf from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find More Information; Incorporation By Reference.” You also may ask any questions about this exchange offer or request copies of the exchange offer documents from PPG, without charge, upon written or oral request to PPG’s information agent,             , located at              or at telephone number             . In order to receive timely delivery of the documents, you must make your requests no later than             , 2012.

All information contained or incorporated by reference in this document with respect to Georgia Gulf and Merger Sub and their respective subsidiaries, as well as information on Georgia Gulf after the consummation of the Transactions, has been provided by Georgia Gulf. All other information contained or incorporated by reference in this document with respect to PPG, Splitco or their respective subsidiaries, or the PPG Chlor-alkali and Derivatives Business, and with respect to the terms and conditions of the exchange offer has been provided by PPG. This document contains or incorporates by reference references to trademarks, trade names and service marks, including tri-ethane®, VersaTrans® and Accu-Tab®, that are owned by PPG and its related entities. Transitions® is a registered trademark of Transitions Optical, Inc.

This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of PPG common stock, Splitco common stock or Georgia Gulf common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Splitco common stock that may apply in their home countries. PPG, Splitco and Georgia Gulf cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

HELPFUL INFORMATION

In this document:

•

“Additional Agreements” means the Employee Matters Agreement, the Tax Matters Agreement, the Shared Facilities, Services and Supply Agreement, the Transition Services Agreement, the Servitude Agreement, the Electric Generation, Distribution and Transmission Facilities Lease, and the Chlorine, Liquid Caustic Soda and Hydrochloric Acid Sales Agreements;

•	“ASC” means the Financial Accounting Standards Board Accounting Standards Codification;

•	“Chlorine, Liquid Caustic Soda and Hydrochloric Acid Sales Agreements” means those certain agreements to be entered into at the date of the Separation between PPG and Georgia Gulf;

•

“Chlorine Sales Agreement Amendment” means the Amendment, dated as of July 18, 2012, to the Chlorine Sales Contract, dated as of January 1, 1985, as amended, between PPG and a subsidiary of Georgia Gulf;

•	“Code” means the Internal Revenue Code of 1986, as amended;

•

“Debt Exchange” means the distribution of the Debt Securities by PPG on or about the closing date of the Merger to investment banks and/or commercial banks in satisfaction of the debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility”;

•

“Debt Securities” means the $675.0 million in senior notes, subject to increase or decrease by PPG within certain parameters set forth in the Merger Agreement, that Splitco will issue to PPG, that PPG thereafter expects to exchange for debt obligations of PPG in the Debt Exchange, and that will be the debt obligations of Splitco, guaranteed by Georgia Gulf and certain of its subsidiaries, following consummation of the Transactions;

•

“Distribution” means the distribution by PPG of its shares of Splitco common stock to the holders of shares of PPG common stock by way of an exchange offer and, with respect to any shares of Splitco common stock that are not subscribed for in the exchange offer, a pro rata distribution to the holders of shares of PPG common stock;

•

“Distribution Tax Opinion” means an opinion from Wachtell, Lipton, Rosen & Katz, tax counsel to PPG, substantially to the effect that (i) the Distribution will be treated as satisfying the business purpose requirement described in Treasury Regulation § 1.355-2(b)(1), (ii) the Distribution will not be treated as being used principally as a device for the distribution of earnings and profits of PPG or Splitco or both under Section 355(a)(1)(B) of the Code, (iii) the stock of Splitco distributed in the Distribution will not be treated as other “qualified property” by reason of the application of Section 355(e)(1) of the Code; and (iv) the Splitco securities will constitute “securities” for purposes of the application of Section 361(a) of the Code;

•

“The Electric Generation, Distribution and Transmission Facilities Lease” means the Generation, Distribution and Transmission Facilities Lease to be entered into at the date of the Separation, between PPG and Splitco;

•	“Employee Matters Agreement” means the Employee Matters Agreement, dated as of July 18, 2012, by and among Georgia Gulf, PPG and Splitco;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•

“Exchange Loans” means the unsecured loans to be issued by Splitco at the closing of the Merger if certain conditions are satisfied and the debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility” have not been repaid in full prior to the closing of the Merger;

•	“Exchange Notes” means unsecured senior exchange notes of Splitco (1) for which the Exchange Loans (if any) may be exchanged in whole or in part at any time after the first anniversary of the date the Exchange Loans (if any) are first exchanged for the debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility” or (2) which may be issued at the closing of the Merger upon the demand of certain financial institutions if certain conditions are satisfied and the debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility” have not been repaid in full prior to the closing of the Merger;

•	“GAAP” means generally accepted accounting principles in the United States;

•	“Georgia Gulf” means Georgia Gulf Corporation, a Delaware corporation, and, unless the context otherwise requires, its subsidiaries;

•	“Georgia Gulf common stock” means the common stock, par value $0.01 per share, of Georgia Gulf;

•	“Georgia Gulf Group” means Georgia Gulf and each of its consolidated subsidiaries including, after consummation of the Merger, Splitco;

•	“Group” means the Georgia Gulf Group, PPG Group, or Splitco Group, as the case may be.

•	“Master Terminal Agreement” means the Master Terminal Agreement to be entered into at the date of the Separation between PPG and Splitco;

•

“Merger” means the combination of Georgia Gulf’s business and the PPG Chlor-alkali and Derivatives Business through the merger of Merger Sub with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and as a wholly-owned subsidiary of Georgia Gulf, as contemplated by the Merger Agreement;

•

“Merger Agreement” means the Agreement and Plan of Merger, dated as of July 18, 2012, by and among PPG, Splitco, Georgia Gulf and Merger Sub, as amended by Amendment No. 1 to the Merger Agreement, dated as of August 31, 2012;

•	“Merger Sub” means Grizzly Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Georgia Gulf, and, unless the context otherwise requires, its subsidiaries;

•	“Monroeville Shared Facilities Agreement” means the Monroeville Shared Facilities Agreement to be entered into at the date of the Separation between PPG and Splitco;

•	“NYSE” means the New York Stock Exchange;

•	“PPG” means PPG Industries, Inc., a Pennsylvania corporation, and, unless the context otherwise requires, its subsidiaries, other than Splitco and any of its subsidiaries;

•

“PPG Chlor-alkali and Derivatives Business” means substantially all of the assets and liabilities of the business of PPG relating to the production of chlorine, caustic soda and related chemicals as further described in the section of this document entitled “Information on the PPG Chlor-alkali and Derivatives Business” and to be transferred to Splitco pursuant to the terms and conditions contained in the Separation Agreement;

•	“PPG common stock” means the common stock, par value $1.66 2/3 per share, of PPG;

•	“PPG Group” means PPG and each of its consolidated subsidiaries which, after consummation of the Merger, will not include the PPG Chlor-alkali and Derivatives Business;

•	“PPG shareholders” means the holders of PPG common stock;

•	“SEC” means the United States Securities and Exchange Commission;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Separation” means the transfer by PPG of the assets and liabilities related to the PPG Chlor-alkali and Derivatives Business, including certain subsidiaries of PPG, to Splitco;

•	“Separation Agreement” means the Separation Agreement, dated as of July 18, 2012, between PPG and Splitco;

•	“Servitude Agreement” means the Servitude Agreement to be entered into at the date of the Separation between PPG and Splitco;

•	“Shared Facilities, Services and Supply Agreement” means the Shared Facilities, Services and Supply Agreement to be entered into at the date of the Separation between PPG and Splitco;

•

“Special Distribution” means the distribution to be made in connection with the Transactions by Splitco to PPG consisting of (1) approximately $225.0 million in cash, subject to increase or decrease by PPG within certain parameters set forth in the Merger Agreement, and (2) the Debt Securities in an amount that would satisfy the debt obligations of PPG described in the section entitled “Debt Financing—PPG Bridge Facility”;

•	“Splitco” means Eagle Spinco, Inc., a Delaware corporation, and, prior to the Merger, a wholly-owned subsidiary of PPG, and, unless the context otherwise requires, its subsidiaries;

•	“Splitco Group” means Splitco and each of its consolidated subsidiaries (including, after consummation of the Merger, Georgia Gulf and each of its subsidiaries);

•	“Tax Matters Agreement” means the Tax Matters Agreement to be entered into at the date of the Separation by and among Georgia Gulf, PPG and Splitco;

•

“TCI” means Taiwan Chlorine Industries, Ltd., a joint venture between PPG and China Petrochemical Development Corporation, in which PPG owns a 60 percent interest. For more information about the transfer of PPG’s interest in TCI to Splitco, see “The Merger Agreement—Financing”;

•	“TCI Interests” means the shares of TCI owned by PPG immediately prior to the effective time of the Merger;

•

“Term Facility” means $225.0 million in new bank debt, subject to increase or decrease by PPG within certain parameters set forth in the Merger Agreement, to be incurred by Splitco under a senior secured term loan facility, which debt will be obligations of Splitco and, upon consummation of the Transactions, guaranteed by Georgia Gulf and certain of its subsidiaries;

•

“Transactions” means the transactions contemplated by the Merger Agreement and the Separation Agreement, which provide for, among other things, the Separation, the Term Facility, the Debt Securities, the Debt Exchange, the Distribution and the Merger, as described in the section of this document entitled “The Transactions”;

•	“Transition Services Agreement” means the Transition Services Agreement to be entered into at the date of the Separation between PPG and Splitco; and

•	“VWAP” means volume-weighted average price.

QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER AND THE TRANSACTIONS

Questions and Answers About This Exchange Offer

The following are some of the questions that PPG shareholders may have, and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. You are urged to read this document in its entirety prior to making any decision.

Q:	Who may participate in this Exchange Offer?

A:	Any U.S. holders of PPG common stock during the exchange offer period may participate in this exchange offer. Although PPG has mailed this prospectus to its shareholders to the extent required by U.S. law, including shareholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of PPG common stock or shares of Splitco common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. PPG has not taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of PPG common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of PPG common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for PPG to take any action to facilitate a public offering in that country. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of PPG common stock, Splitco common stock or Georgia Gulf common stock that may apply in their home countries. PPG, Splitco and Georgia Gulf cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

Q:	How many shares of Splitco common stock will I receive for each share of PPG common stock that I tender?

A:	This exchange offer is designed to permit you to exchange your shares of PPG common stock for shares of Splitco common stock at a % discount to the per-share value of Georgia Gulf common stock, calculated as set forth in this document. Stated another way, for each $1.00 of your PPG common stock accepted in this exchange offer, you will receive approximately $ of Splitco common stock. The value of the PPG common stock will be based on the calculated per-share value for the PPG common stock on the NYSE and the value of the Splitco common stock will be based on the calculated per-share value for Georgia Gulf common stock on the NYSE, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates. Please note, however, that:

•

The number of shares you can receive is subject to an upper limit of an aggregate of              shares of Splitco common stock for each share of PPG common stock accepted in this exchange offer. The next question and answer below describes how this limit may impact the value you receive.

•	This exchange offer does not provide for a minimum exchange ratio. See “This Exchange Offer—Terms of this Exchange Offer.”

•	Because this exchange offer is subject to proration, PPG may accept for exchange only a portion of the PPG common stock tendered by you.

Q:	Is there a limit on the number of shares of Splitco common stock I can receive for each share of PPG common stock that I tender?

A:	The number of shares you can receive is subject to an upper limit of shares of Splitco common stock for each share of PPG common stock accepted in this exchange offer. If the upper limit is in effect, you will receive less than $ of Splitco common stock for each $1.00 of PPG common stock that you tender, and you could receive much less. For example, if the calculated per-share value of PPG common stock was $ (the highest closing price for PPG common stock on the NYSE during the three-month period prior to commencement of this exchange offer) and the calculated per-share value of Splitco common stock was $ (the lowest closing price for Georgia Gulf common stock on the NYSE during that three-month period), the value of Splitco common stock, based on the Georgia Gulf common stock price, received for PPG common stock accepted for exchange would be approximately $ for each $1.00 of PPG common stock accepted for exchange.

The upper limit represents a             % discount for Splitco common stock based on the closing prices of PPG common stock and Georgia Gulf common stock on the NYSE on             , 2012 (the day before the commencement of this exchange offer). PPG set this upper limit to ensure that an unusual or unexpected drop in the trading price of Georgia Gulf common stock, relative to the trading price of PPG common stock, would not result in an unduly high number of shares of Splitco common stock being exchanged for each share of PPG common stock accepted in this exchange offer.

Q:	What will happen if the upper limit is in effect?

A:	PPG will announce whether the upper limit on the number of shares that can be received for each share of PPG common stock tendered will be in effect at the expiration of the exchange offer period, through www. .com/ / and by press release, no later than 4:30 p.m., New York City time, on the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date to permit shareholders to tender or withdraw their PPG common stock during those days. The daily VWAP and trading prices of PPG common stock and Georgia Gulf common stock during this Mandatory Extension will not, however, affect the exchange ratio, which will be fixed at . See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension.”

Q:	How are the calculated per–share values of PPG common stock and Georgia Gulf common stock determined for purposes of calculating the number of shares of Splitco common stock to be received in this exchange offer?

A:	The calculated per–share value of PPG common stock and Georgia Gulf common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of PPG common stock and Georgia Gulf common stock, as the case may be, on the NYSE on each of the Valuation Dates. PPG will determine such calculations of the per–share values of PPG common stock and Georgia Gulf common stock and such determination will be final.

Q:	What is the “daily volume–weighted average price” or “daily VWAP?”

A:

The “daily volume–weighted average price” for PPG common stock and Georgia Gulf common stock will be the volume-weighted average price of PPG common stock and Georgia Gulf common stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE and in no event later than 4:10 p.m., New York City time), as reported to PPG by Bloomberg L.P. for the equity ticker pages PPG, in the case of PPG common stock, and GGC, in the case of Georgia Gulf common stock. The daily VWAPs provided by Bloomberg L.P. may be different from other sources of volume–weighted average prices or investors’ or security holders’ own calculations of volume–weighted average prices.

Q:	Where can I find the daily VWAP of PPG common stock and Georgia Gulf common stock during the exchange offer period?

A:	The daily VWAP of both PPG common stock and Georgia Gulf common stock, together with indicative exchange ratios, for each day during this exchange offer will be available by contacting the information agent at the toll–free number provided on the back cover of this document. During the period of the Valuation Dates, when the values of PPG common stock and Georgia Gulf common stock are calculated for the purposes of this exchange offer, the indicative exchange ratios based on indicative calculated per–share values calculated by PPG will equal (i) on the first Valuation Date, the intra–day VWAP during the elapsed portion of that day, (ii) on the second Valuation Date, the intra–day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the intra–day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date.

Q:	Why is the calculated per–share value for Splitco common stock based on the trading prices for Georgia Gulf common stock?

A:	There is currently no trading market for Splitco common stock and no such trading market will be established in the future. PPG believes, however, that the trading prices for Georgia Gulf common stock are an appropriate proxy for the trading prices of Splitco common stock because (i) in the Merger each share of Splitco common stock will be converted into the right to receive a number of shares of Georgia Gulf common stock equal to (a) the greater of (i) 35,200,000 shares of Georgia Gulf common stock or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, divided by (b) the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the Merger (subject to adjustment in certain circumstances) and (ii) at the Valuation Dates, it is expected that all the major conditions to the consummation of the Merger will have been satisfied and the Merger will be expected to be consummated shortly, such that investors should be expected to be valuing Georgia Gulf common stock based on the expected value of such Georgia Gulf common stock after the Merger. There can be no assurance, however, that Georgia Gulf common stock after the Merger will trade on the same basis as Georgia Gulf common stock trades prior to the Merger. See “Risk Factors—Risks Related to the Transactions—The trading prices of Georgia Gulf common stock may not be an appropriate proxy for the prices of Splitco common stock.”

Q:	How and when will I know the final exchange ratio?

A:	Subject to the possible Mandatory Extension of this exchange offer described below, the final exchange ratio showing the number of shares of Splitco common stock that you will receive for each share of PPG common stock accepted in this exchange offer will be available at www. .com/ / no later than 4:30 p.m., New York City time, on the expiration date and separately announced by press release. In addition, as described below, you may also contact the information agent to obtain these indicative exchange ratios and the final exchange ratio at its toll–free number provided on the back cover of this document.

PPG will announce whether the upper limit on the number of shares that can be received for each share of PPG common stock tendered is in effect at www.        .com/        / and separately by press release, no later than 4:30 p.m., New York City time, on the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date will be made to permit shareholders to tender or withdraw their PPG common stock during those days.

Q:	Will indicative exchange ratios be provided during the tender offer period?

A:	Yes. Indicative exchange ratios will be available by contacting the information agent at the toll-free number provided on the back cover of this prospectus on each day during the exchange offer period, calculated as though that day were the expiration date of this exchange offer. The indicative exchange ratio will also reflect whether the upper limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at its toll–free number to obtain these indicative exchange ratios.

In addition, for purposes of illustration, a table that indicates the number of shares of Splitco common stock that you would receive per share of PPG common stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAP of PPG common stock and Georgia Gulf common stock on the Valuation Dates is provided under “This Exchange Offer—Terms of this Exchange Offer.”

Q:	What if PPG common stock or Georgia Gulf common stock does not trade on any of the Valuation Dates?

A:	If a market disruption event occurs with respect to PPG common stock or Georgia Gulf common stock on any of the Valuation Dates, the calculated per–share value of PPG common stock and Splitco common stock will be determined using the daily VWAP of shares of PPG common stock and shares of Georgia Gulf common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both PPG common stock and Georgia Gulf common stock. If, however, a market disruption event occurs as specified above, PPG may terminate this exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this exchange offer. For specific information as to what would constitute a market disruption event, see “This Exchange Offer—Conditions for Consummation of this Exchange Offer.”

Q:	Are there circumstances under which I would receive fewer shares of Splitco common stock than I would have received if the exchange ratio were determined using the closing prices of PPG common stock and Georgia Gulf common stock on the expiration date of this exchange offer?

A:	Yes. For example, if the trading price of PPG common stock were to increase during the period of the Valuation Dates, the calculated per–share value of PPG common stock would likely be lower than the closing price of PPG common stock on the expiration date of this exchange offer. As a result, you may receive fewer shares of Splitco common stock for each $1.00 of PPG common stock than you would have if that per–share value were calculated on the basis of the closing price of PPG common stock on the expiration date. Similarly, if the trading price of Georgia Gulf common stock were to decrease during the period of the Valuation Dates, the calculated per–share value of Splitco common stock would likely be higher than the closing price of Georgia Gulf common stock on the expiration date. This could also result in your receiving fewer shares of Splitco common stock for each $1.00 of PPG common stock than you would otherwise receive if that per–share value were calculated on the basis of the closing price of Georgia Gulf common stock on the expiration date of this exchange offer. See “This Exchange Offer—Terms of this Exchange Offer.”

Q:	Will PPG distribute fractional shares?

A:

Upon consummation of this exchange offer, the exchange offer agent will hold the shares of Splitco common stock in trust for the holders of PPG common stock who validly tendered their shares and, in case of a pro rata distribution, for the holders of record of PPG common stock for the pro rata distribution. Immediately following the consummation of this exchange offer and by means of the Merger, each share of Splitco common stock will be converted into the right to receive a number of shares of Georgia Gulf common stock equal to (a) the greater of (i) 35,200,000 shares of Georgia Gulf common stock or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, divided by (b) the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the Merger. In the Merger, no fractional shares of Georgia Gulf common stock will be delivered to holders of Splitco common stock. All fractional shares of Georgia Gulf common stock that a holder of shares of Splitco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the transfer agent. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Splitco common stock that would otherwise be entitled to receive such fractional shares of Georgia Gulf common stock in the Merger, in the open market or otherwise as reasonably directed by PPG, and in no case later than five business days after the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Splitco common stock that would otherwise be entitled to receive such fractional shares of Georgia Gulf common stock in the Merger.

Q:	What is the aggregate number of shares of Splitco common stock being offered in this exchange offer?

A:	In this exchange offer, PPG is offering a number of shares of Splitco common stock equal to the greater of (i) 35,200,000 shares or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, subject to adjustment under certain circumstances. In this exchange offer, PPG is offering all the shares of Splitco common stock it holds on the date of consummation of this exchange offer.

Q:	What happens if not enough shares of PPG common stock are tendered to allow PPG to exchange all of the shares of Splitco common stock it holds?

A:	If this exchange offer is consummated but less than all shares of Splitco common stock owned by PPG are exchanged because this exchange offer is not fully subscribed, the additional shares of Splitco common stock owned by PPG will be distributed on a pro rata basis to the holders of shares of PPG common stock.

Upon consummation of this exchange offer, PPG will deliver to the exchange offer agent a global certificate representing all of the Splitco common stock being distributed in this exchange offer, with instructions to hold the shares of Splitco common stock in trust for holders of shares of PPG common stock validly tendered and not withdrawn and holders of shares of PPG common stock as of the distribution date of a pro rata distribution, if any. If there is a pro rata distribution, the exchange offer agent will calculate the exact number of shares of Splitco common stock not exchanged in this exchange offer and to be distributed on a pro rata basis, and that number of shares of Splitco common stock will be held in trust for the holders of shares of PPG common stock. See “This Exchange Offer—Dividend and Distribution of Any Shares of Splitco Common Stock Remaining After This Exchange Offer.

Q:	Will all shares of PPG common stock that I tender be accepted in this exchange offer?

A:	Not necessarily. Depending on the number of shares of PPG common stock validly tendered in this exchange offer and not properly withdrawn, and the calculated per-share values of PPG common stock and Splitco common stock determined as described above, PPG may have to limit the number of shares of PPG common stock that it accepts in this exchange offer through a proration process. Any proration of the number of shares accepted in this exchange offer will be determined on the basis of the proration mechanics described under “Summary—Terms of this Exchange Offer—Proration; Odd-Lots.”

An exception to proration can apply to shareholders who beneficially own “odd–lots,” that is, fewer than 100 shares of PPG common stock. Beneficial holders of less than 100 shares of PPG common stock who validly tender all of their shares will not to be subject to proration.

In all other cases, proration for each tendering shareholder will be based on (i) the proportion that the total number of shares of PPG common stock to be accepted bears to the total number of shares of PPG common stock validly tendered and not properly withdrawn and (ii) the number of shares of PPG common stock validly tendered and not properly withdrawn by that shareholder (and not on that shareholder’s aggregate ownership of shares of PPG common stock). Any shares of PPG common stock not accepted for exchange as a result of proration will be returned to tendering shareholders promptly after the final proration factor is determined.

Q:	Will I be able to sell my shares of Splitco common stock after this exchange offer is completed?

A:	No. There currently is no trading market for shares of Splitco common stock and no such trading market will be established in the future.

Q:	How many shares of PPG common stock will PPG accept if this exchange offer is completed?

A:	The number of shares of PPG common stock that will be accepted if this exchange offer is completed will depend on the final exchange ratio, the number of shares of Splitco common stock offered and the number of shares of PPG common stock tendered. Assuming PPG offers 35,200,000 shares of Splitco common stock in this exchange offer, the largest possible number of shares of PPG common stock that will be accepted would equal 35,200,000 divided by the final exchange ratio. For example, assuming that the final exchange ratio is (the maximum number of shares of Splitco common stock that could be exchanged for one share of PPG common stock), then PPG would accept up to a total of approximately shares of PPG common stock.

Q:	Are there any conditions to PPG’s obligation to complete this exchange offer?

A:	Yes. This exchange offer is subject to various conditions listed under “This Exchange Offer—Conditions for Consummation of this Exchange Offer.” If any of these conditions are not satisfied or waived prior to the expiration of this exchange offer, PPG will not be required to accept shares for exchange and may extend or terminate this exchange offer.

PPG may waive any of the conditions to this exchange offer. For a description of the material conditions precedent to this exchange offer, including satisfaction or waiver of the conditions to the Transactions, the receipt of Georgia Gulf stockholder approval of the issuance of shares of Georgia Gulf common stock in connection with Merger and other conditions, see “This Exchange Offer—Conditions for Consummation of this Exchange Offer.” Georgia Gulf has no right to waive any of the conditions to this exchange offer.

Q:	When does this exchange offer expire?

A:	The period during which you are permitted to tender your shares of PPG common stock in this exchange offer will expire at 12:00 midnight, New York City time, on , 2012, unless PPG extends this exchange offer. See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment.”

Q:	Can this exchange offer be extended and under what circumstances?

A:	Yes. PPG can extend this exchange offer, in its sole discretion, at any time and from time to time. For instance, this exchange offer may be extended if any of the conditions for consummation of this exchange offer listed under “This Exchange Offer—Conditions for Consummation of this Exchange Offer” are not satisfied or waived prior to the expiration of this exchange offer. In case of an extension of this exchange offer, PPG will publicly announce the extension at www. .com/ / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. In addition, if the upper limit on the number of shares that can be received for each share of PPG common stock tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second following trading day.

Q:	How do I participate in this exchange offer?

A:	The procedures you must follow to participate in this exchange offer will depend on whether you hold your shares of PPG common stock in certificated form, through a bank or trust company or broker, or if your PPG common shares are held in book-entry via the Direct Registration System (“DRS”). For specific instructions about how to participate, see “This Exchange Offer—Terms of This Exchange Offer—Procedures for Tendering.”

Q:	How do I tender my shares of PPG common stock after the final exchange ratio has been determined?

A:	If you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described in the section entitled “This Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.” If you hold shares of PPG common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

If your shares of PPG common stock are held through an institution and you wish to tender your PPG common stock after The Depository Trust Company has closed, the institution must deliver a notice of guaranteed delivery to the exchange offer agent via facsimile prior to 12:00 midnight, New York City time, on the expiration date.

Q:	Can I tender only a portion of my shares of PPG common stock in this exchange offer?

A:	Yes. You may tender all, some or none of your shares of PPG common stock.

Q:	What do I do if I want to retain all of my shares of PPG common stock?

A:	If you want to retain all of your shares of PPG common stock, you do not need to take any action. However, after the Transactions, the PPG Chlor-alkali and Derivatives Business will no longer be owned by PPG, and as a holder of PPG common stock you will no longer hold shares in a company that owns the PPG Chlor-alkali and Derivatives Business (unless the exchange offer is consummated but is not fully subscribed and the remaining shares of Splitco common stock are distributed on a pro rata basis to PPG shareholders whose shares of PPG common stock remain outstanding after consummation of the exchange offer).

Q:	Can I change my mind after I tender my shares of PPG common stock?

A:	Yes. You may withdraw your tendered shares at any time before this exchange offer expires. See “This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights.” If you change your mind again, you can re-tender your shares of PPG common stock by following the tender procedures again prior to the expiration of this exchange offer.

Q:	Will I be able to withdraw the shares of PPG common stock I tender after the final exchange ratio has been determined?

A:	Yes. The final exchange ratio used to determine the number of shares of Splitco common stock that you will receive for each share of PPG common stock accepted in this exchange offer will be announced no later than 4:30 p.m., New York City time, on the expiration date of this exchange offer, which is , 2012, unless this exchange offer is extended or terminated. You have the right to withdraw shares of PPG common stock you have tendered at any time before 12:00 midnight, New York City time, on the expiration date, which is , 2012. See “This Exchange Offer—Terms of this Exchange Offer.”

If the upper limit on the number of shares of Splitco common stock that can be received for each share of PPG common stock tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer until 12:00 midnight,

New York City time, on the second trading day following the originally contemplated expiration date will be made to permit you to tender or withdraw your PPG common stock during those days, either directly or by acting through a broker, dealer, commercial bank, trust company or similar institution on your behalf.

Q:	How do I withdraw my tendered PPG common stock after the final exchange ratio has been determined?

A:	If you are a registered shareholder of PPG common stock (which includes persons holding certificated shares and book-entry shares held through DRS) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or a facsimile transmission notice of withdrawal to the exchange offer agent prior to 12:00 midnight, New York City time, on the expiration date. The information that must be included in that notice is specified under “This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange offer agent on your behalf before 12:00 midnight, New York City time, on the expiration date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange offer agent.

If your shares of PPG common stock are held through an institution and you wish to withdraw shares of PPG common stock after The Depository Trust Company has closed, the institution must deliver a written notice of withdrawal to the exchange offer agent prior to 12:00 midnight, New York City time, on the expiration date, in the form of The Depository Trust Company’s notice of withdrawal and you must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. See “This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights—Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined.”

Q:	Will I be subject to U.S. federal income tax on the shares of Splitco common stock that I receive in this exchange offer or on the shares of Georgia Gulf common stock that I receive in the Merger?

A:	Shareholders of PPG generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of this exchange offer or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Georgia Gulf common stock received in the Merger.

The material U.S. federal income tax consequences of the exchange offer and the Merger are described in more detail under “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

Q:	Are there any appraisal rights for holders of shares of PPG common stock?

A:	There are no appraisal rights available to holders of shares of PPG common stock in connection with this exchange offer.

Q:	Whom do I contact for information regarding this exchange offer?

A:	You may call the information agent, , at (for shareholders) and (for banks and brokers), to ask any questions about this exchange offer or to request additional documents, including copies of this document and the letter of transmittal (including the instructions thereto).

Questions and Answers about the Transactions

Q:	What are the key steps of the Transactions?

A:	Below is a summary of the key steps of the Transactions. A step-by-step description of material events relating to the Transactions is set forth under “The Transactions.”

•	PPG will transfer to Splitco the PPG Chlor-alkali and Derivatives Business;

•

prior to the Distribution, Splitco will incur new indebtedness in the form of the Term Facility in the amount of approximately $225.0 million and issue approximately $675.0 million in aggregate principal amount of Debt Securities to PPG. PPG will ultimately receive the cash proceeds from the approximately $225.0 million term loan under the Term Facility through a distribution in connection with the Separation and prior to the consummation of the Merger. PPG is then expected to transfer the Debt Securities on or about the closing date of the Merger to investment banks and/or commercial banks in satisfaction of the debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility.” The Debt Securities are subsequently expected to be sold by the investment banks and/or commercial banks to third-party investors as described below. PPG is expected to receive approximately $900.0 million in cash from the Term Facility and Debt Securities;

•

PPG will offer to PPG shareholders the right to exchange all or a portion of their shares of PPG common stock for shares of Splitco common stock in an exchange offer. If the exchange offer is consummated but is not fully subscribed, PPG will distribute the remaining shares of Splitco common stock on a pro rata basis to PPG shareholders whose shares of PPG common stock remain outstanding after consummation of the exchange offer. If there is a pro rata distribution, the exchange agent will calculate the exact number of shares of Splitco common stock not exchanged in the exchange offer and to be distributed on a pro rata basis, and the number of shares of Georgia Gulf common stock into which the remaining shares of Splitco common stock will be converted in the Merger will be transferred to PPG shareholders (after giving effect to the consummation of the exchange offer) as promptly as practicable thereafter;

•

immediately after the Distribution, and on the closing date of the Merger, Merger Sub will merge with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf. In the Merger, each share of Splitco common stock will be converted into the right to receive Georgia Gulf common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.” Following the consummation of the Merger, Georgia Gulf and certain of its subsidiaries will guarantee the Term Facility and the Debt Securities;

•

immediately after consummation of the Merger, at least 50.5% of Georgia Gulf common stock is expected to be held by pre-Merger holders of PPG common stock and no more than 49.5% of Georgia Gulf common stock is expected to be held by pre-Merger Georgia Gulf stockholders; and

•

as described in the second bullet point above, Georgia Gulf and PPG expect the Debt Securities to be transferred by PPG on or about the closing date of the Merger to investment banks and/or commercial banks in the Debt Exchange in exchange for debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility.” The Debt Securities will then be sold by the investment banks and/or commercial banks to third-party investors pursuant to an exemption from registration under the Securities Act in either a private placement or a “Rule 144A” transaction.

Q:	What are the material U.S. federal income tax consequences to Georgia Gulf and Georgia Gulf’s stockholders resulting from the Transactions?

A:	Georgia Gulf will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger. Because Georgia Gulf stockholders will not participate in the Distribution or the Merger, Georgia Gulf stockholders will generally not recognize gain or loss upon either the Distribution (including this exchange offer) or the Merger.

Q:	What will Georgia Gulf stockholders receive in the Merger?

A:	Georgia Gulf stockholders will not directly receive any consideration in the Merger. All shares of Georgia Gulf common stock issued and outstanding immediately before the Merger will remain issued and outstanding after consummation of the Merger. Immediately after the Merger, Georgia Gulf stockholders will continue to own shares in Georgia Gulf, which will include the PPG Chlor-alkali and Derivatives Business. Splitco, as a wholly-owned subsidiary of Georgia Gulf, will be responsible for repaying the approximately $900.0 million of debt that will be incurred in connection with the Transactions, and these debt obligations will be guaranteed by Georgia Gulf and certain of its subsidiaries after the consummation of the Merger.

Q:	Are there possible adverse effects on the value of Georgia Gulf common stock to be received by PPG shareholders who participate in the exchange offer?

A:	PPG shareholders that participate in the exchange offer will be exchanging their shares of PPG common stock for shares of Splitco common stock at a discount to the per-share value of Georgia Gulf common stock. The existence of a discount, along with the issuance of shares of Georgia Gulf common stock pursuant to the Merger, may negatively affect the market price of Georgia Gulf common stock. Further, Splitco will be the obligor on approximately $900.0 million of debt, consisting of approximately $225.0 million under the Term Facility and approximately $675.0 million in Debt Securities, which, after the consummation of the Merger, will be guaranteed by Georgia Gulf and certain of its subsidiaries. This additional indebtedness could adversely affect the operations and financial condition of Georgia Gulf. Georgia Gulf also expects to incur significant one-time costs in connection with the Transactions, including financial, legal, accounting and other professional fees and costs, and the other costs necessary to achieve the benefits that may result from the realization of approximately $115.0 million of annualized cost synergies Georgia Gulf management believes are achievable in the Merger; and the incurrence of these costs may have an adverse impact on Georgia Gulf’s liquidity or operating results in the periods in which they are incurred. Finally, Georgia Gulf’s management will be required to devote a significant amount of time and attention to the process of integrating the operations of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business. If Georgia Gulf management is not able to effectively manage the process, Georgia Gulf’s business could suffer and its stock price may decline. See “Risk Factors” for a further discussion of the material risks associated with the Transactions.

Q:	How will the Transactions impact the future liquidity and capital resources of Georgia Gulf?

A:	The approximately $225.0 million under the Term Facility and approximately $675.0 million in Debt Securities will be the debt obligations of Splitco, and, after consummation of the Merger, will be guaranteed by Georgia Gulf and certain of its subsidiaries. In the Transactions, Georgia Gulf expects to incur significant one-time financial, legal, accounting and other professional fees and costs, as well as other costs necessary to achieve the benefits that may result from the realization of approximately $115.0 million of annualized cost synergies Georgia Gulf’s management believes are achievable in the Merger. Georgia Gulf anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, after the Transactions will be cash provided by operations and additional availability under its current or any future credit facilities. Georgia Gulf expects to enter into the New ABL Revolver (as defined and described in the section entitled “Debt Financing—New ABL Revolver”), which is expected to, among other things, increase Georgia Gulf’s availability to $500.0 million, subject to applicable borrowing base limitations and certain other conditions. There can be no assurance that Georgia Gulf will be able to enter into the New ABL Revolver on acceptable terms, at an appropriate time, or at all.

Q:	How do the Transactions impact Georgia Gulf’s dividend policy?

A:

On May 21, 2012, Georgia Gulf declared a cash dividend of $0.08 per share, Georgia Gulf’s first dividend since 2008. This dividend was paid on July 10, 2012. Pursuant to the Merger Agreement, Georgia Gulf has agreed not to pay a quarterly dividend of greater than $0.08 per share until after the consummation of the

Merger and indicated its intent to pay quarterly dividends from and after the closing of the Merger at no less than the current rate of $0.32 per share per annum, although the payment of cash dividends in the future will be at the discretion of Georgia Gulf’s board of directors. The declaration of any cash dividends, and the amount thereof, will depend on many factors, including Georgia Gulf’s financial condition, capital requirements, funds from operations, the dividend taxation level, Georgia Gulf’s stock price, future business prospects, and any other factors, as Georgia Gulf’s board of directors may deem relevant. Additionally, the ABL Revolver and the indenture governing the 9 percent notes place significant restrictions on Georgia Gulf’s ability to pay dividends, and other indebtedness Georgia Gulf may incur in the future, including the New ABL Revolver, may contain similar restrictions.

Q:	What will PPG receive in the Transactions?

A:	PPG will receive the cash proceeds of the Term Facility, and will receive the Debt Securities. The Debt Securities are expected to be issued by Splitco to PPG prior to the Distribution. The Term Facility and Debt Securities will be the debt obligations of Splitco and, following the consummation of the Merger, will be guaranteed by Georgia Gulf and certain of its subsidiaries. As a result, PPG will receive total cash proceeds of approximately $900.0 million in connection with the Separation and the Distribution, subject to adjustments.

Q.	What will you receive in the Transactions?

A.	In the exchange offer, PPG will offer to you the right to exchange all or a portion of their shares of PPG common stock for shares of Splitco common stock. If the exchange offer is consummated but is not fully subscribed, PPG will distribute the remaining shares of Splitco common stock on a pro rata basis to PPG shareholders whose shares of PPG common stock remain outstanding after consummation of this exchange offer. In the Merger, each share of Splitco common stock will be converted into the right to receive Georgia Gulf common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.”

Q:	Are there any conditions to the consummation of the Transactions?

A:	Yes. Consummation of the Transactions is subject to a number of conditions, including:

•	the approval of Georgia Gulf’s stockholders of the issuance of shares of Georgia Gulf common stock in the Merger;

•	the receipt of certain rulings from the Internal Revenue Service (the “IRS”);

•	the receipt by PPG of the Distribution Tax Opinion;

•	the completion of the various transaction steps contemplated by the Merger Agreement and the Separation Agreement, including the Separation and the Distribution;

•	clearance of the Merger under applicable antitrust or competition laws in Canada and the United States; and

•	other customary conditions.

If Georgia Gulf waives the satisfaction of a material condition to the consummation of the Transactions, Georgia Gulf will evaluate the appropriate facts and circumstances at that time and resolicit stockholder approval of the issuance of shares of Georgia Gulf common stock in the Merger if required to do so by law.

This document describes these conditions in more detail under “The Merger Agreement—Conditions to the Merger.”

Q:	When will the Transactions be completed?

A:	The Transactions are expected to be completed in late 2012 or early 2013. However, it is possible that the Transactions could be completed at a later time or not at all. For a discussion of the conditions to the Transactions, see “The Merger Agreement—Conditions to the Merger.”

Q:	Are there risks associated with the Transactions?

A:	Yes. The material risks associated with the Transactions are discussed in the section of this document entitled “Risk Factors.” Those risks include, among others, the possibility that Georgia Gulf may fail to realize the anticipated benefits of the Merger, the uncertainty that Georgia Gulf will be able to integrate the PPG Chlor-alkali and Derivatives Business successfully, the possibility that Georgia Gulf may be unable to provide benefits and services or access to equivalent financial strength and resources to the PPG Chlor-alkali and Derivatives Business that historically have been provided by PPG, the additional long-term indebtedness and liabilities that Georgia Gulf will have following the consummation of the Transactions and the substantial dilution to the ownership interest of current Georgia Gulf stockholders following the consummation of the Merger.

Q:	What stockholder approvals are needed in connection with the Transactions?

A:	Georgia Gulf cannot complete the Transactions unless the proposal relating to the issuance of shares of Georgia Gulf common stock in the Merger is approved by the affirmative vote of a majority of the shares of Georgia Gulf common stock represented and voting at the special meeting, either in person or by proxy (provided that the total votes cast on the proposal represent over 50% in interest of all shares entitled to vote on the proposal).

Q:	Where will the Georgia Gulf shares to be issued in the Merger be listed?

A:	Georgia Gulf common stock is listed on the NYSE under “GGC.” After the consummation of the Transactions, all shares of Georgia Gulf common stock issued in the Merger, and all other outstanding shares of Georgia Gulf common stock, will continue to be listed on the NYSE.

SUMMARY

The following summary contains certain information described in more detail elsewhere in this document. It does not contain all the details concerning the Transactions, including information that may be important to you. To better understand the Transactions, you should carefully review this entire document and the documents it refers to. See “Where You Can Find More Information; Incorporation by Reference.”

The Companies

Georgia Gulf Corporation

Georgia Gulf Corporation

115 Perimeter Center Place, Suite 460

Atlanta, Georgia 30346

Telephone: (770) 395-4500

Georgia Gulf Corporation is a leading, integrated North American manufacturer and international marketer of chemicals and building products. Georgia Gulf manufactures two chemical lines, chlorovinyls and aromatics, as well as vinyl-based building and home improvement products. Georgia Gulf’s vinyl-based building and home improvement products, marketed under the Royal Building Products and Exterior Portfolio brands, include window and door profiles, mouldings, siding, pipe and pipe fittings and deck products. Georgia Gulf, headquartered in Atlanta, Georgia, has manufacturing facilities located throughout North America to provide industry-leading service to customers.

Grizzly Acquisition Sub, Inc.

Grizzly Acquisition Sub, Inc.

c/o Georgia Gulf Corporation

115 Perimeter Center Place, Suite 460

Atlanta, Georgia 30346

Telephone: (770) 395-4500

Grizzly Acquisition Sub, Inc., a Delaware corporation referred to in this document as Merger Sub, is a newly formed, direct wholly-owned subsidiary of Georgia Gulf that was organized specifically for the purpose of completing the Merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and in connection with the Transactions.

PPG Industries, Inc.

PPG Industries, Inc.

One PPG Place

Pittsburgh, Pennsylvania 15272

Telephone: (412) 434-3131

PPG Industries, Inc., incorporated in Pennsylvania in 1883, is a leading coatings and specialty products company. PPG’s net sales in 2011 totaled $14,885 million and 2011 net income was $1,095 million. PPG’s corporate headquarters is located in Pittsburgh, Pennsylvania. PPG has manufacturing facilities, sales offices, research and development centers and distribution centers located throughout the world. At December 31, 2011 PPG operated 128 manufacturing facilities in 45 countries.

Eagle Spinco Inc.

Eagle Spinco Inc.

c/o PPG Industries, Inc.

One PPG Place

Pittsburgh, Pennsylvania 15272

Telephone: (412) 434-3131

Eagle Spinco Inc., a Delaware corporation referred to in this document as Splitco, is a newly formed, direct wholly-owned subsidiary of PPG that was organized specifically for the purpose of effecting the Separation. Splitco has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Transactions.

The Transactions

On July 19, 2012, Georgia Gulf and PPG announced that they, along with Splitco and Merger Sub, had entered into the Merger Agreement, and that PPG and Splitco had entered into the Separation Agreement, which together provide for the combination of Georgia Gulf’s business and the PPG Chlor-alkali and Derivatives Business. In the Transactions, PPG will transfer the PPG Chlor-alkali and Derivatives Business to Splitco. Prior to the Distribution, PPG will receive the cash proceeds of approximately $225.0 million from borrowings under the Term Facility through a distribution in connection with the Separation and prior to the consummation of the Merger. PPG will also receive approximately $675.0 million in Debt Securities, which are expected to be issued by Splitco to PPG prior to the Distribution, and then transferred on or about the closing date of the Merger to investment banks and/or commercial banks in satisfaction of the debt obligations of PPG described in the section entitled “Debt Financing—PPG Bridge Facility.”

On the closing date of the Merger, PPG will distribute shares of Splitco common stock to its participating shareholders in an exchange offer. If the exchange offer is consummated but is not fully subscribed, PPG will distribute the remaining shares of Splitco common stock on a pro rata basis to PPG shareholders whose shares of PPG common stock remain outstanding after consummation of the exchange offer. If there is a pro rata distribution, the exchange agent will calculate the exact number of shares of Splitco common stock not exchanged in the exchange offer and to be distributed on a pro rata basis, and the number of shares of Georgia Gulf common stock into which the remaining shares of Splitco common stock will be converted in the Merger will be transferred to PPG shareholders (after giving effect to the consummation of the exchange offer) as promptly as practicable thereafter. Immediately after the Distribution and on the closing date of the Merger, Merger Sub will merge with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf. In the Merger, each share of Splitco common stock will be converted into the right to receive Georgia Gulf common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.”

Georgia Gulf expects to issue 35,200,000 million shares of Georgia Gulf common stock in the Merger, although the exact number of shares to be issued in the Merger will not be known until the closing date. Based upon the reported closing sale price of $             per share for Georgia Gulf common stock on the NYSE on                 , 2012, the total value of the shares to be issued by Georgia Gulf and the amount of cash received by PPG in the Transactions, including the Term Facility and the Debt Securities, which will be the obligations of Splitco and, following the consummation of the Merger, will be guaranteed by Georgia Gulf, would have been approximately $             million. The value of the consideration to be paid by Georgia Gulf will depend on the market price of shares of Georgia Gulf common stock at the time of determination.

After the Merger, Georgia Gulf will own and operate the PPG Chlor-alkali and Derivatives Business through Splitco, which will be Georgia Gulf’s wholly-owned subsidiary, and will also continue its current businesses. All shares of Georgia Gulf common stock, including those issued in the Merger, will be listed on the NYSE under Georgia Gulf’s current trading symbol “GGC.”

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1    Separation

PPG will transfer to Splitco, a newly formed, direct wholly-owned subsidiary of PPG, the PPG Chlor-alkali and Derivatives Business.

Step 2    Incurrence of Debt

Prior to the Distribution, Splitco will incur new indebtedness in the form of the Term Facility in the amount of approximately $225.0 million and issue approximately $675.0 million in aggregate principal amount of Debt Securities to PPG. PPG will ultimately receive the cash proceeds from the approximately $225.0 million term loan under the Term Facility through a distribution in connection with the Separation and prior to the consummation of the Merger. PPG is then expected to transfer the Debt Securities on or about the closing date of the Merger to investment banks and/or commercial banks in satisfaction of the debt obligations of PPG described in the section entitled “Debt Financing—PPG Bridge Facility.” The Debt Securities are subsequently expected to be sold by the investment banks and/or commercial banks to third-party investors as described below. PPG is expected to receive approximately $900.0 million in cash from the Term Facility and Debt Securities.

Step 3    Distribution—Exchange Offer

PPG will offer to PPG shareholders the right to exchange all or a portion of their shares of PPG common stock for shares of Splitco common stock in an exchange offer.

If the exchange offer is consummated but is not fully subscribed, PPG will distribute the remaining shares of Splitco common stock on a pro rata basis to PPG shareholders whose shares of PPG common stock remain outstanding after consummation of the exchange offer. If there is a pro rata distribution, the exchange agent will calculate the exact number of shares of Splitco common stock not exchanged in the exchange offer and to be distributed on a pro rata basis, and the number of shares of Georgia Gulf common stock into which the remaining shares of Splitco common stock will be converted in the Merger will be transferred to PPG shareholders (after giving effect to the consummation of the exchange offer) as promptly as practicable thereafter.

The exchange agent will hold, for the account of the relevant PPG shareholders, the global certificate(s) representing all of the outstanding shares of Splitco common stock, pending the consummation of the Merger. Shares of Splitco common stock will not be able to be traded during this period.

As previously noted, Splitco has prepared this document under the assumption that the shares of Splitco will be distributed to PPG shareholders pursuant to a split-off. Based on market conditions prior to closing, PPG will determine whether the Splitco shares will be distributed to PPG’s shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Step 4    Merger

Immediately after the Distribution, and on the closing date of the Merger, Merger Sub will merge with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and as a wholly-owned subsidiary of Georgia Gulf. In the Merger, each share of Splitco common stock will be converted into the right to receive Georgia Gulf common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.” Following the consummation of the Merger, Georgia Gulf and certain of its subsidiaries will guarantee the Term Facility and the Debt Securities.

Immediately after consummation of the Merger, at least 50.5% of Georgia Gulf common stock is expected to be held by pre-Merger holders of PPG common stock and no more than 49.5% of Georgia Gulf common stock is expected to be held by pre-Merger Georgia Gulf stockholders.

Step 5    Sale of Debt Securities to Third-Party Investors

As described in Step 2 above, Georgia Gulf and PPG expect the Debt Securities to be transferred by PPG on or about the closing date of the Merger to investment banks and/or commercial banks in the Debt Exchange in exchange for debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility.” The Debt Securities will then be sold by the investment banks and/or commercial banks to third-party investors pursuant to an exemption from registration under the Securities Act in either a private placement or a “Rule 144A” transaction.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Distribution, and the corporate structure immediately following the consummation of the Transactions contemplated by the Merger Agreement.

After completion of all of the steps described above:

•

Georgia Gulf’s wholly-owned subsidiary, Splitco, will hold the PPG Chlor-alkali and Derivatives Business and will be the obligor under the Term Facility and the Debt Securities, which will be guaranteed by Georgia Gulf and certain of its subsidiaries; and

•

PPG will receive the approximately $225.0 million in cash proceeds from the Term Facility and will exchange the approximately $675.0 million in Debt Securities for debt obligations of PPG in the Debt Exchange (and the Debt Securities will then be sold to third-party investors), resulting in PPG receiving approximately $900.0 million in cash from the Transactions.

Immediately after consummation of the Merger, at least 50.5% of Georgia Gulf common stock is expected to be held by pre-Merger holders of PPG common stock and no more than 49.5% of Georgia Gulf common stock is expected to be held by pre-Merger Georgia Gulf stockholders. In connection with the Transactions, Georgia Gulf, Merger Sub, PPG and/or Splitco have entered into or will enter into the Additional Agreements relating to, among other things, certain tax matters, certain employee matters, the provision of certain transition services during a transition period following the consummation of the Transactions and the sharing of facilities, services and supplies. See “Other Agreements.”

Various factors were considered by Georgia Gulf and PPG in negotiating the terms of the Transactions, including the equity ownership levels of Georgia Gulf stockholders and the PPG shareholders receiving shares of Georgia Gulf common stock in the Distribution. The principal factors considered by the parties negotiating the terms of the Transactions were the strategic and financial benefits that could be expected to be achieved by combining Georgia Gulf and the PPG Chlor-alkali and Derivatives Business relative to the future prospects of Georgia Gulf on a standalone basis, the relative actual results of operations and prospects of Georgia Gulf and of the PPG Chlor-alkali and Derivatives Business, synergies expected to be realized in the combination, as well as other alternatives that may be available to Georgia Gulf, and the risks and uncertainties associated with the Transactions and with such alternatives, and the other factors identified in the sections of this document entitled “The Transactions—Background of the Transactions” and “The Transactions—Georgia Gulf’s Reasons for the Transactions.” PPG also considered, among other things, the value to PPG and PPG’s shareholders that could be realized in the Transactions as compared to the value to PPG and PPG’s shareholders that could be realized if the Transactions did not occur, the proposed tax treatment of the Transactions, and the other factors identified in the section of this document entitled “The Transactions—PPG’s Reasons for the Transactions.”

Number of Shares of Splitco Common Stock to Be Distributed to PPG Shareholders

PPG is offering to exchange all shares of Splitco common stock for shares of PPG common stock validly tendered and not properly withdrawn. Splitco will authorize the issuance of a number of shares of Splitco common stock such that the total number of shares of Splitco common stock outstanding immediately prior to the effective time of the Merger will equal the greater of (i) 35,200,000 shares or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, subject to adjustment in certain circumstances.

Terms of this Exchange Offer

PPG is offering holders of shares of PPG common stock the opportunity to exchange their shares for shares of Splitco common stock. You may tender all, some or none of your shares of PPG common stock. This document and related documents are being sent to persons who directly held shares of PPG common stock on         , 2012 and brokers, banks and similar persons whose names or the names of whose nominees appear on PPG’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of PPG’s common stock.

PPG common stock validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described under “This Exchange Offer—Terms of this Exchange Offer,” on the terms and conditions of this exchange offer and subject to the limitations described below, including the proration provisions. PPG will promptly return any shares of PPG common stock that are not accepted for exchange following the expiration of this exchange offer and the determination of the final proration factor, if any, described below.

For the purposes of illustration, the table below indicates the number of shares of Splitco common stock that you would receive per share of PPG common stock you validly tender, calculated on the basis described under “This Exchange Offer—Terms of this Exchange Offer” and taking into account the upper limit, assuming a range of averages of the daily VWAP of PPG common stock and Georgia Gulf common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per–share values of PPG common stock and Splitco common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on         , 2012, based on the daily VWAPs of PPG common stock and Georgia Gulf common stock on         , 2012,         , 2012 and         , 2012. The table also shows the effects of a         % increase or decrease in either or both the calculated per–share values of PPG common stock and Splitco common stock based on changes relative to the values as of         , 2012.

PPG common stock	Georgia Gulf common stock	Calculated per-share value of PPG common stock	Calculated per-share value of Splitco common stock	Shares of Splitco common stock per PPG common stock tendered	Calculated Value Ratio(1)
As of , 2012	As of , 2012
Down %	Up %
Down %	Unchanged
Down %	Down %
Unchanged	Up %
Unchanged	Down %
Up %	Up %
Up %	Unchanged
Up %	Down %(2)

(1)	The Calculated Value Ratio equals (i) the calculated per-share value of Splitco common stock multiplied by the exchange ratio, divided by (ii) the calculated per-share value of PPG common stock.
(2)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been shares of Splitco common stock per share of PPG common stock tendered. In this scenario, PPG would announce that the upper limit on the number of shares that can be received for each share of PPG common stock tendered is in effect at the expiration of the exchange offer period no later than 4:30 p.m., New York City time, on the expiration date, that the exchange ratio will be fixed at the upper limit and this exchange offer will be extended until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date.

During the three–month period of         , 2012 through         , 2012, the highest closing price of PPG common stock on the NYSE was $         and the lowest closing price of Georgia Gulf common stock on the NYSE was $        . If the calculated per–share values of PPG common stock and Splitco common stock equaled these closing prices, you would have received only the limit of          shares of Splitco common stock for each share of PPG common stock tendered, and the value of such shares of Splitco common stock, based on the Georgia Gulf common stock price, would have been less than the value of PPG common stock accepted for exchange (approximately $         of Splitco common stock for each $1.00 of PPG common stock accepted for exchange).

Extension; Termination

This exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on         , 2012, unless this exchange offer is extended. You must tender your shares of PPG common stock prior to this time if you want to participate in this exchange offer. PPG may extend or terminate this exchange offer as described in this document.

Mandatory Extension

If the upper limit on the number of shares that can be received for each share of PPG common stock tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date.

In case of an extension of this exchange offer (mandatory or otherwise), PPG will publicly announce the extension by press release no later than 9:00 a.m., New York City time, on the previously scheduled expiration date.

Conditions for Consummation of this Exchange Offer

PPG’s obligation to exchange shares of Splitco common stock for shares of PPG common stock is subject to the conditions listed under “This Exchange Offer—Conditions for Consummation of this Exchange Offer,” including the satisfaction of conditions to the Transactions and other conditions. These conditions include:

•	the absence of a market disruption event;

•	the approval of Georgia Gulf’s stockholders of the issuance of shares of Georgia Gulf common stock in the Merger;

•	PPG’s receipt of a private letter ruling from the Internal Revenue Service (the “IRS”) regarding the tax-free treatment of certain aspects of the Transactions;

•	the receipt by PPG of a tax opinion from counsel to PPG;

•

the requirement that no one shareholder of Splitco (individually or together with all members of any “group,” as defined in the Exchange Act) after giving effect to this exchange offer and the Merger hold greater than 20% of the outstanding common stock of Georgia Gulf;

•	the completion of various transaction steps; and

•	other customary conditions.

For a description of the material conditions precedent to the Transactions, see “The Merger Agreement—Conditions to the Merger.”

PPG may waive any of the conditions to this exchange offer prior to the expiration of this exchange offer. Splitco has no right to waive any of the conditions to this exchange offer.

Proration; Odd-Lots

If, upon the expiration of this exchange offer, PPG shareholders have validly tendered more shares of PPG common stock than PPG is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Splitco common stock owned by PPG), PPG will accept for exchange the shares of PPG common stock validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of shares of PPG common stock to be accepted bears to the total number of shares of PPG common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of PPG common stock, and subject to any adjustment necessary to ensure the exchange of all shares of Splitco common stock owned by PPG), except for tenders of odd-lots, as described below.

PPG will announce the proration factor at www.        .com/        / and separately by press release as promptly as practicable after the expiration date. Upon determining the number of shares of PPG common stock validly tendered for exchange and not properly withdrawn, PPG will announce the final results of the exchange offer, including the final proration factor.

Beneficial holders of less than 100 shares of PPG common stock who validly tender all of their shares may elect not to be subject to proration by completing the box in the applicable letter of transmittal entitled “Odd-Lot Shares.” If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if PPG completes this exchange offer.

Fractional Shares

Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf. Each outstanding share of Splitco common stock will be converted into the right to receive a number of shares of Georgia Gulf common stock equal to (a) the greater of (i) 35,200,000 shares of Georgia Gulf common stock or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, divided by (b) the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the Merger. In this conversion of shares of Splitco common stock into shares of Georgia Gulf common stock, no fractional shares of Georgia Gulf common stock will be delivered to holders of Splitco common stock. All fractional shares of Georgia Gulf common stock that a holder of shares of Splitco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated by Georgia Gulf’s transfer agent. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Splitco common stock that would otherwise be entitled to receive such fractional shares of Georgia Gulf common stock in the Merger, in the open market or otherwise as reasonably directed by PPG, and in no case later than five business days after the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Splitco common stock that would otherwise be entitled to receive such fractional shares of Georgia Gulf common stock in the Merger.

Procedures for Tendering

For you to validly tender your shares of PPG common stock pursuant to this exchange offer, prior to the expiration of this exchange offer:

•

If you hold shares of PPG common stock, you must deliver to the exchange offer agent at an address listed on the letter of transmittal for PPG common stock you will receive, a properly completed and duly executed letter of transmittal (or a manually executed facsimile of that document), along with any required signature guarantees and any other required documents, and in the case of shares held in certificated form, book-entry via DRS, the certificates representing the shares of PPG common stock tendered.

•

If you hold shares of PPG common stock through a broker, you should receive instructions from your broker on how to participate in this exchange offer. In this situation, do not complete a letter of transmittal to tender your PPG common stock. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

Delivery of Shares of Splitco Common Stock

Upon consummation of this exchange offer, PPG will irrevocably deliver to the exchange offer agent a global certificate representing all of the Splitco common stock being exchanged in this exchange offer, with irrevocable instructions to hold the shares of Splitco common stock in trust for the holders of shares of PPG common stock validly tendered and not properly withdrawn in the exchange offer and, in the case of a pro rata distribution, if any, PPG shareholders whose shares of PPG common stock remain outstanding after the consummation of the exchange offer. Georgia Gulf will deposit with the transfer agent for the benefit of persons who received shares of Splitco common stock in this exchange offer certificates or book-entry authorizations representing shares of Georgia Gulf common stock, with irrevocable instructions to hold the shares of Georgia Gulf common stock in trust for the holders of Splitco common stock. Shares of Georgia Gulf common stock will be delivered immediately following the expiration of this exchange offer, the acceptance of PPG common stock for exchange, the determination of the final proration factor, if any, and the effectiveness of the Merger, pursuant to the procedures determined by the exchange offer agent and PPG’s transfer agent. See “This Exchange Offer—Terms of this Exchange Offer—Exchange of Shares of PPG Common Stock.”

Withdrawal Rights

You may withdraw your tendered PPG common stock at any time prior to the expiration of this exchange offer by following the procedures described herein. If you change your mind again, you may re-tender your PPG common stock by again following the exchange offer procedures prior to the expiration of this exchange offer.

No Appraisal Rights

No appraisal rights are available to holders of PPG common stock in connection with this exchange offer or any pro rata distribution of shares of Splitco common stock.

Distribution of Any Shares of Splitco Common Stock Remaining After this Exchange Offer

All shares of Splitco common stock owned by PPG that are not exchanged in this exchange offer will be distributed on a pro rata basis to the holders of shares of PPG common stock immediately following the consummation of this exchange offer, with a record date to be announced by PPG on such date.

If this exchange offer is consummated, the exchange offer agent will calculate the exact number of shares of Splitco common stock not exchanged in this exchange offer to be distributed on a pro rata basis, and that number of shares of Splitco common stock will be held in trust for holders of PPG common stock entitled thereto.

If this exchange offer is terminated by PPG without the exchange of shares, but the conditions for consummation of the Transactions have otherwise been satisfied, PPG intends to distribute all shares of Splitco common stock owned by PPG on a pro rata basis to the holders of PPG common stock and deferred stock awards, with a record date to be announced by PPG.

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Splitco common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of PPG, Splitco or Georgia Gulf have taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Splitco common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of PPG common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for PPG to take any action to facilitate a public offering in that country. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Splitco common stock (or Georgia Gulf common stock) that may apply in their home countries. PPG, Georgia Gulf and Splitco cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

Risk Factors

In deciding whether to tender your shares of PPG common stock in this exchange offer, you should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this document and the other documents to which you have been referred.

Debt Financing

In connection with the entry into the Merger Agreement, PPG and Georgia Gulf entered into certain commitment letters with other parties thereto pursuant to which those parties agreed to provide various financing in connection with the Transactions. The terms of the debt financing, including any conditions thereto and covenants thereunder, will be set out in various definitive documentation to be entered into by the respective parties. See “Debt Financing”.

Board of Directors and Management of Georgia Gulf Following the Transactions

Following the consummation of the exchange offer, Merger Sub will merge with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly owned subsidiary of Georgia Gulf. In connection with the Merger, Georgia Gulf will increase the size of its board of directors by three members, and three individuals selected by PPG and approved by the Nominating and Governance Committee of the board of directors of Georgia Gulf will be appointed to fill the vacancies. In accordance with the Merger Agreement, these individuals will also be nominated for re-election to the board of directors of Georgia Gulf at Georgia Gulf’s 2013 annual meeting of stockholders. The executive officers of Georgia Gulf immediately prior to the consummation of the Merger are expected to be the executive officers of Georgia Gulf immediately following the consummation of the Merger.

Georgia Gulf Stockholder Vote

Georgia Gulf cannot complete the Transactions unless the proposal relating to the issuance of shares of Georgia Gulf common stock in the Merger is approved by the affirmative vote of a majority of the shares of Georgia Gulf common stock represented and voting at the special meeting, either in person or by proxy (provided that the total votes cast on the proposal represent over 50% in interest of all shares entitled to vote on the proposal).

Accounting Treatment and Considerations

ASC 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Georgia Gulf in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests of Georgia Gulf after the Transactions. In this case, PPG shareholders participating in the exchange offer (and pro rata distribution, if any) are expected to receive at least 50.5% of the equity ownership and associated voting rights in Georgia Gulf after the Transactions.

•

The composition of the governing body of Georgia Gulf after the Transactions. In this case, the board of directors of Georgia Gulf immediately following the Merger will consist of the members of the board of directors of Georgia Gulf immediately prior to the consummation of the Merger. In addition, as of the consummation of the Merger, Georgia Gulf will increase the size of its board of directors by three members, and three individuals selected by PPG and approved by the Nominating and Governance Committee of the board of directors of Georgia Gulf will be appointed to fill the vacancies.

•

The composition of the senior management of Georgia Gulf after the Transactions. In this case, Georgia Gulf’s executive officers following the Merger will consist of Georgia Gulf’s executive officers immediately prior to the Merger.

Georgia Gulf’s management has determined that Georgia Gulf will be the accounting acquiror in the Merger based on the facts and circumstances outlined above and the detailed analysis of the relevant GAAP guidance. Consequently, Georgia Gulf will apply acquisition accounting to the assets acquired and liabilities assumed of Splitco upon consummation of the Merger. Upon consummation of the Merger, the historical financial statements will reflect only the operations and financial condition of Georgia Gulf.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger

The consummation of the Distribution (which includes this exchange offer) and related transactions is conditioned upon the receipt of the Private Letter Ruling (as defined below under the heading “The Transactions—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger—The Distribution”) and the Distribution Tax Opinion (as defined below under the heading “The Transactions—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger—The Distribution”). On the basis that the Distribution, together with certain related transactions, qualifies as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of PPG common stock upon the receipt of Splitco common stock in this exchange offer or in any pro rata distribution of Splitco common stock distributed to holders of PPG common stock if this exchange offer is undersubscribed (or if PPG determines not to consummate the exchange offer).

The consummation of the Merger is conditioned upon the receipt of the Private Letter Ruling and the Distribution Tax Opinion described above, as well as the Merger Tax Opinions (as defined below under the heading “The Transactions—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger—The Merger”). On the basis that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of Splitco common stock upon the receipt of shares of Georgia Gulf common stock in the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Georgia Gulf common stock.

Although a Private Letter Ruling from the IRS generally is binding on the IRS, PPG and Splitco will not be able to rely on the ruling if the factual representations made to the IRS in connection with the private letter ruling request are untrue or incomplete in any material respect, or if undertakings made to the IRS in connection with the request for the Private Letter Ruling have been violated. If the Distribution and/or the Merger fails to qualify for tax–free treatment, PPG and/or its shareholders will be subject to tax. See “Risk Factors—Risks Related to the Transactions—If the Distribution, including the Debt Exchange, does not qualify as a tax-free transaction under Section 368(a)(1)(D) or 355 of the Code or the Merger does not qualify as a tax-free “reorganization” under section 368(a) of the Code, including as a result of actions taken in connection with the Distribution or the Merger or as a result of subsequent acquisitions of shares of PPG, Georgia Gulf or Splitco stock, then PPG and/or

PPG shareholders may be required to pay substantial U.S. federal income taxes, and in certain circumstances and subject to certain conditions, Splitco and Georgia Gulf may be required to indemnify PPG for any such tax liability.”

Tax matters are complicated and the tax consequences of the Transactions to you will depend on the facts of your own situation. You should read the summary in the section of this document entitled “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger” and consult your own tax advisor for a full understanding of the tax consequences to you of the Transactions.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary combined financial data of the PPG Chlor-alkali and Derivatives Business and summary consolidated financial data of PPG and Georgia Gulf are being provided to help you in your analysis of the financial aspects of the Transactions. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference into this document. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the PPG Chlor-alkali and Derivatives Business,” “Where You Can Find More Information; Incorporation by Reference,” “Information on the PPG Chlor-alkali and Derivatives Business,” “Information on PPG,” “Information on Georgia Gulf,” and “Selected Historical and Pro Forma Financial Data.”

Summary Historical Combined Financial Data of the PPG Chlor-alkali and Derivatives Business

The following summary historical combined financial data of the PPG Chlor-alkali and Derivatives Business for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 and as of December 31, 2011 and December 31, 2010 has been derived from the audited combined financial statements of the PPG Chlor-alkali and Derivatives Business. The following summary historical condensed combined financial data of the PPG Chlor-alkali and Derivatives Business for the six-month periods ended June 30, 2012 and June 30, 2011, and as of June 30, 2012, June 30, 2011 and December 31, 2009, has been derived from the unaudited condensed combined financial statements of the PPG Chlor-alkali and Derivatives Business, but is not necessarily indicative of the results or the financial condition to be expected for the remainder of the year or any future date or period. The management of the PPG Chlor-alkali and Derivatives Business believes that the unaudited condensed combined financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the results as of and for the interim periods presented. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the PPG Chlor-alkali and Derivatives Business” and the financial statements of the PPG Chlor-alkali and Derivatives Business and the notes thereto included elsewhere in this document.

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
(In Millions)
Statement of Income Data:
Net sales	$851	$893	$1,741	$1,441	$1,282
Cost of sales, exclusive of depreciation and amortization	574	613	1,224	1,117	1,001
Selling, general and administrative	59	60	123	102	100
Depreciation and amortization	21	20	41	39	40
Research and development—net	1	1	2	2	2
Business restructuring	1	—	—	—	6
Other charges	4	7	10	11	9
Other earnings	(7)	(13)	(27)	(7)	(12)

Income before income taxes	198	205	368	177	136
Income tax expense	68	67	122	65	43

Net income attributable to the controlling and noncontrolling interests	130	138	246	112	93
Less: Net income attributable to noncontrolling interests	(7)	(6)	(13)	(7)	(5)

Net income (attributable to the PPG Chlor-alkali and Derivatives Business)	$123	$132	$233	$105	$88

Balance Sheet Data (at end of period):
Total assets	$766	$716	$734	$621	$601
Working capital	$163	$134	$119	$81	$77
Other long-term obligations	$320	$274	$320	$268	$264
Total Parent company shareholders’ equity	$229	$226	$181	$132	$130

Cash Flow Data:
Cash from operating activities	$102	$106	$276	$142	$133
Cash used for investing activities	$(22)	$(48)	$(86)	$(43)	$(22)
Cash used for financing activities	$(95)	$(63)	$(174)	$(95)	$(123)

Summary Historical Consolidated Financial Data of PPG

The following summary historical consolidated financial data of PPG as of and for each of the fiscal years in the three-year period ended December 31, 2011 has been derived from the audited consolidated financial statements of PPG incorporated by reference in this document (except for the balance sheet financial data as of December 31, 2009, which is not incorporated by reference in this document). The following summary historical condensed consolidated financial data of PPG as of and for each of the six-month periods ended June 30, 2012 and June 30, 2011 has been derived from the unaudited condensed consolidated financial statements of PPG incorporated by reference in this document but is not necessarily indicative of the results or financial condition to be expected for the remainder of the year or any future period. PPG’s management believes that the unaudited condensed consolidated financial data reflects all normal and recurring adjustments necessary for a fair presentation of the data for the interim periods presented. This information is only a summary and should be read in conjunction with the financial statements of PPG and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section contained in PPG’s annual report on Form 10-K for the year ended December 31, 2011 and quarterly report on Form 10-Q for the quarter ended June 30, 2012, each of which is incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference.”

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
(In Millions)
Statement of Income Data:
Net sales	$7,707	$7,519	$14,885	$13,423	$12,239
Cost of sales, exclusive of depreciation and amortization	4,581	4,544	9,081	8,214	7,539
Selling, general and administrative expenses	1,672	1,626	3,234	2,979	2,936
Depreciation	176	174	346	346	354
Amortization	56	62	121	124	126
Research and development—net	224	213	430	394	388
Interest expense	101	108	210	189	193
Interest income	(19)	(21)	(42)	(34)	(28)
Asbestos settlement—net	6	6	12	12	13
Business restructuring	208	—	—	—	186
Other charges	189	46	73	84	65
Other earnings	(65)	(90)	(177)	(180)	(150)

Income before income taxes	578	851	1,597	1,295	617
Income tax expense	131	220	385	415	191

Net income attributable to the controlling and non controlling interests	447	631	1,212	880	426
Less: Net income attributable to noncontrolling interests	(72)	(63)	(117)	(111)	(90)

Net income (attributable to PPG)	$375	$568	$1,095	$769	$336

Balance Sheet Data (at end of period):
Total assets	$14,817	$15,267	$14,382	$14,975	$14,240
Working capital	$2,586	$3,317	$2,992	$3,433	$2,404
Long-term debt less current portion	$2,964	$3,613	$3,574	$4,043	$3,074
Other long-term obligations	$3,613	$3,444	$3,660	$3,474	$3,667
Total PPG shareholders’ equity	$3,461	$4,054	$3,249	$3,638	$3,753
Cash Flow Data:
Cash from operating activities	$434	$252	$1,436	$1,310	$1,345
Cash (used for) from investing activities	$(430)	$325	$353	$(949)	$(203)
Cash used for financing activities	$(443)	$(961)	$(1,632)	$(104)	$(1,123)

Summary Historical Consolidated Financial Data of Georgia Gulf

The following summary historical consolidated financial data of Georgia Gulf for the years ended December 31, 2011, 2010 and 2009, and as of such dates, has been derived from Georgia Gulf’s audited consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009. The following summary historical consolidated financial data as of and for the six month periods ended June 30, 2012 and 2011 has been derived from the unaudited condensed consolidated financial statements of Georgia Gulf and is not necessarily indicative of the results or financial condition to be expected for the remainder of the year or for any future period. Georgia Gulf’s management believes that the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results and the financial condition as of and for the interim periods presented. This information is only a summary and should be read in conjunction with the financial statements of Georgia Gulf and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Georgia Gulf’s annual report on Form 10-K for the year ended December 31, 2011 and quarterly report on Form 10-Q for the period ended June 30, 2012, each of which is incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference.”

(In thousands, except per share data, percentages and employees)	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2012	2011	2011	2010	2009
Results of Operations:
Net sales	$1,727,642	$1,619,648	$3,222,884	$2,818,040	$1,990,091
Cost of sales	1,537,336	1,460,953	2,919,625	2,543,638	1,778,998
Selling, general and administrative expenses	99,456	86,669	168,221	160,031	182,937
Long-lived asset impairment charges	—	—	8,318	—	21,804
Transaction related costs, restructuring and other, net	11,581	1,025	3,271	102	6,858
(Gains) losses on sale of assets	(17,386)	(1,150)	(1,150)	—	62

Operating income (loss)	96,655	72,151	124,599	114,269	(568)
Interest expense	(29,106)	(33,575)	(65,645)	(69,795)	(131,102)
Loss on redemption and other debt costs	—	(1,100)	(4,908)	—	(42,797)
Gain on debt exchange	—	—	—	—	400,835
Foreign exchange loss	(402)	(940)	(786)	(839)	(1,400)
Interest income	170	186	280	322	583

Income from operations before taxes	67,317	36,722	53,540	43,957	225,551
Provision (benefit) for income taxes	18,384	10,007	(4,217)	1,279	94,492

Income from operations	48,933	26,715	57,757	42,678	131,059

Net income	$48,933	$26,715	$57,757	$42,678	$131,059

Basic earnings per share	$1.41	$0.77	$1.66	$1.22	$8.27
Diluted earnings per share	$1.40	$0.77	$1.66	$1.22	$8.26
Financial Highlights:
Net working capital	$448,658	$481,935	$384,729	$400,447	$340,721
Property, plant and equipment, net	634,053	663,873	640,900	653,137	687,570
Total assets	1,723,508	1,893,695	1,644,211	1,665,701	1,604,640
Total debt	497,665	666,265	497,464	577,557	632,569
Lease financing obligation	109,287	115,867	109,899	112,385	106,436
Net cash (used in) provided by operating activities	(14,989)	(72,438)	187,449	183,799	723

(In thousands, except per share data, percentages and employees)	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2012	2011	2011	2010	2009
Net cash (used in) investing activities	(18,954)	(95,162)	(136,510)	(44,645)	(26,025)
Net cash (used in) provided by financing activities	(266)	86,266	(85,658)	(55,719)	(29,099)
Depreciation and amortization	44,975	51,842	101,522	99,691	117,330
Capital expenditures	40,699	23,692	66,382	45,714	30,085
Acquisition, net of cash acquired	—	71,623	71,371	—	—
Maintenance expenditures	101,950	75,269	109,317	137,448	104,472
Other Selected Data:
Adjusted EBITDA(1)	$129,765	$115,631	$222,896	$201,322	$155,062
Weighted average common shares outstanding—basic	34,346	33,971	34,086	33,825	14,903
Weighted average common shares outstanding—diluted	34,521	33,992	34,122	33,825	14,908
Common shares outstanding	34,279	33,983	34,236	33,962	33,718
Return on sales	2.8%	1.6%	1.8%	1.5%	5.8%
Employees	3,846	4,014	3,744	3,619	3,489

(1)	For the reconciliation of Adjusted EBITDA to net income determined in accordance with GAAP, see “Selected Historical and Pro Forma Financial Data — Selected Historical Consolidated Financial Data of Georgia Gulf.”

Summary Unaudited Pro Forma Condensed Combined Financial Data of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business

The following summary unaudited pro forma condensed combined financial data of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business is being presented for illustrative purposes only, and this information should not be relied upon for purposes of making any investment or other decisions. The following summary unaudited pro forma condensed combined financial data assumes that the PPG Chlor-alkali and Derivatives Business had been owned by Georgia Gulf for all periods, and at the date presented. Georgia Gulf and the PPG Chlor-alkali and Derivatives Business may have performed differently had they actually been combined for all periods or on the date presented. You should also not rely on the following summary unaudited pro forma condensed combined financial data as being indicative of the results or financial condition that would have been achieved had Georgia Gulf and the PPG Chlor-alkali and Derivatives Business been combined other than during the periods or on the date presented or of the actual future results or financial condition of Georgia Gulf to be achieved following the Transactions.

	As of and for the Six Months Ended June 30, 2012	For the Year Ended December 31, 2011
(In millions, except per share data)
Results of Operations:
Net sales	$2,552.5	$4,875.7
Cost of sales	2,121.8	4,124.6
Net income	135.4	208.6
Net income attributable to controlling shareholders	130.5	199.8

Basic earnings per share	$1.87	$2.85
Diluted earnings per share	$1.86	$2.85

	As of and for the Six Months Ended June 30, 2012	For the Year Ended December 31, 2011
(In millions, except per share data)

Financial Highlights:
Total assets	$5,048.4
Total liabilities	3,063.4
Other Selected Data:
Adjusted EBITDA(1)	$351.5	$637.9
Weighted average common shares outstanding—basic	69.5	69.3
Weighted average common shares outstanding—diluted	69.7	69.3

(1)	In addition to evaluating financial condition and results of operations in accordance with GAAP, management of Georgia Gulf also reviews and evaluates certain alternative financial measures not prepared in accordance with GAAP. Non-GAAP measures do not have definitions under GAAP and may be defined differently by and not be comparable to, similarly titled measures used by other companies. As a result, management of Georgia Gulf considers and evaluates non-GAAP measures in connection with a review of the most directly comparable measure calculated in accordance with GAAP. Management of Georgia Gulf cautions investors not to place undue reliance on such non-GAAP measures, but also to consider them with the most directly comparable GAAP measure.

In this document, Georgia Gulf supplements its financial information prepared in accordance with GAAP with Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, cash and non-cash restructuring and certain other costs related to financial restructuring and business improvement initiatives, gains or losses on substantial modification of debt and sales of certain assets, certain purchase accounting and certain non-income tax reserve adjustments, professional fees related to a previously disclosed and withdrawn unsolicited offer and the Merger, goodwill, intangibles, and other long-lived asset impairments, and interest expense related to the OMERS sale-leaseback transaction) because Georgia Gulf believes investors commonly use Adjusted EBITDA as a main component of valuing cyclical companies such as Georgia Gulf. Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to net income (loss) as a measure of performance or to cash provided by operating activities as a measure of liquidity. In addition, Georgia Gulf’s calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

A reconciliation of Adjusted EBITDA to net income (loss) determined in accordance with GAAP is provided below:

	Six Months Ended June 30, 2012
	Historical		Pro Forma Adjustments
(in thousands)	Georgia Gulf	PPG Chlor- alkali and Derivatives Business	Acquisition Adjustments	Financing Adjustments	Pro Forma Condensed Combined
Net income	$48,933	$130,000	$(25,600)	$(17,900)	$135,433
Net income attributable to non-controlling interests	—	(7,000)	2,100	—	(4,900)
(Benefit) provision for income taxes	18,384	68,000	(15,300)	(10,800)	60,284
Interest income	(170)	—	—	—	(170)
Interest expense	29,106	—	—	28,700	57,806
Depreciation and amortization expense	44,975	21,000	55,000	—	120,975
Transaction related costs, restructuring and other, net	11,581	1,000	(7,500)	—	5,081
(Gains) losses on sale of assets	(17,386)	—	—	—	(17,386)
Other(a)	(5,658)	—	—	—	(5,658)

Adjusted EBITDA	$129,765	$213,000	$8,700	$—	$351,465

	Year Ended December 31, 2011
	Historical		Pro Forma Adjustments
(in thousands)	Georgia Gulf	PPG Chlor- alkali and Derivatives Business	Acquisition Adjustments	Financing Adjustments	Pro Forma Condensed Combined
Net income	$57,757	$246,000	$(59,400)	$(35,800)	$208,557
Net income attributable to non-controlling interests	—	(13,000)	4,200	—	(8,800)
(Benefit) provision for income taxes	(4,217)	122,000	(35,700)	(21,500)	60,583
Interest income	(280)	—	—	—	(280)
Loss on redemption and other debt costs	4,908	—	—	—	4,908
Interest expense	65,645	—	—	57,300	122,945
Depreciation and amortization expense	101,522	41,000	109,900	—	252,422
Long-lived asset impairment charges	8,318	—	—	—	8,318
Restructuring costs	3,271	—	—	—	3,271
(Gains) losses on sale of assets	(1,150)	—	—	—	(1,150)
Other(a)	(12,878)	—	—	—	(12,878)

Adjusted EBITDA	$222,896	$396,000	$19,000	$—	$637,896

(a)	“Other” for the six months ended June 30, 2012 consists of $2.0 million of loan cost amortization and $3.7 million of lease financing obligations interest. For the year ended December 31, 2011, “Other” consists of $4.1 million in loan cost amortization, $7.4 million of lease financing obligations interest and a $4.4 million reversal of non-income tax reserves, partially offset by $3.0 million in acquisition costs and inventory purchase accounting adjustments.

Summary Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for Georgia Gulf and certain histrorical per share data for PPG. The Georgia Gulf historical data has been derived from and should be read together with Georgia Gulf’s audited consolidated financial statements and related notes thereto contained in Georgia Gulf’s annual report on Form 10-K for the fiscal year ended December 31, 2011, and Georgia Gulf’s unaudited condensed consolidated financial statements and related notes thereto contained in Georgia Gulf’s quarterly report on Form 10-Q for the period ended June 30, 2012, each of which are incorporated by reference into this document. The pro forma data has been derived from the unaudited pro forma condensed combined financial statements of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business included elsewhere in this document. The PPG historical data has been derived from and should be read together with the audited consolidated financial statements of PPG and related notes thereto contained in PPG’s Form 10-K for the year ended December 31, 2011 and the unaudited condensed consolidated financial statements of PPG and related notes thereto contained in PPG’s Form 10-Q for the quarter ended June 30, 2012, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference.”

This summary comparative historical and pro forma per share data is being presented for illustrative purposes only. Georgia Gulf and the PPG Chlor-alkali and Derivatives Business may have performed differently had the Transactions occurred prior to the periods or at the date presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Georgia Gulf and the PPG Chlor-alkali and Derivatives Business been combined during the periods or at the date presented or of the actual future results or financial condition of Georgia Gulf or the PPG Chlor-alkali and Derivatives Business to be achieved following the Transactions.

	As of and for the Six Months Ended June 30, 2012		As of and for the Year Ended December 31, 2011
Georgia Gulf	Historical	Pro Forma	Historical	Pro Forma
(shares in thousands)
Basic earnings per share	$1.41	$1.87	$1.66	$2.85
Diluted earnings per share	$1.40	$1.86	$1.66	$2.85

Weighted average common shares outstanding—Basic	34,346	69,546	34,086	69,286

Weighted average common shares outstanding—Diluted	34,521	69,721	34,122	69,321

Book value per share of common stock	$14.20	$26.71	$14.05

Dividends declared per share of common stock	$0.08	$0.08	—	—

	As of and for the Six Months Ended June 30, 2012	For the Year Ended December 31, 2011
PPG
Basic earnings per share	$2.45	$6.96
Diluted earnings per share	$2.42	$6.87
Book value per common share outstanding	$22.37	$20.40

Historical Common Stock Market Price and Dividend Data

Historical market price data for Splitco has not been presented as the PPG Chlor-alkali and Derivatives Business is currently operated by PPG and there is no established trading market in Splitco common stock. Shares of Splitco common stock do not currently trade separately from PPG common stock.

Shares of PPG common stock currently trade on the NYSE under the symbol “PPG.” On July 18, 2012, the last trading day before the announcement of the Transactions, the last sale price of PPG common stock reported by the NYSE was $104.19. On             , 2012, the last trading day prior to the public announcement of this exchange offer, the last sale price of PPG common stock reported by the NYSE was $        . On             , 2012, the last trading day prior to this document, the last sale price of PPG common stock reported by the NYSE was $        .

Shares of Georgia Gulf common stock currently trade on the NYSE under the symbol “GGC.” On July 18, 2012, the last trading day before the announcement of the Transactions, the last sale price of Georgia Gulf common stock reported by the NYSE was $28.85. On             , 2012, the last trading day prior to the public announcement of this exchange offer, the last sale price of Georgia Gulf common stock reported by the NYSE was $        . On August 23, 2012, the last sale price of Georgia Gulf common stock reported by the NYSE was $38.90.

The following table sets forth the high and low sale prices of PPG common stock and Georgia Gulf common stock on the NYSE for the periods indicated as well as the dividends per share declared by PPG to holders of PPG common stock and Georgia Gulf to holders of Georgia Gulf common stock for these periods. The quotations are as reported in published financial sources.

	PPG Per Share Dividends	PPG Common Stock		Georgia Gulf Per Share Dividends	Georgia Gulf Common Stock
		High	Low		High	Low
Year Ending December 31, 2012
First Quarter	$0.57	$96.40	$83.27	$—	$35.56	$20.24
Second Quarter	$0.59	$107.95	$91.85	$0.08	$37.24	$23.80
Third Quarter (through August 23, 2012)	$0.59	$114.62	$99.12	$—	$39.54	$24.52
Year Ended December 31, 2011
First Quarter	$0.55	$96.56	$78.75	$—	$38.15	$23.68
Second Quarter	$0.57	$97.81	$82.76	$—	$40.59	$22.57
Third Quarter	$0.57	$93.85	$68.27	$—	$25.35	$13.69
Fourth Quarter	$0.57	$90.00	$66.43	$—	$20.83	$12.19
Year Ended December 31, 2010
First Quarter	$0.54	$66.63	$56.96	$—	$19.08	$13.91
Second Quarter	$0.54	$72.24	$59.01	$—	$21.79	$13.26
Third Quarter	$0.55	$73.99	$59.69	$—	$17.00	$11.11
Fourth Quarter	$0.55	$84.59	$72.10	$—	$24.75	$15.61

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained and incorporated by reference in this document and the exhibits hereto. Some of the risks described below relate principally to the business and the industry in which Georgia Gulf, including the PPG Chlor-alkali and Derivatives Business, will operate after the Transactions, while others relate principally to the Transactions and participation in the exchange offer. The remaining risks relate principally to the securities markets generally and ownership of shares of Georgia Gulf common stock. The risks described below are not the only risks facing Georgia Gulf following the consummation of the Transactions or to participating in the exchange offer. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect Georgia Gulf’s business operations and financial condition or the price of Georgia Gulf’s common stock following the consummation of the Transactions.

Risks Related to the Transactions

The calculation of the merger consideration will not be adjusted if the value of the business or assets of the PPG Chlor-alkali and Derivatives Business declines or if the value of Georgia Gulf increases before the Merger is completed.

The calculation of the number of shares of Georgia Gulf common stock to be distributed in the Merger will not be adjusted if the value of the business or assets of the PPG Chlor-alkali and Derivatives Business declines prior to the consummation of the Merger or the value of Georgia Gulf increases prior to the Merger. Georgia Gulf will not be required to consummate the Merger if there has been any “material adverse effect” (as this term is described in the section of this document entitled “The Merger Agreement—Representations and Warranties”) on the PPG Chlor-alkali and Derivatives Business. However, Georgia Gulf will not be permitted to terminate the Merger Agreement or resolicit the vote of Georgia Gulf stockholders because of any changes in the market prices of Georgia Gulf’s common stock or any changes in the value of the PPG Chlor-alkali and Derivatives Business that do not constitute a material adverse effect on the PPG Chlor-alkali and Derivatives Business.

Georgia Gulf will incur significant costs related to the consummation of the Transactions that could have a material adverse effect on its liquidity, cash flows and operating results.

Georgia Gulf will incur significant, one-time costs in connection with the Transactions, including financial, legal, professional and accounting fees, and the other costs expected to be incurred in connection with the integration of the PPG Chlor-alkali and Derivatives Business into Georgia Gulf’s current operations and necessary in order to achieve the benefits that may result from the realization of approximately $115.0 million of annualized cost synergies Georgia Gulf believes are achievable as a result of the Transactions. These costs may have a material adverse impact on Georgia Gulf’s liquidity, cash flows and operating results in the periods in which they are incurred.

Georgia Gulf will have a substantial amount of long-term indebtedness and liabilities following the Transactions, which could adversely affect its liquidity, operations and financial condition.

Georgia Gulf has a significant amount of indebtedness and, following the consummation of the Transactions, will continue to have significant indebtedness and liabilities. In addition, as of June 30, 2012, on an actual and a pro forma basis after giving effect to the Transactions, Georgia Gulf had and would have had outstanding long-term indebtedness and liabilities of $1.2 billion and $3.1 billion, respectively. Georgia Gulf also has and will continue to have the ability to incur a significant amount of additional debt. After the consummation of the Transactions, Georgia Gulf’s indebtedness could have important consequences, including but not limited to:

•	limiting its ability to invest operating cash flow in its operations due to debt service and other obligations;

•	limiting its ability to obtain additional debt or equity financing for working capital expenditures or other general corporate purposes;

•	limiting its operational flexibility due to the covenants contained in its debt agreements;

•	requiring it to dispose of significant assets in order to satisfy its debt service and other obligations if it is not able to satisfy these obligations from cash from operations or other sources;

•	to the extent that Georgia Gulf’s debt is subject to floating interest rates, increasing Georgia Gulf’s vulnerability to fluctuations in market interest rates;

•	limiting Georgia Gulf’s ability to buy back Georgia Gulf common stock or pay cash dividends;

•	limiting its flexibility in planning for, or reacting to, changes in its business or industry, thereby limiting its ability to compete with companies that are not as highly leveraged; and

•	increasing its vulnerability to economic downturns and changing market conditions.

Georgia Gulf’s ability to satisfy its debt service and other obligations will depend on its future performance, which will be affected by financial, business, economic and other factors, including prices, industry capacity levels and demand for Georgia Gulf’s products, raw materials and energy costs and availability, feedstock availability and changes in governmental and environmental regulations. If Georgia Gulf does not generate enough cash to satisfy its debt service and other obligations, it may be required to refinance all or part of its existing debt, sell its assets, borrow more money or raise equity. There is no assurance that Georgia Gulf will be able to, at any given time, refinance its debt, sell its assets, borrow more money or raise capital on terms acceptable to it or at all.

Georgia Gulf will assume certain material pension and post-retirement welfare benefit obligations associated with the PPG Chlor-alkali and Derivatives Business. Future funding obligations related to these liabilities could restrict cash available for Georgia Gulf’s operations, capital expenditures or other requirements, or require Georgia Gulf to borrow additional funds.

In the Transactions, Georgia Gulf, through its wholly owned subsidiary Splitco, will assume certain substantial tax-qualified and non tax-qualified pension obligations related to employees and retirees of the PPG Chlor-alkali and Derivatives Business. In connection therewith, the legally required level of pension assets will be transferred from the tax-qualified PPG pension plans to the new pension plans to be established by Georgia Gulf in respect of those liabilities. In addition to the standard minimum funding requirements, the Pension Protection Act of 2006 (the “Pension Act”) (as amended by the Worker, Retiree and Employer Recovery Act of 2008) requires companies with tax-qualified defined benefit pension plans to make contributions to such plans as frequently as quarterly in order to meet the “funding target” for such plans, as defined in the Pension Act. The failure to meet the funding target could result in the imposition of fines or penalties. Funding obligations with respect to tax-qualified pension plans change due to, among other things, the actual investment return on plan assets. Continued volatility in the capital markets may have a further negative impact on the funded status of tax-qualified pension plans, which may in turn increase attendant funding obligations. Given the amount of pension assets transferred from the tax-qualified PPG pension plans to the new pension plans to be established by Georgia Gulf, and subject to the foregoing variables, and the uncertainties associated therewith, it is possible that Georgia Gulf could be required to make substantial contributions in future years to the new pension plans. These contributions could restrict available cash for Georgia Gulf’s operations, capital expenditures and other requirements, and may materially adversely affect its financial condition and liquidity. Nonqualified pension liabilities to be assumed by Georgia Gulf are unfunded and no assets will be transferred by PPG to Georgia Gulf in respect of these liabilities. These obligations will require annual funding that could restrict cash available to Georgia Gulf for other purposes.

The principal post-retirement welfare benefit liabilities to be assumed by Georgia Gulf related to retirees associated with the PPG Chlor-alkali and Derivatives Business are obligations to provide retiree health benefits. No assets will be transferred by PPG to Georgia Gulf in respect of these liabilities as these obligations are unfunded. The obligations to make payment with respect to these liabilities in the future may increase for several reasons, including, but not limited to, because of health care costs escalation. These obligations will require annual funding that could restrict cash available to Georgia Gulf for use for other purposes.

While Georgia Gulf intends to comply with any future funding obligations for its pension and post retirement welfare benefit plans through the use of cash from operations, there can be no assurance that Georgia Gulf will generate enough cash to do so and also meet its other required or intended cash uses. Georgia Gulf’s inability to fund these obligations through cash from operations could require it to seek funding from other sources, including through additional borrowings, which could materially increase Georgia Gulf’s outstanding debt or debt service requirements.

Sales of Georgia Gulf common stock after the Transactions may negatively affect the market price of Georgia Gulf common stock.

The shares of Georgia Gulf common stock to be issued in the Transactions to holders of Splitco common stock will generally be eligible for immediate resale. The market price of Georgia Gulf common stock could decline as a result of sales of a large number of shares of Georgia Gulf common stock in the market after the consummation of the Transactions or even the perception that these sales could occur.

It is expected that immediately after consummation of the Merger, PPG shareholders or former PPG shareholders will hold at least 50.5% of Georgia Gulf’s common stock and Georgia Gulf’s existing stockholders will hold no more than 49.5% of Georgia Gulf’s common stock. Currently, PPG shareholders may include index funds that have performance tied to the Standard & Poor’s 500 Index or other stock indices, and institutional investors subject to various investing guidelines. Because Georgia Gulf may not be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide to or may be required to sell the Georgia Gulf common stock that they receive in the Transactions. In addition, the investment fiduciaries of PPG’s defined contribution and defined benefit plans may decide to sell any Georgia Gulf common stock that the trusts for these plans receive in the Transactions, or may decide not to participate in the exchange offer, in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may also make it more difficult for Georgia Gulf to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

The historical financial information of the PPG Chlor-alkali and Derivatives Business may not be representative of its results or financial condition if it had been operated independently of PPG and, as a result, may not be a reliable indicator of its future results.

The PPG Chlor-alkali and Derivatives Business is currently operated by PPG. Consequently, the financial information of the PPG Chlor-alkali and Derivatives Business included in this document has been derived from the consolidated financial statements and accounting records of the PPG Chlor-alkali and Derivatives Business and reflects all direct costs as well as assumptions and allocations made by management of PPG. The financial position, results of operations and cash flows of the PPG Chlor-alkali and Derivatives Business presented may be different from those that would have resulted had the PPG Chlor-alkali and Derivatives Business been operated independently of PPG during the applicable periods or at the applicable dates. For example, in preparing the financial statements of the PPG Chlor-alkali and Derivatives Business, PPG made allocations of costs and PPG corporate expenses deemed to be attributable to the PPG Chlor-alkali and Derivatives Business. However, these costs and expenses reflect the costs and expenses attributable to the PPG Chlor-alkali and Derivatives Business operated as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the PPG Chlor-alkali and Derivatives Business had it been operated independently. As a result, the historical financial information of the PPG Chlor-alkali and Derivatives Business may not be a reliable indicator of future results.

Georgia Gulf may be unable to provide the same types and level of benefits, services and resources to the PPG Chlor-alkali and Derivatives Business that historically have been provided by PPG, or may be unable to provide them at the same cost.

As a separate reporting segment of PPG, the PPG Chlor-alkali and Derivatives Business has been able to receive benefits and services from PPG and has been able to benefit from PPG’s financial strength and extensive business relationships. After the Transactions, the PPG Chlor-alkali and Derivatives Business will be owned by Georgia Gulf and will no longer benefit from PPG’s resources. While Georgia Gulf expects to enter into an agreement under which PPG will agree to provide certain transition services for up to 24 months following the consummation of the Transactions, it cannot be assured that Georgia Gulf will be able to adequately replace those resources or replace them at the same cost. If Georgia Gulf is not able to replace the resources provided by PPG or is unable to replace them at the same cost or is delayed in replacing the resources provided by PPG, Georgia Gulf’s results of operations may be materially adversely impacted.

Georgia Gulf’s business, financial condition and results of operations may be adversely affected following the Transactions if Georgia Gulf cannot negotiate terms that are as favorable as those PPG has received when Georgia Gulf replaces contracts after the closing of the Transactions.

Prior to consummation of the Transactions, certain functions (such as purchasing, information systems, sales, logistics and distribution) for the PPG Chlor-alkali and Derivatives Business have generally been performed under PPG’s centralized systems and, in some cases, under contracts that are also used for PPG’s other businesses and which are not intended to be assigned to Georgia Gulf with the PPG Chlor-alkali and Derivatives Business. In addition, some other contracts that PPG is a party to on behalf of the PPG Chlor-alkali and Derivatives Business require consents of third parties to assign them to Splitco. While PPG, under the Transition Services Agreement, will agree to provide Georgia Gulf with certain services, there can be no assurance that Georgia Gulf will be able to negotiate terms that are as favorable as those PPG received when Georgia Gulf replaces these services with its own agreements for similar services. Increased costs associated with replacement agreements for any of these services could have a material adverse impact on Georgia Gulf’s business, financial condition and results of operations following the Transactions.

If the Distribution, including the Debt Exchange, does not qualify as a tax-free transaction under Section 368(a)(1)(D) or 355 of the Code or the Merger does not qualify as a tax-free “reorganization” under Section 368(a) of the Code, including as a result of actions taken in connection with the Distribution or the Merger or as a result of subsequent acquisitions of shares of PPG, Georgia Gulf or Splitco common stock, then PPG and/or PPG shareholders may be required to pay substantial U.S. federal income taxes, and, in certain circumstances and subject to certain conditions, Splitco and Georgia Gulf may be required to indemnify PPG for any such tax liability.

The consummation of the Transactions is conditioned on PPG’s receipt of the Private Letter Ruling (as defined below in the section of this document entitled “The Transactions—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger—The Distribution”). The consummation of the Transactions is also conditioned on the receipt by PPG of the Distribution Tax Opinion and a Merger Tax Opinion, and by Georgia Gulf of a Merger Tax Opinion (each as defined below in the section of this document entitled “The Transactions—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger—The Distribution” and “—The Merger”).

Although a private letter ruling from the IRS generally is binding on the IRS, PPG and Splitco will not be able to rely on the Private Letter Ruling if the factual representations made to the IRS in connection with the request for the Private Letter Ruling are untrue or incomplete in any material respect, or if undertakings made to the IRS in connection with the request for the Private Letter Ruling have been violated. In addition, the opinions of counsel will be based on, among other things, the Private Letter Ruling as to the matters addressed by the ruling, current law and certain representations and assumptions as to factual matters made by PPG, Splitco, Georgia Gulf, and Merger Sub. Any change in currently applicable law, which may be retroactive, or the failure of any representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the opinions. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger”.

Even if the Distribution were otherwise to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the Distribution would be taxable to PPG (but not to PPG shareholders) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either PPG or Splitco (including stock of Georgia Gulf after the Merger), directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of PPG, Splitco or Georgia Gulf stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although PPG, Splitco or Georgia Gulf may be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of such a plan, but the Merger standing alone should not cause the Distribution to be taxable to PPG under Section 355(e) of the Code because PPG shareholders will hold at least 50.5% of Georgia Gulf stock immediately following the Merger. However, if the IRS were to determine that other acquisitions of PPG, Splitco or Georgia Gulf stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in significant tax to PPG. In connection with the Private Letter Ruling and the Distribution Tax Opinion, PPG and Georgia Gulf have represented or will represent that the Distribution is not part of any such plan or series of related transactions.

In certain circumstances and subject to certain limitations, under the Tax Matters Agreement, Splitco is required to indemnify PPG against taxes on the Distribution that arise as a result of certain actions or failures to act by Georgia Gulf or Splitco (a “disqualifying action”) or as a result of changes in ownership of the stock of Georgia Gulf or Splitco after the Transactions. If PPG were to recognize gain on the Distribution for reasons not related to a disqualifying action by Splitco or Georgia Gulf, PPG would not be entitled to be indemnified under the Tax Matters Agreement and the resulting tax to PPG could have a material adverse effect on PPG. If PPG were to recognize gain on the Merger for reasons not related to a breach by PPG of a representation or covenant, PPG would generally be entitled to indemnification by Splitco under the Tax Matters Agreement. If Splitco is required to indemnify PPG if the Distribution or the Merger is taxable, this indemnification obligation would be substantial and could have a material adverse effect on Georgia Gulf, including with respect to its financial condition and results of operations.

Splitco and Georgia Gulf may be affected by significant restrictions following the Transactions in order to avoid significant tax-related liabilities.

The Tax Matters Agreement generally will prohibit Splitco, Georgia Gulf and their affiliates from taking certain actions that could cause the Distribution, the Merger and certain related transactions to fail to qualify as tax-free transactions. In particular, for a two-year period following the date of the Distribution, Splitco may not:

•

enter into any transaction or series of transactions (or any agreement, understanding or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of Splitco (taking into account the stock of Splitco acquired pursuant to the Merger);

•	redeem or repurchase any stock or stock rights;

•	amend its certificate of incorporation or take any other action affecting the relative voting rights of its capital stock;

•	merge or consolidate with any other person (other than pursuant to the Merger);

•

take any other action that would, when combined with any other direct or indirect changes in ownership of Splitco capital stock (including pursuant to the Merger), have the effect of causing one or more persons to acquire stock comprising 50% or more of the vote or value of Splitco, or would reasonably be expected to adversely affect the tax-free status of the Transactions;

•	liquidate or partially liquidate;

•	discontinue the active conduct of the PPG Chlor-alkali and Derivatives Business; or

•

sell, transfer or otherwise dispose of assets (including stock of subsidiaries) that constitute more than 30% of the consolidated gross assets of Splitco and/or its subsidiaries (subject to exceptions for, among other things, ordinary course dispositions and repayments or prepayments of Splitco debt).

If Splitco intends to take any such restricted action, Splitco will be required to cooperate with PPG in obtaining a supplemental IRS ruling or an unqualified tax opinion reasonably acceptable to PPG to the effect that such action will not affect the status of the Distribution, the Merger and certain related transactions as tax-free transactions. However, if Splitco takes any of the actions above and such actions result in tax-related losses to PPG, then Splitco generally will be required to indemnify PPG for such losses, without regard to whether PPG has given Splitco prior consent. See “Other Agreements—Tax Matters Agreement”.

Due to these restrictions and indemnification obligations under the Tax Matters Agreement, Georgia Gulf may be limited in its ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in Georgia Gulf’s best interests. Also, Georgia Gulf’s potential indemnity obligation to PPG might discourage, delay or prevent a change of control during this two-year period that Georgia Gulf stockholders may consider favorable to its ability to pursue strategic transactions, equity or convertible debt financings, or other transactions that may otherwise be in Georgia Gulf’s best interests.

Georgia Gulf will have more shares of its common stock outstanding after the Transactions, which may discourage other companies from trying to acquire Georgia Gulf.

Georgia Gulf expects to issue 35.2 million shares of its common stock as part of the Transactions. Because Georgia Gulf will be a significantly larger company and have significantly more shares of its common stock outstanding after the Transactions, an acquisition of Georgia Gulf may become more expensive. As a result, some companies may not seek to acquire Georgia Gulf, and the reduction in potential parties that may seek to acquire Georgia Gulf could negatively impact the prices at which Georgia Gulf’s common stock trades.

Tendering PPG shareholders may receive a reduced premium or may not receive any premium in this exchange offer.

This exchange offer is designed to permit you to exchange your shares of PPG common stock for shares of Splitco common stock at a     % discount to the per-share value of Splitco common stock, calculated as set forth in this document. Stated another way, for each $1.00 of your PPG common stock accepted in this exchange offer, you will receive approximately $         of Splitco common stock. The value of the PPG common stock will be based on the calculated per-share value for the PPG common stock on the NYSE and the value of the Splitco common stock will be based on the calculated per-share value of Georgia Gulf common stock on the NYSE, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates.

The number of shares you can receive is, however, subject to an upper limit of              shares of Splitco common stock for each share of PPG common stock accepted in this exchange offer. As a result, you may receive less than $         of Splitco common stock for each $1.00 of PPG common stock, depending on the calculated per-share values of PPG common stock and Splitco common stock at the expiration date. Because of the limit on the number of shares of Splitco common stock you may receive in this exchange offer, if there is a drop of sufficient magnitude in the trading price of Georgia Gulf common stock relative to the trading price of PPG common stock, or if there is an increase of sufficient magnitude in the trading price of PPG common stock relative to the trading price of Georgia Gulf common stock, you may not receive $         of Splitco common stock for each $1.00 of PPG common stock, and could receive much less.

For example, if the calculated per-share value of PPG common stock was $         (the highest closing price for PPG common stock on the NYSE during the three–month period prior to commencement of this exchange

offer) and the calculated per-share value of Splitco common stock was $         (the lowest closing price for Georgia Gulf common stock on the NYSE during that three–month period), the value of Splitco common stock, based on the Georgia Gulf common stock price, received for PPG common stock accepted for exchange would be approximately $         for each $1.00 of PPG common stock accepted for exchange.

This exchange offer does not provide for a minimum exchange ratio. See “This Exchange Offer—Terms of this Exchange Offer.” If the upper limit on the number of shares of Splitco common stock that can be received for each share of PPG common stock tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date to permit shareholders to validly tender or properly withdraw their PPG common stock during those days. Any changes in the prices of PPG common stock or Georgia Gulf common stock on those additional days of this exchange offer will not, however, affect the exchange ratio.

For example, if the trading price of PPG common stock were to increase during the last two trading days of the exchange offer, the average PPG stock price used to calculate the exchange ratio would likely be lower than the closing price of shares of PPG common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Splitco common stock, and therefore effectively fewer shares of Georgia Gulf common stock, for each $1.00 of shares of PPG common stock than you would have if the average PPG stock price were calculated on the basis of the closing price of shares of PPG common stock on the expiration date of the exchange offer or on the basis of an averaging period that includes the last two trading days prior to the expiration of the exchange offer period. Similarly, if the trading price of Georgia Gulf common shares were to decrease during the last two trading days prior to the expiration of the exchange offer period, the average Georgia Gulf stock price used to calculate the exchange ratio would likely be higher than the closing price of Georgia Gulf common shares on the expiration date. This could also result in your receiving fewer shares of Splitco common stock, and therefore effectively fewer shares of Georgia Gulf common stock, for each $1.00 of PPG common stock than you would otherwise receive if the average Georgia Gulf common stock price were calculated on the basis of the closing price of Georgia Gulf common stock on the expiration date or on the basis of an averaging period that included the last two trading days prior to the expiration of the exchange offer period.

In addition, there is no assurance that holders of shares of PPG common stock that are exchanged for Splitco common stock in this exchange offer will be able to sell the shares of Georgia Gulf common stock after receipt in the Merger at prices comparable to the calculated per-share value of Splitco common stock at the expiration date.

The trading prices of Georgia Gulf common stock may not be an appropriate proxy for the prices of Splitco common stock.

The calculated per-share value for Splitco common stock is based on the trading prices for Georgia Gulf common stock, which may not be an appropriate proxy for the prices of Splitco common stock. There is currently no trading market for Splitco common stock and no such market will be established in the future. PPG believes, however, that the trading prices for Georgia Gulf common stock are an appropriate proxy for the trading prices of Splitco common stock because immediately following the consummation of this exchange offer, Merger Sub will be merged with and into Splitco, whereby Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf. Each outstanding share of Splitco common stock will be canceled and retired and will cease to exist and the holders of Splitco common stock will receive the right to receive a number of shares of common stock of Georgia Gulf equal to (a) the greater of (i) 35,200,000 shares of Georgia Gulf common stock or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, divided by (b) the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the Merger. There can be no assurance, however, that common stock of Georgia Gulf after the issuance of Splitco common stock and the Merger will trade on the same basis as Georgia Gulf common stock trades prior to the Transactions. In addition, it is possible that the trading prices of Georgia Gulf common stock prior to consummation of the Merger will not fully reflect the anticipated value of common stock of Georgia Gulf after the Merger. For example, trading prices of Georgia Gulf common stock on the Valuation Dates could reflect some uncertainty as to the timing or consummation of the Merger or could reflect trading activity by investors seeking to profit from market arbitrage.

Following the exchange of shares of Georgia Gulf common stock for shares of Splitco common stock in the Merger, the former holders of shares of Splitco common stock may experience a delay prior to receiving their shares of Georgia Gulf common stock or their cash in lieu of fractional shares, if any.

Following the exchange of shares of Georgia Gulf common stock for shares of Splitco common stock, the former holders of Splitco common stock will receive their shares of Georgia Gulf common stock or their cash in lieu of fractional shares, if any, only upon surrender of all necessary documents, duly executed, to the transfer agent. Until the distribution of the shares of Georgia Gulf common stock to the individual shareholder has been completed, the relevant holder of shares of Georgia Gulf common stock will not be able to sell its shares of Georgia Gulf common stock. Consequently, in case the market price for Georgia Gulf common stock should decrease during that period, the relevant shareholder would not be able to stop any losses by selling the shares of Georgia Gulf common stock. Similarly, the former holders of Splitco common stock who received cash in lieu of fractional shares will not be able to invest the cash until the distribution to the relevant shareholder has been completed, and they will not receive interest payments for this time period.

Other Risks that Relate to Georgia Gulf, Including the PPG Chlor-alkali and Derivatives Business After the Transactions

The chemicals industry is cyclical and volatile, experiencing alternating periods of tight supply and overcapacity, and the building products industry is also cyclical. This cyclicality adversely impacts Georgia Gulf’s capacity utilization and causes fluctuations in Georgia Gulf’s results of operations.

Georgia Gulf’s historical operating results for its chemical businesses have tended to reflect the cyclical and volatile nature of the chemicals industry. Georgia Gulf expects to continue to be subject to the cyclicality and volatility following the consummation of the Transactions. Historically, periods of tight supply of commodity chemicals have resulted in increased prices and profit margins thereon, and have been followed by periods of substantial capacity increase, resulting in oversupply and declining prices and profit margins for those products. A number of Georgia Gulf’s chemical products are and will remain highly dependent on markets that are particularly cyclical, such as the building and construction, paper and pulp, and automotive markets. As a result of changes in demand for Georgia Gulf’s products, its operating rates and earnings fluctuate significantly, not only from year to year, but also from quarter to quarter, depending on factors such as feedstock costs, transportation costs, and supply and demand for the product produced at the facility during that period. In order to compensate for changes in demand, Georgia Gulf has historically operated individual facilities below or above rated capacities in any period, and Georgia Gulf expects to continue this practice in the future. Georgia Gulf may idle a facility for an extended period of time because an oversupply of a certain product or a lack of demand for that product makes production uneconomical. Facility shutdown and subsequent restart expenses may adversely affect periodic results when these events occur. In addition, a temporary shutdown may become permanent, resulting in a write-down or write-off of the related assets. Industry-wide capacity expansions or the announcement of such expansions have generally led to a decline in the pricing of Georgia Gulf’s chemical products in the affected product line. Following the completion of the Transactions, Georgia Gulf expects that it may be required to take similar actions in the future in response to cyclical conditions. Georgia Gulf cannot provide any assurances that future growth in product demand will be sufficient to utilize any additional capacity.

In addition, the cyclical and seasonal nature of the building products industry, which is significantly affected by changes in national and local economic and other conditions such as employment levels, demographic trends, availability of financing, interest rates and consumer confidence, could negatively affect the demand for and pricing of Georgia Gulf’s building products. For example, if interest rates increase, the ability of prospective buyers to finance purchases of home improvement products and invest in new real estate could be adversely affected, which, in turn, could adversely affect Georgia Gulf’s financial performance. In response to the significant decline in the market for Georgia Gulf’s building and home improvement products beginning in 2008, Georgia Gulf has closed facilities and sold certain businesses and assets and continues to monitor cost control initiatives. In the near-term, it is unclear whether demand for these products will return and stabilize or whether demand for Georgia Gulf’s building products will further decline.

The integration of Georgia Gulf and the PPG Chlor-alkali and Derivatives Businesses may not be successful or the anticipated benefits from the Transactions may not be realized.

After consummation of the Transactions, Georgia Gulf will have significantly more sales, assets and employees than it did prior to the Transactions. The integration process will require Georgia Gulf to expend significant capital and significantly expand the scope of its operations and financial systems. Georgia Gulf’s management will be required to devote a significant amount of time and attention to the process of integrating the operations of Georgia Gulf’s business and the PPG Chlor-alkali and Derivatives Business. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include:

•	integrating the operations of the PPG Chlor-alkali and Derivatives Business while carrying on the ongoing operations of Georgia Gulf’s business;

•	managing a significantly larger company than before consummation of the Transactions;

•	the possibility of faulty assumptions underlying Georgia Gulf’s expectations regarding the integration process;

•	coordinating a greater number of diverse businesses and businesses located in a greater number of geographic locations;

•	integrating two separate business cultures, which may prove to be incompatible;

•	attracting and retaining the necessary personnel associated with the PPG Chlor-alkali and Derivatives Business following the Transactions;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters; and

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems.

There is no assurance that the PPG Chlor-alkali and Derivatives Business will be successfully or cost-effectively integrated into Georgia Gulf. The process of integrating the PPG Chlor-alkali and Derivatives Business into Georgia Gulf’s operations may cause an interruption of, or loss of momentum in, the activities of Georgia Gulf’s business after consummation of the Transactions. If Georgia Gulf management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, Georgia Gulf’s business could suffer and its liquidity, results of operations and financial condition may be materially adversely impacted.

All of the risks associated with the integration process could be exacerbated by the fact that Georgia Gulf may not have a sufficient number of employees with the requisite expertise to integrate the businesses or to operate Georgia Gulf’s business after the Transactions. If Georgia Gulf does not hire or retain employees with the requisite skills and knowledge to run Georgia Gulf after the Transactions, it may have a material adverse effect on Georgia Gulf’s business.

Even if Georgia Gulf is able to successfully combine the two business operations, it may not be possible to realize the full benefits of the increased sales volume and other benefits, including the expected synergies, that are expected to result from the Transactions, or realize these benefits within the time frame that is expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Transactions may be offset by costs incurred or delays in integrating the companies. If Georgia Gulf fails to realize the benefits it anticipates from the acquisition, Georgia Gulf’s liquidity, results of operations or financial condition may be adversely affected.

Georgia Gulf’s operations and assets are and will continue to be subject to extensive environmental, health and safety laws and regulations; the costs associated with compliance with these regulations could materially adversely affect Georgia Gulf’s financial condition and results of operations, and the failure to comply could expose Georgia Gulf to material liabilities.

Georgia Gulf’s operations and assets are, and are expected to continue to be, subject to extensive environmental, health and safety regulation, including laws and regulations related to air emissions, water discharges, waste disposal and remediation of contaminated sites, at both the national and local levels in the U.S. Georgia Gulf is also subject to similar laws and regulations in Canada and, after consummation of the Transactions, expects to be subject to similar regulations in other jurisdictions. The nature of the chemical and building products industries exposes, and is expected to continue to expose, Georgia Gulf to risks of liability under these laws and regulations due to the production, storage, use, transportation and sale of materials that can cause contamination or personal injury, including, in the case of commodity chemicals, potential releases into the environment. Environmental laws may have a significant effect on the costs of use, transportation and storage of raw materials and finished products, as well as the costs of the storage and disposal of wastes. Georgia Gulf has and will continue to incur substantial operating and capital costs to comply with environmental laws and regulations. In addition, Georgia Gulf may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in its operations for violations arising under these laws and regulations.

For example, some environmental laws, such as the federal Superfund statute, impose joint and several liability for the cost of investigations and remedial actions on any company that generated, arranged for disposal of or transported waste to a disposal site, or selected or presently or formerly owned or operated a disposal site or a site otherwise contaminated by hazardous substances. A number of environmental liabilities have been associated with Georgia Gulf’s facilities at Lake Charles, Louisiana that Georgia Gulf acquired as part of its acquisition of the vinyls business of CONDEA Vista Company (“CONDEA Vista,” which is now known as Sasol North America, Inc.) and which may be designated as Superfund sites. Although CONDEA Vista retained financial responsibility for certain environmental liabilities that relate to the acquired facilities that arose before the closing of the acquisition in November 1999, there can be no assurance that CONDEA Vista will be able to satisfy its obligations in this regard, particularly in light of the long period of time in which environmental liabilities may arise under the environmental laws. If CONDEA Vista fails to fulfill its obligations regarding these environmental liabilities, then Georgia Gulf could be held responsible. Furthermore, Georgia Gulf severally is responsible for, and does not have indemnification for, any environmental liabilities arising from certain other acquisitions, including several liabilities resulting from Royal Group’s operations prior to Georgia Gulf’s acquisition of that company.

In connection with the consummation of the Transactions, Georgia Gulf will acquire a significant additional number of properties and amount of assets, which could materially increase Georgia Gulf’s compliance costs and exposure to liabilities. For example, the assets associated with the PPG Chlor-alkali and Derivatives Business are subject to similar environmental health and safety laws and regulations which could result in significant capital expenditures related thereto in future periods. The PPG Chlor-alkali and Derivatives Business could be responsible for, and is engaged in discussing with various parties regarding an allocation of costs relating to certain environmental remediation plans at the Calcasieu River Estuary in Lake Charles, Louisiana. These costs could be material and, if incurred, would be expected to be incurred following the consummation of the Transactions. Further, PPG is currently negotiating a settlement with the Louisiana Department of Environmental Quality relating to alleged violations of PPG’s Lake Charles facility’s air permit relating to the PPG Chlor-alkali and Derivatives Business. In connection with the Transactions, any settlement related thereto would be a liability of the PPG Chlor-alkali and Derivatives Business. No assurances as to the ultimate costs or timing of any payments required in connection with these alleged violations can be provided. For additional information on the potential environmental liabilities associated with the Calcasieu River Estuary and the Lake Charles, Louisiana facility, including the expected timing and cost of actions related thereto, see “Information on the PPG Chlor-alkali and Derivatives Business—Regulation and Environmental Matters” and “—Legal Proceedings” elsewhere in this document.

In addition, due to the nature of environmental laws, regulations and liabilities, it is possible that the reviews Georgia Gulf conducted in connection with its evaluation of, and determination to enter into, the Transactions, may not have identified all potentially adverse conditions. Such conditions may not presently exist or be detectable through reasonable methods, or may not be able to be adequately valued. For example, the PPG Chlor-alkali and Chemical Business’s facility in Natrium, West Virginia has been in operation for over 65 years. There may be significant latent liabilities or future claims arising from the operation of a facility of this age, and Georgia Gulf may be required to incur material future remediation or other costs in connection with future actions or developments at this or other facilities.

Georgia Gulf expects to be continually subjected to increasingly stringent environmental and health and safety laws and regulations and that continued compliance will require increased capital expenditures and increased operating costs, or may impose restrictions on Georgia Gulf’s present or future operations. It is difficult to predict the future interpretation and development of these laws and regulations or their impact on Georgia Gulf’s future earnings and operations. Georgia Gulf’s policy is to accrue costs relating to environmental matters when it is probable that these costs will be required and can be reasonably estimated. Any increase in these costs, or any material restrictions, could materially adversely affect Georgia Gulf’s liquidity, financial condition and results of operations. However, estimated costs for future environmental compliance and remediation may be materially lower than actual costs, or Georgia Gulf may not be able to quantify potential costs in advance. Actual costs related to any environmental compliance in excess of estimated costs could have a material adverse effect on Georgia Gulf’s financial condition in one or more future periods.

Recent heightened interest in environmental-related issues could require Georgia Gulf to incur significant compliance costs or result in material operating restrictions.

Heightened interest in environmental regulation, such as climate change issues, have the potential to materially impact Georgia Gulf’s costs and present and future operations. Georgia Gulf, and other chemicals companies, are currently required to file certain governmental reports relating to greenhouse gas (“GHG”) emissions. The U.S. Government has considered, and may in the future implement, restrictions or other controls on GHG emissions which could require Georgia Gulf, including, following the consummation of the Merger, the PPG Chlor-alkali and Derivatives Business, to incur significant capital expenditures or further restrict Georgia Gulf’s present or future operations.

In addition to GHG regulations, the United States Environmental Protection Agency (the “EPA”) has recently taken certain actions to limit or control certain pollutants created by companies such as Georgia Gulf and the PPG Chlor-alkali and Derivatives Business. For example, in February 2012, the EPA issued its final rule to update emissions limits for air toxins from polyvinyl chloride and copolymers production (“PVC production”). The rule, known as the National Emission Standards for Hazardous Air Pollutants for Polyvinyl Chloride and Copolymers Production, establishes new, more stringent emission standards for certain regulated “hazardous air pollutants,” including vinyl chloride monomer. The rule sets maximum achievable control technology (“MACT”) standards for major sources of PVC production and establishes certain working practices, as well as monitoring, reporting and record-keeping requirements. Existing sources that become subject to these requirements would have three years from the effectiveness of the rule to come into compliance. Following the publication of the rule in the Federal Register, legal challenges were filed by the vinyl industry’s trade organization, several vinyl manufacturers, and several environmental groups, which will likely impact provisions of a final rule. Although Georgia Gulf has conducted a preliminary evaluation of the potential impact of a final rule on its operations, the preliminary evaluation was based on the final rule as it currently exists, as well as a number of assumptions concerning the equipment and process changes that would be necessary to come into compliance with the existing final rule. There could be significant changes from the currently existing rule to the final rule after all legal challenges have been exhausted.

Following the consummation of the Transactions, Georgia Gulf expects that its business and operations will also be subject to pending environmental regulations impacting the PPG Chlor-alkali and Derivatives Business. For example, in March 2011, the EPA proposed amendments to the national emission standards for hazardous air pollutants for mercury emissions from mercury cell chlor-alkali plants known as the Mercury MACT regulations. These proposed amendments would require improvements in work practices to reduce fugitive emissions and would result in reduced levels of mercury emissions while still allowing the mercury cell facilities to continue to operate. The PPG Chlor-alkali and Derivatives Business currently operates a cell production unit at its Natrium, West Virginia facility, which constitutes approximately 4% of the PPG Chemical Business’s total chlor-alkali production capacity. No assurances as to the timing or content of the final rule, or its ultimate impact on Georgia Gulf, can be provided.

Separately, the PPG Chlor-alkali and Derivatives Business’s Natrium, West Virginia facility currently discharges wastewater into the Ohio River pursuant to a National Pollution Discharge Elimination System (“NPDES”) permit issued by the West Virginia Department of Environmental Protection (“WVDEP”). Because it discharges into the Ohio River, the wastewater permit terms must conform to water quality standards in the Ohio River set by the Ohio River Valley Water Sanitation Commission (“ORSANCO”). ORSANCO has adopted an ambient water column standard criterion for mercury in the Ohio River and, in 2009, ORSANCO adopted new standards that prohibit as of October 16, 2013, the use of a “mixing zone” as used by, among others, the PPG Chlor-alkali and Derivatives Business, to meet these standards for certain bioaccumulative chemicals, including mercury. In September 2011, PPG, on behalf of the PPG Chlor-alkali and Derivatives Business, submitted a request for a variance from the mixing zone prohibition in ORSANCO’s pollution control standards. PPG, on behalf of the PPG Chlor-alkali and Derivatives Business, has requested continued use of a mixing zone for mercury through the life of its current permit, which is valid through January 2014, and for any subsequent permits. ORSANCO issued a preliminary decision approving this request and ORSANCO accepted public comments on its preliminary decision through July 31, 2012. No assurances as to the timing or content of the final decision can be provided, and any decision may require the PPG Chlor-alkali and Derivatives Business to incur material costs to remain in compliance with the regulation, or could materially impair the ability of the PPG Chlor-alkali and Derivatives Business to operate its Natrium, West Virginia facility.

Also in March 2011, the EPA issued emissions standards for large and small boilers and incinerators that burn solid waste, known as the Boiler MACT regulations. These regulations are aimed at controlling emissions of toxic air contaminants. As a result of numerous petitions from both industry and environmental groups, the EPA reconsidered its March 2011 final rule. On December 23, 2011, the EPA’s proposed rule reconsidering its March 2011 final rule was published in the Federal Register. The EPA has indicated its intent to issue the final regulations in 2012 requiring that covered facilities achieve compliance within three years. The 115 megawatt coal fired power plant at the PPG Chlor-alkali and Derivatives Business’s Natrium, West Virginia facility would be the source most significantly impacted by the Boiler MACT regulations. The PPG Chlor-alkali and Derivatives Business continues to evaluate alternative paths of either retrofitting the Natrium boilers to burn natural gas or to engineer and install pollution control equipment. No assurances as to the timing or content of the final rule, or its ultimate impact on Georgia Gulf, can be provided.

The potential impact of these and/or unrelated future, legislative or regulatory actions on Georgia Gulf’s current or future operations cannot be predicted at this time but could be significant. Such impacts could include the potential for significant compliance costs, including capital expenditures, could result in operating restrictions or could require Georgia Gulf to incur significant legal or other costs related to compliance or other activities. Any increase in the costs related to these initiatives, or restrictions on Georgia Gulf’s operations, could materially adversely affect Georgia Gulf’s liquidity, financial condition or results of operations.

Natural gas, electricity, fuel and raw materials costs, and other external factors beyond Georgia Gulf’s control, as well as changes in the level of activity in the home repair and remodeling and new home construction sectors of the economy, can cause wide fluctuations in Georgia Gulf’s margins.

The cost of Georgia Gulf’s natural gas, electricity, fuel and raw materials may not correlate with changes in the prices Georgia Gulf receives for its products, either in the direction of the price change or in absolute magnitude. Natural gas and raw materials costs represent, and will continue to represent, a substantial part of Georgia Gulf’s and the PPG Chlor-alkali and Derivatives Business’s manufacturing costs, and energy costs, in particular electricity and fuel, represent a component of the costs to manufacture building products. Following the consummation of the Merger, a $1.00 change in the price of natural gas per British Thermal Unit (“BTU”) could raise or lower Georgia Gulf’s operating costs by approximately $60 million to $80 million per year. Most of the raw materials Georgia Gulf uses are commodities and the price of each can fluctuate widely for a variety of reasons, including changes in availability because of capacity additions or facility operating problems. For example, ethylene is a key raw material used by both Georgia Gulf and the PPG Chlor-alkali and Derivatives Business. During 2011, costs for ethylene increased substantially compared to 2010 driven by a combination of tight supplies due to production outages and increased global demand, particularly in U.S. exports of ethylene derivative products. Other external factors beyond Georgia Gulf’s control can cause volatility in raw materials prices, demand for Georgia Gulf’s products, product prices, sales volumes and margins. These factors include general economic conditions, the level of business activity in the industries that use Georgia Gulf’s products, competitors’ actions, international events and circumstances, and governmental regulation in the United States and abroad. These factors can also magnify the impact of economic cycles on Georgia Gulf’s business. While Georgia Gulf attempts to pass through price increases in energy costs and raw materials, Georgia Gulf has been unsuccessful in doing so in some circumstances in the past and there can be no assurance that it will be able to successfully do so in the future.

Additionally, Georgia Gulf’s business is and will continue to be impacted by changes in the North American home repair and remodeling sectors, as well as the new construction sector, which may be significantly affected by changes in economic and other conditions such as gross domestic product levels, employment levels, demographic trends, consumer confidence, increases in interest rates and availability of consumer financing for home repair and remodeling projects as well as availability of financing for new home purchases. These factors can lower the demand for and pricing of Georgia Gulf’s products, while Georgia Gulf may not be able to reduce its costs by an equivalent amount, which alone or in combination could cause Georgia Gulf’s net sales and net income to materially decrease and, among other things, could require Georgia Gulf to recognize impairments of its assets.

Hazards associated with manufacturing may adversely affect Georgia Gulf’s business or results of operations.

There are a number of hazards associated with chemical manufacturing and building products manufacturing in Georgia Gulf’s current operations, as well as in the use, storage and transportation of related raw materials, products and wastes. These hazards will be magnified in connection with the expansion of Georgia Gulf’s operations as a result of the consummation of the Transactions. The occurrence of any such hazard could lead to an interruption or suspension of operations and have a material adverse effect on the productivity and profitability of a particular manufacturing facility or on Georgia Gulf’s operations as a whole. These hazards include:

•	pipeline and storage tank leaks and ruptures;

•	explosions and fires;

•	inclement weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions;

•	transportation accidents involving the chemical products of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business;

•	remediation complications;

•	terrorist acts; and

•	chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental damage, any of which could lead to claims or material liability under environmental or other laws. Although Georgia Gulf maintains property, business interruption and casualty insurance of the types and in the amounts that it believes are customary for the industry, Georgia Gulf is not fully insured against all potential hazards incident to its business.

In addition to potential exposure to claims arising from environmental liabilities, Georgia Gulf faces potential exposure to significant product liability, personal injury or other claims relating to the production and manufacture of its products, and this exposure will increase following the completion of the Merger.

Georgia Gulf is exposed to significant losses from product liability claims relating to the products it manufactures in both its chemicals and building products business. Additionally, individuals could seek damages for alleged personal injury or property damage due to exposure to chemicals at Georgia Gulf’s facilities or to chemicals otherwise owned, controlled or manufactured by Georgia Gulf. Georgia Gulf is also subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters. In connection with the completion of the Transactions, Georgia Gulf expects that its exposure to potential losses from products liability, personal injury and other claims will significantly increase as a result of existing and possible future lawsuits and claims relating to the PPG Chlor-alkali and Derivatives Business and its products. For example, the PPG Chlor-alkali and Derivatives Business is currently involved in litigation with, among others, the City of Modesto, California relating to the claims involving the manufacture of perchloroethylene, and a significant number of other contract, product liability and other matters. Any such claims, whether with or without merit, could be time consuming, expensive to defend and could divert management’s attention and resources. Although Georgia Gulf maintains and expects to continue to maintain appropriate amounts of insurance for products liability, workplace exposure, workers’ compensation and other claims, the amount and scope of such insurance may not be adequate or available to cover a claim that is successfully asserted against Georgia Gulf. In addition, such insurance could become more expensive and difficult to maintain and, in the future, may not be available to Georgia Gulf on commercially reasonable terms or at all. The results of any future litigation or claims are inherently unpredictable, but such outcomes could have a material adverse effect on Georgia Gulf’s liquidity, financial condition or results of operations.

The ABL Revolver, the indenture governing Georgia Gulf’s 9 percent notes and the financing agreements expected to be entered into in connection with the Transactions will impose significant operating and financial restrictions on Georgia Gulf and its subsidiaries, which may prevent Georgia Gulf from capitalizing on business opportunities and taking some actions.

The agreements that govern the terms of Georgia Gulf’s existing debt, including the ABL Revolver and the indenture that governs the 9 percent notes, impose significant operating and financial restrictions on Georgia Gulf. In addition, Georgia Gulf expects that the financing agreements to be entered into in connection with the Transactions and described in the section of this document entitled “Debt Financing” will contain similar restrictions. These restrictions limit, and will continue to limit, Georgia Gulf’s ability to, among other things:

•	incur additional indebtedness;

•	incur liens;

•	make investments and sell assets, including the stock of subsidiaries;

•	pay dividends and make other distributions;

•	purchase its stock;

•	engage in business activities unrelated to its current business;

•	enter into transactions with affiliates; or

•	consolidate, merge or sell all or substantially all of its assets.

As a result of these covenants and restrictions, in addition to any restrictions or limitations imposed on Georgia Gulf in connection with undertaking the Transactions and preserving the tax-free nature thereof, Georgia Gulf is limited in how it conducts its business and it may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness Georgia Gulf may incur could include more restrictive covenants. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately and proceed against any collateral securing that indebtedness.

Furthermore, there are limitations on Georgia Gulf’s ability to borrow the full amount of commitments under the ABL Revolver, and Georgia Gulf expects that the New ABL Revolver (as defined below) will contain similar limitations. Borrowings under the ABL Revolver are limited by, and borrowings under the New ABL Revolver are expected to be limited by, a specified borrowing base consisting of a percentage of eligible accounts receivable and inventory, less customary reserves. In addition, (x) if Georgia Gulf’s availability under the ABL Revolver falls below a certain amount, Georgia Gulf will be subject to compliance with a covenant requiring Georgia Gulf to maintain a fixed charge coverage ratio of at least 1.1 to 1.0, and Georgia Gulf expects that the New ABL Revolver will contain a similar restrictive covenant, and (y) Georgia Gulf will be subject to a senior secured leverage ratio of 3.50 to 1.00 under the Term Facility. Georgia Gulf’s ability to comply with any required fixed charge coverage ratio and senior secured leverage ratio can be affected by events beyond its control, and Georgia Gulf cannot assure you it will be able to comply with these ratios. A breach of the covenants requiring compliance with these ratios, or with any other covenants in these debt agreements, could result in a default under the ABL Revolver, or under the New ABL Revolver or the Term Facility, when entered into, as the case may be.

Georgia Gulf relies, and expects to continue to rely after the consummation of the Merger, on a limited number of outside suppliers for specified feedstocks and services.

Georgia Gulf currently obtains, and expects to continue to obtain after the consummation of the Merger, a significant portion of its raw materials from a few key suppliers. If any of these suppliers are unable to meet their obligations under present or any future supply agreements, Georgia Gulf may be forced to pay higher prices to obtain the necessary raw materials. Any interruption of supply or any price increase of raw materials could have a material adverse effect on Georgia Gulf’s business and results of operations. In connection with Georgia Gulf’s acquisition of the vinyls business of CONDEA Vista in 1999, Georgia Gulf entered into agreements with CONDEA Vista to provide specified feedstocks for its Lake Charles facility. This facility is dependent upon CONDEA Vista’s infrastructure for services such as wastewater and ground water treatment, site remediation, and fire water supply. Any failure of CONDEA Vista to perform its obligations under those agreements could adversely affect the operation of the affected facilities and Georgia Gulf’s liquidity and results of operations. The agreements relating to these feedstocks and services had initial terms of one to ten years. Most of these agreements have been automatically renewed, but may be terminated by CONDEA Vista after specified notice periods. If Georgia Gulf was required to obtain an alternate source for these feedstocks or services, Georgia Gulf may not be able to obtain pricing on as favorable terms. Additionally, Georgia Gulf may be forced to pay additional transportation costs or to invest in capital projects for pipelines or alternate facilities to accommodate railcar or other delivery or to replace other services.

While Georgia Gulf believes that its relationships with its key suppliers are strong, any vendor may choose, subject to existing contracts, to modify its relationship due to general economic concerns or concerns relating to the vendor or Georgia Gulf, at any time. Any significant change in the terms that Georgia Gulf has with its key suppliers could materially adversely affect Georgia Gulf’s financial condition and liquidity, as could significant additional requirements from Georgia Gulf’s suppliers that it provides them additional security in the form of prepayments or with letters of credit.

The industries in which Georgia Gulf competes and expects to compete after the consummation of the Merger are highly competitive, and some of Georgia Gulf’s competitors have greater financial and other resources than Georgia Gulf has, which may materially adversely affect Georgia Gulf’s business and results of operations.

The commodity chemicals industry is highly competitive. Many of Georgia Gulf’s competitors are larger and have, and are expected to continue to have after the consummation of the Merger, greater financial and other resources and less debt than Georgia Gulf. Moreover, barriers to entry, other than capital availability, are low in most product lines of Georgia Gulf’s current and contemplated commodity chemical business. Capacity additions or technological advances by existing or future competitors could also create greater competition, particularly in pricing. Georgia Gulf cannot provide assurance that it will have access to the financing necessary to upgrade Georgia Gulf’s facilities in response to technological advances or other competitive developments.

In addition, Georgia Gulf competes with national and international manufacturers of vinyl-based building and home improvement products. Some of these companies are larger and have greater financial resources and less debt than Georgia Gulf. Accordingly, these competitors may be better able to withstand changes in conditions within the industries in which Georgia Gulf operates and may have significantly greater operating and financial flexibility than Georgia Gulf. Some of these competitors, who compete with Georgia Gulf’s building product lines, may also be able to compete more aggressively in pricing and could take a greater share of sales and cause Georgia Gulf to lose business from its customers. Many of Georgia Gulf’s competitors have operated in the building products industry for longer than Georgia Gulf. Additionally, Georgia Gulf’s building products face competition from alternative materials: wood, metal, fiber cement and masonry in siding, wood and aluminum in windows and iron and cement in pipe and fittings. An increase in competition from other vinyl exterior building products manufacturers or alternative building materials could cause Georgia Gulf to lose customers and lead to decreases in net sales and profitability. To the extent Georgia Gulf loses customers in the renovation and remodeling markets, Georgia Gulf would likely have to market to the new home construction market, which historically has experienced more fluctuations in demand.

Georgia Gulf currently relies and, after the consummation of the Merger will more heavily rely, on third party transportation, which subjects it to risks that it cannot control, and which risks may materially adversely affect Georgia Gulf’s operations.

Georgia Gulf relies heavily on railroads, barges and other shipping companies to transport raw materials to Georgia Gulf’s manufacturing facilities and to ship finished product to customers. After the consummation of the Merger, Georgia Gulf expects it will more heavily rely on third party transport for products manufactured by the PPG Chlor-alkali and Derivatives Business. These transport operations are subject to various hazards, including extreme weather conditions, work stoppages and operating hazards, as well as interstate transportation regulations. If Georgia Gulf is delayed or unable to ship finished product or unable to obtain raw materials as a result of these transportation companies’ failure to operate properly, or if there were significant changes in the cost of these services, Georgia Gulf may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship goods, which could result in a material adverse effect on Georgia Gulf’s revenues and costs of operations.

Operation on multiple Enterprise Resource Planning (“ERP”) information systems, and the conversion from multiple systems to a single system, may negatively impact Georgia Gulf’s operations.

Georgia Gulf is and will continue to remain after consummation of the Merger highly dependent on its information systems infrastructure in order to process orders, track inventory, ship products in a timely manner, prepare invoices to its customers, maintain regulatory compliance and otherwise carry on its business in the ordinary course. Georgia Gulf currently operates on multiple ERP information systems, which complicate Georgia Gulf’s processing, reporting and analysis of business transactions and other information. In addition, the PPG Chlor-alkali and Derivatives Business currently operates on separate ERP systems. Since Georgia Gulf must process and reconcile its information from multiple systems, the chance of errors is increased and, after the consummation of the Merger, will be further increased, and Georgia Gulf may incur significant additional costs related thereto. Inconsistencies in the information from multiple ERP systems could adversely impact Georgia Gulf’s ability to manage its business efficiently and may result in heightened risk to its ability to maintain its books and records and comply with regulatory requirements. Following the consummation of the Transactions, Georgia Gulf expects that it may transition all or a portion of its operations from one of its ERP systems to another. The transition to a different ERP system involves numerous risks, including:

•	diversion of management’s attention away from normal daily business operations;

•	loss of, or delays in accessing data;

•	increased demand on its operations support personnel;

•	initial dependence on unfamiliar systems while training personnel to use new systems; and

•	increased operating expenses resulting from training, conversion and transition support activities.

Any of the foregoing could result in a material increase in information technology compliance or other related costs, and could materially negatively impact Georgia Gulf’s operations.

A significant portion of the PPG Chlor-alkali and Derivatives Business’s hourly workers are and, following the consummation of the Transactions, a significant portion of Georgia Gulf’s hourly workers will be, represented by labor unions and therefore subject to collective bargaining agreements; if Georgia Gulf is unable to enter into new agreements or renew existing agreements before they expire, its workers subject to collective bargaining agreements could engage in strikes or other labor actions that could materially disrupt Georgia Gulf’s ability to conduct its operations.

As of June 30, 2012, Georgia Gulf had approximately 3,850 active employees. Approximately 400, or 10%, of these employees are represented by labor unions and are therefore subject to collective bargaining agreements. As of June 30, 2012, assuming the Transactions had been consummated as of that date, Georgia Gulf would have had approximately 5,900 active employees. Approximately 26% of these employees would have been represented by labor unions and would have therefore been subject to collective bargaining agreements. Of these union-represented employees, approximately 14% are subject to collective bargaining agreements that expire by the end of 2013.

If, after the consummation of the Transactions, Georgia Gulf is unable to reach new collective bargaining agreements or renew existing agreements, employees subject to collective bargaining agreements may engage in strikes, work slowdowns or other labor actions, which could materially disrupt Georgia Gulf’s ability to conduct its operations. New collective bargaining agreements or the renewal of existing agreements may impose significant new costs on Georgia Gulf after the consummation of the Transactions, which could adversely affect Georgia Gulf’s results of operations or financial condition in the future.

Subject to any limits that may be imposed on Georgia Gulf in connection with the Transactions, and before or after consummating the Transactions, Georgia Gulf may evaluate asset dispositions, asset acquisitions, joint ventures, and other transactions that may impact its results of operations, and which may not result in Georgia Gulf achieving the expected results therefrom.

From time to time before and after the Transactions, and subject to any applicable restrictions arising from the Transactions or otherwise, Georgia Gulf may enter into agreements to dispose of certain assets. However, Georgia Gulf cannot assure you that it will be able to dispose of any such assets at any anticipated prices, or at all, or that any such sale will occur during any anticipated time frame. In addition, subject to any applicable restrictions arising from the Transactions or otherwise, Georgia Gulf may engage in business combinations, purchases of assets or contractual arrangements or joint ventures. Subject to any applicable restrictions arising from the Transactions or otherwise, some of these transactions may be financed with additional borrowings by Georgia Gulf. The integration of any business Georgia Gulf may acquire may be disruptive to Georgia Gulf and may result in a significant diversion of management attention and operational resources. Additionally, Georgia Gulf may suffer a loss of key employees, customers or suppliers, loss of revenues, increases in costs or other difficulties. If the expected efficiencies and synergies from any transactions are not fully realized, Georgia Gulf’s results of operations could be adversely affected, because of the costs associated with such transactions or otherwise. Other transactions may advance future cash flows from some of Georgia Gulf’s businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term. The failure to realize the expected long-term benefits of any one or more of these transactions could have a material adverse effect on Georgia Gulf’s financial condition or results of operations.

Participation in joint ventures exposes Georgia Gulf to a number of risks, including risks of shared control.

From time to time Georgia Gulf enters into joint ventures, such as its building products strategic joint venture arrangements with several customers and, following the consummation of the Transactions, Georgia Gulf will have ownership interest in TCI and the joint venture between the PPG Chlor-alkali and Derivatives Business and Entergy. Georgia Gulf expects that it will evaluate opportunities to enter into additional joint ventures in the future, subject to any limits that may be imposed on Georgia Gulf in connection with the Transactions or otherwise. The nature of a joint venture requires Georgia Gulf to share control with unaffiliated third parties. If there are differences in views among joint venture participants in how to operate the joint venture that result in delayed decisions or the failure to make decisions, or its joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business plan and fulfill its obligations. In that case, Georgia Gulf may be required to write down the value of its investment in a joint venture, increase the level of financial or other commitments to the joint venture or, if Georgia Gulf has contractual agreements with the joint venture, its operations may be materially adversely affected. Any of the foregoing could have a material adverse effect on Georgia Gulf’s financial condition, results of operations or cash flows.

Fluctuations in foreign currency exchange and interest rates could affect Georgia Gulf’s consolidated financial results.

Georgia Gulf currently earns, and expects to continue to earn, revenues, pays expenses, owns assets and incurs liabilities in countries using currencies other than the U.S. dollar. Because Georgia Gulf’s consolidated financial statements are presented in U.S. dollars, it must translate revenues and expenses into U.S. dollars at the average exchange rate during each reporting period, as well as assets and liabilities into U.S. dollars at exchange rates in effect at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other major currencies will affect Georgia Gulf’s net revenues, operating income and the value of balance sheet items denominated in foreign currencies. Because of the geographic diversity of Georgia Gulf’s operations, weaknesses in various currencies might occur in one or many of such currencies over time. From time to time, Georgia Gulf may use derivative financial instruments to further reduce its net exposure to currency exchange rate fluctuations. However, Georgia Gulf cannot assure you that fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against major currencies, would not materially adversely affect its financial results.

In addition, Georgia Gulf is exposed to volatility in interest rates. When appropriate, Georgia Gulf may use derivative financial instruments to reduce its exposure to interest rate risks. Georgia Gulf cannot assure you, however, that its financial risk management program will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This document contains and incorporates by reference certain statements relating to future events and each of PPG’s, Splitco’s and Georgia Gulf’s intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act and the Securities Exchange Act. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events, including with respect to the Transactions, generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expected benefits of the Transactions, integration plans and expected synergies therefrom, the expected timing of consummation of the Transactions, and each of PPG’s, Splitco’s and Georgia Gulf’s anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of management of each of PPG, Splitco and Georgia Gulf. There are a number of risks and uncertainties that could cause each company’s actual results to differ materially from the forward-looking statements included in this document. These risks and uncertainties include risks relating to (1) Georgia Gulf’s ability to obtain requisite shareholder approval to complete the Transactions, (2) PPG’s being unable to obtain the necessary tax authority and other regulatory approvals required to complete the Transactions, or such required approvals delaying the Transactions or resulting in the imposition of conditions that could have a material adverse effect on the combined company or causing the companies to abandon the Transactions, (3) other conditions to the closing of the Transactions not being satisfied, (4) a material adverse change, event or occurrence affecting Georgia Gulf or the PPG Chlor-alkali and Derivatives Business prior to the closing of the Transactions delaying the Transactions or causing the companies to abandon the Transactions, (5) problems arising in successfully integrating the PPG Chlor-alkali and Derivatives Business and Georgia Gulf, which may result in the combined company not operating as effectively and efficiently as expected, (6) the possibility that the Transactions may involve other unexpected costs, liabilities or delays, (7) the businesses of each respective company being negatively impacted as a result of uncertainty surrounding the Transactions, (8) disruptions from the Transactions harming relationships with customers, employees or suppliers, and (9) uncertainties regarding (i) future prices, (ii) industry capacity levels and demand for each company’s products, (iii) raw materials and energy costs and availability, feedstock availability and prices, (iv) changes in governmental and environmental regulations, the adoption of new laws or regulations that may make it more difficult or expensive to operate each company’s businesses or manufacture its products before or after the Transactions, (v) each company’s ability to generate sufficient cash flows from its businesses before and after the Transactions, (vi) future economic conditions in the specific industries to which its respective products are sold and (vii) global economic conditions.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking statements discussed in this document may not occur. Other unknown or unpredictable factors could also have a material adverse effect on each of PPG’s, Splitco’s and Georgia Gulf’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties, see the section of this document entitled “Risk Factors.” As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. None of PPG, Splitco or Georgia Gulf undertakes, and each expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its respective expectations, except as required by law.

THIS EXCHANGE OFFER

Terms of this Exchange Offer

General

PPG is offering to exchange all shares of Splitco common stock that are owned by PPG for shares of PPG common stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the letter of transmittal (including the instructions thereto) filed as an exhibit to the registration statement of which this document forms a part, by 12:00 midnight, New York City time, on                     , 2012, unless this exchange offer is extended or terminated. The last day on which tenders will be accepted, whether on                     , 2012 or any later date to which this exchange offer is extended, is referred to in this document as the “expiration date.” You may tender all, some or none of your shares of PPG common stock.

Approximately 35,200,000 shares of Splitco common stock will be held by PPG upon completion of the Separation, subject to adjustment under certain circumstances. The number of shares of PPG common stock that will be accepted if this exchange offer is completed will depend on the final exchange ratio, the number of shares of Splitco common stock offered and the number of shares of PPG common stock tendered.

PPG’s obligation to complete this exchange offer is subject to important conditions that are described in the section entitled “—Conditions for Consummation of this Exchange Offer.”

For each share of PPG common stock that you validly tender in this exchange offer and do not properly withdraw and that are accepted, you will receive a number of shares of Splitco common stock at a         % discount to the per–share value of Georgia Gulf common stock, calculated as set forth below, subject to an upper limit of              shares of Splitco common stock per share of PPG common stock. Stated another way, subject to the upper limit described below, for each $1.00 of PPG common stock accepted in this exchange offer, you will receive approximately $             of Splitco common stock.

The final calculated per–share values will be equal to:

(i) with respect to PPG common stock, the simple arithmetic average of the daily VWAP of PPG common stock on the NYSE for each of the Valuation Dates, as reported to PPG by Bloomberg L.P. for the equity ticker PPG; and

(ii) with respect to Splitco common stock, the simple arithmetic average of the daily VWAP of Georgia Gulf common stock on the NYSE for each of the Valuation Dates, as reported to PPG by Bloomberg L.P. on the equity ticker GGC.

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume–weighted average prices or investors’ or security holders’ own calculations of volume–weighted average prices. PPG will determine such calculations of the per–share values of PPG common stock and Splitco common stock, and such determination will be final.

If the upper limit on the number of shares that can be received for each share of PPG common stock tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date. See “—Extension; Termination; Amendment—Mandatory Extension.”

Upper Limit

The number of shares you can receive is subject to an upper limit of              shares of Splitco common stock for each share of PPG common stock accepted in this exchange offer. If the upper limit is in effect, a stockholder will receive less than $         of Splitco common stock for each $1.00 of PPG common stock that the stockholder validly tenders, that is not properly withdrawn and that is accepted in the exchange offer, and the stockholder could receive much less. This limit was calculated based on a         % discount for Splitco common stock based on the closing prices of PPG common stock and Georgia Gulf common stock on             , 2012 (the day before the date of this document). PPG set this limit to ensure that an unusual or unexpected drop in the trading price of Georgia Gulf common stock, relative to the trading price of PPG common stock, would not result in an unduly high number of shares of Splitco common stock being exchanged for each share of PPG common stock accepted in this exchange offer.

Pricing Mechanism

The terms of this exchange offer are designed to result in your receiving $         of Splitco common stock for each $1.00 of PPG common stock validly tendered, not properly withdrawn and accepted in this exchange offer, based on the calculated per–share values described above. This exchange offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the shares of Splitco common stock exchanged for each $1.00 of PPG common stock being valued higher than approximately $        . Regardless of the final exchange ratio, the terms of this exchange offer would always result in your receiving approximately $         of Splitco common stock for each $1.00 of PPG common stock, so long as the upper limit is not in effect. See the table on page      for purposes of illustration.

Subject to the upper limit described above, for each $1.00 of PPG common stock accepted in this exchange offer, you will receive approximately $         of Splitco common stock. The following formula will be used to calculate the number of shares of Splitco common stock you will receive for shares of PPG common stock accepted in this exchange offer:

Number of shares of Splitco common stock	=	Number of shares of PPG common stock tendered and accepted, multiplied by the lesser of:	(a)	and	(b)	100% of the calculated per– share value of PPG common stock divided by % of the calculated per– share value of Splitco common stock (calculated as described below)

The calculated per–share value of a share of PPG common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of PPG common stock on the NYSE on each of the Valuation Dates. The calculated per–share value of a share of Splitco common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Georgia Gulf common stock on the NYSE on each of the Valuation Dates.

If the upper limit is in effect, the exchange ratio will be fixed and the calculated per–share values of PPG common stock and Splitco common stock based on the daily VWAP of PPG common stock and Georgia Gulf common stock during the Mandatory Extension will no longer affect the exchange ratio. To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $             per share of PPG common stock and $             per share of Georgia Gulf common stock, you would receive              shares ($             divided by         % of $            ) of Splitco common stock for each share of PPG common stock accepted in this exchange offer. In this example, the upper limit of              shares of Splitco common stock for each share of PPG common stock would not apply.

Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $             per share of PPG common stock and $             per share of Georgia Gulf common stock, the limit would apply and you would only receive              shares of Splitco common stock for each share of PPG common stock accepted in this exchange offer because the limit is less than              ($             divided by         % of $            ) of Splitco common stock for each share of PPG common stock. Because the upper limit would apply, this exchange offer would be automatically extended until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date, and the exchange ratio would be fixed at the upper limit.

Indicative Per-Share Values

You will be able to review indicative exchange ratios and calculated per–share values of PPG common stock and Splitco common stock and the final exchange ratio used to determine the number of shares of Splitco common stock to be exchanged per share of PPG common stock. Indicative exchange ratios and calculated per–share values of PPG common stock and Splitco common stock will be available by contacting the information agent at the toll-free number provided on the back cover of this prospectus on each day of the exchange offer period prior to the announcement of the final exchange ratio.

From the commencement of this exchange offer until the first Valuation Date, the indicative calculated per–share values will be calculated as though that day were the expiration date of this exchange offer, of (i) PPG common stock, which will equal the simple arithmetic average of the daily VWAP of PPG common stock, as calculated by PPG, on each of the three prior trading days and (ii) Splitco common stock, which will equal the simple arithmetic average of the daily VWAP of Georgia Gulf common stock, as calculated by PPG, on each of the three prior trading days.

On each of the Valuation Dates, when the values of PPG common stock and Splitco common stock are calculated for the purposes of this exchange offer, the information agent will provide the indicative calculated per–share values of PPG common stock and Splitco common stock, as calculated by PPG, which will equal, with respect to each stock, (i) on the first Valuation Date, the intra–day VWAP during the elapsed portion of that day, (ii) on the second Valuation Date, the intra–day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the intra–day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. “Intra–day VWAP” means VWAP for the period beginning at the official open of trading on the NYSE and ending as of the specific time in such day. On each of the Valuation Dates, the indicative calculated per–share values and indicative exchange ratio calculated using such values will be provided by the information agent at the toll-free number provided on the back of this prospectus.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of Splitco common stock that you will receive for each share of PPG common stock accepted in this exchange offer will be available at www.                    .com/                     / and announced by press release by 4:30 p.m., New York City time, on                     , 2012, unless this exchange offer is extended or terminated.

You may also contact the information agent to obtain these indicative exchange ratios and the final exchange ratio at its toll–free number provided on the back cover of this document.

Each of the daily VWAPs, intra–day VWAPs, calculated per–share values and the final exchange ratio will be rounded to four decimal places.

If a market disruption event occurs with respect to PPG common stock or Georgia Gulf common stock on any of the Valuation Dates, the calculated per–share value of PPG common stock and Splitco common stock will be determined using the daily VWAP of PPG common stock and Georgia Gulf common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both PPG common stock and Georgia Gulf common stock. See “—Conditions for Consummation of this Exchange Offer.”

Since this exchange offer is scheduled to expire at 12:00 midnight, New York City time, on the last day of the exchange offer period, and the final exchange ratio will be announced by 4:30 p.m., New York City time, on the expiration date of this exchange offer, you will be able to tender or withdraw your shares of PPG common stock after the final exchange ratio is determined. For more information on validly tendering and properly withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Splitco common stock that you would receive per share of PPG common stock, calculated on the basis described above and taking into account the limit described above, assuming a range of averages of the daily VWAP of PPG common stock and Georgia Gulf common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per–share values of PPG common stock and Splitco common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on                     , 2012, based on the daily VWAPs of PPG common stock and Georgia Gulf common stock on                     , 2012,                     , 2012 and                     , 2012. The table also shows the effects of a             % increase or decrease in either or both the calculated per–share values of PPG common stock and Splitco common stock based on changes relative to the values of                     , 2012.

PPG common stock	Georgia Gulf common stock	Calculated per-share value of PPG common stock	Calculated per-share value of Splitco common stock	Shares of Splitco common stock to be received per share of PPG common stock tendered	Calculated Value Ratio(1)
As of , 2012	As of , 2012
Down %	Up %
Down %	Unchanged
Down %	Down %
Unchanged	Up %
Unchanged	Down %
Up %	Up %
Up %	Unchanged
Up %	Down %(2)

(1)	The Calculated Value Ratio equals (i) the calculated per-share value of Splitco common stock multiplied by the exchange ratio, divided by (ii) the calculated per-share value of PPG common stock.
(2)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been shares of Splitco common stock per share of PPG common stock validly tendered and accepted in this exchange offer. In this scenario, PPG would announce that the upper limit on the number of shares that can be received for each share of PPG common stock tendered is in effect at the expiration of the exchange offer period no later than 4:30 p.m., New York City time, on the expiration date, the exchange ratio would be fixed at the upper limit and this exchange offer would be extended until 12:00 midnight, New York City time, on the second trading day following the originally scheduled expiration date.

During the three–month period of             , 2012 through             , 2012, the highest closing price of PPG common stock on the NYSE was $         and the lowest closing price of Georgia Gulf common stock on the NYSE was $        . If the calculated per–share values of PPG common stock and Splitco common stock equaled these closing prices, you would receive only the limit of              shares of Splitco common stock for each share of PPG common stock tendered, and the value of such shares of Splitco common stock, based on the Georgia Gulf common stock price, would have been less than the value of PPG common stock accepted for exchange (approximately $         of Splitco common stock for each $1.00 of PPG common stock accepted for exchange).

If the trading price of PPG common stock were to increase during the last two trading days prior to the expiration of this exchange offer, the average PPG stock price used to calculate the exchange ratio would likely be lower than the closing price of PPG common stock on the expiration date of this exchange offer. As a result, you may receive fewer shares of Splitco common stock, and therefore effectively fewer shares of Georgia Gulf common stock, for each $1.00 of PPG common stock than you would have if that per–share value were calculated on the basis of the closing price of PPG common stock on the expiration date of this exchange offer. Similarly, if the trading price of Georgia Gulf common stock were to decrease during the last two trading days prior to the expiration of this exchange offer, the average Splitco common stock used to calculate the exchange ratio would likely be higher than the closing price of Georgia Gulf common stock on the expiration date of this exchange offer, or on the basis of an averaging period that included the last two days of the exchange offer period. This could also result in your receiving fewer shares of Splitco common stock, and therefore effectively fewer shares of Georgia Gulf common stock, for each $1.00 of PPG common stock than you would otherwise receive if that per–share value were calculated on the basis of the closing price of Georgia Gulf common stock on the expiration date of this exchange offer, or on the basis of an averaging period that included the last two days of the exchange offer period.

The number of shares of PPG common stock that may be accepted in this exchange offer may be subject to proration. Depending on the number of shares of PPG common stock validly tendered, and not properly withdrawn in this exchange offer, and the final exchange ratio, determined as described above, PPG may have to limit the number of shares of PPG common stock that it accepts in this exchange offer through a proration process. Any proration of the number of shares accepted in this exchange offer will be determined on the basis of the proration mechanics described below under “—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of PPG Common Stock.”

This document and related documents are being sent to:

•	persons who directly held shares of PPG common stock on , 2012. On that date, there were shares of PPG common stock outstanding, which were held of record by approximately shareholders; and

•

brokers, banks and similar persons whose names or the names of whose nominees appear on PPG’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of PPG common stock.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of PPG Common Stock

If, upon the expiration of this exchange offer, PPG shareholders have validly tendered and not properly withdrawn more shares of PPG common stock than PPG is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Splitco common stock owned by PPG), PPG will accept for exchange the PPG common stock validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of shares of PPG common stock to be accepted bears to the total number of shares of PPG common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of PPG common stock), and subject to any adjustment necessary to ensure the exchange of all shares of Splitco common stock owned by PPG, except for tenders of odd–lots, as described below.

Except as otherwise provided in this section, beneficial holders of less than 100 shares of PPG common stock who validly tender all of their shares will not be subject to proration if this exchange offer is oversubscribed. Beneficial holders of more than 100 shares of PPG common stock are not eligible for this preference.

Any beneficial holder of less than 100 shares of PPG common stock who wishes to tender all of the shares must complete the box entitled “Odd–Lot Shares” on the letter of transmittal. If your odd–lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.

PPG will announce the preliminary proration factor by press release as promptly as practicable after the expiration date. Upon determining the number of shares of PPG common stock validly tendered for exchange, PPG will announce the final results, including the final proration factor.

Any shares of PPG common stock not accepted for exchange in this exchange offer as a result of proration or otherwise will be returned to the tendering shareholder promptly after the final proration factor is determined.

For purposes of this exchange offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into Splitco, whereby Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf. Each outstanding share of Splitco common stock will be converted into the right to receive a number of shares of Georgia Gulf common stock equal to (a) the greater of (i) 35,200,000 shares of Georgia Gulf common stock or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, divided by (b) the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the Merger, while the shares of Splitco common stock will automatically be canceled and retired and will cease to exist. In this conversion of shares of Splitco common stock into shares of Georgia Gulf common stock, no fractional shares of Georgia Gulf common stock will be delivered to holders of Splitco common stock. All fractional shares of Georgia Gulf common stock that a holder of shares of Splitco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the transfer agent. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Splitco common stock that would otherwise be entitled to receive such fractional shares of Georgia Gulf common stock in the Merger, in the open market or otherwise as reasonably directed by PPG, and in no case later than five business days after the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Splitco common stock that would otherwise be entitled to receive such fractional shares of Georgia Gulf common stock in the Merger. The amount of cash necessary to make the payments in lieu of any fractional shares will be made available to the transfer agent by Georgia Gulf.

Exchange of Shares of PPG Common Stock

Upon the terms and subject to the conditions of this exchange offer (including, if this exchange offer is extended or amended, the terms and conditions of the extension or amendment), PPG will accept for exchange, and will exchange, for shares of Splitco common stock owned by PPG, the PPG common stock validly tendered, and not properly withdrawn, prior to the expiration of this exchange offer, promptly after the expiration date.

The exchange of PPG common stock tendered and accepted for exchange pursuant to this exchange offer will be made only after timely receipt by the exchange offer agent of (a)(i) certificates representing all physically tendered shares of PPG common stock or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of PPG common stock in the exchange offer agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering,” (b) the letter of transmittal for PPG common stock, properly completed and duly executed (or a manually signed facsimile of that document), with any required signature guarantees, or, in the case of a book–entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

For purposes of this exchange offer, PPG will be deemed to have accepted for exchange, and thereby exchanged, PPG common stock validly tendered and not properly withdrawn if and when PPG notifies the exchange offer agent of its acceptance of the tenders of those shares of PPG common stock pursuant to this exchange offer.

Upon the consummation of this exchange offer, PPG will deliver to the exchange offer agent a global certificate representing all of the Splitco common stock being distributed in this exchange offer, with instructions to hold the shares of Splitco common stock in trust for the holders of PPG common stock validly tendered and not withdrawn as of the record date for a pro rata distribution and, to the extent necessary, dividend (as described below under “—Dividend and Distribution of Any Shares of Splitco Common Stock Remaining after this Exchange Offer”), if any. Georgia Gulf will deposit with the transfer agent for the benefit of persons who received shares of Splitco common stock in this exchange offer certificates or book-entry authorizations representing shares of Georgia Gulf common stock, with irrevocable instructions to hold the shares of Georgia Gulf common stock in trust for the holders of Splitco common stock.

Upon surrender of the documents required by the transfer agent, duly executed, each former holder of Splitco common stock will receive from the transfer agent in exchange therefor shares of Georgia Gulf common stock and/or cash in lieu of fractional shares, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

If PPG does not accept for exchange any tendered PPG common stock for any reason pursuant to the terms and conditions of this exchange offer, the exchange offer agent (a) in the case of shares of PPG common stock held in certificated form, will return certificates representing such shares without expense to the tendering shareholder and (b) in the case of shares tendered by book-entry transfer pursuant to the procedures set forth below in the section entitled “—Procedure for Tendering,” such shares will be credited to an account maintained within The Depository Trust Company, in each case promptly following expiration or termination of this exchange offer.

Procedures for Tendering

Shares Held in Certificated Form/Book-Entry DRS and/or Direct Purchase Plan

If you hold certificates representing shares of PPG common stock, or if your shares of PPG common stock are held in book-entry via the Direct Registration System (“DRS”), you must deliver to the exchange offer agent at the address listed on the letter of transmittal a properly completed and duly executed letter of transmittal (or a manually executed facsimile of that document), along with any required signature guarantees and any other required documents, and the certificates representing the shares of PPG common stock tendered.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company or Similar Institution

If you hold shares of PPG common stock through a broker, dealer, commercial bank, trust company or similar institution and wish to tender your shares of PPG common stock in this exchange offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your PPG common stock. If that institution holds shares of PPG common stock through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the exchange offer agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the exchange offer agent receives an agent’s message from The Depository Trust Company confirming the book–entry transfer of your PPG common stock. A tender by book–entry transfer will be completed upon receipt by the exchange offer agent of an agent’s message, book–entry confirmation from The Depository Trust Company and any other required documents.

The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the exchange offer agent and forming a part of a book–entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares of PPG common stock which are the subject of the book–entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that PPG may enforce that agreement against the participant.

The exchange offer agent will establish an account with respect to the shares of PPG common stock at The Depository Trust Company for purposes of this exchange offer, and any eligible institution that is a participant in

The Depository Trust Company may make book–entry delivery of shares of PPG common stock by causing The Depository Trust Company to transfer such shares into the exchange offer agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange offer agent.

General Instructions

Do not send letters of transmittal and certificates representing PPG common stock to PPG, Georgia Gulf, Splitco or the information agent. Letters of transmittal for PPG common stock and certificates representing PPG common stock should be sent to the exchange offer agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys–in–fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by PPG.

Whether you tender your PPG common stock by delivery of certificates or through your broker, the exchange offer agent must receive the letter of transmittal for PPG common stock and the certificates representing your PPG common stock at the address set forth on the back cover of this document prior to the expiration of this exchange offer. Alternatively, in case of a book–entry transfer of PPG common stock through The Depository Trust Company, the exchange offer agent must receive the agent’s message and a book–entry confirmation.

Letters of transmittal for PPG common stock and certificates representing PPG common stock must be received by the exchange offer agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your PPG common stock.

Signature Guarantees

Signatures on all letters of transmittal for PPG common stock must be guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) (each of the foregoing being a “U.S. eligible institution”), except in cases in which shares of PPG common stock are tendered either (1) by a registered shareholder who has not completed the box entitled “Special Issuance Instructions” on the letter of transmittal or (2) for the account of a U.S. eligible institution.

If the shares of PPG common stock are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures

If you wish to tender shares of PPG common stock pursuant to this exchange offer but (i) your certificates are not immediately available, (ii) you cannot deliver the shares or other required documents to the exchange offer agent on or before the expiration date of this exchange offer or (iii) you cannot comply with the procedures for book-entry transfer through The Depository Trust Company on a timely basis, you may still tender your PPG common stock, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•

on or before the expiration date, the exchange offer agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by PPG, in the manner provided below; and

•

within three NYSE trading days after the date of execution of such notice of guaranteed delivery, the exchange offer agent must receive (i) (A) certificates representing all physically tendered shares of PPG common stock and (B) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of PPG common stock in the exchange offer agent’s account at The Depository Trust Company; (ii) a letter of transmittal for shares of PPG common stock properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message; and (iii) any other required documents.

Registered shareholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of PPG common stock) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the exchange offer agent. If you hold PPG common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf.

Tendering Your Shares After the Final Exchange Ratio Has Been Determined

Subject to a Mandatory Extension, the final exchange ratio will be available no later than 4:30 p.m., New York City time, on the expiration date of this exchange offer. If you are a registered shareholder of PPG common stock, then it is unlikely that you will be able to deliver an original executed letter of transmittal (and, in the case of certificated shares, your share certificates) to the exchange offer agent prior to the expiration of this exchange offer at 12:00 midnight, New York City time, on the expiration date. Accordingly, in such a case, if you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described above. If you hold PPG common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process tenders for PPG common stock through The Depository Trust Company during that time (although there is no assurance that this will be the case). Once The Depository Trust Company has closed, participants in The Depository Trust Company whose name appears on a Depository Trust Company security position listing as the owner of PPG common stock will still be able to tender their PPG common stock by delivering a notice of guaranteed delivery to the exchange offer agent via facsimile.

If you hold PPG common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day. In addition, any such institution, if it is not an eligible institution, will need to obtain a Medallion guarantee from an eligible institution in the form set forth in the applicable notice of guaranteed delivery in connection with the delivery of those shares.

If the upper limit on the number of shares that can be received for each share of PPG common stock validly tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date to permit shareholders to tender their PPG common stock during those days. Any changes in the prices of PPG common stock or Georgia Gulf common stock on those additional days of this exchange offer will not, however, affect the exchange ratio.

Effect of Tenders

A tender of PPG common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this exchange offer as well as your representation and warranty to PPG that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of PPG common stock or other securities issued or issuable in respect of such shares), (2) when the same are accepted for exchange, PPG will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims and (3) you own the shares being tendered within the meaning of Rule 14e–4 promulgated under the Exchange Act.

It is a violation of Rule 14e–4 under the Exchange Act for a person, directly or indirectly, to tender PPG common stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of PPG common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of PPG common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise and (2) will cause such shares to be delivered in accordance with the terms of this document. Rule 14e–4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.

The exchange of PPG common stock validly tendered and accepted for exchange pursuant to this exchange offer will be made only after timely receipt by the exchange offer agent of (a)(i) certificates representing all physically tendered shares of PPG common stock or (ii) in the case of shares delivered by book–entry transfer through The Depository Trust Company, confirmation of a book–entry transfer of those shares of PPG common stock in the exchange offer agent’s account at The Depository Trust Company, (b) the letter of transmittal for PPG common stock, properly completed and duly executed (or a manually signed facsimile of that document), with any required signature guarantees, or, in the case of a book–entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

Appointment of Attorneys–in–Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint PPG’s designees as your attorneys–in–fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your PPG common stock tendered and accepted for exchange by PPG and with respect to any and all other PPG common stock and other securities issued or issuable in respect of the PPG common stock on or after the expiration of the exchange offer. That appointment is effective when and only to the extent that PPG deposits the shares of Splitco common stock for the shares of PPG common stock that you have tendered with the exchange offer agent. All such proxies will be considered coupled with an interest in the tendered shares of PPG common stock and therefore will not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). PPG’s designees will, with respect to the shares of PPG common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. PPG reserves the right to require that, in order for PPG common stock to be deemed validly tendered, immediately upon PPG’s acceptance for exchange of those shares of PPG common stock, PPG must be able to exercise full voting rights with respect to such shares.

Determination of Validity

PPG will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of PPG common stock, in PPG’s sole discretion, and its determination will be final and binding. PPG reserves the absolute right to reject any and all tenders of PPG common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. PPG also reserves the absolute right to waive any of the conditions of this exchange offer, or any defect or irregularity in the tender of any shares of PPG common stock. No tender of PPG common stock is valid until all defects and irregularities in tenders of PPG common stock have been cured or waived. Neither PPG nor the exchange offer agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any PPG common stock or will incur any liability for failure to give any such notification. PPG’s interpretation of the terms and conditions of this exchange offer (including the letter of transmittal and instructions thereto) will be final and binding.

Binding Agreement

The tender of PPG common stock pursuant to any of the procedures described above will constitute a binding agreement between PPG and you upon the terms of and subject to the conditions to this exchange offer.

The method of delivery of share certificates of PPG common stock and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange offer agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If you tender fewer than all the shares of PPG common stock evidenced by any share certificate you deliver to the exchange agent, then you will need to fill in the number of shares that you are tendering in the box entitled “Total Shares of Common Stock Tendered” under the heading “Description of Tendered Shares” in the table on the second page of the letter of transmittal. In those cases, as soon as practicable after the expiration date, the exchange agent will credit the remainder of the shares of common stock that were evidenced by the certificate(s) but not tendered to a DRS account in the name of the registered holder maintained by PPG’s transfer agent, unless otherwise provided in “Special Delivery Instructions” in the letter of transmittal. Unless you indicate otherwise in your letter of transmittal, all of the shares of PPG common stock represented by share certificates you deliver to the exchange agent will be deemed to have been validly tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form, except for share certificates representing shares not accepted in this exchange offer.

Lost, Stolen or Destroyed Certificates

If your certificate(s) representing PPG common stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you will need to complete an affidavit of lost, stolen or destroyed certificate(s) (the “Affidavit”) that you may request by checking a box on the letter of transmittal for PPG common stock. You will also need to post a surety bond for your lost, stolen or destroyed shares of PPG common stock and pay a service fee. Upon receipt of the completed applicable letter of transmittal with the completed Affidavit, the surety bond payment and the service fee, your shares of PPG common stock will be considered tendered in this exchange offer.

Withdrawal Rights

Shares of PPG common stock validly tendered pursuant to this exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, on the expiration date and, unless PPG has previously accepted such shares pursuant to this exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this exchange offer. Once PPG accepts PPG common stock pursuant to this exchange offer, your tender is irrevocable.

For a withdrawal of PPG common stock to be effective, the exchange offer agent must receive from you a written notice of withdrawal at one of its addresses set forth on the back cover of this document, and your notice must include your name and the number of shares of PPG common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the exchange offer agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the PPG common stock must also be furnished to the exchange offer agent, as stated above, prior to the physical release of the certificates. If shares of PPG common stock have been tendered pursuant to the procedures for book-entry tender discussed in the section entitled “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.

PPG will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision will be final and binding. Neither PPG nor the exchange offer agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Any PPG common stock properly withdrawn will be deemed not to have been validly tendered for purposes of this exchange offer. However, you may re–tender withdrawn PPG common stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of this exchange offer (or pursuant to the instructions sent to you separately).

Except for the withdrawal rights described above, any tender made under this exchange offer is irrevocable.

Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined

Subject to a Mandatory Extension, the final exchange ratio will be available no later than 4:30 p.m., New York City time, on the expiration date of this exchange offer. If you are a registered shareholder of PPG common stock (which includes persons holding certificated shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange offer agent prior to 12:00 midnight, New York City time, on the expiration date. Medallion guarantees will not be required for such withdrawal notices. If you hold PPG common stock through a broker, dealer, commercial bank, trust company or similar institution, any notice of withdrawal must be delivered by that institution on your behalf.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals of PPG common stock through The Depository Trust Company during that time (although there can be no assurance that this will be the case). Once The Depository Trust Company has closed, if you beneficially own shares of PPG common stock that were previously delivered through The Depository Trust Company, then in order to properly withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange offer agent prior to 12:00 midnight, New York City time, on the expiration date. Such notice of withdrawal must be in the form of The Depository Trust Company’s notice of withdrawal, must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. Shares can be properly withdrawn only if the exchange offer agent receives a withdrawal notice directly from the relevant institution that tendered the shares through The Depository Trust Company.

If the upper limit on the number of shares of Splitco common stock that can be exchanged for each share of PPG common stock tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date, which will permit shareholders to properly withdraw their shares of PPG common stock during those days.

Book–Entry Accounts

Certificates representing shares of Splitco common stock will not be issued to holders of PPG common stock pursuant to this exchange offer. Rather than issuing certificates representing such shares of Splitco common stock to tendering holders of PPG common stock, the exchange offer agent will cause shares of Splitco common stock to be credited to records maintained by the exchange offer agent for the benefit of the respective holders. Immediately following the consummation of this exchange offer, Merger Sub will in the Merger be merged with and into Splitco and each share of Splitco common stock will be converted into the right to receive Georgia Gulf common stock and cash in lieu of fractional shares. In connection with the exchange offer, you will receive a letter of transmittal and instructions for use in effecting surrender of any certificates in exchange for Georgia Gulf common stock and cash in lieu of fractional shares. As promptly as practicable following the Merger and PPG’s notice and determination of the final proration factor, if any, Georgia Gulf’s transfer agent will credit the shares of Georgia Gulf common stock into which the shares of Splitco common stock have been converted to book-entry accounts maintained for the benefit of the PPG shareholders who received shares of Splitco common stock in the exchange offer or as a pro rata distribution, if any, and will send these holders a statement evidencing their holdings of shares of Georgia Gulf common stock.

Extension; Termination; Amendment

Extension, Termination or Amendment by PPG

PPG expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which this exchange offer is open and thereby delay acceptance for payment of, and the payment for, any shares of PPG common stock validly tendered and not properly withdrawn in this exchange offer. For example, this exchange offer can be extended if any of the conditions for consummation of this exchange offer described in the next section entitled “—Conditions for Consummation of this Exchange Offer” are not satisfied or waived prior to the expiration of this exchange offer.

PPG expressly reserves the right, in its sole discretion, to amend the terms of this exchange offer in any respect prior to the expiration date, except that PPG does not intend to extend this exchange offer other than in the circumstances described above.

If PPG materially changes the terms of or information concerning this exchange offer, it will extend this exchange offer if required by law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances.

As required by law, this exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	PPG changes the method for calculating the number of shares of Splitco common stock offered in exchange for each share of PPG common stock; and

•	this exchange offer is scheduled to expire within ten business days of announcing any such change.

If PPG extends this exchange offer, is delayed in accepting for exchange any shares of PPG common stock or is unable to accept for exchange any shares of PPG common stock under this exchange offer for any reason, then, without affecting PPG’s rights under this exchange offer, the exchange offer agent may retain all shares of PPG common stock tendered on PPG’s behalf. These shares of PPG common stock may not be withdrawn except as provided in the section entitled “—Withdrawal Rights.”

PPG’s reservation of the right to delay acceptance of any shares of PPG common stock is subject to applicable law, which requires that PPG pay the consideration offered or return the shares of PPG common stock deposited promptly after the termination or withdrawal of this exchange offer.

PPG will issue a press release or other public announcement no later than 9:00 a.m., New York City Time, on the next business day following any extension, amendment, non–acceptance or termination of the previously scheduled expiration date.

Mandatory Extension

PPG will announce whether the limit on the number of shares that can be received for each share of PPG common stock tendered is in effect at the expiration of the exchange offer period, at www.        .com/        / and by press release, no later than 4:30 p.m., New York City time, on the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the limit and a Mandatory Extension will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date to permit shareholders to tender or withdraw their PPG common stock during those days. PPG will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any such Mandatory Extension.

Method of Public Announcement

Subject to applicable law (including Rules 13e–4(d), 13e–4(e)(3) and 14e–1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with this exchange offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which PPG may choose to make any public announcement, PPG assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to Business Wire.

Conditions for Consummation of this Exchange Offer

PPG will not be required to complete this exchange offer and may extend or terminate this exchange offer, if, at the scheduled expiration date:

•

the registration statements on Forms S-4 and S-1 of which this document is a part will not have become effective under the Securities Act of 1933 or any stop order suspending the effectiveness of such registration statement has been issued and is in effect;

•	the shares of Georgia Gulf common stock to be issued in the Merger will not have been authorized for listing on the New York Stock Exchange;

•

a shareholder of Splitco (individually or together with all members of any “group”, as defined in the Exchange Act), after giving effect to this exchange offer and the Merger, will hold greater than 20% of the outstanding shares of Georgia Gulf common stock;

•

any condition precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Merger Agreement has not been fulfilled or waived (except for the conditions precedent that will be fulfilled at the time of the consummation of the Transactions) or for any reason the Transactions (other than this exchange offer) cannot be consummated promptly after consummation of this exchange offer (see “The Merger Agreement—Conditions to the Merger”);

•	the Merger Agreement or the Separation Agreement has been terminated;

•

any condition or event occurs, or PPG reasonably expects any condition or event to occur, which PPG determines would or would be reasonably likely to cause the exchange offer and any pro rata dividend of Splitco common stock distributed to PPG shareholders if the exchange offer is undersubscribed to be taxable to PPG or its shareholders under U.S. federal income tax laws; or

•	any of the following conditions or events has occurred, or PPG reasonably expects any of the following conditions or events to occur:

•

any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over PPG, Splitco or Georgia Gulf and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction will have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay consummation of this exchange offer;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after                     , 2012;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of this exchange offer;

•	if any of the situations above exists as of the commencement of this exchange offer, any material deterioration of the situation; or

•

a market disruption event (as defined below) occurs with respect to shares of PPG common stock or Georgia Gulf common stock on any of the Valuation Dates and such market disruption event has, in PPG’s reasonable judgment, impaired the benefits of this exchange offer.

Each of the foregoing conditions to the consummation of the exchange offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

If any of the above events occurs, PPG may:

•	terminate this exchange offer and promptly return all tendered shares of PPG common stock to tendering shareholders;

•

extend this exchange offer and, subject to the withdrawal rights described in the section entitled “—Withdrawal Rights,” retain all tendered shares of PPG common stock until the extended exchange offer expires;

•	amend the terms of the exchange offer; or

•	waive or amend any unsatisfied condition and, subject to any requirement to extend the period of time during which this exchange offer is open, complete this exchange offer.

These conditions are for the sole benefit of PPG. PPG may assert these conditions with respect to all or any portion of this exchange offer regardless of the circumstances giving rise to them. PPG expressly reserves the right, in its sole discretion, to waive any condition in whole or in part at any time. PPG’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. However, all conditions for consummation of this exchange offer must be satisfied or waived by PPG prior to the expiration of this exchange offer.

A market disruption event with respect to either PPG common stock or Georgia Gulf common stock means a suspension, absence or material limitation of trading of PPG common stock or Georgia Gulf common stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for PPG common stock or Georgia Gulf common stock on the NYSE during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by PPG or the exchange offer agent in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger

The following discusses the material U.S. federal income tax consequences of the Distribution (which includes this exchange offer) and the Merger. The discussion that follows is based on the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the Distribution, the Merger and certain related Transactions will be consummated in accordance with the Separation Agreement and the Merger Agreement and as further described in this document. This is not a complete description of all of the tax consequences of the Distribution, the Merger and related Transactions and, in particular, may not address U.S. federal income tax considerations applicable to PPG shareholders subject to special treatment under the U.S. federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark–to–market method of accounting, insurance companies, tax–exempt entities, partnerships and other pass–through entities, holders who acquired their PPG common stock as compensation, and holders who hold PPG common stock as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of PPG common stock.

This discussion is limited to shareholders of PPG that are “U.S. holders.” For purposes of this document, a “U.S. holder” means a shareholder of PPG other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996, and has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds PPG common stock, the tax treatment of a partner in such entity or arrangement generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding PPG common stock, please consult your tax advisor.

In addition, this discussion does not address the U.S. federal income tax consequences to PPG shareholders who do not hold common stock of PPG as a capital asset for U.S. federal income tax purposes. No information is provided in this document with respect to the tax consequences of the Distribution, the Merger and related Transactions under any applicable foreign, state or local laws.

PPG shareholders are urged to consult with their own tax advisors regarding the tax consequences of the Distribution, the Merger and related Transactions to them, as applicable, including the effects of U.S. federal, state, local, foreign and other tax laws.

The Distribution

The consummation of the Distribution and related transactions are conditioned upon the receipt of (1) a private letter ruling from the IRS substantially to the effect that (i) the Distribution, together with certain related transactions, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and (ii) PPG will not recognize gain or loss for U.S. federal income tax purposes in connection with the receipt of the

Debt Securities or the consummation of the Debt Exchange (the “Private Letter Ruling”), and (2) the Distribution Tax Opinion. The Private Letter Ruling and the Distribution Tax Opinion will be based on, among other things, certain facts, assumptions as well as the accuracy of certain representations, statements and undertakings made to the IRS and to counsel. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, the Private Letter Ruling and the Distribution Tax Opinion may be invalid.

Although a private letter ruling from the IRS generally is binding on the IRS, PPG and Splitco will not be able to rely on the Private Letter Ruling if the factual representations made to the IRS in connection with the request for the Private Letter Ruling are untrue or incomplete in any material respect, or if undertakings made to the IRS in connection with the request for the Private Letter Ruling have been violated. Further, the IRS will not rule that the Distribution satisfies every requirement for a tax-free split-off or spin-off, and PPG will rely solely on the Distribution Tax Opinion for comfort that such additional requirements are satisfied. The Distribution Tax Opinion will be based on, among other things, the Private Letter Ruling as to the matters addressed by the ruling, current law and certain representations and assumptions as to factual matters made by PPG, Splitco, Georgia Gulf and Merger Sub. Any change in currently applicable law, which may be retroactive, or the failure of any representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in its opinion. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion.

On the basis that the Distribution, together with certain related transactions, qualifies as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes: (i) the Distribution will not result in the recognition of income, gain or loss to PPG, except for taxable income or gain possibly arising as a result of certain intercompany transactions; (ii) no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of PPG common stock upon the receipt of Splitco common stock in this exchange offer or in any pro rata distribution of Splitco common stock distributed to holders of PPG common stock if this exchange offer is undersubscribed (or if PPG determines not to consummate the exchange offer); (iii) in a split-off, the aggregate tax basis of the shares of Splitco common stock (including fractional shares) issued to a holder of PPG common stock will equal the aggregate tax basis of the shares of PPG common stock exchanged therefor; (iv) the aggregate tax basis of any shares of Splitco common stock (including fractional shares) issued as a pro rata distribution to holders of PPG common stock if this exchange offer is undersubscribed (or if PPG determines not to consummate the exchange offer) will be determined by allocating the aggregate tax basis of such holder in the shares of PPG common stock with respect to which the pro rata distribution is made immediately before such distribution between such PPG common stock and the Splitco common stock in proportion to the relative fair market value of each immediately following such distribution; and (v) the holding period of any shares of Splitco common stock received by a holder of PPG common stock will include the holding period at the time of the consummation of this exchange offer of the shares of PPG common stock with respect to which the shares of Splitco common stock were received, provided that the PPG common stock is held as a capital asset on the date of the consummation of this exchange offer.

In general, if the Distribution does not qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the exchange offer would be treated as a taxable exchange to PPG shareholders who receive Splitco common stock in the exchange offer and the pro rata distribution of Splitco common stock if this exchange offer is undersubscribed (or if PPG determines not to consummate the exchange offer) would be treated as a taxable dividend to PPG shareholders who receive such distribution in an amount equal to the fair market value of the Splitco common stock received, to the extent of such PPG shareholder’s ratable share of PPG’s earnings and profits. In addition, if the Distribution does not qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355, PPG would have taxable gain, which could result in significant tax to PPG.

Even if the Distribution were otherwise to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the Distribution will be taxable to PPG (but not to PPG shareholders) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either PPG, or Splitco (including stock of Georgia Gulf after the Merger), directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of PPG, Splitco or Georgia Gulf stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although PPG, Splitco or Georgia Gulf may be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of such a plan, but the Merger standing alone should not cause the Distribution to be taxable to PPG under Section 355(e) of the Code because PPG shareholders will own at least 50.5% of Georgia Gulf common stock following the Merger. However, if the IRS were to determine that other acquisitions of PPG, Splitco or Georgia Gulf stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of very substantial amount of gain by PPG under Section 355(e) of the Code, which could result in significant tax to PPG. In connection with the Private Letter Ruling and the Distribution Tax Opinion, PPG and Georgia Gulf have represented or will represent that the Distribution is not part of any such plan or series of related transactions.

In certain circumstances and subject to certain limitations, under the Tax Matters Agreement among PPG, Splitco and Georgia Gulf, Splitco is required to indemnify PPG against taxes on the Distribution that arise as a result of a certain disqualifying actions or as a result of changes in ownership of the stock of Georgia Gulf or Splitco after the Transactions. If PPG were to recognize a gain on the Distribution for reasons not related to a disqualifying action by Splitco or Georgia Gulf, PPG would not be entitled to be indemnified under the Tax Matters Agreement and the resulting tax to PPG could have a material adverse effect on PPG. If Splitco is required to indemnify PPG in the event the Distribution is taxable, this indemnification obligation would be substantial and could have a material adverse effect on Georgia Gulf. See “Other Agreements—Tax Matters Agreement” for a summary of the Tax Matters Agreement.

The Merger

The obligations of PPG, Splitco, Georgia Gulf and Merger Sub to consummate the Merger are conditioned, respectively, on PPG’s and Splitco’s receipt of the Private Letter Ruling and the Distribution Tax Opinion and PPG’s and Georgia Gulf’s receipt of a tax opinion from their respective tax counsel, in each case substantially to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code (the “Merger Tax Opinions”). These opinions will be based on, among other things, certain representations and assumptions as to factual matters made by PPG, Splitco, Georgia Gulf, and Merger Sub. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion. In addition, the Distribution Tax Opinion and Merger Tax Opinions will be based on current law, and cannot be relied on if current law changes with retroactive effect.

On the basis the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, in general, for U.S. federal income tax purposes: (i) no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of Splitco common stock upon the receipt of Georgia Gulf common stock in the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Georgia Gulf common stock; (ii) gain or loss will be recognized by holders of Splitco common stock on any cash received in lieu of a fractional share of Georgia Gulf common stock in the Merger equal to the difference between the amount of cash received in lieu of the fractional share and the holder’s tax basis in the fractional share of Georgia Gulf common stock (determined in the manner described in clause (iii) or (iv), as applicable under the section entitled “—The Distribution”; such gain or loss will be long–term capital gain or loss if the holder’s holding period for all of its Splitco common stock (determined in the manner described in clause (v) under the section entitled “—The Distribution”) is more than one year as of the closing date of Merger, and the deductibility of capital losses is subject to limitations under the Code; (iii) the tax basis of Georgia Gulf common stock received in the Merger, including any fractional share of Georgia Gulf common stock deemed received, will be the same as the tax basis in the shares of Splitco common stock deemed exchanged therefor; and (iv) the holding period of Georgia Gulf common stock received by a holder of Splitco common stock in the Merger will include the holding period of the Splitco common stock exchanged therefor.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding stock of PPG and who receive Splitco common stock pursuant to the Distribution and holders who own at least one percent of the total outstanding stock of Splitco and who receive Georgia Gulf common stock pursuant to the Merger to attach to his, her or its U.S. federal income tax return for the year in which the Distribution and the Merger occur a detailed statement setting forth certain information relating to the tax-free nature of the Distribution and the Merger, as the case may be. PPG and/or Georgia Gulf will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

In addition, payments of cash to a holder of Splitco common stock in lieu of fractional shares of Georgia Gulf common stock in the Merger may be subject to information reporting, unless the holder provides proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28 percent), unless such holder provides a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER UNDER CURRENT LAW AND FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH PPG SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE FFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Treatment of Specified PPG Compensatory Equity-Based Awards Held by Current Splitco Employees

Each option to purchase shares of PPG common stock held by a current employee of the PPG Chlor-alkali and Derivatives Business that is scheduled to vest after December 31, 2013 will be converted into an option to purchase shares of Georgia Gulf common stock. Each such option will otherwise be subject to the same terms and conditions after the Merger as the terms and conditions applicable to such PPG option immediately prior to the Merger, subject to an adjustment to maintain the spread value of such option immediately before and after the Merger. The total number of shares of PPG common stock covered by PPG options that will convert into Georgia Gulf options will not exceed 75,700.

Each PPG performance based restricted stock unit granted in 2011 and 2012, the vesting of which is based upon continued service and the satisfaction of performance goals, that is held by a current employee of the PPG Chlor-alkali and Derivatives Business will be converted into a restricted stock unit award of Georgia Gulf, the vesting of which will be based upon continued service and not the satisfaction of performance goals. The conversion of each PPG performance based restricted stock unit award into a restricted stock unit award of Georgia Gulf will be based on 150% of the target number of shares of PPG common stock subject to the award. Except as noted above, each converted restricted stock unit will be subject to the same terms and conditions applicable to such award immediately before the Merger and after the Merger, subject to an adjustment to maintain the value of the awards immediately before and after the Merger. The total number of shares of PPG common stock covered by PPG performance based restricted stock unit awards that will convert into Georgia Gulf restricted stock units will not exceed 25,750.

Fees and Expenses

PPG has retained              to act as the information agent and              to act as the exchange offer agent in connection with this exchange offer. The information agent may contact holders of PPG common stock by mail, e–mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to this exchange offer to beneficial owners. The information agent and the exchange offer agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out–of–pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

None of the information agent or the exchange offer agent has been retained to make solicitations or recommendations with respect to this exchange offer. The fees they receive will not be based on the number of shares of PPG common stock tendered under this exchange offer.

PPG will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of PPG common stock under this exchange offer. PPG will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No broker, dealer, bank, trust company or fiduciary will be deemed to be PPG’s agent or the agent of Splitco, the information agent or the exchange offer agent for purposes of this exchange offer.

Legal Limitations

This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Splitco common stock in any jurisdiction in which the offer, sale or exchange is not permitted. After the consummation of this exchange offer and prior to the Merger it will not be possible to trade the shares of Splitco common stock.

Certain Matters Relating to Non-U.S. Jurisdictions

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of PPG, Splitco or Georgia Gulf have taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Splitco common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of PPG common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for PPG to take any action to facilitate a public offering in that country. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Splitco common stock (or Georgia Gulf common shares) that may apply in their home countries. PPG, Georgia Gulf and Splitco cannot provide any assurance about whether such limitations may exist.

Distribution of Any Shares of Splitco Common Stock Remaining After This Exchange Offer

All shares of Splitco common stock owned by PPG that are not exchanged in this exchange offer will be distributed as a pro rata distribution to holders of PPG common stock as of the distribution record date.

Upon consummation of this exchange offer, PPG will irrevocably deliver to the exchange offer agent a global certificate representing all of the Splitco common stock being exchanged in this exchange offer, with irrevocable instructions to hold the shares of Splitco common stock in trust for the holders of shares of PPG common stock validly tendered and not properly withdrawn in the exchange offer and, in the case of a pro rata distribution, if any, PPG shareholders whose shares of PPG common stock remain outstanding after the consummation of the exchange offer. Georgia Gulf will deposit with the transfer agent for the benefit of persons who received shares of Splitco common stock in this exchange offer certificates or book-entry authorizations representing Georgia Gulf common stock, with irrevocable instructions to hold the shares of Georgia Gulf common stock in trust for the holders of Splitco common stock. Shares of Georgia Gulf common stock will be delivered immediately following the expiration of this exchange offer, the acceptance of PPG common stock for exchange, the determination of the final proration factor, if any, and the Merger has become effective, pursuant to the procedures determined by the exchange offer agent and the transfer agent. See “This Exchange Offer—Terms of this Exchange Offer—Exchange of Shares of PPG Common Stock.”

If this exchange offer is terminated by PPG without the exchange of shares, but the conditions for consummation of the Transactions have otherwise been satisfied, PPG intends to distribute all shares of Splitco common stock owned by PPG on a pro rata basis to holders of PPG common stock, with a record date to be announced by PPG.

INFORMATION ON GEORGIA GULF

Overview

Georgia Gulf Corporation (a Delaware company incorporated in 1983) is a leading, integrated North American manufacturer and international marketer of chemicals and building products. Georgia Gulf manufactures two chemical lines, chlorovinyls and aromatics, as well as vinyl-based building and home improvement products. Georgia Gulf, headquartered in Atlanta, Georgia, has manufacturing facilities located throughout North America to provide industry-leading service to customers.

Georgia Gulf operates through three reportable segments: chlorovinyls products; building products; and aromatics products. These three reportable segments reflect the organization used by its management for purposes of allocating resources and assessing performance. The chlorovinyls segment consists of a highly integrated chain of products, which includes chlorine, caustic soda, ethylene dichloride, vinyl chloride monomer and vinyl resins, vinyl compounds and compound additives and plasticizers. Georgia Gulf’s building products segment manufactures window and door profiles, mouldings, siding, pipe and pipe fittings and deck and rail products and markets vinyl-based building and home improvement products under the Royal Building Products and Exterior Portfolio brand names. The aromatics segment consists of cumene and the co-products phenol and acetone.

For the year ended December 31, 2011 and the six months ended June 30, 2012, Georgia Gulf had $3,222.9 million and $1,727.6 million in net sales, respectively.

Georgia Gulf’s Business After the Transactions

The combination of the PPG Chlor-alkali and Derivatives Business with Georgia Gulf’s existing business is intended to make Georgia Gulf an integrated leader across the chlorovinyls chain. Based on industry data from IHS Chemical (formerly known as Chemicals Market Associates Incorporated), Georgia Gulf also anticipates that the Transactions will create: (1) the third largest chlorine producer in North America; (2) the second largest vinyl chloride monomer (“VCM”) producer in North America; (3) the fourth largest polyvinyl chloride (“PVC”) producer in North America; and (4) one of the lowest-cost chlor-alkali producers in the world due to Georgia Gulf’s access to low-cost North American natural gas, with approximately 70% integration to natural gas fired cogeneration. Georgia Gulf expects the Transactions to increase its total annual revenues to approximately $5 billion, as compared to net sales of approximately $3.3 billion for the twelve months ended June 30, 2012.

Georgia Gulf believes that the Transactions support the following key elements of its strategy:

•

Increased integration and diversification of Georgia Gulf’s product portfolio. A key element of Georgia Gulf’s strategy has been to increase its level of integration in chlorovinyls. Georgia Gulf expects the Transactions to significantly increase its chlorine and caustic production flexibility and capacity. As a result, Georgia Gulf expects the Transactions to result in a more integrated business that will improve its operating rates throughout the cycle. Georgia Gulf expects that it will be able to satisfy all of its internal chlorine-based product requirements with a reduced potential for negative impacts from any planned or unplanned production outages due to the operational flexibility provided by production at multiple facilities, and that it will be able to further diversify into chlorinated solvents and add a number of chlorine-based products to its portfolio. This increased integration in chlorovinyls should strengthen Georgia Gulf’s position in chlorine based-products, including allowing it to increase revenues from sales of a more diversified line of products.

•

Focus on organic growth in domestic and export markets. Georgia Gulf expects that increased chlorine production capacity will create new opportunities for organic growth that were not available to it as a standalone company. Historically, Georgia Gulf has been limited in its ability to organically grow its VCM and PVC businesses due to a lack of chlorine production capacity. Georgia Gulf believes that the increased chlorine production capacity arising from the acquisition of the PPG Chlor-alkali and

Derivatives Business will enable it to increase its VCM and PVC production capacity and related sales to domestic and export markets in the future. Georgia Gulf believes it will be well-positioned to capitalize on these increased opportunities, particularly due to the cost advantaged North American natural gas position and the proximity of Georgia Gulf’s facilities to large Gulf Coast ports. As a result, Georgia Gulf anticipates that significantly greater caustic production capacity will lead to increased sales of caustic soda.

Prior to consummation of the Transactions, certain functions (such as purchasing, information systems, sales, logistics and distribution) for the PPG Chlor-alkali and Derivatives Business have generally been performed under PPG’s centralized systems and, in some cases, under contracts that are also used for PPG’s other businesses which are not being assigned to Splitco as a part of the Transactions. To enable Georgia Gulf to manage an orderly transition in its operation of the PPG Chlor-alkali and Derivatives Business, Splitco and PPG will enter into the Transition Services Agreement. Pursuant to the Transition Services Agreement, PPG or its affiliates will generally provide Splitco with services performed by PPG’s centralized system and use commercially reasonable efforts during the transition period to provide the benefits of any contracts that cannot be assigned. See “Other Agreements—Transition Services Agreement.”

Georgia Gulf’s Liquidity and Capital Resources After the Transactions

As of June 30, 2012, Georgia Gulf had total assets of $1,723.5 million and long-term debt of approximately $497.6 million, net of original issue discount, with none of the debt due currently. Following the consummation of the Transactions, Georgia Gulf’s total assets and liabilities will increase significantly. As of June 30, 2012 on a pro forma basis, Georgia Gulf would have had total assets of $5,048.4 million, current liabilities of approximately $529.1 million and long-term debt of approximately $1,397.6 million. Georgia Gulf also expects its cash from operations to increase significantly as a result of the consummation of the Transactions and the integration of the PPG Chlor-alkali and Derivatives Business.

Georgia Gulf made capital expenditures of approximately $83.4 million for the twelve months ended June 30, 2012. Following the consummation of the Transactions, Georgia Gulf expects capital expenditures to be approximately $165.0 million on a pro forma basis for the year ending December 31, 2013. This expected increase in capital expenditures is directly related to the expected increase in Georgia Gulf’s asset base. Similarly, Georgia Gulf’s cash from operations was approximately $244.9 million for the twelve months ended June 30, 2012. Following the consummation of the Transactions, Georgia Gulf expects cash from operations to be approximately $394.0 million for the year ending December 31, 2013.

Georgia Gulf believes that the combination of the operations, purchasing and logistics networks of the PPG Chlor-alkali and Derivatives Business with Georgia Gulf’s existing business will result in approximately $115 million in annualized cost synergies, expected to be realized within two years from the closing of the Transactions, although no assurances of the timing or amount of synergies able to be captured, or the costs necessary to achieve those synergies, can be provided.

Following the consummation of the Transactions, the approximately $225.0 million in borrowings under the Term Facility and approximately $675.0 million in Debt Securities will be the debt obligations of Splitco, a wholly-owned subsidiary of Georgia Gulf, and these obligations will be guaranteed by Georgia Gulf and certain of its subsidiaries. In addition, Georgia Gulf expects to enter into the New ABL Revolver (as described in the section of this document entitled “Debt Financing—New ABL Revolver”) which is expected to, among other things, increase revolver availability to $500.0 million.

In the Transactions, Georgia Gulf, through Splitco, will assume substantial tax-qualified and non tax-qualified pension obligations related to employees and retirees of the PPG Chlor-alkali and Derivatives Business. In connection therewith, the legally required level of pension assets will be transferred from the tax-qualified PPG pension plans to the new pension plans to be established by Georgia Gulf in respect of those liabilities. In addition to the standard minimum funding requirements, the Pension Act requires companies with tax-qualified defined benefit pension plans to make contributions to such plans as frequently as quarterly in order to meet the “funding target” for such plans, as defined in the Pension Act. The failure to meet a funding target could result in the imposition of fines or penalties. Funding obligations with respect to tax-qualified pension plans change due to, among other things, the actual investment return on plan assets. Continued volatility in the capital markets may have a further negative impact on the funded status of tax-qualified pension plans, which may in turn increase attendant funding obligations. Given the amount of pension assets transferred from the tax-qualified PPG pension plans to the new pension plans to be established by Georgia Gulf, and subject to the foregoing variables, and the uncertainties associated therewith, it is possible that Georgia Gulf could be required to make substantial contributions in future years to the new pension plans. These contributions could restrict available cash for Georgia Gulf’s operations, capital expenditures and other requirements, and may materially adversely affect its financial condition and liquidity. In addition, the nonqualified pension liabilities to be assumed Georgia Gulf are unfunded and no assets will be transferred by PPG to Georgia Gulf in respect of these liabilities. These obligations will require annual funding that could restrict cash available to Georgia Gulf for other purposes.

Georgia Gulf anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash provided by operations, and availability under the New ABL Revolver. Georgia Gulf expects these sources of liquidity will be sufficient to make required payments of interest on Georgia Gulf debt and fund working capital and capital expenditure requirements. Georgia Gulf expects that it will be able to comply with the financial covenants of the New ABL Revolver and the Term Facility and the covenants under the indentures for the 9 percent notes and the Debt Securities.

For more information on the PPG Chlor-alkali and Derivatives Business’s and Georgia Gulf’s existing sources of liquidity, see the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the PPG Chlor-alkali and Derivatives Business” and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Georgia Gulf’s annual report on Form 10-K for the year ended December 31, 2011 and quarterly report on Form 10-Q for the quarter ended June 30, 2012, each filed with the SEC and incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference.”

Directors and Officers of Georgia Gulf Before and After the Transactions

Board of Directors

The Merger Agreement provides that in connection with the Merger, Georgia Gulf will increase the size of its board of directors by three members, and that three individuals selected by PPG and approved by the Nominating and Governance Committee of the board of directors of Georgia Gulf will be appointed to fill the vacancies. In accordance with the Merger Agreement, these individuals will also be nominated for re-election to the board of directors of Georgia Gulf at Georgia Gulf’s 2013 annual meeting of stockholders.

Listed below is the biographical information for each person who is currently a member of the board of directors of Georgia Gulf.

Paul D. Carrico, age 61, has been a director and has served as Georgia Gulf’s President and Chief Executive Officer since February 2008. Prior thereto, he had served as Vice President, Chemicals and Vinyls of Georgia Gulf since October 2006, Vice President, Polymer Group of Georgia Gulf from May 2005 until October 2006 and Business Manager, Resin Division of Georgia Gulf from 1999, when he joined Georgia Gulf, until May 2005. Mr. Carrico earned a Masters degree in Engineering from the University of Louisville and a Masters degree in Management from Massachusetts Institute of Technology.

T. Kevin DeNicola, age 58, has served as a director since September 2009. Mr. DeNicola served as Chief Financial Officer of Kior, Inc., a biofuels business, from November 2009 until January 2011. Prior to that role, he was Senior Vice President and Chief Financial Officer at KBR, Inc., a leading global engineering, construction and services company supporting the energy, hydrocarbon, government services and civil infrastructure sectors from June 2008 through September 2009. Prior to this role, he served in various positions, including Senior Vice President and Chief Financial Officer at Lyondell Chemical Company (“Lyondell”) from May 2002 to December 2007. Subsequent to Mr. DeNicola’s departure from Lyondell after its acquisition by Basell AF S.C.A., but within the two-year period thereafter, Lyondell Basell filed a petition for reorganization under the Federal bankruptcy laws. Mr. DeNicola earned a Masters degree in Chemical Engineering from the University of Virginia and a Masters of Business Administration from Rice University. Mr. DeNicola is a director of Comerica, Incorporated.

Patrick J. Fleming, age 68, has served as a director since February 2000 and served as non-executive Chairman of the board of directors from February 2008 until January 2010. In addition, Mr. Fleming served as chairman of the compensation committee from May 2004 until February 2008. Mr. Fleming has been a self-employed energy consultant since retiring from Texaco Inc. in January 2000. In 1998 and 1999, he served as the Managing Director and Chief Executive Officer of Calortex Inc., a joint venture between Texaco, Calor Gas and Nuon International, and resided in the United Kingdom. From 1994 to December 1997, Mr. Fleming was President of Texaco Natural Gas, Inc. Mr. Fleming earned a Masters of Business Administration from Xavier University and a Bachelor of Arts degree in Economics from Muskingum College.

Robert M. Gervis, age 52, has served as a director since September 2009. He founded Epilogue, LLC, a private advisory firm, and has served as the Managing Member and President since April 2009. Prior to this role, he served in various senior executive positions at Fidelity Investments from 1994 to March 2009; and before Fidelity, Mr. Gervis was a partner in the international law firm of Weil, Gotshal & Manges. Mr. Gervis earned a Juris Doctorate from The George Washington University and a Bachelor’s degree in Industrial Engineering from Lehigh University. Mr. Gervis is also a CFA charterholder. Mr. Gervis is a director of Aspen Aerogels, Inc., a manufacturer of aerogel insulation products sold to the oil and gas, cryogenic transportation, building and construction, military and aerospace industries.

Stephen E. Macadam, age 52, has served as a director since September 2009. He has been Chief Executive Officer and a director of Enpro Industries, Inc., a leading provider of engineered industrial products for processing, general manufacturing and other industries worldwide, since April 2008. Prior to this role, he served as Chief Executive Officer of BlueLinx Holdings, a leading distributor of building products in the United States, from October 2005 until February 2008, and as Chief Executive Officer of Consolidated Container Company from August 2001 to October 2005. Prior to August 2001, Mr. Macadam served as Executive Vice President, Pulp and Paperboard, of Georgia-Pacific Corporation beginning in 1998. Mr. Macadam earned a Masters degree in Finance from Boston College and a Masters of Business Administration from Harvard Business School.

Mark L. Noetzel, age 55, has served as a director since September 2009 and as the non-executive Chairman of the Board since January 2010. He was President and CEO of Cilion, Inc., a venture capital backed renewable fuel company, from August 2007 to May 2009. Prior to this role, he had served in several senior positions at BP plc, including Group Vice President, Global Retail, from 2003 until 2007, Group Vice President, B2B Fuels and New Markets, during 2001 and 2002 and Group Vice President, Chemicals, from 1998 until 2001. Prior to those senior management roles with BP plc, Mr. Noetzel served in other management and non-management roles with Amoco from 1981 until BP plc acquired Amoco in 1998. Mr. Noetzel earned a Bachelor’s degree from Yale University and a Masters of Business Administration from the Wharton School at the University of Pennsylvania. Mr. Noetzel is chairman of the board of directors of Aspen Aerogels, Inc., a manufacturer of aerogel insulation products sold to the oil and gas, cryogenic transportation, building and construction, military and aerospace industries. In addition, he serves on the board of Siluria Technologies, Inc., which has developed a proprietary process technology which directly converts natural gas to ethylene.

David N. Weinstein, age 53, has served as a director since September 2009. He has been a business consultant specializing in reorganization activities since September 2008. Prior thereto, Mr. Weinstein served as Managing Director and Group Head, Debt Capital Markets-High Yield and Leverage Finance at Calyon Securities, a global provider of commercial and investment banking products and services for corporations and institutional clients, from March 2007 to August 2008. Before assuming that role, Mr. Weinstein was a consultant specializing in business reorganization and capital market activities from September 2004 to February 2007. Prior thereto, Mr. Weinstein was a Managing Director and Head of High Yield Capital Markets at BNP Paribas, BankBoston Securities and Chase Securities, Inc., and head of the capital markets group in the High Yield Department at Lehman Brothers. Mr. Weinstein earned a Bachelor’s degree from Brandeis University and a Juris Doctorate from Columbia University School of Law. Mr. Weinstein served as the Chairman of the board of directors of Pioneer Companies, Inc. from January 2002 to December 2005, the Chairman of the board of directors of York Research Corp. from November 2002 to June 2004, and as a director of Interstate Bakeries Corporation from August 2006 to January 2007. Mr. Weinstein is a director of Granite Broadcasting Corporation, Horizon Lines, Inc. and DeepOcean Group Holding AS.

Listed below is the biographical information for the individual who has been identified to Georgia Gulf by PPG as an individual to be selected by PPG for appointment to the board of directors of Georgia Gulf upon the closing of the Transactions. Prior to the closing of the Transactions, and in accordance with the terms of the Merger Agreement, PPG will select two additional individuals to be appointed to Georgia Gulf’s board of directors.

Michael H. McGarry, age 54, is an executive vice president of PPG with responsibility for the PPG Chlor-alkali and Derivatives Business through the consummation of the Merger, as well as PPG’s global aerospace products and automotive refinish businesses. Mr. McGarry also has responsibility for PPG’s Asia Pacific region and its global information technology and environmental, health and safety functions. He held the position of Senior Vice President, Commodity Chemicals, of PPG from 2008 until August 2012, and of Vice President, Coatings, Europe and Managing Director, PPG Europe from July 2006 until June 2008. Prior to that, he served as Vice President, Chlor-Alkali and Derivatives of PPG from March 2004 through June 2006. Mr. McGarry is remaining in the employ of PPG after the Merger. He is a graduate of The University of Texas at Austin with a Bachelor’s Degree in Mechanical Engineering.

Executive Officers

The executive officers of Georgia Gulf immediately prior to the consummation of the Merger are expected to be the executive officers of Georgia Gulf immediately following the consummation of the Merger. Listed below is the biographical information for each person who is currently an executive officer of Georgia Gulf.

Joseph C. Breunig, 50, has served as Executive Vice President, Chemicals, since August 2010. Before then he was employed by BASF Corporation where since 2005, he held the position of Executive Vice President and President of Market and Business Development for North America.

Paul D. Carrico, 61, has been a director and has served as Georgia Gulf’s President and Chief Executive Officer since February, 2008. Before then, he had served as Vice President, Chemicals and Vinyls since October 2006, Vice President, Polymer Group from May 2005 until October 2006, and Business Manager, Resin Division from 1999, when he joined Georgia Gulf, until May 2005.

Timothy Mann, Jr., 46, has served as Executive Vice President, General Counsel and Secretary since July 2012. Before that time, he was a partner at the international law firm of Jones Day, where his practice focused primarily on public and private merger and acquisition activities and corporate governance, including executive compensation and general corporate counseling.

Mark J. Orcutt, 56, has served as Executive Vice President, Building Products since December 2008. Before then, he was employed by PPG Industries, Inc., most recently as Vice President Performance Glazing since 2003.

Gregory C. Thompson, 56, has served as Chief Financial Officer since February 2008. Before then, he served as Senior Vice President and Chief Financial Officer of Invacare Corporation, a medical equipment manufacturer, since 2002.

James L. Worrell, 57, has served as Vice President, Human Resources, since September 2006. Before then, Mr. Worrell served as the Director of Human Resources since 1993, prior to which he was a Manager of Human Resources since Georgia Gulf’s inception.

INFORMATION ON PPG

PPG, incorporated in Pennsylvania in 1883, is a diversified manufacturer comprised of six reportable segments: Performance Coatings, Industrial Coatings, Architectural Coatings—EMEA (Europe, Middle East and Africa), Optical and Specialty Materials, Commodity Chemicals, and Glass.

PPG’s net sales in 2011 totaled $14,885 million and 2011 net income was $1,095 million. PPG’s corporate headquarters is located in Pittsburgh, Pennsylvania. PPG has manufacturing facilities, sales offices, research and development centers and distribution centers located throughout the world. At December 31, 2011 PPG operated 128 manufacturing facilities in 45 countries. PPG’s internet address is http://www.ppg.com. The information on PPG’s website is not incorporated by reference into or a part of this document.

Performance Coatings, Industrial Coatings and Architectural Coatings—EMEA

PPG is a major global supplier of protective and decorative coatings. The Performance Coatings, Industrial Coatings and Architectural Coatings—EMEA reportable segments supply protective and decorative finishes for customers in a wide array of end use markets, including industrial equipment, appliances and packaging; factory-finished aluminum extrusions and steel and aluminum coils; marine and aircraft equipment; automotive original equipment; and other industrial and consumer products. In addition to supplying finishes to the automotive original equipment market (“OEM”), PPG supplies refinishes to the automotive aftermarket. PPG also serves commercial and residential new build and maintenance markets by supplying coatings to painting and maintenance contractors and directly to consumers for decoration and maintenance.

The Performance Coatings reportable segment is comprised of the refinish, aerospace, protective and marine and architectural—Americas and Asia Pacific coatings businesses.

The refinish coatings business supplies coatings products for automotive and commercial transport/fleet repair and refurbishing, light industrial coatings for a wide array of markets and specialty coatings for signs. These products are sold primarily through independent distributors.

The aerospace coatings business supplies sealants, coatings, technical cleaners and transparencies for commercial, military, regional jet and general aviation aircraft and transparent armor for military land vehicles. PPG supplies products to aircraft manufacturers and maintenance and aftermarket customers around the world both on a direct basis and through a company-owned distribution network.

The protective and marine coatings business supplies coatings and finishes for the protection of metals and structures to metal fabricators, heavy duty maintenance contractors and manufacturers of ships, bridges, rail cars and shipping containers. These products are sold through the company-owned architectural coatings stores, independent distributors and directly to customers.

The architectural coatings—Americas and Asia Pacific business primarily produces coatings used by painting and maintenance contractors and by consumers for decoration and maintenance of residential and commercial building structures. These coatings are sold under a number of brands. Architectural coatings—Americas and Asia Pacific products are sold through a combination of company-owned stores, home centers, paint dealers, and independent distributors and directly to customers. The architectural coatings—Americas and Asia Pacific business operates about 400 company-owned stores in North America and about 40 company-owned stores in Australia.

The Industrial Coatings reportable segment is comprised of the automotive OEM, industrial and packaging coatings businesses. Industrial, automotive OEM and packaging coatings are formulated specifically for the customers’ needs and application methods.

The industrial and automotive OEM coatings businesses sell directly to a variety of manufacturing companies. PPG also supplies adhesives and sealants for the automotive industry and metal pretreatments and related chemicals for industrial and automotive applications. PPG has established alliances with Kansai Paint, Helios Group and Asian Paints Ltd. to serve certain automotive original equipment manufacturers in various regions of the world.

The packaging coatings business supplies coatings and inks to the manufacturers of aerosol, food and beverage containers.

The Architectural Coatings—EMEA business supplies a variety of coatings under a number of brands and purchased sundries to painting contractors and consumers in Europe, the Middle East and Africa. Architectural Coatings—EMEA products are sold through a combination of about 650 company-owned stores, home centers, paint dealers, and independent distributors and directly to customers.

Optical and Specialty Materials

PPG’s Optical and Specialty Materials reportable segment is comprised of the optical products and silicas businesses. The primary Optical and Specialty Materials products are Transitions® lenses, optical lens materials and high performance sunlenses; amorphous precipitated silicas for tire, battery separator and other end-use markets; and Teslin® substrate used in such applications as radio frequency identification (RFID) tags and labels, e-passports, drivers’ licenses and identification cards. Transitions® lenses are processed and distributed by PPG’s 51%-owned joint venture with Essilor International.

Commodity Chemicals

As discussed further under “Information on the PPG Chlor-alkali and Derivatives Business”, PPG is a producer and supplier of chlor-alkali and derivative products, including chlorine, caustic soda, vinyl chloride monomer, chlorinated solvents, calcium hypochlorite, ethylene dichloride, hydrochloric acid, ethyl chloride, hydrogen and phosgene derivatives. Substantially all assets and liabilities of the Commodity Chemicals segment will be transferred to Splitco prior to the Distribution in connection with the Separation.

Glass

The Glass reportable business segment is comprised of the flat glass and fiber glass businesses. PPG is a producer of flat glass in North America and a global producer of continuous-strand fiber glass. PPG’s major markets are commercial and residential construction and the wind energy, energy infrastructure, transportation and electronics industries. Most glass products are sold directly to manufacturing companies. PPG manufactures flat glass by the float process and fiber glass by the continuous-strand process.

For a more detailed description of PPG’s business, see PPG’s Annual Report on Form 10-K for the year ended December 31, 2011, which has been filed with the SEC and is incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference.”

INFORMATION ON THE PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

General

The PPG Chlor-alkali and Derivatives Business is a producer and supplier of basic chemicals. The PPG Chlor-alkali and Derivatives Business produces chlor-alkali and derivative products, including chlorine, caustic soda, VCM, chlorinated solvents, calcium hypochlorite, ethylene dichloride, HCl and phosgene derivatives. Most of these products are sold directly to manufacturing companies in the chemical processing, plastics, paper, minerals, metals, agricultural products and water treatment industries.

Products

Chlor-alkali Products. Chlor-alkali products include caustic soda, chlorine, hydrogen and muriatic acid. Caustic soda is an essential ingredient in a variety of industrial applications and is used in the manufacturing of pulp and paper, soap and detergent, textiles, aluminum and petrochemical refining. Chlorine is well known for its disinfecting ability and is an essential reagent in the chemical industry and serves as an important element in thousands of products, including PVC, VCM, titanium dioxide, epoxy resins, bleach and pool chemicals. Approximately 40 percent of the chlorine production of the PPG Chlor-alkali and Derivatives Business is used in the manufacture of PVC. PVC is a plastic used in applications such as vinyl siding, plumbing and automotive parts. Muriatic acid (also called hydrochloric acid) is used in chemicals and pharmaceutical production, food processing, steel pickling and natural gas and oil production.

Chlorinated Ethylenes. Chlorinated ethylene products include ethyl chloride, ethylene dichloride, perchloroethylene, trichloroethylene, tri-ethane®, VersaTRANS® and vinyl chloride monomer. Ethyl chloride serves as a base or intermediate in various coatings, films, plastics and gasoline additives. Ethylene dichloride is primarily used as an intermediate for making vinyl chloride. Trichloroethylene is a chlorinated solvent that is an excellent degreaser and an essential component for refrigerants. Perchloroethylene is a chlorinated solvent that is used extensively by dry cleaning plants. Other applications for perchloroethylene include vapor degreasing, and use as a chemical intermediate and processing solvent. VCM is polymerized to PVC. The PPG Chlor-alkali and Derivatives Business’s specialty solvents are also used for high performance polymers, electronics cleaning, precision cleaning, and certain metal cleaning applications.

Calcium Hypochlorite. Calcium hypochlorite is an important general purpose sanitizer that is used in a range of water treatment applications, including swimming pools, drinking water, wastewater, safety and irrigation. The PPG Chlor-alkali and Derivatives Business’s products include the Accu-Tab® chlorination system, which combines patented erosion feeder chlorinator technology with proprietary calcium hypochlorite tablets, offering a chlorination solution for industrial and swimming pool applications.

Specialty Phosgene Derivatives. The PPG Chlor-alkali and Derivatives Business’s phosgene derivatives are specialty chemicals that are used in the production of agricultural chemicals, organic chemicals, pharmaceuticals and plastics.

Manufacturing and Facilities

Chlorine and caustic soda are produced by subjecting a brine (sodium chloride) solution to an electric current, creating a chemical reaction that results in chlorine gas, hydrogen gas and caustic soda (sodium hydroxide). These co-products are produced simultaneously, and in a fixed ratio of 1.0 ton of chlorine to 1.1 tons of caustic soda and 0.03 tons of hydrogen. A portion of these products are used internally in the PPG Chlor-alkali and Derivatives Business to produce the PPG Chlor-alkali and Derivatives Business’s other chlor-alkali products. These other products, along with the chlorinated ethylenes, calcium hypochlorite and specialty phosgene derivative products, are sold to third parties, primarily manufacturing companies in the chemical processing, plastics (including PVC), paper, minerals, metals and water treatment industries.

With sales, marketing, customer service, logistics, production planning, finance and research and development based in Monroeville, Pennsylvania, the PPG Chlor-alkali and Derivatives Business owns and operates plants in Lake Charles, Louisiana; Natrium, West Virginia; La Porte, Texas; Longview, Washington; Beauharnois, Quebec; and Kaohsiung, Taiwan. PPG considers these facilities to be suitable and adequate for the purposes for which they are intended and have sufficient capacity to conduct business. Except as noted below, each of these facilities will be transferred to Splitco prior to the Distribution.

The Monroeville facility houses the PPG Chlor-alkali and Derivatives Business’s management, customer service and research and development operations. This facility also houses certain other PPG operations that will not be transferred to Splitco prior to the Distribution. As such, PPG and Splitco will enter into the Monroeville Shared Facilities Agreement that will govern the sharing of this facility after the closing of the Transactions for a minimum of one year (see “Other Agreements—Monroeville Shared Facilities Agreement” for a more detailed description of this agreement).

The Lake Charles facility produces various forms of caustic soda, chlorine, hydrogen, muriatic acid, ethyl chloride, ethylene dichloride, perchloroethylene, trichloroethylene, tri-ethane® solvent, and VersaTRANS® solvent. This facility also produces VCM through PHH Monomers, LLC (“PHH”), a joint venture with Georgia Gulf. In connection with the Merger, PPG’s interest in this joint venture will be transferred to Splitco and, following the completion of the Transactions, PHH will be wholly-owned by Georgia Gulf. Electricity and steam for the Lake Charles facility are produced by both PPG-owned power plant assets as well as toll produced for the PPG Chlor-alkali and Derivatives Business by RS Cogen, L.L.C. (“RS Cogen”), a joint venture in which PPG owns a 50 percent interest. PPG’s 50 percent interest in RS Cogen will be transferred to Splitco prior to the Distribution in connection with the Separation and, following the completion of the Transactions, will be owned by Georgia Gulf. RS Cogen operates a process steam, natural gas-fired cogeneration facility adjacent to the PPG Chlor-alkali and Derivatives Business’s Lake Charles facility. The PPG Chlor-alkali and Derivatives Business’s future commitment to purchase electricity and steam from RS Cogen approximates $23 million per year, subject to contractually defined inflation adjustments, for the next 11 years. The PPG Chlor-alkali and Derivatives Business’ purchases of electricity and steam from RS Cogen for the years ended December 31, 2011, 2010 and 2009 were approximately $23 million in each year. PPG will continue to manufacture silicas at the Lake Charles Facility as part of its optical and specialty materials business. PPG and Splitco will enter into a Shared Facilities, Services and Supply Agreement that will govern the sharing of the Lake Charles facility between PPG and Splitco after the closing of the Transactions (see “Other Agreements—Shared Facilities, Services and Supply Agreement” for a more detailed description of this agreement).

The Natrium facility produces calcium hypochlorite, various forms of caustic soda, chlorine, hydrogen and muriatic acid.

The LaPorte facility produces phosgene derivatives, muriatic acid and other specialty chemicals.

The Longview facility produces caustic soda, chlorine, hydrogen and muriatic acid.

The Beauharnois facility produces sodium hypochlorite, caustic soda, chlorine and muriatic acid.

The Kaohsiung facility is operated by Taiwan Chlorine Industries, Ltd. (“TCI”), a joint venture between PPG and China Petrochemical Development Corporation, in which PPG owns a 60 percent interest. This facility produces sodium hypochlorite, caustic soda, chlorine, hydrogen and muriatic acid. The operation of a facility outside of the United States exposes PPG to a number of risks not present in domestic operations, including, but not limited to, limitations on the repatriation of profits, if any, less developed or protective laws relating to intellectual property and manufacturing, risks relating to governmental intervention, potential adverse actions directed towards non-citizen owners, and others. For more information about the transfer of PPG’s interest in TCI to Splitco, see “The Separation Agreement—Transfer of the TCI Interests”.

Sales and Distribution

The PPG Chlor-alkali and Derivatives Business markets all of its products primarily through a direct sales force. The PPG Chlor-alkali and Derivatives Business’s primary customers are major chemical companies, industrial end-users, and distributors. In 2011, the PPG Chlor-alkali and Derivatives Business’s top ten customers accounted for 36 percent of its sales. The majority of products are shipped from a production facility directly to the customer via truck, rail, barge and/or ship. The remaining products are shipped from production facilities to third party chemical terminals and warehouses until being sold to customers. Historically, approximately 80 percent of the PPG Chlor-alkali and Derivatives Business’s sales are to customers located in North America.

Raw Materials and Energy

The PPG Chlor-alkali and Derivatives Business’s primary raw materials are brine and ethylene. Natural gas is also a significant production input cost for the PPG Chlor-alkali and Derivatives Business’s products. The PPG Chlor-alkali and Derivatives Business purchases 40-to-50 trillion BTUs of natural gas each year. Inclusive of the impact of PPG’s natural gas hedging activities, PPG’s 2011 natural gas unit cost decreased 15 percent in the U.S. compared to 2010, reflecting higher natural gas supply stemming from the success of shale gas drilling. During 2011, the PPG Chlor-alkali and Derivatives Business’s costs for ethylene increased substantially compared to 2010, driven by a combination of tight supplies due to production outages and increased global demand, particularly in U.S. exports of ethylene derivative products. The 2011 ethylene cost increase was partially offset by the lower cost of natural gas. Most of the raw materials and energy used in production are purchased from outside sources, and the PPG Chlor-alkali and Derivatives Business has made, and plans to continue to make, supply arrangements to meet the planned operating requirements for the future. Supply of critical raw materials and energy is managed by establishing contracts with multiple sources when possible.

Research and Development

The PPG Chlor-alkali and Derivatives Business spends on average $2 million annually in research and development, representing less than 1% of sales. Current research and development is focused on electrolytic cell technology, catalyst optimization for chlorinated derivatives, energy reduction, process optimization and new product development and Tephram® licensing support.

The development of Tephram® non-asbestos diaphragms has been the most significant contribution of the PPG Chlor-alkali and Derivatives Business research and development. This product has enabled significant cost savings for the business, eliminated asbestos usage in the plants and provided licensing and sales income. Calcium hypochlorite research is focused on new product development, new applications, and product modifications. The most significant development has been the proprietary Accu-Tab® system that combines patented erosion feeder chlorinator technology with proprietary calcium hypochlorite tablets.

Seasonality

The PPG Chlor-alkali and Derivatives Business’s sales are affected by the cyclicality of the economy and the seasonality of the construction industry. The chlor-alkali industry is cyclical, both as a result of changes in demand for each of the co-products and as a result of changes in manufacturing capacity. Because chlorine and caustic soda are produced in a fixed ratio, the supply of one product can be constrained both by manufacturing capacity and/or by the ability to sell the co-product. Prices for both products respond rapidly to changes in supply and demand. The PPG Chlor-alkali and Derivatives Business experiences its highest level of activity during the spring and summer months. Thus, the PPG Chlor-alkali and Derivatives Business’s second and third quarter operating results are typically the strongest. The PPG Chlor-alkali and Derivatives Business’s first and fourth quarter operating results usually reflect a decrease in construction activity and water treatment due mainly to weather patterns in those periods.

Competition

The PPG Chlor-alkali and Derivatives Business currently competes primarily with the following other major domestic producers of chlor-alkali products: The Dow Chemical Company, Formosa Plastics Corporation, U.S.A., Occidental Chemical Corporation, Olin Corporation, Shintech, Inc. and Westlake Chemical Corporation. The price of imported versus domestically produced caustic soda can also impact the supply of product available in the marketplace. Price, product availability, product quality, distribution capabilities, and customer service are the key competitive factors.

Regulation and Environmental Matters

The PPG Chlor-alkali and Derivatives Business is subject to various federal, state, local and foreign laws relating to the protection of the environment, human health and safety, and the use and shipment of chemicals.

In March 2011, the United States Environmental Protection Agency (“USEPA”) proposed amendments to the national emission standards for hazardous air pollutants for mercury emissions from mercury cell chlor-alkali plants known as the Mercury MACT regulations. USEPA’s proposed amendments would require improvements in work practices to reduce fugitive emissions and would result in reduced levels of mercury emissions while still allowing the mercury cell facilities to continue to operate. The PPG Chlor-alkali and Derivatives Business currently operates a 200 ton-per-day mercury cell production unit at its Natrium, West Virginia facility, which constitutes approximately 4% of the PPG Chlor-alkali and Derivatives Business’s total chlor-alkali production capacity. No assurances as to the timing or content of the final rule, or its ultimate impact on the PPG Chlor-alkali and Derivatives Business, can be provided.

Separately, the PPG Chlor-alkali and Derivatives Business discharges its wastewater from its Natrium, West Virginia facility into the Ohio River pursuant to a National Pollution Discharge Elimination System (“NPDES”) permit issued by the West Virginia Department of Environmental Protection (“WVDEP”). Because it discharges into the Ohio River, PPG’s NPDES permit terms must conform to water quality standards in the Ohio River set by the Ohio River Valley Water Sanitation Commission (“ORSANCO”). ORSANCO has adopted an ambient water column standard criterion for mercury in the Ohio River and in 2009, adopted new standards that prohibit, as of October 16, 2013, the use of a “mixing zone” as used by, among others, the PPG Chlor-alkali and Derivatives Business to meet the standards for certain bioaccumulative chemicals, including mercury. In September 2011, PPG submitted a request, on behalf of the PPG Chlor-alkali and Derivatives Business, for a variance from the mixing zone prohibition in ORSANCO’s Pollution Control Standards. PPG, on behalf of the PPG Chlor-alkali and Derivatives Business, has requested continued use of a mixing zone for mercury through the life of the current permit, which is valid through January 2014 and for any subsequent permits. ORSANCO issued a preliminary decision which approved PPG’s request and ORSANCO accepted public comments on its preliminary decision through July 31, 2012. No assurances as to the timing or content of the final decision can be provided, and any decision may require the PPG Chlor-alkali and Derivatives Business to incur material costs to remain in compliance with the regulation, or could materially impair the ability of the PPG Chlor-alkali and Derivatives Business to operate its Natrium, West Virginia facility.

In March 2011, the USEPA issued Clean Air Act emissions standards for large and small boilers and incinerators that burn solid waste known as the Boiler MACT regulations. These regulations are aimed at controlling emissions of toxic air contaminants. As a result of numerous petitions from both industry and environmental groups, the USEPA was required to reconsider its March 2011 final rule. On December 23, 2011, the USEPA’s Proposed Rule reconsidering the Boiler MACT regulations was published in the Federal Register. The USEPA has indicated its intent to issue the final regulations in 2012 requiring that covered facilities achieve compliance within three years. The 115 megawatt coal fired power plant at the PPG Chlor-alkali and Derivatives Business’s Natrium, West Virginia facility would be the source most significantly impacted by the Boiler MACT regulations. The PPG Chlor-alkali and Derivatives Business continues to evaluate alternative paths of either retrofitting the Natrium boilers to burn natural gas or to engineer and install pollution control equipment. The estimated potential cost for these capital improvements at the Natrium facility could be in the $15-$30 million range. No assurances as to the timing or content of the final rule, or its ultimate impact on the PPG Chlor-alkali and Derivatives Business, can be provided.

In Lake Charles, Louisiana, USEPA completed an investigation of contamination levels in the Calcasieu River Estuary and issued a Final Remedial Investigation Report in September 2003, which incorporates the Human Health and Ecological Risk Assessments, indicating that elevated levels of risk exist in the estuary. The PPG Chlor-alkali and Derivatives Business and other potentially responsible parties completed a feasibility study under the authority of the Louisiana Department of Environmental Quality (“LDEQ”). The PPG Chlor-alkali and Derivatives Business’s exposure with respect to the Calcasieu River Estuary is focused on the lower few miles of Bayou d’Inde, a small tributary to the Calcasieu River Estuary near the Lake Charles facility, and about 150 to 200 acres of adjacent marshes. The PPG Chlor-alkali and Derivatives Business and three other potentially responsible parties submitted a draft remediation feasibility study report to the LDEQ. The proposed remedial alternatives include sediment dredging, sediment capping, and biomonitoring of fish and shellfish. Principal contaminants of concern which may require remediation include various metals, dioxins and furans, and polychlorinated biphenyls. In March 2011, LDEQ issued a final decision document for the Bayou d’Inde area. The decision document includes LDEQ’s selection of remedial alternatives for the Bayou d’Inde area and is in accordance with those recommended in the feasibility study.

In June 2011, the agency proposed entering into a new Cooperative Agreement with the four companies to implement the remedy for Bayou d’Inde based on the final decision document, and transmitted a draft document for the companies’ consideration. At the same time, the companies initiated discussions among themselves on allocation of costs associated with remedy implementation. In October 2011, one of the three other potentially responsible parties that had participated in funding the feasibility study withdrew from further discussions with LDEQ regarding implementation of the remedy. The withdrawal of this party is not expected to have an effect on the cost to the PPG Chlor-alkali and Derivatives Business, to complete this remedy implementation. The PPG Chlor-alkali and Derivatives Business and the two remaining parties have continued to discuss the proposed Cooperative Agreement with the LDEQ. Allocation discussions are continuing among the remaining potentially responsible parties.

Multiple future events, such as remedy design and remedy implementation involving agency action or approvals related to the Calcasieu River Estuary will be required and considerable uncertainty exists regarding the timing of these future events. Final resolution of these events is expected to occur over an extended period of time. However, based on currently available information, design approval could occur in 2012. The remedy implementation could occur during 2013 to 2015, with some period of long-term monitoring for remedy effectiveness to follow. In addition, the PPG Chlor-alkali and Derivatives Business’s obligation related to any potential remediation will be dependent in part upon the final allocation of responsibility among the potentially responsible parties. Negotiations with respect to this allocation are ongoing, but the outcome is uncertain. No assurances as to the ultimate costs or timing of any payments required in connection with these alleged violations can be provided.

As of June 30, 2012, the PPG Chlor-alkali and Derivatives Business had reserves for environmental contingencies totaling $33 million of which $5 million was classified as a current liability. The reserve at June 30, 2012 included $32 million for environmental contingencies associated with the Calcasieu River Estuary and two operating plant site locations of the PPG Chlor-alkali and Derivatives Business and $1 million for other environmental contingencies. Pre-tax charges against income for environmental remediation costs for the six months ended June 30, 2012 totaled $1 million. Cash outlays related to such environmental remediation aggregated $3 million in the six months ended June 30, 2012. Management expects cash outlays for environmental remediation to range from $9 million to $20 million per year through 2014 and $3 million to $5 million per year through 2016. The expected increase in spending through 2014 is primarily attributable to remediation of the Calcasieu River Estuary. Capital expenditures for environmental control projects were $2 million, $1 million and $1 million in 2011, 2010 and 2009, respectively, and are expected to total $1 million in 2012 and $9 million in 2013. The planned increase in capital expenditures in 2013 primarily relates to spending that may be necessary to comply with the yet to be released final Boiler MACT regulations. No assurances can be provided as to the extent of capital expenditures, or the timing thereof, required for the PPG Chlor-alkali and Derivatives Business to comply with any final Boiler MACT regulations.

For more information about the PPG Chlor-alkali and Derivatives Business’s environmental matters, see Note 16, “Commitments and Contingent Liabilities,” to the audited combined financial statements of the PPG Chlor-alkali and Derivatives Business as of and for the year ended December 31, 2011, as updated in Note 16 to the unaudited condensed combined financial statements of the PPG Chlor-alkali and Derivatives Business as of and for the six months ended June 30, 2012, each appearing elsewhere in this document.

Legal Proceedings

PPG is involved in a number of lawsuits and claims, both actual and potential, including some that it has asserted against others, in which substantial monetary damages are sought and that relate to the PPG Chlor-alkali and Derivatives Business. These lawsuits and claims relate to contract, environmental, product liability and other matters arising out of the conduct of the PPG Chlor-alkali and Derivatives Business’s current and past business activities.

The results of any future litigation and the above lawsuits and claims are inherently unpredictable. However, PPG management believes that, in the aggregate, the outcome of all known lawsuits and claims involving the PPG Chlor-alkali and Derivatives Business will not have a material effect on the PPG Chlor-alkali and Derivatives Business’s consolidated financial position or liquidity; however, such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

PPG received a Consolidated Compliance Order and Notice of Proposed Penalty (“CO/NOPP”) from LDEQ in February 2006 alleging violation of various requirements of the Lake Charles facility’s air permit, based largely upon permit deviations self-reported by PPG. The CO/NOPP did not contain a proposed civil penalty. PPG filed a request for hearing and has engaged LDEQ in settlement discussions. In April 2009, PPG offered to settle all of its self-reported air permit deviations through the first half of 2008 for a proposed penalty of $130,000. LDEQ responded to this settlement offer by asking PPG to make another offer that included all self-reported air permit deviations through the end of 2009. PPG increased its offer to settle this matter to $171,000. LDEQ rejected this settlement offer and requested that PPG propose a new settlement offer to include one or more Beneficial Environmental Projects (“BEP”) as a supplement to any civil penalty. Following additional meetings and discussions with LDEQ, on May 8, 2012 PPG submitted a revised settlement offer consisting of a proposed penalty of $250,000 and a BEP. The BEP would consist of the installation of enhanced leak detection equipment and a repair program that would be conducted over a three-year period. PPG estimates the cost of the BEP would be $220,000. LDEQ again requested PPG revise its settlement offer, and PPG, on behalf of the PPG Chlor-alkali and Derivatives Business, has now increased the offer to settle the CO/NOPP for a total of $300,000, plus the performance of two additional BEPs that will increase the total expenditure for those projects to at least $320,000. In connection with the Separation and Distribution, any liability described in this paragraph would be a liability of the PPG Chlor-alkali and Derivatives Business.

Employees

The average number of persons employed by the PPG Chlor-alkali and Derivatives Business during 2011 was about 2,000. Most of the PPG Chlor-alkali and Derivatives Business’s hourly workers are represented by collective bargaining agreements. These contracts expire at various times over the next several years. Management believes that its relationships with its employees and their representative organizations are good.

Board of Directors

The board of directors of Georgia Gulf immediately after the Merger is expected to consist of the seven existing Georgia Gulf board members and three new members to be designated by PPG, including Michael H.

McGarry, who is an executive vice president of PPG with responsibility for the PPG Chlor-alkali and Derivatives Business through the consummation of the Merger, as well as PPG’s global aerospace products and automotive refinish businesses. Mr. McGarry also has responsibility for PPG’s Asia Pacific region and its global information technology and environmental, health and safety functions. He will remain in the employ of PPG after the Merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

Overview

The PPG Chlor-alkali and Derivatives Business produces chlor-alkali and derivative products, including chlorine, caustic soda, vinyl chloride monomer, chlorinated solvents, calcium hypochlorite, ethylene dichloride, hydrochloric acid and phosgene derivatives. Most of these products are sold directly to manufacturing companies in the chemical processing, plastics, including PVC, paper, minerals, metals and water treatment industries. The PPG Chlor-alkali and Derivatives Business operates manufacturing facilities in the U.S., Canada, and Taiwan. The PPG Chlor-alkali and Derivatives Business consists of one operating and one reportable segment.

Separation of the PPG Chlor-alkali and Derivatives Business from PPG Industries, Inc.

On July 19, 2012, PPG announced that its Board of Directors approved definitive agreements under which PPG will separate the PPG Chlor-alkali and Derivatives Business and merge it with Merger Sub. The terms of the Transactions require PPG, prior to the Distribution, to transfer the PPG Chlor-alkali and Derivatives Business to Splitco and then distribute to PPG shareholders all of the shares of Splitco common stock held by PPG, through a spin-off or split-off, and then immediately merge Merger Sub with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf in a tax efficient Reverse Morris Trust transaction. Immediately upon completion of the Merger, which has been approved by the boards of both companies, PPG shareholders will own at least 50.5 percent of the shares of Splitco after the Merger, and pre-merger existing Georgia Gulf stockholders will own no more than 49.5 percent of the shares. In the transaction, PPG will transfer certain related environmental liabilities, pension assets and liabilities and other post-employment benefits (“OPEB”) obligations to Splitco. The Transactions are subject to approval by Georgia Gulf stockholders and customary closing conditions, relevant tax authority rulings and regulatory approvals.

Results of Operations

Comparison of Results of Operations for the Six Months Ended June 30, 2012 and June 30, 2011

The following discussion compares the combined operating results of the PPG Chlor-alkali and Derivatives Business for the six months ended June 30, 2012 and June 30, 2011.

	Six Months Ended June 30,
(Millions)	2012	2011
Net sales	$851	$893
Cost of sales, exclusive of depreciation and amortization	574	613
Selling, general and administrative	59	60
Depreciation and amortization	21	20
Research and development	1	1
Business restructuring	1	—
Other charges	4	7
Other earnings	(7)	(13)

Income before income taxes	198	205
Income tax expense	68	67

Net income attributable to the controlling and noncontrolling interests	130	138
Less: net income attributable to noncontrolling interests	(7)	(6)

Net income (attributable to the PPG Chlor-alkali and Derivatives Business)	$123	$132

Performance Overview

Sales decreased five percent in the first six months of 2012 to $851 million compared to $893 million for the first six months of 2011. Lower volumes decreased sales 5 percent and lower selling prices decreased sales two percent. Sales decreased due to moderately lower selling prices for chlorine and chlorine derivative products due to lower demand, partly offset by higher caustic prices. The May 2011 Equa-Chlor acquisition increased sales by two percent in the first six months of 2012.

Cost of sales, exclusive of depreciation and amortization, decreased by $39 million for the first six months of 2012 to $574 million compared to $613 million for the first six months of 2011. The decrease was equally due to lower input costs driven by lower natural gas prices and the lower sales volumes. These factors were partially offset by higher manufacturing costs and the cost of sales of acquired businesses. Cost of sales as a percentage of sales for the first six months of 2012 decreased approximately one percent compared with the first six months of 2011 due largely to the lower cost of natural gas.

Selling, general and administrative expenses decreased by $1 million in the first six months of 2012 compared to the first six months of 2011. The decrease was due to cost management actions in response to lower volumes, offset by overhead inflation and increases in these costs related to the acquired business. These expenses remained relatively flat as a percent of sales at 6.7 percent in the first six months of 2011 and 6.9 percent in the first six months of 2012.

The business restructuring charge of $1 million in the first six months of 2012 represents severance costs associated with 22 people to further reduce the future PPG Chlor-alkali and Derivatives Business cost structure. The business also expects to incur additional costs of approximately $2 million directly associated with the restructuring plans for demolition that will be charged to expense as incurred. Future cost savings upon full implementation of the restructuring actions are expected to be $2 million on an annual basis.

Other charges decreased to $4 million in the first six months of 2012 from $7 million in the first six months of 2011, due largely to lower environmental remediation charges during the six months ended June 30, 2012.

Other earnings decreased to $7 million in the first six months of 2012 from $13 million for the first six months of 2011. This decrease was primarily due to the absence of the $10 million bargain purchase gain related to the acquisition of Equa-Chlor during the second quarter of 2011, partially offset by incremental income from the lease of Marcellus Shale drilling rights on the PPG Chlor-alkali and Derivatives Business’s property.

The effective tax rate on pretax earnings for the six months ended June 30, 2012 was 34.3 percent compared to 32.7 percent in the first six months of 2011. The effective tax rate for the first six months of 2012 includes a 38 percent tax benefit on the $1 million business restructuring charge. The effective tax rate on the remaining pre-tax earnings was 34.4 percent for the first six months of 2012. The effective rate for the first six months of 2011 included the impact of the non-taxable bargain purchase gain resulting from the Equa-Chlor acquisition. The effective tax rate on the remaining pre-tax earnings was 34.3 percent for the first six months of 2011.

Looking ahead to the third quarter of 2012, management of the PPG Chlor-alkali and Derivatives Business expects chlorine demand to remain muted, which should hold operating rates for chlorine and caustic at their second quarter levels. The previously announced caustic price increase is being implemented in the third quarter. Lower year-over-year natural gas costs are expected to provide benefits.

Comparison of Results of Operations for the Years Ended December 31, 2011 and 2010 and December 31, 2010 and 2009

The following discussion compares combined operating results of the PPG Chlor-alkali and Derivatives Business for 2011 with 2010, and for 2010 with 2009.

Performance in 2011 Compared with 2010

(Millions)	2011	2010
Net sales	$1,741	$1,441
Cost of sales, exclusive of depreciation and amortization	1,224	1,117
Selling, general and administrative	123	102
Depreciation and amortization	41	39
Research and development	2	2
Other charges	10	11
Other earnings	(27)	(7)

Income before income taxes	368	177
Income tax expense	122	65

Net income attributable to the controlling and noncontrolling interests	246	112
Less: net income attributable to noncontrolling interests	(13)	(7)

Net income (attributable to the PPG Chlor-alkali and Derivatives Business)	$233	$105

Performance Overview

Net sales in 2011 totaled $1,741 million compared to $1,441 million in 2010, an increase of 21 percent. Higher selling prices and the sales of the acquired Equa-Chlor business were the key drivers of the increased sales. Selling prices increased sales by 18 percent. The improved selling prices in 2011, which were primarily driven by caustic soda and chlorine derivatives, were achieved due to continued strong demand in chlorine derivatives and a tightening supply of caustic soda as a result of the global industrial recovery, which continued in 2011. Volumes in total and the impact of foreign currency were flat year-over-year; however, increased volumes of certain lower margin chlorine derivative products were offset by the declines in chlorine and caustic volumes. The decline in chlorine volume was due to the negative impact of unscheduled production outages early in 2011 as well as decreased chlorine demand in the fourth quarter of the year due to customer inventory management and lower chlorine and derivative exports. Caustic volumes were down year-over-year due to the lack of product availability as a result of market factors impacting chlorine demand and production levels.

Cost of sales, exclusive of depreciation and amortization, increased by $107 million in 2011 to $1,224 million compared to $1,117 million in 2010. About 20 percent of the increase was driven by inflation, particularly increases in ethylene and other raw material costs. Natural gas unit costs were lower year-over-year. Higher manufacturing and maintenance costs contributed nearly 40 percent of the increase. Capacity utilization was lower during 2011 due to planned and unplanned production outages, as well as lower chlorine demand in the fourth quarter due to customer inventory management and lower chlorine derivative exports, resulting in unfavorable manufacturing throughput variances and higher maintenance expenses. Additionally, about 25 percent of the increase in cost of sales was due to sales growth from acquisitions. The remaining increase in cost of sales was driven equally by the negative sales margin mix and higher outbound freight cost due to the increased shipment of chlorine by rail. Cost of sales as a percentage of sales was 70.3 percent in 2011 compared to 77.5 percent in 2010. This improvement reflects the benefit of selling price increases, with some offset by the impact of inflation and higher manufacturing and maintenance expenses on cost of sales.

Selling, general and administrative expenses increased by $21 million to $123 million in 2011 compared to $102 million in 2010. Higher distribution and freight costs, resulting from cost inflation and increased usage of higher cost chlorine rail transportation, contributed about 75 percent of the increase while the remainder was due equally to the Equa-Chlor acquisition and overhead cost inflation. Selling, general and administrative expenses as a percentage of sales were 7.1 percent in 2011, which was consistent with 2010.

Other charges decreased $1 million to $10 million in 2011 from $11 million in 2010 due principally to lower environmental remediation expense in 2011 at the Natrium operating plant site.

Other income increased $20 million to $27 million in 2011 from $7 million in 2010 due primarily to the $10 million bargain purchase gain resulting from the Equa-Chlor acquisition, income from leasing Marcellus Shale drilling rights on property owned by the PPG Chlor-alkali and Derivatives Business and a $5 million gain on the sale of excess land at our Natrium facility.

The effective tax rate on pretax earnings in 2011 was 33.2 percent compared to 36.7 percent in 2010. The 2011 rate includes the impact of the non-taxable bargain purchase gain resulting from the Equa-Chlor acquisition. The effective tax rate was 34.3 percent on the remaining pretax earnings in 2011. The 2010 tax rate was higher due to the inclusion of expense of $12 million resulting from the reduction of the PPG Chlor-alkali and Derivatives Business’s previously provided deferred tax asset related to its liability for retiree medical costs. The deferred tax asset was reduced because the U.S. healthcare legislation enacted in March 2010 included a provision that reduced the amount of retiree medical costs that will be deductible after December 31, 2012. The effective rate was 29.9 percent on the remaining pretax earnings in 2010. The increase in the tax rate on the remaining pretax earnings in 2011 is mainly the result of an increase in higher-taxed U.S. earnings as a percent of total earnings.

Performance in 2010 Compared with 2009

(Millions)	2010	2009
Net sales	$1,441	$1,282
Cost of sales, exclusive of depreciation and amortization	1,117	1,001
Selling, general and administrative	102	100
Depreciation and amortization	39	40
Research and development	2	2
Business restructuring	—	6
Other charges	11	9
Other earnings	(7)	(12)

Income before income taxes	177	136
Income tax expense	65	43

Net income attributable to the controlling and noncontrolling interests	112	93
Less: net income attributable to noncontrolling interests	(7)	(5)

Net income (attributable to the PPG Chlor-alkali and Derivatives Business)	$105	$88

Performance Overview

Net sales in 2010 totaled $1,441 million compared to $1,282 million in 2009, an increase of 12 percent. Sales improved 15 percent due to higher volumes, primarily caustic products, reflecting the partial recovery in demand from the impact of the global recession, which was somewhat offset by a 3 percent decline in sales pricing for the year. The decline in price reflects lower caustic pricing which was largely offset by price increases in chlorine and chlorine derivative products.

Cost of sales, exclusive of depreciation and amortization, increased by $116 million in 2010 to $1,117 million compared to $1,001 million in 2009. Over 80 percent of the increase was due to higher sales volume during 2010. About 20 percent of the increase was driven by raw material inflation, partially offset by a decrease of nearly 10 percent in manufacturing costs, which was a result of the 2009 restructuring actions and additional cost savings initiatives. Foreign currency increased cost of sales by low single digit percents. Cost of sales as a percentage of sales was 77.5 percent in 2010, consistent with the 78.1 percent in 2009.

Selling, general and administrative expenses increased by $2 million to $102 million in 2010 compared to $100 million in 2009. Selling, general and administrative expenses as a percentage of sales were 7.1 percent in 2010, slightly down from 7.8 percent in 2009, as incremental volume growth was achieved with limited increases in these costs.

During the first quarter of 2009, the PPG Chlor-alkali and Derivatives Business finalized a restructuring plan to reduce its cost structure and recorded a charge of $6 million for severance costs related to 42 people.

Other charges increased $2 million to $11 million in 2010 from $9 million in 2009 due principally to higher environmental remediation costs in 2010 related to the Natrium operating plant site. Other earnings decreased $5 million in 2010 due primarily to the absence of 2009 hurricane-related insurance recoveries.

The effective tax rate on pretax earnings in 2010 was 36.7 percent compared to 31.6 percent in 2009. The 2010 rate includes expense of $12 million resulting from the reduction of the PPG Chlor-alkali and Derivatives Business’s previously provided deferred tax asset related to its liability for retiree medical costs. The deferred tax asset was reduced because U.S. healthcare legislation enacted in March 2010 included a provision that reduced the amount of retiree medical costs that will be deductible after December 31, 2012. The rate was 29.9 percent on the remaining pretax earnings in 2010. The decrease in the tax rate on the remaining pretax earnings in 2010 is mainly the result of statutory rate decreases in Taiwan and Canada.

Liquidity and Capital Resources

In North America, under PPG’s centralized cash management system, the cash requirements of the PPG Chlor-alkali and Derivatives Business are provided directly by PPG and cash generated by the PPG Chlor-alkali and Derivatives Business is generally remitted directly to PPG. Taiwan Chlorine Industries, Ltd. (“TCI”) which is part of the PPG Chlor-alkali and Derivatives Business, does not participate in any centralized PPG cash management program, maintains cash and cash equivalent balances to fund its local operations and periodically pays dividends to its owners.

During the three years ended December 31, 2011, 2010 and 2009 and during the six months ended June 30, 2012, the PPG Chlor-alkali and Derivatives Business generated sufficient cash from operating activities to fund its capital spending, acquisitions and dividends to non-controlling interests.

The following table sets forth a summary of cash flows for the six months ended June 30, 2012 and June 30, 2011 and the years ended December 31, 2011, December 31, 2010 and December 31, 2009:

(in millions)	Six Months Ended		Year Ended
	June 30, 2012	June 30, 2011	December 31, 2011	December 31, 2010	December 31, 2009
Net cash from (used for):
Operating Activities	$102	$106	$276	$142	$133
Investing Activities	$(22)	$(48)	$(86)	$(43)	$(22)
Financing Activities	$(95)	$(63)	$(174)	$(95)	$(123)

Cash from operations for the six months ended June 30, 2012 was comparable with the six months ended June 30, 2011 due to relatively consistent year-over-year earnings. The cash remitted to PPG is reported as a use of cash from financing activities. The absence of acquisition cash spending in 2012 included in investing activities resulted in more cash being remitted to PPG as a use of cash for financing activities.

Higher earnings increased cash from operations during the year ended December 31, 2011 as compared to the prior year period. The May 2011 acquisition of the Equa-Chlor business accounts for the higher use of cash for investing activities in the year ended December 31, 2011 and six months ended June 30, 2011.

No deferred U.S. income taxes have been provided on the undistributed earnings of non-U.S. subsidiaries, which amounted to $25 million as of both December 31, 2011 and 2010. These earnings are considered to be reinvested for an indefinite period of time or will be repatriated when it is tax efficient to do so. It is not practicable to determine the deferred tax liability on these undistributed earnings.

Cash from operations are expected to continue to be sufficient to fund operating activities and capital spending, including acquisitions and to pay dividends to non-controlling interests.

Off-Balance Sheet Arrangements

The PPG Chlor-alkali and Derivatives Business does not have any off-balance sheet arrangements other than the contractual obligations that are listed below and a guarantee related to credit risk on interest rate swaps of RS Cogen as discussed in Note 16, “Commitments and Contingent Liabilities,” of the audited combined statements of the PPG Chlor-alkali and Derivatives Business, as updated in Note 16 to the unaudited condensed combined financial statements of the PPG Chlor-alkali and Derivatives Business as of and for the six months ended June 30, 2012, in each case, included elsewhere in this document.

Quantitative and Qualitative Disclosures About Market Risk

The PPG Chlor-alkali and Derivatives Business is exposed to market risk related to changes in natural gas prices. It may enter into derivative financial instruments in order to manage or reduce this risk. A detailed description of this exposure and the business’s risk management policies are provided in Note 12, “Derivative Financial Instruments and Hedge Activities,” to the audited combined financial statements of the PPG Chlor-alkali and Derivatives Business as of and for the year ended December 31, 2011, as updated in Note 12 to the unaudited condensed combined financial statements of the PPG Chlor-alkali and Derivatives Business as of and for the six months ended June 30, 2012, in each case, included elsewhere in this document.

The fair value of natural gas swap contracts in place as of June 30, 2012 was a liability of $1 million, and as of December 31, 2011 and December 31, 2010 was a liability of $6 million and $21 million, respectively. These contracts were entered into to reduce the business’s exposure to higher prices of natural gas. A 10% reduction in the price of natural gas would have had an unfavorable effect on the fair value of these contracts by increasing the liability by $1 million and $3 million, at December 31, 2011 and 2010, respectively. There were no other material changes in the PPG Chlor-alkali and Derivatives Business’s exposure to market risk from December 31, 2011 to June 30, 2012.

Contractual Obligations

The following table summarizes significant contractual obligations of the PPG Chlor-alkali and Derivatives Business as of December 31, 2011:

	Obligations Due In:
(millions)	Total	2012	2013- 2014	2015- 2016	Thereafter
Unconditional purchase commitments from RS Cogen (1)	$257	$23	$47	$47	$140
Unconditional purchase commitments (2)	165	92	61	5	7
Operating leases (3)	35	14	13	6	2
Asset retirement obligations (4)	9	—	—	—	9
Equa-Chlor purchase price hold back (5)	3	—	3	—	—
Pension contributions (6)	1	1	—	—	—

	$470	$130	$124	$58	$158

(1)

These amounts represent the commitment of the PPG Chlor-alkali and Derivatives Business to purchase electricity and steam from RS Cogen discussed in Note 8, “Investments,” of the audited combined statements of the PPG Chlor-alkali and Derivatives Business and Note 8, “Variable Interest Entities,” of the

unaudited condensed combined financial statements of the PPG Chlor-alkali and Derivatives Business, each included elsewhere in this document.
(2)	Prior to the completion of the Transactions, the purchasing functions for the PPG Chlor-alkali and Derivatives Business have been performed by PPG’s centralized purchasing function. The unconditional purchase commitments are principally take-or-pay obligations related to the purchase of certain materials, including industrial gases, natural gas, coal and electricity, consistent with customary industry practice.
(3)	Operating leases represent the minimum rental commitments under non-cancellable operating leases. The PPG Chlor-alkali and Derivatives Business has no capital leases.
(4)	This amount represents a legal obligation associated with the retirement of a tangible long-lived asset that was incurred upon the acquisition, construction, development or normal operation of that long-lived asset.
(5)	This amount represents the purchase price for the Equa-Chlor acquisition held in escrow pending satisfaction of any indemnity claims by the PPG Chlor-alkali and Derivatives Business through May 2013.
(6)	Includes the estimated contribution for 2012 only, as PPG is unable to estimate the pension contributions beyond 2012.

Critical Accounting Estimates

Management of the PPG Chlor-alkali and Derivatives Business has evaluated the accounting policies used in the preparation of the financial statements and related notes presented elsewhere in this document and believes those policies to be reasonable and appropriate. Management of the PPG Chlor-alkali and Derivatives Business believes that the most critical accounting estimates made in the preparation of the PPG Chlor-alkali and Derivatives Business’s financial statements are those related to accounting for contingencies, under which the PPG Chlor-alkali and Derivatives Business accrues a loss when it is probable that a liability has been incurred and the amount can be reasonably estimated, and to accounting for pensions and other postretirement benefits because of the importance of management judgment in making the estimates necessary to apply these policies.

Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. The most important contingencies impacting the PPG Chlor-alkali and Derivatives Business’s financial statements are those related to environmental remediation and to pending, impending or overtly threatened litigation against the PPG Chlor-alkali and Derivatives Business. For more information on these matters, see Note 16, “Commitments and Contingent Liabilities,” of the audited combined financial statements of the PPG Chlor-alkali and Derivatives Business and as updated in Note 16 to the unaudited condensed combined financial statements as of and for the six months ended June 30, 2012, in each case included elsewhere in this document.

Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical costs and discount rates. Other than in Taiwan, the PPG Chlor-alkali and Derivatives Business sponsors no defined benefit pension plans; however, certain employees of the PPG Chlor-alkali and Derivatives Business participate in PPG’s defined benefit pension and welfare benefit plans, which are referred to collectively, with the plan in Taiwan, in this critical accounting estimates section as the defined benefit pension and welfare benefit plans related to the PPG Chlor-alkali Derivatives Business. PPG has established a process by which its management reviews and selects these assumptions annually. See Note 15, “Pensions and Other Postretirement Benefits,” of the audited combined financial statements of the PPG Chlor-alkali and Derivatives Business included elsewhere in this document.

The discount rate used in accounting for the PPG Chlor-alkali and Derivatives Business’s pension and other postretirement benefit plans is determined by reference to a current yield curve and by considering the timing and amount of projected future benefit payments. The discount rate assumption at December 31, 2011 and for 2012 is 4.50% for the PPG Chlor-alkali and Derivatives Business’s U.S. defined benefit pension and other postretirement benefit costs. A change in the discount rate of 75 basis points, with all other assumptions held constant, would impact the PPG Chlor-alkali and Derivatives Business’s 2012 net periodic benefit expense for defined benefit pension and other postretirement benefit plans by approximately $1 million.

The expected return on plan assets assumption used in accounting for the PPG Chlor-alkali and Derivatives Business’s pension plans is determined by evaluating the mix of investments that comprise plan assets and external forecasts of future long-term investment returns. For 2011, the return on plan assets assumption for PPG’s U.S. defined benefit pension plans was 8.0 percent. This assumption will be lowered to 7.5 percent for 2012. A change in the rate of return of 75 basis points, with other assumptions held constant, would impact the PPG Chlor-alkali and Derivatives Business’s 2012 net periodic pension expense by approximately $3 million.

As part of the PPG Chlor-alkali and Derivatives Business’s ongoing financial reporting process, a collaborative effort is undertaken involving PPG Chlor-alkali and Derivatives Business managers with functional responsibility for financial accounting, environmental, legal and employee benefit matters. The results of these efforts provide management with the necessary information on which to base their judgments on these contingencies and to develop the estimates and assumptions used to prepare the financial statements.

PPG believes that the amounts recorded in the audited combined financial statements and related notes and the condensed combined financial statements for the six months ended June 30, 2012 presented elsewhere in this document related to these contingencies, pensions and other postretirement benefits are based on the best estimates and judgments of the appropriate PPG Chlor-alkali and Derivatives Business management, although actual outcomes could differ from these estimates.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Selected Historical Combined Financial Data of the PPG Chlor-alkali and Derivatives Business

Splitco is a newly-formed holding company organized for the purpose of holding the PPG Chlor-alkali and Derivatives Business and consummating the Transactions with Georgia Gulf. The following data, insofar as it relates to each of the years 2007 through 2011, has been derived from annual financial statements, including the combined balance sheets at December 31, 2011 and December 31, 2010 and the related combined statements of income for each of the three years in the period ended December 31, 2011 and notes thereto appearing elsewhere herein. The data as of December 31, 2009 and as of and for the years ended December 31, 2008 and December 31, 2007 has been derived from unaudited combined financial information not included or incorporated by reference into this document. The data as of and for the six months ended June 30, 2012 and 2011 has been derived from unaudited condensed combined financial statements included herein and is not necessarily indicative of the results or financial condition for the remainder of the year or any future period. This information is only a summary and you should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the PPG Chlor-alkali and Derivatives Business” and the financial statements of the PPG Chlor-alkali and Derivatives Business and the notes thereto included elsewhere in this document.

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
(in millions)
Combined Statement of Income Data:
Net revenue	$851	$893	$1,741	$1,441	$1,282	$1,845	$1,547
Net income (attributable to the PPG Chlor-alkali and Derivatives Business)	$123	$132	$233	$105	$88	$200	$148

Combined Balance Sheet Data:
Total assets	$766	$716	$734	$621	$601	$684	$676
Long-term obligations	$320	$274	$320	$268	$264	$350	$219

Selected Consolidated Historical Financial Data of PPG

The following selected historical consolidated financial data of PPG as of and for each of the years in the five year period ended December 31, 2011 has been derived from the audited consolidated financial statements of PPG. The following selected historical consolidated financial data of PPG as of and for each of the six month periods ended June 30, 2012 and 2011 has been derived from the unaudited condensed consolidated financial data of PPG, incorporated by reference herein, and is not necessarily indicative of the results or financial condition for the remainder of the year or any future period. This information is only a summary and should be read in conjunction with the financial statements of PPG and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section contained in PPG’s annual report on Form 10-K for the year ended December 31, 2011, and quarterly report on Form 10-Q for the quarter ended June 30, 2012, each of which is incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference”.

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In millions, except per share data)
Statement of Income Data:
Net sales	$7,707	$7,519	$14,885	$13,423	$12,239	$15,849	$12,220
Income from continuing operations, net of tax	375	568	1,095	769	336	538	856
Loss from discontinued operations	—	—	—	—	—	—	(22)
Net income (attributable to PPG)	375	568	1,095	769	336	538	834

Basic EPS:
Income from continuing operations	2.45	3.57	6.96	4.67	2.04	3.27	5.20
Loss from discontinued operations	—	—	—	—	—	—	(0.13)
Net income (attributable to PPG)	2.45	3.57	6.96	4.67	2.04	3.27	5.07

Diluted EPS:
Income from continuing operations	2.42	3.52	6.87	4.63	2.03	3.25	5.16
Loss from discontinued operations	—	—	—	—	—	—	(0.13)
Net income (attributable to PPG)	2.42	3.52	6.87	4.63	2.03	3.25	5.03
Dividends per share	1.16	1.12	2.26	2.18	2.13	2.09	2.04

Balance Sheet Data:
Total assets	14,817	15,267	14,382	14,975	14,240	14,698	12,629
Long-term debt	2,964	3,613	3,574	4,043	3,074	3,009	1,201

Selected Historical Consolidated Financial Data of Georgia Gulf

The following selected historical consolidated financial data of Georgia Gulf for the years ended December 31, 2011, 2010 and 2009, and as of December 31, 2011 and 2010, has been derived from Georgia Gulf’s audited consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 incorporated by reference into this document. The selected historical consolidated financial data of Georgia Gulf as of December 31, 2009, and as of and for the years ended December 31, 2008 and 2007, has been derived from Georgia Gulf’s audited consolidated financial statements which are not included in or incorporated by reference into this document. The following selected historical consolidated financial data as of and for the six month periods ended June 30, 2012 and 2011 has been derived from the unaudited condensed consolidated financial statements of Georgia Gulf, which are incorporated by reference in this document. The selected historical combined financial data presented below is not necessarily indicative of the results or financial condition that may be expected for any future period or date. You should read the table below in conjunction with the financial statements of Georgia Gulf and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Georgia Gulf’s annual report on Form 10-K for the year ended December 31, 2011 and quarterly report on Form 10-Q for the period ended June 30, 2012, each of which is incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference.”

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
(In thousands, except per share data, percentages and employees)
Results of Operations:
Net sales	$1,727,642	$1,619,648	$3,222,884	$2,818,040	$1,990,091	$2,916,477	$3,157,270
Cost of sales	1,537,336	1,460,953	2,919,625	2,543,638	1,778,998	2,717,409	2,851,426
Selling, general and administrative expenses	99,456	86,669	168,221	160,031	182,937	168,572	225,607
Long-lived asset impairment charges	—	—	8,318	—	21,804	175,201	158,293
Transaction related costs, restructuring and other, net	11,581	1,025	3,271	102	6,858	21,973	3,659
(Gains) losses on sale of assets	(17,386)	(1,150)	(1,150)	—	62	(27,282)	1,304

Operating income (loss)	96,655	72,151	124,599	114,269	(568)	(139,396)	(83,019)
Interest expense	(29,106)	(33,575)	(65,645)	(69,795)	(131,102)	(134,513)	(134,568)
Loss on redemption and other debt costs	—	(1,100)	(4,908)	—	(42,797)	—	—
Gain on debt exchange	—	—	—	—	400,835	—	—
Foreign exchange (loss) gain	(402)	(940)	(786)	(839)	(1,400)	(4,264)	6,286
Interest income	170	186	280	322	583	1,308	805

Income (loss) from continuing operations before taxes	67,317	36,722	53,540	43,957	225,551	(276,865)	(210,496)
Provision (benefit) for income taxes(1)	18,384	10,007	(4,217)	1,279	94,492	(21,695)	34,188

Income (loss) from continuing operations	48,933	26,715	57,757	42,678	131,059	(255,170)	(244,684)
Loss from discontinued operations, net of tax	—	—	—	—	—	—	(10,864)

Net income (loss)	$48,933	$26,715	$57,757	$42,678	$131,059	$(255,170)	$(255,548)

Basic earnings (loss) per share:
Income (loss) from continuing operations	$1.41	$0.77	$1.66	$1.22	$8.27	$(191.21)	$(186.17)
Loss from discontinued operations	—	—	—	—	—	—	(7.91)
Net income (loss)	$1.41	$0.77	$1.66	$1.22	$8.27	$(191.21)	$(194.08)

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
(In thousands, except per share data, percentages and employees)

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$1.40	$0.77	$1.66	$1.22	$8.26	$(191.21)	$(186.17)
Loss from discontinued operations	—	—	—	—	—	—	(7.91)
Net income (loss)	1.40	0.77	1.66	1.22	8.26	(191.21)	(194.08)
Dividends per common share	$0.08	$—	$—	$—	$—	$6.00	$8.00

Financial Highlights:
Net working capital	$448,658	$481,935	$384,729	$400,447	$340,721	$225,187	$200,745
Property, plant and equipment, net	634,053	663,873	640,900	653,137	687,570	760,760	967,188
Total assets	1,723,508	1,893,695	1,644,211	1,665,701	1,604,640	1,610,401	2,201,664
Total debt	497,665	666,265	497,464	577,557	632,569	1,302,677	1,269,359
Lease financing obligation	109,287	115,867	109,899	112,385	106,436	91,473	112,649
Asset securitization(2)	—	—	—	—	—	111,000	147,000
Net cash (used in) provided by operating	(14,989)	(72,438)	187,449	183,799	723	41,392	128,557
Net cash (used in) provided by investing activities	(18,954)	(95,162)	(136,510)	(44,645)	(26,025)	24,569	21,589
Net cash (used in) provided by financing activities	(266)	86,266	(85,658)	(55,719)	(29,099)	15,402	(150,906)
Depreciation and amortization	44,975	51,842	101,522	99,691	117,330	143,718	150,210
Capital expenditures	40,699	23,692	66,382	45,714	30,085	62,545	83,670
Acquisition, net of cash acquired	—	71,623	71,371	—	—	—	—
Maintenance expenditures	101,950	75,269	109,317	137,448	104,472	109,130	111,187

Other Selected Data:
Adjusted EBITDA(3)	$129,765	$115,631	$222,896	$201,322	$155,062	$156,162	$225,272
Weighted average common shares outstanding—basic	34,346	33,971	34,086	33,825	14,903	1,378	1,374
Weighted average common shares outstanding—diluted	34,521	33,992	34,122	33,825	14,908	1,378	1,374
Common shares outstanding	34,279	33,983	34,236	33,962	33,718	1,379	1,376
Return on sales	2.8%	1.6%	1.8%	1.5%	5.8%	(8.7)%	(8.1)%
Employees	3,846	4,014	3,744	3,619	3,489	4,463	5,249

(1)	Provision for income taxes for 2007 includes the effect of a $43.4 million valuation allowance on deferred tax assets in Canada.
(2)	During 2009, the asset securitization facility was replaced with the ABL Revolver.
(3)	Georgia Gulf supplements its financial statements prepared in accordance with GAAP with Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization, cash and non-cash restructuring charges and certain other charges, if any, related to financial restructuring and business improvement initiatives, gains (loss) on substantial modification of debt and sales of certain assets, certain purchase accounting and certain non-income tax reserve adjustments, professional fees related to a previously disclosed and withdrawn unsolicited offer to acquire Georgia Gulf and the Merger, goodwill, intangibles, and other long-lived asset impairments, and interest expense related to the OMERS sale-leaseback transaction) because investors commonly use Adjusted EBITDA as a main component of valuation analysis of cyclical companies such as Georgia Gulf. Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to net income (loss) as a measure of performance or to cash provided by operating activities as a measure of liquidity. In addition, Georgia Gulf’s calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. A reconciliation of Adjusted EBITDA to net income (loss) determined in accordance with GAAP is provided below:

	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2012	2011	2011	2010	2009	2008	2007
Net income (loss)	$48,933	$26,715	$57,757	$42,678	$131,059	$(255,170)	$(255,548)
Loss from discontinued operations, net of tax	—	—	—	—	—	—	10,864
(Benefit) provision for income taxes	18,384	10,007	(4,217)	1,279	94,492	(21,695)	34,188
Interest income	(170)	(186)	(280)	(322)	(583)	(1,308)	(805)
Gain on debt exchange	—	—	—	—	(400,835)	—	—
Loss on redemption and other debt costs	—	1,100	4,908	—	42,797	—	—
Interest expense	29,106	33,575	65,645	69,795	131,102	134,513	134,568
Depreciation and amortization expense	44,975	51,842	101,522	99,691	117,690	143,718	150,210
Long-lived asset impairment charges	—	—	8,318	—	21,804	175,201	158,293
Restructuring costs	11,581	1,025	3,271	102	6,858	21,973	3,659
(Gains) losses on sale of assets	(17,386)	(1,150)	(1,150)	—	62	(27,282)	1,304
Other(a)	(5,658)	(7,297)	(12,878)	(11,901)	10,616	(13,788)	(11,461)

Adjusted EBITDA	$129,765	$115,631	$222,896	$201,322	$155,062	$156,162	$225,272

(a)	Other for all periods includes loan cost amortization, which is included in both the depreciation and amortization expense line item and interest expense line item above, and lease financing obligation interest. Other for the period ended June 30, 2011 also includes a $4.4 million reversal of non-income tax reserves, partially offset by $2.9 million acquisition costs and inventory purchase accounting adjustment. Other for the year ended December 31, 2011 also includes $3.0 million acquisition costs and inventory purchase accounting adjustment, partially offset by $4.4 million reversal of non-income tax reserves. Other for the year ended December 31, 2009 also includes $13.9 million of equity compensation related to the 2009 equity and performance incentive plan, $13.1 million of operational and financial restructuring consulting fees, partially offset by $9.6 million of loan cost amortization.

Retroactive Presentation for Change in Accounting Principles

In the year ended December 31, 2011, Georgia Gulf adopted the accounting standards update regarding the presentation of comprehensive income. This accounting standards update was issued to increase the prominence of items reported in other comprehensive income. The following is additional disclosure information related to the presentation of comprehensive income for Georgia Gulf’s supplemental guarantor information that is presented on a condensed consolidating basis for the parent company, combined guarantor subsidiaries and combined non-guarantor subsidiaries for each of the three years ended December 31, 2011, 2010 and 2009 (in thousands):

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Comprehensive income (loss) for the year ended:
December 31, 2011	$39,816	$145,112	$23,652	$(168,764)	$39,816
December 31, 2010	$46,782	$112,963	$11,672	$(124,635)	$46,782
December 31, 2009	$146,427	$40,190	$(67,528)	$27,338	$146,427

Unaudited Pro Forma Condensed Combined Financial Statements of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business

The following Unaudited Pro Forma Condensed Combined Financial Statements present the combination of the historical financial statements of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business adjusted to give effect to: (1) the Merger and (2) all related transactions, including borrowings under the Term Facility, the issuance of the Debt Securities and the Distribution contemplated by the Merger Agreement and the Separation Agreement (the “Financing Transactions”).

The Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2012 and for the fiscal year ended December 31, 2011 combine the historical Consolidated Statements of Income of Georgia Gulf and the historical Combined Statements of Income for the PPG Chlor-alkali and Derivatives Business, giving effect to the Merger as if it had been consummated on January 1, 2011, the beginning of the earliest period presented. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical Condensed Consolidated Balance Sheet of Georgia Gulf and the historical Condensed Combined Balance Sheet of the PPG Chlor-alkali and Derivatives Business as of June 30, 2012, giving effect to the Merger as if it had been consummated on June 30, 2012.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared using the acquisition method of accounting with Georgia Gulf considered the acquirer of the PPG Chlor-alkali and Derivatives Business. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to the PPG Chlor-alkali and Derivatives Business. In arriving at the estimated fair market values, Georgia Gulf has considered the appraisals of independent consultants which were based on a preliminary and limited review of the assets related to the PPG Chlor-alkali and Derivatives Business to be transferred. Following the effective date of the Merger, Georgia Gulf expects to complete the purchase price allocation after considering the appraisal of the PPG Chlor-alkali and Derivatives Business’s assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The PPG Chlor-alkali and Derivatives Business’s historical combined financial statements have been “carved-out” from PPG’s consolidated financial statements and reflect assumptions and allocations made by PPG. The PPG Chlor-alkali and Derivatives Business’s historical combined financial statements include all revenues, costs, assets and liabilities that are directly attributable to the PPG Chlor-alkali and Derivatives Business. In addition, certain expenses reflected in the PPG Chlor-alkali and Derivatives Business’ combined financial statements are an allocation of corporate expenses from PPG. Such expenses include, but are not limited to, centralized PPG support functions including legal, accounting, tax, treasury, payroll and benefits administration, information technology and purchasing. The actual costs that may have been incurred if the PPG Chlor-alkali and Derivatives Business had been a stand-alone company would be dependent on a number of factors including the chosen organizational structure and strategic decisions made as to information technology and infrastructure requirements. As such, the PPG Chlor-alkali and Derivatives Business’s combined financial statements do not necessarily reflect what the PPG Chlor-alkali and Derivatives Business’s financial condition and results of operations would have been had the PPG Chlor-alkali and Derivatives Business operated as a stand-alone company during the periods or at the date presented.

The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the Merger.

The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;

•

Georgia Gulf’s audited and unaudited historical consolidated financial statements and related notes for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively, which are incorporated by reference into this document; and

•

the PPG Chlor-alkali and Derivatives Business’s audited and unaudited historical combined financial statements for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively, which are included elsewhere in this document.

GEORGIA GULF CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2012

(In millions)

	Historical		Pro Forma Adjustments
	Georgia Gulf Corporation	PPG Chlor- alkali and Derivatives Business	Acquisition Adjustments (Note 2)		Financing Adjustments (Note 3)		Pro Forma Condensed Combined
Assets
Cash and cash equivalents	$55.4	$17.0	$(225.0)	A	$200.5	A	$36.3
			(11.6)	B
Receivables, net of allowance for doubtful accounts	388.0	268.0	(7.3)	C	—		648.7
Inventories	284.3	68.0	51.3	D	—		403.6
Prepaid expenses and other	14.3	—	12.4	F	—		26.7
Deferred income taxes	17.9	—	3.6	F	—		21.5
Other assets, net	—	16.0	(16.0)	F			—

Total current assets	759.9	369.0	(192.6)		200.5		1,136.8
Property, plant and equipment, net	634.1	366.0	383.4	G	—		1,384.6
			1.1	E
Investments	—	17.0	(0.7)	E	—
			(16.3)	F
Goodwill	214.1	—	1,346.2	H	—		1,560.3
Intangible assets, net	45.0	5.0	796.9	I	—		846.9
Deferred income taxes	4.0	—	—		—		4.0
Other assets, net	66.4	9.0	(0.4)	E	24.5	A	115.8
			16.3	F

Total Assets	$1,723.5	$766.0	$2,333.9		$225.0		$5,048.4

Liabilities and Stockholders’ Equity
Accounts payable	$209.2	$117.0	$(7.3)	C	$—		$322.9
			4.0	F
Interest payable	20.8	—	—		—		20.8
Income taxes payable	1.9	—	3.6	F	—		5.5
Accrued compensation	19.8	21.0	11.1	F	—		51.9
Other accrued liabilities	59.5	68.0	(18.7)	F	—		128.0
			19.2	J

Total current liabilities	311.2	206.0	11.9		—		529.1
Long-term debt	497.6	—	675.0	A	225.0	B	1,397.6
Lease financing obligation	109.3	—	—		—		109.3
Liability for unrecognized income tax benefit	19.6	—	—		—		19.6
Deferred income taxes	181.0	—	3.4	F	—		627.0
			442.6	J
Other non-current liabilities	64.2	320.0	(3.4)	F	—		380.8

Total liabilities	1,182.9	526.0	1,129.5		225.0		3,063.4

Commitments and contingencies
Stockholders’ equity:
Common stock	0.3	—	0.4	K	—		0.7
Additional paid-in capital	486.3	—	1,368.9	K	—		1,855.2
Accumulated other comprehensive loss, net of tax	(18.1)	(195.0)	195.0	K	—		(18.1)
Retained earnings (deficit)	72.1	—	(11.6)	K	—		60.5
Parent company investment	—	424.0	(424.0)	K	—		—
Noncontrolling interest	—	11.0	75.7	K	—		86.7

Total stockholders’ equity	540.6	240.0	1,204.4		—		1,985.0

Total liabilities and stockholders’ equity	$1,723.5	$766.0	$2,333.9		$225.0		$5,048.4

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

GEORGIA GULF CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Six Months ended June 30, 2012

(In millions, except per share data)

	Historical		Pro Forma Adjustments
	Georgia Gulf Corporation	PPG Chlor- alkali and Derivatives Business	Acquisition Adjustments (Note 2)		Financing Adjustments (Note 3)		Pro Forma Condensed Combined
Net Sales	$1,727.6	$851.0	$(26.1)	L	$—		$2,552.5

Operating costs and expenses:
Cost of sales	1,537.3	574.0	10.5	M	—		2,121.8
Selling, general and administrative	99.5	59.0	33.8	N	—		192.3
Transaction related costs, restructuring and other, net	11.6	1.0	(7.5)	O	—		5.1
Depreciation and amortization	—	21.0	(20.3)	M	—		—
			(0.7)	N
Research and development	—	1.0	(0.2)	M	—		—
			(0.8)	N
Other charges	—	4.0	—		—		4.0
Other earnings	—	(7.0)	—		—		(7.0)
Gains (loss) on sale of assets	(17.4)	—	—		—		(17.4)

Total operating costs and expenses	1,631.0	653.0	14.8		—		2,298.8

Operating income (loss)	96.6	198.0	(40.9)		—		253.7
Interest expense	(28.9)	—	—		(28.7)	C	(57.6)
Foreign exchange loss	(0.4)	—	—		—		(0.4)

Income before income taxes	67.3	198.0	(40.9)		(28.7)		195.7
Provision (benefit) for income taxes	18.4	68.0	(15.3)	P	(10.8)	D	60.3

Net income	48.9	130.0	(25.6)		(17.9)		135.4

Less: net income attributable to noncontrolling interest	—	7.0	(2.1)	Q	—		4.9

Net income attributable to controlling shareholders	$48.9	$123.0	$(23.5)		$(17.9)		$130.5

Earnings per share:
Basic	$1.41	—	—		—		$1.87
Diluted	$1.40	—	—		—		$1.86

Weighted average common shares:
Basic	34.3	—	35.2	R	—		69.5
Diluted	34.5	—	35.2	R	—		69.7

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

GEORGIA GULF CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2011

(In millions, except per share data)

	Historical		Pro Forma Adjustments
	Georgia Gulf Corporation	PPG Chlor- alkali and Derivatives Business	Acquisition Adjustments (Note 2)		Financing Adjustments (Note 3)		Pro Forma Condensed Combined
Net Sales	$3,222.9	$1,741.0	$(88.2)	L	$—		$4,875.7

Operating costs and expenses:
Cost of sales	2,919.6	1,224.0	(19.0)	M	—		4,124.6
Selling, general and administrative	168.2	123.0	68.9	N	—		360.1
Long-lived asset impairment charges	8.3	—	—				8.3
Transaction, related costs, restructuring and other, net	3.3	—	—		—		3.3
Depreciation and amortization	—	41.0	(39.8)	M	—		—
			(1.2)	N
Research and development	—	2.0	(0.6)	M	—		—
			(1.4)	N
Other charges	—	10.0	—		—		10.0
Other earnings	—	(27.0)	—		—		(27.0)
Gains (loss) on sale of assets	(1.1)	—	—		—		(1.1)

Total operating costs and expenses	3,098.3	1,373.0	6.9		—		4,478.2

Operating income (loss)	124.6	368.0	(95.1)		—		397.5
Interest expense	(65.7)	—	—		(57.3)	C	(123.0)
Loss on redemption and other debt costs	(4.9)	—	—		—		(4.9)
Foreign exchange loss	(0.8)	—	—		—		(0.8)
Interest income	0.3	—	—		—		0.3

Income before income taxes	53.5	368.0	(95.1)		(57.3)		269.1
(Benefit) provision for income taxes	(4.3)	122.0	(35.7)	P	(21.5)	D	60.5

Net income	57.8	246.0	(59.4)		(35.8)		208.6

Less: net income attributable to noncontrolling interest	—	13.0	(4.2)	Q	—		8.8

Net income attributable to controlling shareholders	$57.8	$233.0	$(55.2)		$(35.8)		$199.8

Earnings per share:
Basic	$1.66	—	—		—		$2.85
Diluted	$1.66	—	—		—		$2.85

Weighted average common shares:
Basic	34.1	—	35.2	R	—		69.3
Diluted	34.1	—	35.2	R	—		69.3

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

GEORGIA GULF CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(In millions, except per share data and percentages)

Note 1. Basis of Presentation

The accompanying Unaudited Pro Forma Condensed Combined Financial Statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of each of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business, after giving effect to the Merger and all related transactions, including the Financing Transactions and adjustments described in these notes, and are intended to reflect the impact of the Merger and the Financing Transactions on Georgia Gulf’s consolidated financial statements. The accompanying Unaudited Pro Forma Condensed Combined Financial Statements have been prepared using and should be read in conjunction with the respective audited and unaudited consolidated or combined (as the case may be) financial statements of each of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business for the fiscal year ended December 31, 2011 and as of and for the six months ended June 30, 2012. The accompanying Unaudited Pro Forma Condensed Combined Financial Statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future costs savings due to operating efficiencies or revenue synergies expected to result from the Merger. In addition, throughout the periods presented in the Unaudited Pro Forma Condensed Combined Financial Statements, the operations of the PPG Chlor-alkali and Derivatives Business were conducted and accounted for as part of PPG. The PPG Chlor-alkali and Derivatives Business’s audited and unaudited condensed financial statements have been derived from the PPG Chlor-alkali and Derivatives Business’s historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocations and estimates in such financial statements are based on assumptions that the management of PPG believes are reasonable. The PPG Chlor-alkali and Derivatives Business’s financial statements do not necessarily represent the financial position of the PPG Chlor-alkali and Derivatives Business had it been operated as a separate independent entity.

The Unaudited Pro Forma Condensed Combined Statements of Income combine the historical Consolidated Statements of Income of Georgia Gulf and the historical Combined Statements of Income of the PPG Chlor-alkali and Derivatives Business for the six months ended June 30, 2012 and for the year ended December 31, 2011, to reflect the Merger and all related transactions, including the Financing Transactions, as if they had occurred as of January 1, 2011. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical Condensed Consolidated Balance Sheet of Georgia Gulf and the historical Condensed Combined Balance Sheet of the PPG Chlor-alkali and Derivatives Business as of June 30, 2012, giving effect to the Merger and all related transactions including the Financing Transactions and adjustments described in these notes, as if they had been consummated on June 30, 2012.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared using the acquisition method of accounting with Georgia Gulf considered the acquirer of the PPG Chlor-alkali and Derivatives Business. The audited and unaudited historical combined financial statements of the PPG Chlor-alkali and Derivatives Business have been adjusted to reflect certain reclassifications in order to conform to Georgia Gulf’s financial statement presentation.

Note 2. Acquisition Adjustments

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The purchase price allocation in these Unaudited Pro Forma Condensed Combined Financial Statements is based upon an estimated purchase price of approximately $2,269.3 million. This amount was derived in accordance with the Merger Agreement, as described further below, based on the closing price of Georgia Gulf common stock on August 23, 2012.

The following represents the preliminary estimate of the purchase price to be paid in the Merger:

Equivalent new shares issued (par value $0.01)	$35.2
Georgia Gulf common stock price on August 23, 2012	$38.90

Stock consideration transferred	1,369.3
Distributions to PPG	900.0

Total preliminary purchase price	$2,269.3

The purchase price will be computed using the value of Georgia Gulf common stock on the closing date, therefore the actual purchase price will fluctuate with the market price of Georgia Gulf common stock until the Merger is closed. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the Unaudited Pro Forma Condensed Combined Financial Statements.

The following table provides sensitivities to changes in purchase price due to changes in the per share price of Georgia Gulf common stock:

	Price of Georgia Gulf Common Stock	Shares Exchanged	Calculated Value of Stock Consideration	Combined Distribution to PPG	Total Purchase Price
As of August 23, 2012	$38.90	35.2	$1,369.3	900.0	$2,269.3
Decrease of 10%	$35.01	35.2	$1,232.4	900.0	$2,132.4
Increase of 10%	$42.79	35.2	$1,506.2	900.0	$2,406.2

The preliminary estimated purchase price is allocated as follows:

Cash and cash equivalents	$17.0
Receivables	260.7
Inventories	119.3
Prepaid expenses and other	12.4
Deferred income taxes	3.6
Property, plant and equipment	750.0
Goodwill	1,346.2
Intangible assets	801.9
Other assets, net	25.4
Accounts payable	(113.7)
Income taxes payable	(3.6)
Accrued compensation	(32.1)
Other accrued liabilities	(68.5)
Deferred income taxes	(446.0)
Other non-current liabilities	(316.6)
Noncontrolling interest	(86.7)

Total preliminary estimated purchase price allocation	$2,269.3

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the following adjustments:

(A) Represents the distribution of $225.0 in cash and the $675.0 of Debt Securities for a combined total of $900.0 in connection with the Distribution to PPG.

(B) In connection with the Merger, Georgia Gulf expects to incur approximately $11.6 of cash expenses for deal related costs that will be paid subsequent to June 30, 2012. These costs, which primarily consist of professional and legal fees, are exclusive of the approximately $24.5 in debt issuance costs described in Note 3(A).

(C) Represents the elimination of intercompany payables and receivables between Georgia Gulf and the PPG Chlor-alkali and Derivatives Business.

(D) A $51.3 increase in inventory to reflect the estimated fair value of the PPG Chlor-alkali and Derivatives Business, including the elimination of last-in, first-out (“LIFO”) reserves. Georgia Gulf accounts for inventory on a first-in, first-out (“FIFO”) basis.

(E) Prior to the Merger, Georgia Gulf and the PPG Chlor-alkali and Derivatives Business each owned a fifty percent interest in PHH, a manufacturing joint venture, which Georgia Gulf accounted for using the equity method. As a result of the Merger, Georgia Gulf will obtain control of PHH. Adjustments were recorded to reclassify the Georgia Gulf or PPG Chlor-alkali and Derivatives Business in historical equity investment balances of $0.6 and $0.7, respectively, to the following line items:

Property, plant and equipment	$1.1
Other assets	0.2

Total	$1.3

(F) Reclassifications were made to conform the balances of the PPG Chlor-alkali and Derivatives Business’s to Georgia Gulf’s financial statement presentation.

(G) A $383.4 increase in property, plant and equipment to reflect the estimated fair value of the PPG Chlor-alkali and Derivatives Business’s property, plant and equipment. For purposes of determining the impact on the Unaudited Pro Forma Condensed Combined Statements of Income, the fair value of property, plant and equipment is being depreciated over an estimated weighted-average useful life of 10 years.

(H) Reflects the preliminary adjustment to goodwill of $1,346.2. The goodwill created in the Merger is not expected to be deductible for tax purposes.

(I) Represents the elimination of $5.0 of existing intangible assets of the PPG Chlor-alkali and Derivatives Business and the recording of $801.9 identifiable intangible assets attributable to the Merger.

The estimated intangible assets attributable to the Merger are comprised of the following:

	Amount	Annual Amortization Expense	Quarterly Amortization Expense	Estimated Weighted Average Life (Years)
Technology	$32.0	$1.8	$0.5	17.5
Trade names	20.0	1.6	0.4	12.5
Customer relationships	749.9	68.2	17.0	11.0

	$801.9	$71.6	$17.9

The estimated fair values for this pro forma presentation for technology and trade names were measured using the relief-from-royalty method. This method assumes the technology and trade names have value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from them. Significant assumptions required to develop estimates using this method are revenue growth rates for the related brands, the appropriate royalty rate, an appropriate discount rate and obsolescence of technology.

The estimated fair values for this pro forma presentation for customer relationships were measured using the multi-period excess earnings method. The principle behind the multi-period excess earnings method is that the value of an intangible is equal to the present value of the incremental after-tax cash flows attributable to the subject intangible asset, after taking charges for the use of other assets employed by the business. Significant assumptions required for this method are revenue growth rates and profitability related to customers, customer attrition rates, contributory asset charges and an appropriate discount rate.

The use of different methodologies or assumptions could result in materially different values.

(J) Reflects an adjustment to deferred tax liabilities representing the deferred income tax liability based on the global blended statutory tax rate of 37.5% multiplied by the fair value adjustments made to the assets to be acquired and liabilities to be assumed, excluding goodwill. For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements, a global blended statutory tax rate of 37.5% has been used. This does not reflect Georgia Gulf’s expected effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company. The adjustment was calculated as follows:

Current portion of deferred tax liability:
Inventory fair value adjustment	$51.3
Statutory tax rate	37.5%

Current deferred tax liability adjustment	$19.2

Non-current portion of deferred tax liability:
Identifiable intangible assets fair value adjustment	$796.9
Property, plant and equipment fair value adjustment	383.4

Total	$1,180.3

Statutory tax rate	37.5%

Non-current deferred tax liability adjustment	$442.6

(K) Stockholders’ equity and parent company investment has been adjusted for the following:

•

Issuance of shares of Georgia Gulf common stock valued at $1,369.3 as consideration for the Merger. Of the new stock issued, $0.4 will be recorded as par value of common stock and $1,368.9 will be recorded as additional paid-in capital.

•	Elimination of the PPG Chlor-alkali and Derivatives Business’s parent company investment of $424.0 and the accumulated other comprehensive loss, net of tax of $(195.0).

•	A $75.7 increase to reflect the estimated fair value of the PPG Chlor-alkali and Derivatives Business’s noncontrolling interest.

•	A $11.6 decrease to retained earnings to reflect cash expenses for deal related costs that will be paid subsequent to June 30, 2012 as described in Note 2(B).

The Unaudited Pro Forma Condensed Combined Statements of Income reflect the following adjustments:

(L) Revenue from intercompany sales between the PPG Chlor-alkali and Derivatives Business and Georgia Gulf of $26.1 for the six months ended June 30, 2012 and $88.2 for the year ended December 31, 2011 was eliminated.

(M) Cost of sales was adjusted as follows:

•

An increase to reflect reclassification of the PPG Chlor-alkali and Derivatives Business’s historical depreciation cost from the depreciation and amortization line item of $20.3 for the six months ended June 30, 2012 and $39.8 for the year ended December 31, 2011.

•

An increase in depreciation expense of $19.2 for the six months ended June 30, 2012 and $38.3 for the year ended December 31, 2011 resulting from an increase in the value of the PPG Chlor-alkali and Derivatives Business’s property, plant and equipment, as described in Note 2(G).

•

A decrease due to the removal of historical amortization of prior service cost and actuarial losses related to the PPG Chlor-alkali and Derivatives Business’s defined benefit pension plans and other postretirement benefit plans of $9.2 for the six months ended June 30, 2012 and $13.9 for the year ended December 31, 2011.

•

An elimination to remove the cost associated with sales between the PPG Chlor-alkali and Derivatives Business and Georgia Gulf of $24.0 for the six months ended June 30, 2012 and $87.8 for the year ended December 31, 2011, including intercompany profit in ending inventory of $2.1 for the six months ended June 30, 2012 and $0.4 for the year ended December 31, 2011.

•

An increase to reflect the reclassification of PPG Chlor-alkali and Derivatives Business’s historical research and development costs from the research and development line item of $0.2 for the six months ended June 30, 2012 and $0.6 for the year ended December 31, 2011.

•

An increase of $4.0 for the six months ended June 30, 2012 and for the year ended December 31, 2011 to adjust for changes in the PPG Chlor-alkali and Derivatives Business’s LIFO inventory reserve resulting from the conformance of the PPG Chlor-alkali and Derivatives Business’s inventory methodology of LIFO to FIFO.

(N) Selling, general and administrative expenses were adjusted as follows:

•

The PPG Chlor-alkali and Derivatives Business’s historical amortization of intangible assets of $0.7 for the six months ended June 30, 2012 and $1.2 for the year ended December 31, 2011 was reclassified from the depreciation and amortization line item and then eliminated.

•

An increase in amortization expense of $35.8 for the six months ended June 30, 2012 and $71.6 for the year ended December 31, 2011 resulting from adjustments to intangible assets described in Note 2(I).

•

A decrease due to the removal of historical amortization of prior service cost and actuarial losses related to the PPG Chlor-alkali and Derivatives Business’s defined benefit pension plans and other postretirement benefit plans of $2.8 for the six months ended June 30, 2012 and $4.1 for the year ended December 31, 2011.

•

An increase to reflect the reclassification of the PPG Chlor-alkali and Derivatives Business’s historical research and development costs from the research and development line item of $0.8 for the six months ended June 30, 2012 and $1.4 for the year ended December 31, 2011.

(O) Direct, incremental deal related costs of $7.5 reflected in the historical financial statements of Georgia Gulf for the six months ended June 30, 2012 were removed due to their non-recurring nature. These costs primarily consist of professional and legal fees.

(P) For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements, a global blended statutory tax rate of 37.5% has been used. This does not reflect Georgia Gulf’s effective tax rate, which will include other tax items such as state and foreign taxes as well as other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

(Q) Net income attributable to noncontrolling interests was decreased by $2.1 for the six months ended June 30, 2012 and $4.2 for the year ended December 31, 2011 to reflect amortization of fair value adjustments attributable to the noncontrolling interest.

(R) The adjustment to both weighted average shares outstanding and diluted weighted average shares outstanding is to reflect the 35.2 Georgia Gulf shares expected to be issued in the Merger.

Note 3. Financing Adjustments

Upon consummation of the Merger and the Financing Transactions contemplated as a part of the Transactions, on a pro forma consolidated basis, Georgia Gulf expects to incur approximately $900.0 in additional debt, expected to be comprised of the $225.0 Term Facility and $675.0 aggregate principal amount of the Debt Securities. The exact amount of each of the Term Facility and Debt Securities will depend upon the tax basis of the PPG Chlor-alkali and Derivatives Business. The proceeds of the Term Facility and the Debt Securities will be transferred to PPG as part of the Distribution. In connection therewith, the shares of Splitco common stock then-outstanding are expected to be automatically converted into the greater of 35.2 shares of Georgia Gulf common stock and at least 50.5 percent of outstanding Georgia Gulf common stock after giving effect to such issuance. Georgia Gulf’s pre-Merger stockholders will continue to hold the remaining approximately 49.5 percent of Georgia Gulf’s common stock.

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the following adjustments:

(A) Represents the proceeds of $225.0 from the term loans under the Term Facility less expected debt issuance costs incurred of $24.5 (for both the $225.0 Term Facility and $675.0 Debt Securities). These debt issuance costs, which are expected to be paid with existing cash on hand, are expected to be capitalized and amortized using the effective interest method over the life of the Term Facility and the Debt Securities.

(B) As described above, in connection with the consummation of the Transactions, on a pro forma consolidated basis, Georgia Gulf expects to incur approximately $900.0 in additional debt, expected to be comprised of the $225.0 Term Facility and $675.0 aggregate principal amount of the Debt Securities. The actual amount of each of the Term Facility and Debt Securities will depend upon the tax basis of the PPG Chlor-alkali and Derivatives Business.

The Unaudited Pro Forma Condensed Combined Statements of Income reflect the following adjustments:

(C) To include an estimate of interest expense on additional debt issued in connection with the Transactions.

A summary of the adjustments is as follows:

	Rate	Principal Amount	Six Months Ended June 30, 2012	Year Ended December 31, 2011
Composition of new debt and related interest expense
Term Loan	4.50%	$225.0	$5.1	$10.1
Debt Securities	6.50%	675.0	21.9	43.9

Total new debt		900.0	27.0	54.0
Amortization of new debt issuance costs			1.7	3.3

			$28.7	$57.3

For each one-eighth of 1% (12.5 basis points) change in the estimated interest rate associated with the $900.0 of borrowings, interest expense would increase or decrease by $0.6 and $1.1 for the six months ended June 30, 2012 and the year ended December 31, 2011, respectively.

(D) For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements, a global blended statutory tax rate of 37.5% has been used. This does not reflect Georgia Gulf’s effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

Note 4. Items Not Included

The following expected material nonrecurring charges related to the Merger and all related transactions, including the Financing Transactions, are not included or provided for in the Unaudited Pro Forma Condensed Combined Statements of Income:

•	An estimated $5.3 increase in cost of sales related to the estimated fair market value step-up adjustment of the PPG Chlor-alkali and Derivatives Business’s inventory.

•	$11.6 of cash expenses for deal related costs that will be paid subsequent to June 30, 2012.

•

Certain costs associated with Transition Services Agreement, the Shared Facilities, Services and Supply Agreement and other Additional Agreements, professional fees, consultants, information technology implementation, relocation and severance which may be incurred in connection with the integration of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business.

Georgia Gulf expects to increase availability under the New ABL Revolver by $200.0, subject to applicable borrowing base availability and other conditions. The New ABL Revolver is expected to charge a fee of 37.5 basis points on any portion of the facility that is undrawn.

The Unaudited Pro Forma Condensed Combined Financial Statements also do not reflect benefits that may result from the realization of approximately $115.0 million of annualized cost synergies expected to be fully realized in the first two years as a result of the Merger.

As of December 31, 2011, Georgia Gulf had a valuation allowance of $101.3 recorded on its deferred tax assets. This valuation allowance relates predominately to Georgia Gulf’s Canadian deferred tax assets. As part of the purchase price allocation process resulting from the Merger, it is possible that deferred tax liabilities will be recorded in the Canadian jurisdiction that, if recorded, could result in a release of a portion of the valuation allowance. Any release of a valuation allowance on Georgia Gulf’s pre-Merger deferred tax assets will be recorded in the income statement in the period that the Merger is completed; however no such adjustment is included in the Unaudited Pro Forma Condensed Combined Financial Statements due to its nonrecurring nature.

No gain or loss was recorded to reflect the remeasurement of Georgia Gulf’s previously held equity interest in PHH as a result of Georgia Gulf obtaining control of PHH through the Merger.

HISTORICAL PER SHARE DATA, MARKET PRICE AND DIVIDEND DATA

Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for Georgia Gulf. The historical data has been derived from and should be read together with the audited consolidated financial statements of Georgia Gulf and related notes thereto contained in Georgia Gulf’s annual report on Form 10-K for the fiscal year ended December 31, 2011, and Georgia Gulf’s unaudited condensed consolidated financial statements and related notes thereto contained in Georgia Gulf’s quarterly report on Form 10-Q for the period ended June 30, 2012, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference.” The pro forma data has been derived from the unaudited pro forma condensed combined financial statements of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business included elsewhere in this document.

This comparative historical and pro forma per share data is being provided for illustrative purposes only. Georgia Gulf may have performed differently had the Transactions occurred prior to the periods presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Georgia Gulf and the PPG Chlor-alkali and Derivatives Business been combined during the periods presented or of the future results or financial condition of Georgia Gulf to be achieved following the Transactions.

	As of and for the Six Months Ended June 30, 2012		As of and for the Year Ended December 31, 2011
	Historical	Pro Forma	Historical	Pro Forma
(shares in thousands)
Basic earnings per share	$1.41	$1.87	$1.66	$2.85
Diluted earnings per share	$1.40	$1.86	$1.66	$2.85
Weighted average common shares outstanding—Basic	34,346	69,546	34,086	69,286
Weighted average common shares outstanding—Diluted	34,521	69,721	34,122	69,321

Historical Common Stock Market Price and Dividend Data

Historical market price data for Splitco has not been presented as the PPG Chlor-alkali and Derivatives Business is currently operated by PPG and there is no established trading market in Splitco common stock. Shares of Splitco common stock do not currently trade separately from PPG common stock.

Shares of PPG common stock currently trade on the NYSE under the symbol “PPG.” On July 18, 2012, the last trading day before the announcement of the Transactions, the last sale price of PPG common stock reported by the NYSE was $104.19. On             , 2012, the last trading day prior to the public announcement of this exchange offer, the last sale price of PPG common stock reported by the NYSE was $        . On             , 2012, the last trading day prior to this document, the last sale price of PPG common stock reported by the NYSE was $        .

Shares of Georgia Gulf common stock currently trade on the NYSE under the symbol “GGC.” On July 18, 2012, the last trading day before the announcement of the Transactions, the last sale price of Georgia Gulf common stock reported by the NYSE was $28.85. On             , 2012, the last trading day prior to the public announcement of this exchange offer, the last sale price of Georgia Gulf common stock reported by the NYSE was $        . On             , 2012, the last trading day prior to the date of this document, the last sale price of Georgia Gulf common stock reported by the New York Stock Exchange was $        .

The following table sets forth the high and low sale prices of PPG common stock and Georgia Gulf common stock on the NYSE for the periods indicated as well as the dividends per share paid by PPG to holders of PPG common stock and Georgia Gulf to holders of Georgia Gulf common stock for these periods. The quotations are as reported in published financial sources.

	PPG Per Share Dividends	PPG Common Stock		Georgia Gulf Per Share Dividends	Georgia Gulf Common Stock
		High	Low		High	Low
Year Ending December 31, 2012
First Quarter	$0.57	$96.40	$83.27	$—	$35.56	$20.24
Second Quarter	$0.59	$107.95	$91.85	$0.08	$37.24	$23.80
Third Quarter (through August 23, 2012)	$0.59	$114.62	$99.12	$—	$39.54	$24.52
Year Ended December 31, 2011
First Quarter	$0.55	$96.56	$78.75	$—	$38.15	$23.68
Second Quarter	$0.57	$97.81	$82.76	$—	$40.59	$22.57
Third Quarter	$0.57	$93.85	$68.27	$—	$25.35	$13.69
Fourth Quarter	$0.57	$90.00	$66.43	$—	$20.83	$12.19
Year Ended December 31, 2010
First Quarter	$0.54	$66.63	$56.96	$—	$19.08	$13.91
Second Quarter	$0.54	$72.24	$59.01	$—	$21.79	$13.26
Third Quarter	$0.55	$73.99	$59.69	$—	$17.00	$11.11
Fourth Quarter	$0.55	$84.59	$72.10	$—	$24.75	$15.61

Georgia Gulf Dividend Policy

On May 21, 2012, Georgia Gulf declared a cash dividend of $0.08 per share, Georgia Gulf’s first dividend since 2008. This dividend was paid on July 10, 2012. Pursuant to the Merger Agreement, Georgia Gulf has agreed not to pay a quarterly dividend of greater than $0.08 per share until after the consummation of the Merger and indicated its intent to pay quarterly dividends from and after the closing of the Merger at no less than the current rate of $0.32 per share per annum, although the payment of cash dividends in the future will be at the discretion of Georgia Gulf’s board of directors. The declaration of any cash dividends, and the amount thereof, will depend on many factors, including Georgia Gulf’s financial condition, capital requirements, funds from operations, the dividend taxation level, Georgia Gulf’s stock price, future business prospects, and any other factors, as Georgia Gulf’s board of directors may deem relevant. Additionally, the ABL Revolver and the indenture governing the 9 percent notes place significant restrictions on Georgia Gulf’s ability to pay dividends, and other indebtedness Georgia Gulf may incur in the future, including the New ABL Revolver, may contain similar restrictions.

PPG Dividend Policy

Under PPG’s Restated Articles of Incorporation, as amended, the Board of Directors has the authority to determine the quarterly dividend rate. PPG has paid uninterrupted annual dividends since 1899, and 2011 marked the 40th consecutive year of increased annual dividend payments to shareholders.

THE TRANSACTIONS

On July 19, 2012, Georgia Gulf and PPG announced that they, along with Splitco and Merger Sub, had entered into the Merger Agreement, and that PPG and Splitco had entered into the Separation Agreement, which together provide for the combination of Georgia Gulf’s business and the PPG Chlor-alkali and Derivatives Business. In the Transactions, PPG will transfer the PPG Chlor-alkali and Derivatives Business to Splitco, a newly formed wholly-owned subsidiary of PPG. Prior to the Distribution, PPG will receive the cash proceeds of approximately $225.0 million from borrowings under the Term Facility through a distribution in connection with the Separation and prior to the consummation of the Merger. PPG will also receive approximately $675.0 million in Debt Securities, which are expected to be issued by Splitco to PPG prior to the Distribution, and then expected to be transferred on or about the closing date of the Merger to investment banks and/or commercial banks in satisfaction of the debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility.”

On the closing date of the Merger, PPG will distribute shares of Splitco common stock to its participating shareholders in an exchange offer. If the exchange offer is consummated but is not fully subscribed, PPG will distribute the remaining shares of Splitco common stock on a pro rata basis to PPG shareholders whose shares of PPG common stock remain outstanding after consummation of the exchange offer. If there is a pro rata distribution, the exchange agent will calculate the exact number of shares of Splitco common stock not exchanged in the exchange offer and to be distributed on a pro rata basis, and the number of shares of Georgia Gulf common stock into which the remaining shares of Splitco common stock will be converted in the Merger will be transferred to PPG shareholders (after giving effect to the consummation of the exchange offer) as promptly as practicable thereafter. Immediately after the Distribution and on the closing date of the Merger, Merger Sub will merge with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and as a wholly-owned subsidiary of Georgia Gulf. In the Merger, each share of Splitco common stock will be converted into the right to receive Georgia Gulf common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.”

Georgia Gulf expects to issue 35.2 million shares of Georgia Gulf common stock in the Merger, although the exact number of shares to be issued in the Merger will not be known until the closing date. Based upon the reported closing sale price of $             per share for Georgia Gulf common stock on the NYSE on                 , 2012, the most recent practicable date prior to the date of this document, the total value of the shares to be issued by Georgia Gulf and the amount of cash to be received by PPG in the Transactions, including the Term Facility and the Debt Securities, which will be the obligations of Splitco and, following the consummation of the Merger, will be guaranteed by Georgia Gulf, would have been approximately $                 million. The value will depend on the market price of shares of Georgia Gulf common stock at the time of determination.

After the Merger, Georgia Gulf will own and operate the PPG Chlor-alkali and Derivatives Business through Splitco, which will be Georgia Gulf’s wholly-owned subsidiary, and will also continue its current businesses. All shares of Georgia Gulf common stock, including those issued in the Merger, will be listed on the NYSE under Georgia Gulf’s current trading symbol “GGC.”

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1        Separation

PPG will transfer to Splitco, a newly formed, direct wholly-owned subsidiary of PPG, the PPG Chlor-alkali and Derivatives Business.

Step 2        Incurrence of Debt

Prior to the Distribution, Splitco will incur new indebtedness in the form of the Term Facility in the amount of approximately $225.0 million and issue approximately $675.0 million in aggregate principal amount of Debt Securities to PPG. PPG will ultimately receive the cash proceeds from the approximately $225.0 million term loan under the Term Facility through a distribution in connection with the Separation and prior to the consummation of the Merger. PPG is then expected to transfer the Debt Securities on or about the closing date of the Merger to investment banks and/or commercial banks in satisfaction of the debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility.” The Debt Securities are subsequently expected to be sold by the investment banks and/or commercial banks to third-party investors as described below. PPG is expected to receive approximately $900.0 million in cash from the Term Facility and Debt Securities.

Step 3        Distribution—Exchange Offer

PPG will offer to PPG shareholders the right to exchange all or a portion of their shares of PPG common stock for shares of Splitco common stock in an exchange offer.

If the exchange offer is consummated but is not fully subscribed, PPG will distribute the remaining shares of Splitco common stock on a pro rata basis to PPG shareholders whose shares of PPG common stock remain outstanding after consummation of the exchange offer. If there is a pro rata distribution, the exchange agent will calculate the exact number of shares of Splitco common stock not exchanged in the exchange offer and to be distributed on a pro rata basis, and the number of shares of Georgia Gulf common stock into which the remaining shares of Splitco common stock will be converted in the Merger will be transferred to PPG shareholders (after giving effect to the consummation of the exchange offer) as promptly as practicable thereafter.

The exchange agent will hold, for the account of the relevant PPG shareholders, the global certificate(s) representing all of the outstanding shares of Splitco common stock, pending the consummation of the Merger. Shares of Splitco common stock will not be traded during this period.

As previously noted, Splitco has prepared this document under the assumption that the shares of Splitco will be distributed to PPG shareholders pursuant to a split-off. Based on market conditions prior to closing, PPG will determine whether the Splitco shares will be distributed to PPG’s shareholders in a spin-off or a split-off and, once a final decision is made, this document may be amended to reflect that decision, if necessary.

Step 4        Merger

Immediately after the Distribution, and on the closing date of the Merger, Merger Sub will merge with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf. In the Merger, each share of Splitco common stock will be converted into the right to receive Georgia Gulf common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.” Following the consummation of the Merger, Georgia Gulf and certain of its subsidiaries will guarantee the Term Facility and the Debt Securities.

Immediately after consummation of the Merger, at least 50.5% of Georgia Gulf common stock is expected to be held by pre-Merger holders of PPG common stock and no more than 49.5% of Georgia Gulf common stock is expected to be held by pre-Merger Georgia Gulf stockholders.

Step 5        Sale of Debt Securities to Third-Party Investors

As described in Step 2 above, Georgia Gulf and PPG expect the Debt Securities to be transferred by PPG on or about the closing date of the Merger to investment banks and/or commercial banks in the

Debt Exchange in exchange for debt obligations of PPG described in the section of this document entitled “Debt Financing—PPG Bridge Facility.” The Debt Securities will then be sold by the investment banks and/or commercial banks to third-party investors pursuant to an exemption from registration under the Securities Act in either a private placement or a “Rule 144A” transaction.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Distribution, and the corporate structure immediately following the consummation of the Transactions contemplated by the Merger Agreement.

After completion of all of the steps described above:

•

Georgia Gulf’s wholly-owned subsidiary, Splitco, will hold the assets and liabilities of the PPG Chlor-alkali and Derivatives Business and will be the obligor under the Term Facility and the Debt Securities, which will be guaranteed by Georgia Gulf and certain of its subsidiaries; and

•

PPG will receive the approximately $225.0 million in cash proceeds from the Term Facility and will exchange the approximately $675.0 million in Debt Securities for debt obligations of PPG in the Debt Exchange (and the Debt Securities will then be sold to third-party investors), resulting in PPG receiving approximately $900.0 million in cash from the Transactions.

Immediately after consummation of the Merger, at least 50.5% of Georgia Gulf common stock is expected to be held by pre-Merger holders of PPG common stock and no more than 49.5% of Georgia Gulf common stock is expected to be held by pre-Merger Georgia Gulf stockholders. In connection with the Transactions, Georgia Gulf, Merger Sub, PPG and/or Splitco have entered into or will enter into the Additional Agreements relating to, among other things, certain tax matters, certain employee matters, the provision of certain transition services during a transition period following the consummation of the Transactions, and the sharing of facilities, services and supplies. See “Other Agreements.”

Various factors were considered by Georgia Gulf and PPG in negotiating the terms of the Transactions, including the equity ownership levels of Georgia Gulf stockholders and the PPG shareholders receiving shares of Georgia Gulf common stock in the Distribution. The principal factors considered by the parties negotiating the terms of the Transactions were the strategic and financial benefits that could be expected to be achieved by combining Georgia Gulf and the PPG Chlor-alkali and Derivatives Business relative to the future prospects of Georgia Gulf on a standalone basis, the relative actual results of operations and prospects of Georgia Gulf and of the PPG Chlor-alkali and Derivatives Business, synergies expected to be realized in the combination, as well as other alternatives that may be available to Georgia Gulf, and the risks and uncertainties associated with the Transactions and with such alternatives, and the other factors identified in the sections of this document entitled “The Transactions—Background of the Transactions” and “The Transactions—Georgia Gulf’s Reasons for the Transactions.” PPG also considered, among other things, the value to PPG and PPG’s shareholders that could be realized in the Transactions as compared to the value to PPG and PPG’s shareholders that could be realized if the Transactions did not occur, the proposed tax treatment of the Transactions, and the other factors identified in the section of this document entitled “The Transactions—PPG’s Reasons for the Transactions.”

Determination of Number of Shares of Splitco Common Stock to be Distributed to PPG Shareholders

PPG is offering to exchange all shares of Splitco common stock for shares of PPG common stock validly tendered and not properly withdrawn. Pursuant to an amendment to the Merger Agreement dated August 31, 2012, Splitco will authorize the issuance of a number of shares of Splitco common stock such that the total number of shares of Splitco common stock outstanding immediately prior to the effective time of the Merger will equal the greater of (i) 35,200,000 shares or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202, subject to adjustment under certain circumstances.

No Fractional Shares; Exchange of Certificates

In the conversion of shares of Splitco common stock into shares of Georgia Gulf common stock, no fractional shares of Georgia Gulf common stock will be delivered to holders of Splitco common stock. All fractional shares of Georgia Gulf common stock that a holder of shares of Splitco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the transfer agent. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Splitco common stock that would otherwise be entitled to receive such fractional shares of Georgia Gulf common stock in the Merger, in the open market or otherwise as reasonably directed by PPG, and in no case later than five business days after the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Splitco common stock that would otherwise be entitled to receive such fractional shares of Georgia Gulf common stock in the Merger.

Upon consummation of the Merger, shares of Splitco common stock will no longer be outstanding and will automatically be canceled and retired. Prior to the Merger, Georgia Gulf will deposit with the transfer agent the certificates or book-entry authorizations representing the shares of Georgia Gulf common stock issuable in the Merger. To the extent not previously distributed in connection with the Distribution, the transfer agent will mail to each holder of record of Splitco common stock a letter of transmittal and instructions for use in effecting the surrender of any certificates in the Merger.

Background of the Transactions

PPG has been a long-time supplier of chlorine to Georgia Gulf. In addition, since 1999, PPG and Georgia Gulf have been partners in a joint venture that owns and operates a VCM manufacturing plant in Lake Charles, Louisiana.

Georgia Gulf has periodically considered potential strategic transactions involving the PPG Chlor-alkali and Derivatives Business in light of these long-standing commercial relationships, and the potential benefits to Georgia Gulf to enhance its integration into chlorine supply. Similarly, PPG has periodically considered potential strategic transactions involving the PPG Chlor-alkali and Derivatives Business, including the possibility of a spin-off or divestiture. From time to time over a number of years, representatives of Georgia Gulf and PPG engaged in preliminary discussions regarding potential strategic opportunities involving the two businesses, including a merger using a Reverse Morris Trust structure. While those discussions never progressed beyond the preliminary stage, Georgia Gulf continued to consider a potential combination with the PPG Chlor-alkali and Derivatives Business as an attractive opportunity for long-term value creation.

In 2009, Georgia Gulf completed an equity-for-debt exchange that substantially reduced Georgia Gulf’s outstanding debt and resulted in the issuance to its then bondholders of shares representing approximately 96% of its common stock after completion of the exchange. In conjunction with the recapitalization, the board of directors of Georgia Gulf was reconstituted with the addition of new directors comprising a majority of the number of directors. In early 2010, the board of directors of Georgia Gulf and management conducted an extensive review of Georgia Gulf’s businesses and strategic opportunities. As part of that planning process, Georgia Gulf identified the enhancement of its integration into chlorine supply as a principal strategic objective. In addition, in May 2010, Georgia Gulf and PPG entered into a confidentiality agreement in connection with discussions between the companies regarding manufacturing and shared services business opportunities relating to chlor-alkali products, ethylene and PVC.

In February 2011, Georgia Gulf publicly announced its goal to substantially augment its access to chlorine supply and to pursue a level of vertical integration that would enhance Georgia Gulf’s operating rates throughout business cycles, allow Georgia Gulf to take advantage of the expansion of natural gas-fired cogeneration to lower its energy costs and improve its position to capitalize on other growth opportunities.

In furtherance of that objective, in the spring and summer of 2011, Georgia Gulf’s management, with the assistance of Barclays Capital Inc. (“Barclays”), analyzed the use of a Reverse Morris Trust transaction structure to effect a combination of Georgia Gulf with the PPG Chlor-alkali and Derivatives Business. Georgia Gulf’s management, with the assistance of Barclays, examined the tax-driven requirements for the structure of such a transaction, the possible value of the PPG Chlor-alkali and Derivatives Business, the effects on Georgia Gulf’s businesses from such a combination, the types of potential operating and other synergies that could be achieved in such a transaction, and the resulting capitalization of Georgia Gulf. On several occasions between August and October 2011 Paul Carrico, Georgia Gulf’s president and chief executive officer, and Charles Bunch, PPG’s chairman and chief executive officer, engaged in discussions regarding the existing chlorine supply agreement between the parties and a potential combination of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business.

At a regularly scheduled meeting on September 14, 2011, as part of its strategic review process, the board of directors of Georgia Gulf considered various potential opportunities to enhance Georgia Gulf’s integration into chlorine supply, as well as other possible strategic alternatives.

Subsequent to that September meeting of the board of directors of Georgia Gulf, through the end of 2011, Georgia Gulf, together with Barclays, continued to analyze various opportunities for Georgia Gulf to develop and implement its strategic objective to augment its integration in chlorine supply. The board of directors of Georgia Gulf was updated on these efforts at various meetings during this period. Also during this period, preliminary discussions were held between Georgia Gulf and PPG about possible terms for a new long-term chlorine supply agreement between the companies. In late November 2011, Mr. Carrico and Greg Thompson, Georgia Gulf’s chief financial officer, together with representatives of Barclays, met with Mr. Bunch and David Navikas, PPG’s senior vice president, finance and chief financial officer, together with representatives of Lazard Frères & Co. LLC (“Lazard”), PPG’s financial advisor, to discuss the potential combination of the two businesses through a Reverse Morris Trust merger structure.

At a regular meeting of the board of directors of PPG held on December 8, 2011, members of PPG management informed the board of directors of PPG of the preliminary discussions between PPG and Georgia Gulf, and discussed the possibility of a transaction with Georgia Gulf involving the PPG Chlor-alkali and Derivatives Business.

Following discussions in November and December 2011 between representatives of Georgia Gulf and PPG, on December 20, 2011, Georgia Gulf and PPG entered into a confidentiality agreement to facilitate further discussions of a possible transaction. Beginning in December 2011, and continuing up to the execution of the Merger Agreement in July 2012 representatives of Georgia Gulf engaged in a comprehensive due diligence review of the PPG Chlor-alkali and Derivatives Business, and representatives of PPG conducted a similar review of Georgia Gulf.

Following confidential discussions with Georgia Gulf that had been initiated by Westlake Chemical Corporation (“Westlake”) in September 2011, in January 2012, Westlake publicly proposed to acquire Georgia Gulf for $30.00 per share in cash, and subsequently publicly increased its proposed price to $35.00 per share. Following discussions and the exchange of information between Georgia Gulf and Westlake in March and April 2012 under a confidentiality agreement, Westlake’s chief executive officer verbally indicated that, although he did not yet have authorization from the Westlake board of directors for such a proposal, Westlake might be prepared to consider increasing its proposal to as much as $40.75 per share if Georgia Gulf would indicate that it would accept that proposal. Georgia Gulf informed Westlake that the board of directors of Georgia Gulf considered such a proposal to be financially inadequate and not in the best interests of Georgia Gulf and its stockholders, but that, while no decision had been made to sell Georgia Gulf, the board of directors of Georgia Gulf would give consideration to any increased offer that Westlake may make. On May 4, 2012, Westlake announced that it had withdrawn its proposal to acquire Georgia Gulf.

On January 18, 2012, members of each of the management teams of PPG and Georgia Gulf, along with their respective financial advisors, Lazard and Barclays, held a meeting, at which the representatives of PPG presented a review of the PPG Chlor-alkali and Derivatives Business, including its key products, industry developments, back office operations, potential synergies and a location-by-location analysis, together with preliminary financial information. Georgia Gulf management updated the board of directors of Georgia Gulf on these discussions at a meeting held on January 19, 2012.

On January 20, 2012, Lazard confirmed to Georgia Gulf PPG’s interest in the possibility of pursuing the combination of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business, and requested that Georgia

Gulf provide a written indication of the principal terms that would be acceptable to Georgia Gulf.

On February 7, 2012, members of Georgia Gulf’s management, together with representatives of Barclays, updated the board of directors of Georgia Gulf on the due diligence activities that had been conducted to date, and on the ongoing discussions with representatives of PPG, and reviewed possible terms of such a transaction. The board of directors of Georgia Gulf authorized management to continue discussions with PPG.

On February 10, 2012, Georgia Gulf furnished PPG with a non-binding outline of terms for a possible combination of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business through a Reverse Morris Trust merger. The Georgia Gulf proposal to PPG contemplated, among other things, $500 million of cash consideration to be received by PPG, and the issuance to PPG shareholders of 35.2 million shares of Georgia Gulf common stock, valued at $1.12 billion based on the prior day’s closing price. Georgia Gulf’s proposal also outlined the liabilities of the PPG Chlor-alkali and Derivatives Business that it was willing to assume in the transaction.

At its regular meeting on February 16, 2012, the board of directors of PPG received a presentation from PPG management about the market dynamics and longer-term industry outlook for the chlor-alkali industry and strategic options for the business. The board of directors of PPG also received an update on the discussions with Georgia Gulf, and discussed the proposal submitted by Georgia Gulf on February 10, 2012. Based on these discussions, the board of directors of PPG determined that the proposal submitted on February 10, 2012 was not adequate as a basis for proceeding with the transaction. PPG communicated this determination to Georgia Gulf.

At a February 29, 2012 meeting of the board of directors of Georgia Gulf, Mr. Carrico provided an update on developments relating to the possible transaction with PPG. The board of directors of Georgia Gulf also discussed other possible transactions to enhance Georgia Gulf’s integration into chlorine supply.

On March 6, 2012, following further discussions between representatives of Georgia Gulf and PPG, Georgia Gulf submitted a revised indication of interest to PPG, which contemplated an increase in the cash consideration to be received by PPG to $800 million, together with 35.2 million shares of Georgia Gulf common stock, valued at $1.11 billion based on the prior day’s closing price. Georgia Gulf also revised its proposal regarding the liabilities of the PPG Chlor-alkali and Derivatives Business that it was willing to assume in the transaction.

On March 19, 2012, PPG sent a counterproposal to Georgia Gulf that provided for cash consideration of $1.0 billion to PPG, together with 35.2 million shares of Georgia Gulf common stock, valued at $1.2 billion based on the prior day’s closing price. This letter also attached a proposed revised term sheet, including a revised proposal with respect to the liabilities of the PPG Chlor-Alkali and Derivatives Business that PPG believed Georgia Gulf should assume in the transaction. In addition, PPG proposed that, coincident with the execution of the definitive agreements for the Transactions, the existing chlorine supply contract between Georgia Gulf and PPG be amended to provide for a new five year term, in lieu of the contract’s current provision that would allow Georgia Gulf to terminate the agreement effective as of the end of 2014 or the end of any later year, with advance notice of not less than 24 months.

On March 25, 2012, Mr. Carrico updated the board of directors of Georgia Gulf on the PPG counterproposal, as well as other alternatives to achieve a desired increased level of integration into chlorine supply.

On April 4, 2012, representatives of PPG and Georgia Gulf, including each company’s respective advisors, met to discuss the structure and terms of the possible transaction. At the meeting, the representatives of Georgia Gulf presented an overview of Georgia Gulf’s business and key products, industry developments and operations. They also discussed the PPG Chlor-alkali and Derivatives Business and reviewed in detail the synergies that could be achieved through a combination with Georgia Gulf. Georgia Gulf’s management updated the board of directors of Georgia Gulf on the progress of those discussions at an April 9, 2012 meeting.

On April 11, 2012, Georgia Gulf made a counterproposal which provided for cash consideration to be received by PPG in the possible transaction of $875 million, together with 35.2 million shares of Georgia Gulf common stock, valued at $1.12 billion based on the prior day’s closing price, and did not provide for any extension of the chlorine supply agreement with PPG. Georgia Gulf also revised its proposal regarding the liabilities of the PPG Chlor-alkali and Derivatives Business that it was willing to assume in the transaction.

On April 16, 2012, PPG sent a counterproposal to Georgia Gulf that provided for cash consideration of $925 million to be received by PPG in the possible transaction, together with 35.2 million shares of Georgia Gulf common stock, valued at $1.11 billion based on the prior day’s closing price. This letter also attached a proposed revised term sheet, including a revised proposal with respect to the liabilities of the PPG Chlor-Alkali and Derivatives Business that PPG believed Georgia Gulf should assume in the transaction. In addition, PPG proposed that, concurrent with the execution of the definitive agreements providing for a transaction, Georgia Gulf’s right to terminate the existing chlorine supply agreement between the parties with advance notice be amended to provide that Georgia Gulf could not terminate the agreement effective prior to the end of 2016.

On April 17, 2012, Mr. Carrico and Mark Noetzel, the chairman of the board of directors of Georgia Gulf, met with Mr. Bunch to discuss the possible transaction, including PPG’s request that it be entitled to designate three members to be appointed to the board of directors of Georgia Gulf if the possible transaction is consummated.

On April 18, 2012, Georgia Gulf provided PPG with a counterproposal to its April 16, 2012 proposal that provided for $900 million in cash consideration to be received by PPG, together with 35.2 million shares of Georgia Gulf common stock, valued at $1.17 billion based on the prior day’s closing price, and did not include any proposal to amend the chlorine supply agreement. Georgia Gulf also revised its proposal with respect to the liabilities of the PPG Chlor-alkali and Derivatives Business that it was willing to assume in the transaction. This letter also attached a proposed revised term sheet.

At meetings on April 16, 25 and 27, 2012, the board of directors of Georgia Gulf received further updates from management, Barclays and Jones Day, legal counsel for Georgia Gulf, on the due diligence activities and status of discussions with PPG. The board of directors of Georgia Gulf also discussed other possible strategic alternatives, including opportunities to enhance Georgia Gulf’s vertical integration in chlorine supply.

At a regular meeting on April 19, 2012, the board of directors of PPG received a presentation from PPG management assessing portfolio options for the PPG Chlor-alkali and Derivatives Business given industry dynamics. Management reviewed with the board of directors of PPG two alternatives: the proposed Reverse Morris Trust transaction with Georgia Gulf or retaining the PPG Chlor-alkali and Derivatives Business. At this meeting, the board of directors of PPG unanimously provided its support for PPG management proceeding with negotiations with Georgia Gulf for a possible Reverse Morris Trust transaction and to attempt to finalize these negotiations on the terms discussed with the board of directors of PPG at that meeting.

On May 10, 2012, following further discussions between representatives of Georgia Gulf and PPG, Georgia Gulf and PPG reached an agreement in principle on the primary structure and terms of a possible combination of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business, subject to further due diligence, agreement on numerous other terms of the transaction, and negotiation of definitive agreements. The agreement in principle contemplated that PPG shareholders would receive 35.2 million shares of Georgia Gulf common stock, valued at $1.17 billion based on the prior day’s closing price, representing approximately 50.5% of the Georgia Gulf common stock that would be outstanding following the Merger, and PPG would receive $900 million in cash (subject to downward adjustment in the event PPG’s interest in a non-U.S. joint venture could not be conveyed at closing due to the failure to secure third-party consents, if necessary). The parties also contemplated that PPG would be entitled to designate individuals to fill three new seats on the board of directors of Georgia Gulf, with the identities of such designees to be mutually agreed. In addition, the parties contemplated that the term of the existing chlorine supply agreement would be extended in certain circumstances.

Mr. Carrico updated the board of directors of Georgia Gulf on the progress of the possible PPG transaction at a meeting on May 22, 2012. The discussion included an update on strategic objectives, Georgia Gulf’s competitive position both with and without the PPG Chlor-alkali and Derivatives Business, the proposed material terms of the transaction that had been discussed to date, and the status of the due diligence review process, as well as a review of potential financing structures.

During the first three weeks of June 2012, representatives of Jones Day and Wachtell Lipton, legal counsel for PPG, engaged in various negotiations about the terms of the Merger Agreement and the Separation Agreement and discussed drafts of those agreements.

At a meeting on June 18, 2012, Georgia Gulf’s management updated the board of directors of Georgia Gulf on the status of the negotiations with PPG, as well as the potential financing arrangements for the possible transaction. The Georgia Gulf board of directors also determined that, in order to further assist the board of directors of Georgia Gulf in its assessment, consideration and evaluation of the potential transaction with PPG, and in light of Barclays’ potential participation in the financing for PPG as part of the possible transaction, Georgia Gulf should engage an additional investment banking firm to provide financial advisory services. After having interviewed several financial advisory firms that were not currently rendering any advisory services or providing any financing commitments to either Georgia Gulf or PPG, the board of directors of Georgia Gulf determined to engage Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) to perform certain financial advisory services for Georgia Gulf.

On June 27, 2012, PPG and Georgia Gulf executed a letter agreement in which they confirmed their intention to enter into a Reverse Morris Trust transaction on the preliminary terms agreed to on May 10, 2012 and such other terms as might be agreed by the parties. Also on June 27, 2012, PPG filed with the IRS the request to receive a private letter ruling to the effect that certain portions of the transactions contemplated by the Separation Agreement and the Merger Agreement will qualify as a “reorganization” under the relevant sections of the Code.

On June 27 and 28, 2012, representatives of Georgia Gulf and PPG, and their respective legal advisors, met in person to negotiate terms of the transaction agreements. Throughout the rest of June and early July 2012, representatives of Georgia Gulf and PPG continued to discuss the terms of a possible transaction and to negotiate the drafts of the definitive transaction documents.

On July 10, 2012, the board of directors of Georgia Gulf met to consider the possible transaction. Members of Georgia Gulf management reviewed the strategic rationale, the progress of negotiations between the parties, the due diligence activities undertaken by Georgia Gulf and its advisors, and the proposed financing for the Transactions. Georgia Gulf’s legal advisors reviewed the principal terms of the draft transaction agreements and discussed the unresolved issues. Also at this meeting, Barclays and Houlihan Lokey separately reviewed with the board of directors of Georgia Gulf financial aspects of the proposed transaction. The board of directors of Georgia Gulf then directed management, with the assistance of Georgia Gulf’s advisors, to continue negotiation of the remaining transaction and financing documents.

Between July 11 and July 18, 2012, representatives of Georgia Gulf and PPG, and their respective legal advisors, continued to negotiate the terms of the definitive documents providing for the possible Transactions, as well as the proposed financing commitments. Additionally, the parties and their respective advisors completed their due diligence activities.

Following continued negotiations during the period from July 11, 2012 to July 18, 2012, the parties finalized the terms of the definitive documents for the Transactions and the related financing commitments, and agreed to submit the Transactions for review and approval by their respective boards of directors.

On July 18, 2012, the board of directors of Georgia Gulf met, together with representatives of management and Georgia Gulf’s legal and financial advisors, to review the final structure and terms of the Transactions and the financing arrangements. Georgia Gulf’s legal advisors reviewed the principal terms of the Merger Agreement and related documents. Houlihan Lokey then reviewed the financial terms of the Merger for the board of directors of Georgia Gulf. In addition, representatives of Barclays reviewed the financial terms of the Merger for the board of directors of Georgia Gulf. Following further discussion, the board of directors of Georgia Gulf, by unanimous vote of all members present, determined that the Merger Agreement and the proposed transaction with PPG were advisable, fair to and in the best interests of Georgia Gulf and its stockholders, approved the Merger Agreement and unanimously recommended that Georgia Gulf stockholders approve the issuance of shares of Georgia Gulf common stock pursuant to the Merger and approve any other transactions contemplated by the Merger Agreement, including the Merger.

Also on July 18, 2012, the board of directors of PPG met, together with representatives of management and PPG’s legal and financial advisors, to review the final structure and terms of the Transactions and the financing arrangements. PPG’s management provided information with respect to the terms, structure, impact and strategic rationale of the Transactions. Representatives of Lazard made a presentation to the board of directors of PPG regarding the Transactions and their economic terms and potential impact on PPG, and a representative of Wachtell Lipton made a presentation with respect to the terms of the proposed agreements. Following further discussion, the board of directors of PPG, by unanimous vote of all members present, determined that the Merger Agreement and the Transactions were advisable and in the best interests of PPG and its shareholders, approved the Merger Agreement, Separation Agreement, the financing of the Transactions and the form of the other transaction agreements.

Following their respective board meetings, Georgia Gulf and PPG received the executed debt commitments and related letters from the lenders committing to provide financing for the Transactions. Georgia Gulf, PPG and Splitco, as the case may be, then signed the Merger Agreement, the Separation Agreement and the applicable ancillary agreements.

On July 19, 2012, before the opening of trading on the NYSE, Georgia Gulf and PPG issued press releases announcing the Transactions.

Georgia Gulf’s Reasons for the Transactions

In reaching its decision to approve the Merger Agreement and recommend that Georgia Gulf stockholders approve the issuance of Georgia Gulf shares in the Merger, the board of directors of Georgia Gulf considered, among other things, the strategic and financial benefits that could be expected to be achieved by combining Georgia Gulf and the PPG Chlor-alkali and Derivatives Business relative to the future prospects of Georgia Gulf on a standalone basis, the relative actual results of operations and prospects of Georgia Gulf and of the PPG Chlor-alkali and Derivatives Business, synergies expected to be realized in the combination, as well as other alternatives that may be available to Georgia Gulf, and the risks and uncertainties associated with the Transactions and with such alternatives.

In that process, the board of directors of Georgia Gulf considered the following factors as generally supporting its decision to approve the Merger Agreement and recommend that Georgia Gulf stockholders approve the issuance of Georgia Gulf shares in the Merger:

•	the increased size, economies of scale and total capabilities of Georgia Gulf after the Transactions, which are expected to enable it to improve its cost structure and increase profitability;

•

the increased integration due to a significant increase in chlorine production flexibility and capacity, which is expected to result in a more vertically integrated business and present new opportunities for organic growth, including growth in VCM- and PVC-related sales;

•	the anticipated 70% integration to natural gas fired cogeneration, expected to result in a combined company with a low cost integrated chlor-alkali production platform;

•	the diversification of Georgia Gulf’s product portfolio as a result of additional downstream product offerings;

•	the expectation that Georgia Gulf will be well positioned to secure favorable terms of ethylene supply due to its increased size and scale;

•	the enhanced strategic and market position of the combined company, beyond that achievable by Georgia Gulf alone;

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the expectation that Georgia Gulf after the Transactions will achieve annualized cost synergies of approximately $115 million within two years from the consummation of the Transactions from, among other things, operating rates optimization, more favorable procurement of raw materials, inputs and services, freight and logistics optimization, reduced overhead costs and information technologies savings;

•

the expectation of enhanced cash flow generation that, if realized, would provide Georgia Gulf greater financial flexibility than it would have as a standalone company, even after taking into account the additional indebtedness incurred in connection with the Transactions;

•	the significant increase in total equity market capitalization of Georgia Gulf, which is expected to also increase the trading volume, and therefore the liquidity, of its common stock;

•	the geographic and product synergies of major facilities, including the Lake Charles assets of the PPG Chlor-alkali and Derivatives Business;

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the fact that the Merger Agreement and the aggregate consideration to be paid by Georgia Gulf pursuant to the Merger Agreement were the result of extensive arms-length negotiations between representatives of Georgia Gulf and of PPG;

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the fact that the Merger Agreement allows the board of directors of Georgia Gulf to accept a superior proposal upon payment of a termination fee and reimbursement to PPG of certain expenses under certain circumstances; and

•	the separate discussions with Barclays and Houlihan Lokey with respect to the financial terms of the Merger pursuant to the Merger Agreement.

The board of directors of Georgia Gulf considered the following factors as generally weighing against its decision to recommend the Merger Agreement:

•	the possibility that the increased revenues, earnings and efficiencies expected to result from the Transactions would fail to materialize;

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the challenges inherent in separating the operations of the PPG Chlor-alkali and Derivatives Business from PPG and integrating Splitco into Georgia Gulf, given the size of the PPG Chlor-alkali and Derivatives Business relative to Georgia Gulf and its operations;

•	the risk that the Transactions and the integration process may divert management attention and resources away from operational matters;

•	the dilution of the ownership interests of Georgia Gulf’s current stockholders that would result from the issuance of Georgia Gulf common stock in the Merger;

•	the significant one-time costs expected to be incurred in order to achieve the anticipated synergies that Georgia Gulf expects from the Transactions;

•	the substantial indebtedness that Georgia Gulf and its subsidiaries would incur in connection with the Transactions and related financing transactions;

•	that consummation of the Merger is conditioned on the successful consummation of the Debt Exchange, as more fully described in the section of the document entitled “The Merger Agreement—Financing”;

•	the potential payment of termination fees or the reimbursement of PPG’s transaction expenses that Georgia Gulf would be required to make in certain circumstances under the Merger Agreement;

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the restrictions imposed on Georgia Gulf’s ability to take certain corporate actions under the terms of the Tax Matters Agreement to be entered into by Georgia Gulf and PPG, which could reduce its ability to engage in certain future business transactions that might be advantageous;

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the risks inherent in requesting regulatory approval from multiple government agencies in multiple jurisdictions, as more fully described in the section entitled “—Regulatory Approvals” or that governmental authorities could attempt to condition their approval of the Transactions on compliance with certain burdensome conditions or that regulatory approvals may be delayed; and

•

the possibility that the Transactions may not be consummated and the potential adverse consequences, including substantial costs that would be incurred and potential damage to Georgia Gulf’s reputation, if the Transactions are not completed.

The foregoing discussion of the information and factors considered by the board of directors of Georgia Gulf is not exhaustive, but includes the material factors considered by the board of directors of Georgia Gulf, including factors that support the Transactions as well as those that weigh against them. In view of the wide variety of factors considered by the board of directors of Georgia Gulf in connection with its evaluation of the Transactions and the complexity of these matters, the board of directors of Georgia Gulf did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the board of directors of Georgia Gulf based its recommendation on the totality of the information presented to and considered by it. The board of directors of Georgia Gulf evaluated the factors described above with the assistance of Georgia Gulf’s senior management and legal and financial advisors. In considering the factors described above, individual members of the board of directors of Georgia Gulf may have given different weights to other or different factors.

This explanation of the factors considered by the board of directors of Georgia Gulf is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this document entitled “Cautionary Statement on Forward-Looking Statements” and “Risk Factors.”

After careful consideration, the board of directors of Georgia Gulf resolved that the Transactions contemplated by the Merger Agreement are advisable and in the best interests of Georgia Gulf and approved the Merger Agreement, the Merger and the other Transactions.

Georgia Gulf’s Stockholders Meeting

Under the terms of the Merger Agreement, Georgia Gulf is required to call a meeting of its stockholders for the purpose of voting upon the issuance of shares of Georgia Gulf’s common stock in the Merger and related matters as promptly as practicable following the date on which the SEC has cleared Georgia Gulf’s proxy statement and, if required by the SEC as a condition to the mailing of Georgia Gulf’s proxy statement, the registration statement of Georgia Gulf has been declared effective. Georgia Gulf will ask its stockholders to vote on this matter at the special meeting of Georgia Gulf stockholders by delivering Georgia Gulf’s proxy statement to its stockholders in accordance with applicable law and its organizational documents.

PPG’s Reasons for the Transactions

As discussed in the section of this document entitled “The Transactions—Background of the Transactions,” from time to time PPG’s board of directors and senior management have reviewed PPG’s portfolio of businesses and considered possible disposition and merger opportunities. As a result of that process, PPG decided that the success of the PPG Chlor-alkali and Derivatives Business would be maximized if it combined with Georgia Gulf and that, without the PPG Chlor-alkali and Derivatives Business, PPG could better concentrate on its remaining businesses and continue PPG’s strategic transformation into a coatings and specialty materials business.

In addition, in reaching its decision to approve the Merger Agreement and the Transactions, PPG’s board of directors consulted with PPG’s senior management as well as PPG’s legal and financial advisors and considered a wide variety of factors, including the significant factors listed below, as generally supporting its decision:

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the expectation that the Separation, Distribution and Merger generally would result in a tax-efficient disposition of the PPG Chlor-alkali and Derivatives Business for PPG and PPG’s shareholders, while a sale of the PPG Chlor-alkali and Derivatives Business for cash generally would result in a taxable disposition for PPG;

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since a portion of the merger consideration is payable in the form of Georgia Gulf common stock, PPG shareholders would have the opportunity to participate in the combined Georgia Gulf and PPG Chlor-alkali and Derivatives Business after the Transactions. In that regard, the board of directors of PPG understood that general stock market conditions and the performance of Georgia Gulf’s business may cause the value of the merger consideration to fluctuate, perhaps significantly, but was of the view that on a long-term basis it would be desirable for PPG shareholders to have an opportunity to retain some continuing investment in Georgia Gulf after the Transactions;

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the ability of each of PPG’s and the PPG Chlor-alkali and Derivatives Businesses’ management to concentrate on the expansion and growth of their respective businesses following the Separation, allowing each group of management to pursue the development of business strategies most appropriate to their respective operations;

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Georgia Gulf’s business prospects and expected synergies after giving effect to the proposed acquisition of the PPG Chlor-alkali and Derivatives Business and the re-positioning of the PPG Chlor-alkali and Derivatives Business to be part of an integrated chemicals and building products company;

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the financial analyses and advice related to the Transactions presented to PPG’s board at the PPG board meeting on July 18, 2012, including presentations by senior management, PPG’s financial advisor, Lazard Frères & Co. and PPG’s legal counsel, Wachtell, Lipton, Rosen & Katz;

•	the reports of PPG’s senior management regarding their due diligence review of Georgia Gulf’s business; and

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the review by the board of directors with PPG’s management and legal and financial advisors of the structure and terms of the Merger Agreement, the Separation Agreement and the Additional Agreements, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the Transactions and the board’s evaluation of the likely time period necessary to close the Transactions.

In the course of its deliberations, the PPG board of directors also considered a variety of risks and other potentially negative factors, including the following:

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while the Transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, and as a result, it is possible that the Transactions might not be completed;

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risks relating to integrating the PPG Chlor-alkali and Derivatives Business with Georgia Gulf’s current operations and the potential effects on the value of the Georgia Gulf common stock to be received in the Merger as noted above;

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that PPG, prior to the completion of the Transactions, is required to conduct the PPG Chlor-alkali and Derivatives Business in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent PPG from undertaking business opportunities that may arise prior to the completion of the Transactions;

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the effect of divesting the PPG Chlor-alkali and Derivatives Business pursuant to the Transactions on PPG’s future earnings per share and cash from operating activities pending deployment of the cash received upon the closing of the Transactions; and

•	risks of the type and nature described under the section of this document entitled “Risk Factors.”

PPG’s board of directors considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination to approve the Merger Agreement, the Separation Agreement, the Additional Agreements and the Transactions. The foregoing discussion of the information and factors considered by the board of directors of PPG is not exhaustive. In view of the wide variety of factors considered by the board in connection with its evaluation of the Transactions and the complexity of these matters, the board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The board evaluated the factors described above, among others, and reached a consensus to approve the Merger Agreement, the Separation Agreement, the Additional Agreements and the Transactions. In considering the factors described above and any other factors, individual members of the board may have viewed factors differently or given different weight or merit to different factors.

Interests of Certain Persons in the Transactions

As of                 , 2012, PPG’s directors and executive officers owned approximately         % of the outstanding shares of PPG’s common stock and, as of such date, Georgia Gulf’s directors and executive officers owned approximately         % of the outstanding shares of Georgia Gulf common stock. None of Georgia Gulf’s or Splitco’s executive officers will receive any severance or other compensation as a result of the Transactions. The directors and officers of PPG, Splitco and Georgia Gulf will receive no extra or special benefit that is not shared on a pro rata basis by all other holders of PPG common stock or Georgia Gulf common stock in connection with the Transactions. As with all holders of shares of PPG common stock, if a director or officer of PPG, Splitco or Georgia Gulf owns shares of PPG common stock, directly or indirectly, such person may participate in the exchange offer on the same terms as other holders of shares of PPG common stock.

Accounting Treatment of the Merger

ASC 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Georgia Gulf in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

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The relative voting interests of Georgia Gulf after the Transactions. In this case, PPG shareholders participating in the exchange offer (and pro rata distribution, if any) are expected to receive at least 50.5% of the equity ownership and associated voting rights in Georgia Gulf after the Transactions.

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The composition of the governing body of Georgia Gulf after the Transactions. In this case, the board of directors of Georgia Gulf immediately following the Merger will consist of the members of the board of directors of Georgia Gulf immediately prior to the consummation of the Merger. In addition, as of the consummation of the Merger, Georgia Gulf will increase the size of its board of directors by three members, and three individuals selected by PPG and approved by the Nominating and Governance Committee of the board of directors of Georgia Gulf will be appointed to fill the vacancies.

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The composition of the senior management of Georgia Gulf after the Transactions. In this case, Georgia Gulf’s executive officers following the Merger will consist of Georgia Gulf’s executive officers immediately prior to the Merger.

Georgia Gulf’s management has determined that Georgia Gulf will be the accounting acquiror in the Merger based on the facts and circumstances outlined above and the detailed analysis of the relevant GAAP guidance. Consequently, Georgia Gulf will apply acquisition accounting to the assets acquired and liabilities assumed of Splitco upon consummation of the Merger. Upon consummation of the Merger, the historical financial statements will reflect only the operations and financial condition of Georgia Gulf.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated under the HSR Act by the Federal Trade Commission, the parties must file notification and report forms with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice and observe specified waiting period requirements before consummating the Merger. Georgia Gulf and PPG each filed the requisite notification and report forms with the Federal Trade Commission and the Antitrust Division on August 15, 2012.

Under the Competition Act in Canada, the parties must file a pre-Merger notification and observe the specified waiting period requirements before consummating the Merger, unless the parties are exempted from such requirements through the issuance of an Advance Ruling Certificate (an “ARC”), or a “no-action” letter together with a waiver of the notification and waiting period requirements. On August 27, 2012, the parties submitted a request to the Commissioner of Competition in Canada for an ARC or, in the alternative, a “no-action” letter.

Federal Securities Law Consequences; Resale Restrictions

Georgia Gulf common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any PPG shareholder who may be deemed to be an “affiliate” of Splitco for purposes of Rule 145 under the Securities Act.

No Appraisal or Dissenters’ Rights

None of Georgia Gulf, Merger Sub, PPG or Splitco stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the Transactions.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement, which summary is qualified in its entirety by the Merger Agreement, a copy of which is attached as Annex A to this document. Stockholders of Georgia Gulf and PPG are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Georgia Gulf stockholders with information regarding its terms. This summary of the Merger Agreement is not intended to provide any other factual information about Georgia Gulf, Merger Sub, PPG or Splitco following the consummation of the Merger.

The Merger Agreement contains representations and warranties of PPG solely for the benefit of Georgia Gulf and representations and warranties of Georgia Gulf and Merger Sub solely for the benefit of PPG and Splitco. These representations and warranties have been qualified by certain information that has been disclosed to the other parties to the Merger Agreement and that is not reflected in the Merger Agreement. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, Georgia Gulf stockholders and PPG shareholders should not rely on the representations and warranties as characterizations of the actual state of facts. Moreover, information underlying the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into Splitco. As a result of the Merger, the separate corporate existence of Merger Sub will terminate and Splitco will continue as the surviving corporation and as a wholly owned subsidiary of Georgia Gulf and will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. The certificate of incorporation and bylaws of Splitco in effect immediately prior to the Merger will be amended and restated in their entirety and, as so amended and restated, will be the certificate of incorporation and bylaws of Splitco following the consummation of the Merger.

Under the terms of the Merger Agreement, the officers of Splitco before the Merger will be the initial officers of Splitco after the Merger and the directors of Merger Sub before the Merger will be the initial directors of Splitco after the Merger.

Alternatively, in lieu of the Merger, Georgia Gulf may, with the prior consent of PPG, elect instead to effect a merger of Splitco directly with and into Georgia Gulf, with Georgia Gulf being the surviving corporation in such merger. The parties have agreed that, if Georgia Gulf elects to effect such merger of Splitco with and into Georgia Gulf, they will work together in good faith to effect such merger and the other transactions contemplated by the Merger Agreement. If Splitco is not so merged directly with and into Georgia Gulf, then Georgia Gulf may be obligated to indemnify PPG against certain Canadian taxes. See “Other Agreements—Tax Matters Agreement.”

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place at 10:00 a.m., Eastern Time, on the third business day after the date on which the conditions precedent to the Merger are satisfied or waived (other than those to be satisfied at closing), unless otherwise agreed upon by Georgia Gulf and PPG. However, if the marketing period has not ended at the time of satisfaction or waiver of the conditions precedent to the Merger (other than those to be satisfied at closing), then the closing will occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) any date before or during the marketing period as may be specified by Georgia Gulf and PPG on no less than three business days’ prior notice and (b) three business days after the date that is the final day of the marketing period, or at such other place, date and time as Georgia Gulf and PPG agree. See “—Financing—Marketing Period.”

Georgia Gulf and PPG expect that the closing of the Distribution will occur on the same day as the closing of the Merger, and the closing of the Separation will occur at least two days prior to the closing of the Distribution.

At the closing of the Merger, Georgia Gulf and PPG will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger. The Merger will become effective at the time of filing of such certificate of merger or at such later time as Georgia Gulf, PPG, Splitco and Merger Sub may agree and provide in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Splitco common stock (except shares of Splitco common stock held by Splitco as treasury stock) will be automatically converted into a number of shares of Georgia Gulf common stock equal to the exchange ratio in the Merger. The exchange ratio in the Merger is equal to the greater of (a) 35,200,000 shares or (b) the product of (1) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (2) 1.02020202, divided by the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the Merger. Pursuant to an amendment to the Merger Agreement dated August 31, 2012, Splitco will authorize the issuance of a number of shares of Splitco common stock such that the total number of shares of Splitco common stock outstanding immediately prior to the Merger will be that number that results in the exchange ratio in the Merger equaling one. The calculation of the merger consideration as set forth in the Merger Agreement is expected to result, prior to the elimination of fractional shares, in PPG’s shareholders immediately prior to the Merger collectively holding at least 50.5% of the outstanding equity interests of Georgia Gulf immediately following the Merger and Georgia Gulf’s stockholders immediately prior to the Merger collectively holding no more than 49.5% of such equity interests, except as described below. See “The Transactions—Determination of Number of Shares of Splitco Common Stock to be Distributed to PPG Shareholders.”

Pursuant to a top-up provision in the Merger Agreement, in the event that counsel to PPG cannot deliver the Distribution Tax Opinion because, immediately after the Merger, the percentage of outstanding shares of Georgia Gulf common stock to be received by Splitco shareholders with respect to Splitco common stock that was not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code) would be less than 50.5% of all outstanding shares of Georgia Gulf common stock (determined before any adjustment pursuant to the top-up provision), then the aggregate number of shares of Georgia Gulf common stock into which the shares of Splitco common stock will be converted will be increased such that the number of shares of Georgia Gulf common stock to be received by Splitco shareholders with respect to such Splitco common stock that was not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code) will equal 50.5% of all outstanding shares of Georgia Gulf common stock. In such event, Splitco may increase the number of shares of Splitco common stock that it issues, in which case each share of Splitco common stock will be exchanged for the right to receive one share of Georgia Gulf common stock in the Merger, and Splitco’s stockholders immediately prior to the Merger could collectively hold in excess of 50.5% of the outstanding equity interests of Georgia Gulf immediately following the Merger. If such an increase is necessary solely by reason of actions of PPG, then the amount of the Special Distribution that Splitco distributes to PPG pursuant to the Separation Agreement will be adjusted as described in the Merger Agreement.

No fractional shares of Georgia Gulf common stock will be issued pursuant to the Merger. All fractional shares of Georgia Gulf common stock that a holder of shares of Splitco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the distribution agent, and the distribution agent will cause the whole shares obtained by such aggregation to be sold in the open market or otherwise as reasonably directed by PPG, and in no case later than five business days after the effective time of the Merger. The distribution agent will make available the net proceeds of the sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable following the Merger to the holders of Splitco common stock that would otherwise be entitled to receive such fractional shares of Georgia Gulf common stock in the Merger.

The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the Merger will be reduced by any applicable tax withholding.

Issuance of Splitco Common Stock to PPG

Pursuant to an amendment to the Merger Agreement dated August 31, 2012, Splitco will authorize the issuance of a number of shares of Splitco common stock such that the total number of shares of Splitco common stock outstanding immediately prior to the effective time of the Merger will equal the greater of (i) 35,200,000 shares or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (y) 1.02020202. However, pursuant to the amendment, in the event that counsel to PPG cannot deliver the Distribution Tax Opinion because, immediately after the Merger, the percentage of outstanding shares of Georgia Gulf common stock to be received by Splitco shareholders with respect to Splitco common stock that was not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code) would be less than 50.5% of all outstanding shares of Georgia Gulf common stock (determined before any adjustment pursuant to the top-up provision or the amendment), then, in lieu of an adjustment to the exchange ratio in the Merger contemplated by the top-up provision discussed above, Splitco may increase the number of shares of Splitco common stock that it issues, in which case the exchange ratio in the Merger will be fixed at one, such that the number of shares of Georgia Gulf common to be received by Splitco shareholders with respect to such Splitco common stock that was not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code) will equal 50.5% of all outstanding shares of Georgia Gulf common stock. If such an increase is necessary solely by reason of actions of PPG, then the amount of the Special Distribution that Splitco distributes to PPG pursuant to the Separation Agreement will be adjusted as described in the Merger Agreement.

Distribution of Per Share Merger Consideration

Prior to the effective time of the Merger, Georgia Gulf will deposit with the distribution agent certificates or book-entry authorizations representing the shares of Georgia Gulf common stock for the benefit of the PPG shareholders who received shares of Splitco common stock in the Distribution and for distribution in the Merger upon conversion of the Splitco common stock.

At the effective time of the Merger, all issued and outstanding shares of Splitco common stock will be converted into the right to receive shares of Georgia Gulf common stock as described above under “—Merger Consideration.” Immediately thereafter, the distribution agent will distribute the shares of Georgia Gulf common stock to each person who was entitled to receive Splitco common stock in the Distribution. Each person entitled to receive Splitco common stock in the Distribution will be entitled to receive in respect of such shares of Splitco common stock a certificate or book-entry authorization representing the number of whole shares of Georgia Gulf common stock that such holder has the right to receive pursuant to the Merger (and cash in lieu of fractional shares of Georgia Gulf common stock as described above under “—Merger Consideration”) (and any dividends or distributions and other amounts as described below under “—Distributions With Respect to Shares of Georgia Gulf Common Stock After the Effective Time of the Merger”).

Treatment of PPG Equity Awards

Each option to purchase shares of PPG common stock held by a current employee of the PPG Chlor-alkali and Derivatives Business that is scheduled to vest after December 31, 2013 will be converted into an option to purchase shares of Georgia Gulf common stock. Each such option will otherwise be subject to the same terms and conditions after the Merger as the terms and conditions applicable to such PPG option immediately prior to the Merger, subject to an adjustment to maintain the spread value of such option immediately before and after the Merger. The total number of shares of PPG common stock covered by PPG options that will convert into Georgia Gulf options will not exceed 75,700.

Each PPG performance based restricted stock unit award granted in 2011 and 2012, the vesting of which is based upon continued service and the satisfaction of performance goals, that is held by a current employee of the PPG Chlor-alkali and Derivatives Business will be converted into a restricted stock unit award of Georgia Gulf, the vesting of which will be based upon continued service and not the satisfaction of performance goals. The conversion of each PPG performance based restricted stock unit award into a restricted stock unit award of Georgia Gulf will be based on 150% of the target number of shares of PPG common stock subject to the award. Except as noted above, each converted restricted stock unit will be subject to the same terms and conditions applicable to such award immediately before the Merger and after the Merger, subject to an adjustment to maintain the value of the awards immediately before and after the Merger. The total number of shares of PPG common stock covered by PPG performance based restricted stock unit awards that will convert into Georgia Gulf restricted stock units will not exceed 25,750.

Distributions With Respect to Shares of Georgia Gulf Common Stock After the Effective Time of the Merger

No dividend or other distributions declared or made after the effective time of the Merger with respect to Georgia Gulf common stock with a record date after the effective time of the Merger will be paid with respect to any shares of Georgia Gulf common stock that are not able to be distributed by the distribution agent promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any such previously undistributed shares of Georgia Gulf common stock, the following amounts will be paid to the record holder of such shares of Georgia Gulf common stock, without interest:

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at the time of the Distribution, the amount of cash payable in lieu of fractional shares of Georgia Gulf common stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of Georgia Gulf common stock; and

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at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to the distribution of such shares and a payment date subsequent to the Distribution of such shares payable with respect to such whole shares of Georgia Gulf common stock.

Georgia Gulf is required under the Merger Agreement to deposit all such amounts with the distribution agent.

Termination of the Distribution Fund

Any portion of the amounts deposited with the distribution agent under the Merger Agreement (the “Distribution Fund”) that remains undistributed to the former stockholders of Splitco on the one-year anniversary of the effective time of the Merger will be delivered to Georgia Gulf upon demand, and any former stockholders of Splitco who have not received shares of Georgia Gulf common stock as described above may thereafter look only to Georgia Gulf for payment of their claim for Georgia Gulf common stock and any dividends, distributions or cash in lieu of fractional shares with respect to Georgia Gulf common stock (subject to any applicable abandoned property, escheat or similar law).

Post-Closing Georgia Gulf Board of Directors and Officers

The Merger Agreement provides that the Georgia Gulf board of directors will take all actions necessary such that, effective as of the effective time of the Merger, the Georgia Gulf board of directors will be increased by three members, and three persons selected by PPG and approved by the Nominating and Governance Committee of the Georgia Gulf board of directors will be elected by the Georgia Gulf board of directors to fill the vacancies created. In accordance with the Merger Agreement, these individuals will also be nominated for re-election to the board of directors of Georgia Gulf at Georgia Gulf’s 2013 annual meeting of stockholders.

Additionally, the executive officers of Georgia Gulf immediately prior to the consummation of the Merger are expected to be the executive officers of Georgia Gulf immediately following the consummation of the Merger.

Stockholders Meeting

Under the terms of the Merger Agreement, Georgia Gulf is required to call a meeting of its stockholders for the purpose of voting upon the issuance of shares of Georgia Gulf’s common stock in the Merger and related matters as promptly as practicable following the date on which the SEC has cleared this document and, if required by the SEC as a condition to the mailing of this document, the registration statement of Georgia Gulf has been declared effective. Georgia Gulf will ask its stockholders to vote on this matter at the special meeting of Georgia Gulf stockholders by delivering this document to its stockholders in accordance with applicable law and its organizational documents. Georgia Gulf is required to call such a stockholders meeting for the purpose of voting upon the issuance of shares of Georgia Gulf common stock in the Merger and related matters, regardless of whether the board of directors of Georgia Gulf has made a Change in Recommendation (as defined below).

Representations and Warranties

In the Merger Agreement, each of Georgia Gulf and Merger Sub has made representations and warranties to PPG and Splitco, and PPG has made representations and warranties to Georgia Gulf relating to Splitco and TCI. These representations and warranties relate to, among other things:

•	due organization, good standing and qualification;

•	capital structure;

•	authority to enter into the Merger Agreement (and Additional Agreements) and no conflicts with or violations of governance documents, other obligations or laws;

•	financial statements and absence of undisclosed liabilities;

•	absence of certain changes or events;

•	absence of investigations or litigation;

•	compliance with applicable laws;

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accuracy of information supplied for use in this document, the registration statement of Georgia Gulf filed by Georgia Gulf and the registration statement of Splitco filed by Splitco with respect to the Separation and the Distribution;

•	environmental matters;

•	tax matters;

•	employee benefit matters and compliance with the Employee Retirement Income Security Act of 1974;

•	labor matters;

•	intellectual property matters;

•	material contracts;

•	payment of fees to brokers or finders in connection with the Merger Agreement, the Separation Agreement and the Additional Agreements;

•	approval by the board of directors;

•	interests in real property;

•	human health and safety; and

•	the absence of any other representations.

Georgia Gulf and Merger Sub have also made representations and warranties to PPG and Splitco relating to the opinions of Georgia Gulf’s financial advisors, the required vote of Georgia Gulf stockholders on the transactions contemplated by the Merger Agreement (including the issuance of shares of Georgia Gulf’s common stock in the Merger), the absence of ownership by Georgia Gulf of any shares of PPG or Splitco common stock and the absence of any stockholder rights plan, “poison pill,” anti-takeover plan or other similar device. Georgia Gulf and Merger Sub have also made representations and warranties to PPG and Splitco relating to the financing contemplated by a commitment letter, dated as of July 18, 2012 (the “Splitco Commitment Letter”), with Barclays Bank PLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (the “Commitment Parties”).

PPG also made representations and warranties to Georgia Gulf relating to the sufficiency of assets contributed to Splitco, the absence of ownership by PPG or Splitco of any shares of Georgia Gulf capital stock and the financing contemplated by a commitment letter, dated as of July 18, 2012, with the Commitment Parties (the “PPG Commitment Letter”). See “Debt Financing—PPG Bridge Facility.” PPG has also made representations and warranties to Georgia Gulf regarding PPG’s authority to enter into the Merger Agreement (and the Additional Agreements), the absence of conflicts with or violations of governance documents, other obligations or laws and the payment of fees to brokers or finders in connection with the Merger Agreement, Separation Agreement and Additional Agreements. PPG has also made representations and warranties to Georgia Gulf relating to TCI. The representations and warranties regarding TCI relate to:

•	valid existence;

•	capital structure;

•	financial statements;

•	absence of certain changes or events;

•	absence of investigations or litigation;

•	compliance with applicable laws;

•	environmental matters; and

•	material contracts.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard, knowledge qualifications, or both, and none of the representations and warranties survive the effective time of the Merger. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the Merger Agreement, a material adverse effect means, with respect to Splitco or Georgia Gulf, as applicable, any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate with all such other changes, developments, events, occurrences, effects or states of facts is materially adverse to the business, financial condition or results of operations of the PPG Chlor-alkali and Derivatives Business taken as a whole (in the case of Splitco) or Georgia Gulf and its subsidiaries taken as a whole (in the case of Georgia Gulf). However, any change, development, event, occurrence, effect or state of facts arising out of or resulting from any of the following will be deemed either to constitute, or be taken into account in determining whether there is, a material adverse effect:

•	capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates;

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geopolitical conditions or any outbreak or escalation of hostilities, acts of war or terrorism occurring after the date of the Merger Agreement (except to the extent that such change, development, event, occurrence, effect or state of facts has a materially disproportionate effect on the PPG Chlor-alkali and Derivatives Business (in the case of Splitco) or Georgia Gulf and its subsidiaries taken as a whole (in the case of Georgia Gulf), as compared with other participants in the industries in which the PPG Chlor-alkali and Derivatives Business operates (in the case of Splitco) or Georgia Gulf and its subsidiaries operate (in the case of Georgia Gulf) (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there is a material adverse effect));

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any hurricane, tornado, flood, earthquake or other natural disaster occurring after the date of the Merger Agreement (except to the extent that such change, development, event, occurrence, effect or state of facts has a materially disproportionate effect on the PPG Chlor-alkali and Derivatives Business (in the case of Splitco) or Georgia Gulf and its subsidiaries taken as a whole (in the case of Georgia Gulf), as compared with other participants in the industries in which the PPG Chlor-alkali and Derivatives Business operates (in the case of Splitco) or Georgia Gulf and its subsidiaries operate (in the case of Georgia Gulf) (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there is, a material adverse effect));

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any change in applicable law or GAAP (or authoritative interpretation thereof) which is proposed, approved or enacted after the date of the Merger Agreement (except to the extent that such change, development, event, occurrence, effect or state of facts has a materially disproportionate effect on the PPG Chlor-alkali and Derivatives Business (in the case of Splitco) or Georgia Gulf and its subsidiaries taken as a whole (in the case of Georgia Gulf), as compared with other participants in the industries in which the PPG Chlor-alkali and Derivatives Business operates (in the case of Splitco) or Georgia Gulf and its subsidiaries operate (in the case of Georgia Gulf) (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there is, a material adverse effect));

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general conditions in the industries in which the PPG Chlor-alkali and Derivatives Business operates (in the case of Splitco) or Georgia Gulf and its subsidiaries operate (in the case of Georgia Gulf) (except to the extent that such change, development, event, occurrence, effect or state of facts has a materially disproportionate effect on the PPG Chlor-alkali and Derivatives Business (in the case of Splitco) or Georgia Gulf and its subsidiaries taken as a whole (in the case of Georgia Gulf), as compared with other participants in the industries in which the PPG Chlor-alkali and Derivatives Business operates (in the case of Splitco) or Georgia Gulf and its subsidiaries operate (in the case of Georgia Gulf) (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there is, a material adverse effect));

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the announcement and pendency of the Merger Agreement and the other Transactions, including any lawsuit in respect of the Merger Agreement, compliance with the covenants or agreements contained in the Merger Agreement, and, unless it involves (1) a breach by PPG of its representations and warranties related to Splitco’s authority to enter into the Merger Agreement (and the Additional Agreements) without conflicting with certain other obligations or requiring certain consents or approvals or (2) a breach by Georgia Gulf of its representations and warranties regarding its authority to enter into the Merger Agreement (and the Additional Agreements) without conflicting with certain other obligations or requiring certain consents or approvals, any loss of or change in relationship with any customer, supplier, distributor, or other business partner, or departure of any employee or officer, of the PPG Chlor-alkali and Derivatives Business (in the case of Splitco) or Georgia Gulf or any of its subsidiaries (in the case of Georgia Gulf); and

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in the case of Splitco, (1) any of the assets or liabilities not intended to be transferred, assigned or assumed as the case may be to or by Splitco pursuant to the Separation Agreement or (2) any labor dispute, labor arbitration proceeding or labor organizational effort pending or threatened or any slowdown or work stoppage in effect or threatened with respect to employees of Splitco, in any such case, so long as the plant at which any such labor dispute, labor arbitration proceeding, labor organization effort or slowdown or work stoppage is occurring continues to operate.

Conduct of Business Pending Closing

Each of the parties has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the effective time of the Merger. In general, each of Georgia Gulf, PPG (to the extent of the PPG Chlor-alkali and Derivatives Business only) and Splitco agrees that prior to the effective time of the Merger, except to the extent required by law, consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed), disclosed in their respective disclosure letters, or otherwise expressly permitted or contemplated by the Merger Agreement and the Additional Agreements, it will conduct its business in the ordinary course consistent with past practice, and use commercially reasonable efforts to conduct its operations in compliance with all applicable laws, and maintain its current business organization, maintain rights and franchises, keep available the services of its current officers and key employees and maintain its relationships with key customers and key suppliers. In addition, Georgia Gulf has agreed that prior to the effective time of the Merger, except to the extent required by law, disclosed in their respective disclosure letters, consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed except as otherwise indicated in the Merger Agreement) or otherwise expressly permitted or contemplated by the Merger Agreement and the Additional Agreements, it will not take the following actions:

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declaring dividends or making distributions in respect of any shares of its capital stock except for the declaration and payment of (1) regular quarterly cash dividends not in excess of $0.08 per share of Georgia Gulf common stock and (2) cash dividends or distributions paid on or with respect to a class of capital stock all of which shares of capital stock of the applicable corporation are owned directly or indirectly by Georgia Gulf;

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splitting, combining or reclassifying any capital stock or issuing or authorizing or proposing the issuance of any other securities in respect of, in lieu or, or in substitution for, shares of its capital stock; or redeeming, repurchasing otherwise acquiring, or permitting any subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock, except as required by the terms of the securities outstanding on the date of the Merger Agreement or any securities issued after the date of the Merger Agreement not in violation of the Merger Agreement or as required by the terms of a benefit plan;

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issuing, delivering, selling, or authorizing any shares of its capital stock or any securities convertible into or exchangeable for capital stock, other than (a) the issuance of shares of Georgia Gulf common stock upon the exercise of stock options or vesting of restricted stock units that are outstanding on the date of the Merger Agreement; (b) the issuance of stock by any wholly owned subsidiary of Georgia Gulf to its parent or another wholly owned subsidiary; and (c) granting stock options or granting restricted stock units with respect to up to 500,000 shares of Georgia Gulf common stock in the ordinary course of business, consistent with Georgia Gulf’s past practices;

•	amending its certificate of incorporation;

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acquiring or agreeing to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquiring or agreeing to acquire any material assets (excluding the acquisition of assets used in the operations of the business of Georgia Gulf and the Georgia Gulf Subsidiaries in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor), in any such case, if such acquisition would reasonably be expected to, individually or in the aggregate, prevent or materially delay satisfaction of any of the conditions to the Merger;

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except in the ordinary course of business, consistent with past practice or as specifically set forth in the Merger Agreement, selling, leasing, licensing, disposing of or otherwise encumbering assets (including the capital stock of its subsidiaries), but excluding, inventory and obsolete equipment in the ordinary course of business consistent with past practice or not in an amount exceeding $20.0 million in the aggregate;

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incurring any indebtedness or guaranteeing or otherwise becoming contingently liable for any indebtedness or issuing or selling any debt securities or warrants or rights to acquire any debt securities or entering into any material lease of real property or entering into any interest rate hedge, other than (1) under the Credit Agreement, dated as of December 22, 2009, by and among Georgia Gulf and Royal Group, Inc., as borrowers, the lenders party thereto, and General Electric Capital Corporation, as administrative agent, in an amount not to exceed $300.0 million and (2) in the ordinary course of business consistent with past practice and not exceeding $20.0 million in the aggregate;

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(1) granting any material increases in the compensation of any director, officer or employee, except in the ordinary course of business consistent with past practice; (2) paying or agreeing to pay to any director, officer or employee, whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, contracts or arrangements as in effect on the date of the Merger Agreement, except for the right to receive certain retention and bonus payments that are related to the transactions contemplated by the Merger Agreement that Georgia Gulf may agree to pay and pay to select executives and other employees, which will in no event exceed $10.0 million in the aggregate; (3) except in the ordinary course of business consistent with past practice, entering into any new, or materially amending any existing, employment or severance or termination, contract with any director, officer or employee; (4) accelerating the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (5) becoming obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date of the Merger Agreement, or amending any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder;

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establishing, adopting, terminating, entering into or amending any collective bargaining agreement or other arrangement with a labor union, labor organization or works council for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in each case, (1) as is necessary to comply with applicable law, or (2) as would not result in a material increase in the cost of maintaining such collective bargaining agreement or other arrangement;

•	authorizing, recommending, proposing or announcing an intention to adopt a plan of complete or partial liquidation or dissolution;

•	making any material change in accounting methods or year, except as required by law;

•	other than in the ordinary course consistent with past practice, making, changing or revoking any material tax elections or settling, compromising or abandoning any material tax liability;

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except in the ordinary course of business, consistent with past practice, settling or compromising any actions, suits, arbitrations or proceedings (including any employee grievances) or paying, discharging or satisfying any material claims, liabilities or obligations except (1) the payment, discharge or satisfaction (in accordance with their terms) of any such claims, liabilities or obligations reflected or reserved against in, or contemplated by Georgia Gulf’s financial statements or (2) settlement or compromise of litigation if it does not involve a grant of injunctive relief and any amounts paid (including as reimbursement of legal fees and expenses) does not exceed $5.0 million;

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entering into any joint venture, partnership or other similar business arrangement for the production of chlorine or caustic soda, or building or establishing a plant for the production of chlorine or caustic soda;

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entering into or amending any agreement or arrangement with any affiliate of Georgia Gulf or any subsidiary of Georgia Gulf (other than with wholly owned subsidiaries of Georgia Gulf) on terms less favorable to Georgia Gulf or such subsidiary of Georgia Gulf, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis;

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(1) terminating or failing to use commercially reasonable efforts to renew any material contract, (2) modifying, amending, waiving, releasing or assigning any material rights or claims thereunder, or (3) entering into certain material contracts not consistent with past practice, in each case except in the ordinary course of business or as required by law; or

•	agreeing or committing to do any of the foregoing actions.

In addition, each of PPG (to the extent of its PPG Chlor-alkali and Derivatives Business only) and Splitco has agreed that prior to the effective time of the Merger, except to the extent required by law, disclosed in their respective disclosure letters, consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed except as otherwise indicated in the Merger Agreement) or otherwise expressly permitted or contemplated by the Merger Agreement and the Additional Agreements, it will not take the following actions:

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splitting, combining or reclassifying any capital stock or issuing or authorizing or proposing the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or redeeming, repurchasing otherwise acquiring, or permitting any subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock, except as required by the terms of the securities outstanding on the date of the Merger Agreement or any securities issued after the date of the Merger Agreement not in violation of the Merger Agreement or as required by the terms of a benefit plan;

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issuing, delivering or selling, or authorizing any shares of capital stock, any debt with voting rights or any securities convertible into, or any rights, warrants or options to acquire, any such shares, debt with voting rights or convertible securities, including additional options or other equity-based awards that could be converted into any option to acquire such securities, other than the issuance of stock by any wholly owned subsidiary of Splitco to its parent or another wholly owned subsidiary;

•	amending the certificate of incorporation or bylaws, or similar organizational documents of an entity to be transferred as part of the PPG Chlor-alkali and Derivatives Business;

•

acquiring or agreeing to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof, in each case that would be an asset transferred to Splitco in the Separation (excluding the acquisition of assets used in the operations of the business of Splitco or its subsidiaries in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor);

•

except in the ordinary course of business, consistent with past practice or as specifically set forth in the Merger Agreement, selling, leasing, licensing, disposing of or otherwise encumbering assets (including the capital stock of certain subsidiaries), but excluding inventory and obsolete equipment in the ordinary course of business consistent with past practice or not exceeding $2.0 million in the aggregate;

•

incurring any indebtedness or guaranteeing or otherwise becoming contingently liable for any indebtedness or issuing or selling any debt securities or warrants or rights to acquire any debt securities or entering into any material lease of real property or entering into any interest rate hedge, other than (1) liabilities that would not be assumed by Splitco in the Separation, (2) liabilities incurred in the ordinary course of business consistent with past practice, or (3) other liabilities not exceeding $500,000 in the aggregate;

•

(1) granting any material increases in the compensation of any director, officer or employee, except in the ordinary course of business consistent with past practice; (2) paying or agreeing to pay to any director, officer or employee, whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, contracts or arrangements as in effect on the date of the Merger Agreement, except for the right to receive the retention and bonus payments for select employees of Splitco set forth in the Employee Matters Agreement; (3) except in the ordinary course of business consistent with past practice, entering into any new, or materially amending any existing, employment or severance or termination, contract with any director, officer or employee; or (4) becoming obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date of the Merger Agreement, or amending any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder, except with respect to an action that applies uniformly to all similarly situated employees of PPG and its subsidiaries;

•

establishing, adopting, terminating, entering into or amending any collective bargaining agreement or other arrangement with a labor union, labor organization or works council for the benefit of directors, officers or employees or any of their beneficiaries, except, in each case, (1) as is necessary to comply with applicable law, (2) as would not result in a material increase in the cost of maintaining such collective bargaining agreement or other arrangement, (3) in connection with an action that applies uniformly to all similarly situated employees of PPG and its subsidiaries, (4) as contemplated by the Employee Matters Agreement, or (5) as set forth in the disclosure letter delivered by PPG to Georgia Gulf immediately prior to the execution of the Merger Agreement;

•	authorizing, recommending, proposing or announcing an intention to adopt a plan of complete or partial liquidation or dissolution;

•	making any material change in accounting methods or year, except as required by law and to the extent it relates to the PPG Chlor-alkali and Derivatives Business;

•

other than in the ordinary course consistent with past practice, making, changing or revoking any material tax elections in respect of the PPG Chlor-alkali and Derivatives Business that would bind Splitco or a Splitco subsidiary for periods following the effective time of the Merger or settling, compromising or abandoning any material tax liability for which Splitco or a Splitco subsidiary would be responsible under the Tax Matters Agreement;

•

except in the ordinary course of business, consistent with past practice, settling or compromising any actions, suits, arbitrations or proceedings (including any employee grievances) or paying, discharging or satisfying any material claims, liabilities or obligations except (1) the payment, discharge or satisfaction (in accordance with their terms) of any such claims, liabilities or obligations reflected or reserved against in, or contemplated by, Splitco’s financial statements, or incurred in the ordinary course of business since the date of such financial statements or (2) settlement or compromise of litigation if it does not involve a grant of injunctive relief and any amounts paid (including as reimbursement of legal fees and expenses) do not exceed $2.0 million in the aggregate;

•

entering into or amending any agreement or arrangement that will be assumed by Splitco in the Separation with any affiliate of PPG or any subsidiary of PPG (other than Splitco or a subsidiary of Splitco);

•

(1) terminating or failing to use commercially reasonable efforts to renew any material contract (including any contract that provides for annual payments in excess of $2.0 million by or to Splitco), (2) modifying, amending, waiving, releasing or assigning any material rights or claims thereunder, or (3) entering into certain material contracts (including any contract that provides for annual payments in excess of $2.0 million by or to Splitco), in each case except in the ordinary course of business consistent with past practice or as required by law;

•	issuing to current Splitco employees any additional PPG stock options or PPG phantom stock unit awards that would be converted into Georgia Gulf stock options or Georgia Gulf phantom stock unit awards pursuant to the Merger Agreement, or modifying or waiving the terms of any such outstanding options or awards, or modifying or waiving the terms of any PPG stock plan as applied to any such outstanding options or awards;

•	failing to make certain capital expenditures for the PPG Chlor-alkali and Derivatives Business; or

•	agreeing or committing to do any of the foregoing actions.

Tax Matters

The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the tax-free status of: (1) the Separation and the Distribution; (2) the Merger; and (3) the receipt by PPG of the Debt Securities or the exchange by PPG of the Debt Securities in full satisfaction of debt obligations of PPG pursuant to the Debt Exchange. Additional representations, warranties and covenants relating to the tax-free status of the Transactions are contained in the Tax Matters Agreement. PPG, Splitco and Georgia Gulf agree to use their reasonable best efforts to (1) cause the Separation and the Distribution, taken together, to qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code; (2) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (3) facilitate the issuance of the Private Letter Ruling. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Other Agreements—Tax Matters Agreement.”

SEC Filings

The parties agreed to prepare appropriate documents, including a proxy statement of Georgia Gulf on Schedule 14A, a registration statement on Form S-4 of Georgia Gulf, and a registration statement on Form S-4 and S-1 (or such other appropriate registration form or forms to be designated by PPG) of Splitco and to file them with the SEC, and Georgia Gulf and Splitco, as the case may be, have agreed to use their reasonable best efforts to have these documents cleared by the SEC and have their respective registration statements declared effective by the SEC as promptly as reasonably practicable after such filings or at such other time as PPG, Splitco and Georgia Gulf may agree.

Georgia Gulf is required under the terms of the Merger Agreement to mail its proxy statement to its stockholders as promptly as practicable after the SEC clears that proxy statement and, if required by the SEC, the registration statements described above are declared effective.

If PPG elects to complete the Distribution by way of an exchange offer, Georgia Gulf, PPG and Splitco are required under the terms of the Merger Agreement to prepare, and PPG is obligated to file with the SEC, a Schedule TO as promptly as practicable after the date on which the registration statement with respect to the Separation and the Distribution is declared effective and to the extent such filing is required by applicable law.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to take or cause to be taken all action and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws to consummate the Merger as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and tax ruling requests and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any governmental authority. Additionally, each party to the Merger Agreement has agreed to take all reasonable steps as may be necessary to obtain all required approvals and to take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege in a manner so as to preserve the applicable privilege. Each party to the Merger Agreement has also agreed to (1) make all required filings under the HSR Act, (2) make appropriate filings, if required, with foreign regulatory authorities in accordance with applicable foreign competition laws with respect to the transactions contemplated by the Merger Agreement and (3) make all other necessary filings with any other governmental authority relating to the Merger. Each of Georgia Gulf and Merger Sub, on the one hand, and PPG and Splitco, on the other hand, have agreed to use its reasonable best efforts to (1) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (2) promptly inform the other party of any communication received by such party from the Antitrust Division of the Department of Justice, the Federal Trade Commission or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party and (3) permit the other party to review in advance any communication to be given by it to, and consult with each other in advance of any meeting or material telephone call with, the Antitrust Division of the Department of Justice, the Federal Trade Commission or any other governmental authority or in connection with any proceeding by a private party, with any other person, and give the other party the opportunity to attend and participate in such meetings and conferences.

In addition, each of the parties has agreed to take, or cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition or trade regulation law that may be asserted by any governmental authority with respect to the Merger so as to enable the closing of the Merger to occur as soon as reasonably possible, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Splitco (or Splitco’s subsidiaries) or Georgia Gulf (or Georgia Gulf’s subsidiaries), as applicable, or otherwise taking or committing to take actions that limit Splitco’s or its subsidiaries’ or Georgia Gulf’s or Georgia Gulf’s subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Splitco (or Splitco’s subsidiaries) or Georgia Gulf (or Georgia Gulf’s subsidiaries), in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the closing (provided that the effectiveness of any such sale, divestiture, license or disposition or action or commitment must be contingent on consummation of the Merger). However, the parties to the Merger Agreement will not have to take any such action that would result in, or would reasonably be expected to result in, a material adverse effect on the PPG Chlor-alkali and Derivatives Business, and PPG will not be required to agree to any sale, divestiture, licensing or disposition of any asset or business, or restriction or change in the ownership, conduct or operation of any assets or business that are not included in the PPG Chlor-alkali and Derivatives Business.

No Solicitation

The Merger Agreement contains detailed provisions restricting Georgia Gulf’s ability to seek an alternative transaction. Under these provisions, Georgia Gulf has agreed that it and its subsidiaries will not, and it will use reasonable best efforts to cause its and its subsidiaries’ officers, directors, employees, agents and representatives not to:

•	initiate or solicit, or knowingly facilitate, assist or encourage, directly or indirectly, any inquiries with respect to, or the encouragement or making of, any acquisition proposal;

•

except in limited circumstances, engage in negotiations or discussions with, furnish access to its properties, books and records or provide any information or data to, or cooperate with, any person relating to an acquisition proposal;

•	except in limited circumstances, approve, endorse or recommend, or propose publicly to approve, endorse or recommend, an acquisition proposal;

•

execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an acquisition proposal (other than a confidentiality agreement);

•	waive, terminate, modify or fail to enforce any provision of any “standstill” obligation of any person other than PPG;

•

take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation inapplicable to any transactions contemplated by an acquisition proposal; or

•	resolve, propose or agree to do any of the foregoing.

Georgia Gulf has also agreed to cease any solicitations, discussions or negotiations with any person that has made or indicated an intention to make an acquisition proposal (except PPG, Splitco and their respective representatives).

The Merger Agreement provides that the term “acquisition proposal” means any proposal regarding:

•

any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving Georgia Gulf, or involving any of its subsidiaries the assets of which constitute 25% or more of the total consolidated assets, or the revenues of which represent 25% or more of the total consolidated revenues, of Georgia Gulf and its subsidiaries, taken as a whole;

•

any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of any of the direct and indirect subsidiaries of Georgia Gulf) of Georgia Gulf and its subsidiaries, taken as a whole, constituting 25% or more of the total consolidated assets of Georgia Gulf and its subsidiaries, taken as a whole, or accounting for 25% or more of the total consolidated revenues of Georgia Gulf and its subsidiaries, taken as a whole, in any one transaction or in a series of transactions; or

•

any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any person involving 25% or more of the outstanding shares of Georgia Gulf common stock.

Notwithstanding the foregoing, prior to the vote of Georgia Gulf stockholders to approve the issuance of shares of Georgia Gulf’s common stock in the Merger, if Georgia Gulf receives a bona fide written acquisition proposal that did not result from a breach of the restrictions described in this section entitled “—No Solicitation” and the Georgia Gulf board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor, that such acquisition proposal could reasonably lead to the receipt of a superior proposal, Georgia Gulf may furnish certain information pursuant to a confidentiality agreement that contains provisions that are no less restrictive to such person, and no less favorable to Georgia Gulf, than those contained in the confidentiality agreement between Georgia Gulf and PPG or participate in discussions or negotiations with the person making the relevant acquisition proposal. All information that is provided to the person making the acquisition proposal must have been previously provided or made available to PPG or provided or made available to PPG substantially concurrently with the time it is so furnished to the person making the acquisition proposal.

The Merger Agreement provides that the term “superior proposal” means any bona fide written offer made by a third party to acquire, directly or indirectly, by merger, consolidation or other business combination or other similar acquisition transaction, for consideration consisting of cash and/or securities, at least a majority of the shares of the Georgia Gulf common stock then outstanding or all or substantially all of the assets of Georgia Gulf and the subsidiaries of Georgia Gulf, with respect to which the Georgia Gulf board of directors (after consultation with outside legal counsel and a financial advisor) has determined in its good faith judgment that the consummation of the transactions contemplated by such written offer (x) would be more favorable to Georgia Gulf’s stockholders than the Merger, after taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed in writing by PPG to Georgia Gulf in response to such proposal or otherwise) and (y) would be reasonably likely to be completed on the terms proposed on a timely basis, taking into account all financial, legal, regulatory and other aspects of such proposal.

The Merger Agreement provides that Georgia Gulf will promptly, and in any event within one business day after receipt, notify PPG of the receipt by Georgia Gulf of an acquisition proposal and provide to PPG copies of any written materials evidencing such proposal, and Georgia Gulf must keep PPG reasonably informed of the status and material terms and conditions of any such acquisition proposal. Georgia Gulf must also promptly provide to PPG (and in any event within one business day) any material modification to the terms of any acquisition proposal and must notify PPG of any determination by the Georgia Gulf board of directors that an acquisition proposal constitutes a superior proposal.

Neither Georgia Gulf nor any of its subsidiaries may enter into any contract that prohibits Georgia Gulf from complying with its obligations in the sections of this document entitled “The Merger Agreement—No Solicitation” and “The Merger Agreement—Board Recommendation.”

Board Recommendation

Georgia Gulf has agreed in the Merger Agreement that it and its board of directors will not:

•

withhold, withdraw, amend, change, qualify or modify in a manner adverse to PPG, or publicly propose to withhold, withdraw, amend, change, qualify or modify in a manner adverse to PPG, its recommendation that Georgia Gulf’s stockholders vote in favor of the issuance of shares of Georgia Gulf’s common stock in the Merger;

•

approve, endorse, adopt or recommend to Georgia Gulf’s stockholders any acquisition proposal, or publicly propose to approve, adopt or recommend to Georgia Gulf’s stockholders any acquisition proposal; or

•

enter into any agreement, letter of intent, or agreement in principle requiring Georgia Gulf to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder.

Notwithstanding the foregoing, the Georgia Gulf board of directors, at any time prior to obtaining stockholder approval of the issuance of shares of Georgia Gulf’s common stock in the Merger, (1) may withhold, withdraw, amend, change, qualify or modify in a manner adverse to PPG, or publicly propose to withhold, withdraw, amend, change, qualify or modify in a manner adverse to PPG, its recommendation that Georgia Gulf’s stockholders vote in favor of the issuance of shares of Georgia Gulf common stock pursuant to the Merger, or (2) approve, endorse, adopt or recommend to Georgia Gulf’s stockholders any acquisition proposal, or publicly propose to approve, adopt or recommend to Georgia Gulf’s stockholders any acquisition proposal, if the following conditions are satisfied:

•

the Georgia Gulf board of directors has received a bona fide written acquisition proposal that it determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes a superior proposal; and

•

the Georgia Gulf board of directors has determined in good faith (after consultation with outside legal counsel) that the failure to (1) withhold, withdraw, amend, change, qualify or modify in a manner adverse to PPG, or publicly propose to withhold, withdraw, amend, change, qualify or modify in a manner adverse to PPG, its recommendation that Georgia Gulf’s stockholders vote in favor of the issuance of shares of Georgia Gulf’s common stock in the Merger or (2) approve, endorse, adopt or recommend to Georgia Gulf’s stockholders any acquisition proposal, or publicly propose to approve, adopt or recommend to Georgia Gulf’s stockholders any acquisition proposal, would be reasonably likely to constitute a breach of its fiduciary duties under applicable law.

Georgia Gulf and its board of directors may not take the actions described above (a “Change in Recommendation”) unless:

•

Georgia Gulf has notified PPG in writing of its intention to take such action at least five business days prior to taking such action, which notice must include certain information required by the Merger Agreement;

•

if requested by PPG, Georgia Gulf and its representatives must have made themselves available to discuss with PPG and its representatives any proposed modifications to the terms and conditions of the Merger Agreement and negotiated in good faith with PPG during the notice period to enable PPG to propose changes to the terms of the Merger Agreement intended to cause the superior proposal to no longer constitute a superior proposal;

•

the Georgia Gulf board of directors must have considered in good faith (after consultation with legal counsel and a financial advisor) any changes to the Merger Agreement proposed in writing by PPG and determined that the superior proposal would continue to constitute a superior proposal if such changes were to be given effect; and

•

in the event of any change to any of the financial terms (including the form or amount of consideration) or any material terms of the superior proposal, Georgia Gulf must, in each case, have delivered to PPG an additional notice and copies of the relevant proposed transaction agreement and other material documents, and a new three business day notice period will commence upon such delivery, during which time the above described obligations will generally apply (provided that, if any superior proposal is received less than five business days prior to, or changes to the superior proposal are proposed less than three business days prior to, the meeting of Georgia Gulf’s stockholders, then the five business day or three business day period, as applicable, contemplated above will be shortened such that it will expire as of the close of business on the day preceding the stockholders meeting, unless such stockholders meeting is postponed).

The Merger Agreement provides that Georgia Gulf is not prohibited from (1) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (2) making any disclosure to its stockholders if the Georgia Gulf board of directors determines in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with applicable law.

Financing

Under the Separation Agreement, PPG agreed to use its commercially reasonable efforts to take such steps as may be necessary to permit the conveyance by PPG of the TCI Interests to Splitco in the Separation. If PPG does not convey the TCI Interests to Splitco in the Separation, then the Special Distribution will be reduced by $130.0 million.

Splitco Financing

Pursuant to the Separation Agreement and in connection with the Separation, PPG is entitled to receive the Special Distribution immediately prior to the Distribution. The cash portion of the Special Distribution will consist of approximately $225.0 million in cash unless PPG elects to (a) reduce such amount prior to the commencement of the marketing period described below (but in no event will such cash portion be less than $200.0 million exclusive of the $12.0 million to be added if the TCI Interests are conveyed to Splitco in the Separation) or (b) increase such amount after considering in good faith the estimated adjusted tax bases of the assets to be transferred by PPG to Splitco and the estimated amount of liabilities to be assumed by Splitco in the Separation (but in no event will such cash portion be greater than $260.0 million exclusive of the $12.0 million to be added if the TCI Interests are conveyed to Splitco in the Separation). Simultaneously with the execution of the Merger Agreement, Georgia Gulf (on behalf of Splitco) entered into the Splitco Commitment Letter providing for new term loans under the Term Facility in an aggregate principal amount of approximately $225.0 million, the proceeds of which will be used to finance the cash portion of the Special Distribution (the “Splitco Financing”) and pay the fees and expenses incurred in connection with the Transactions. Following the consummation of the Transactions, Georgia Gulf and certain of its subsidiaries will guarantee the term loans under the Term Facility. See “Debt Financing—Senior Secured Term Loan Facility.”

The Merger Agreement provides that if any portion of the Splitco Financing becomes unavailable on the terms and conditions contemplated in the Splitco Commitment Letter and the related fee letters, Georgia Gulf and Splitco will use their reasonable best efforts to arrange alternative debt financing for the purposes of the Splitco Financing in an amount not less than the cash portion of the Special Distribution. Georgia Gulf may also, with PPG’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), arrange for alternative financing for the Splitco Financing from a third party or parties if the alternative financing meets certain criteria provided in the Merger Agreement. In addition, Georgia Gulf will be responsible for all out-of-pocket, third party fees and expenses related to the Splitco Financing.

PPG Financing

In addition to the cash distributed in the Special Distribution, the Special Distribution will also consist of debt instruments of Splitco having a principal amount equal to (a) $900.0 million (minus $130.0 million if the TCI Interests are not transferred to Splitco in the Separation) less (b) the amount of cash distributed in the Special Distribution, subject to adjustment as described in the Separation Agreement and the Merger Agreement. Simultaneously with the execution of the Merger Agreement, PPG entered into the PPG Commitment Letter providing for senior unsecured bridge loans that are expected to be approximately $675.0 million (the “PPG Debt”). The parties to the Merger Agreement anticipate that the PPG Debt will be issued by PPG at least five days prior to the date of the special meeting (or, if later, five days before the date PPG’s board of directors declares the distribution of Splitco stock effecting the Distribution or five days before the date of the commencement of the exchange offer).

PPG anticipates that it will exchange the Splitco debt instruments in the form of Debt Securities in full satisfaction of the PPG Debt that will be incurred by PPG prior to the Distribution. In the event certain conditions are satisfied (including consummation of the Separation and the Merger in accordance with the Merger Agreement and the Separation Agreement) and the PPG Debt has not been repaid in full prior to the date the Merger closes because the Debt Securities could not be placed with an interest rate below an agreed cap, the PPG Debt will be repaid on the date the Merger closes with the Exchange Loans or Exchange Notes in full satisfaction of such PPG Debt. Pursuant to the Merger Agreement, each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to cause the Debt Exchange to be consummated with the holders of the PPG Debt. Consummation of the Debt Exchange is a condition to the consummation of the Merger. See “—Conditions to the Merger.”

The Merger Agreement provides that PPG may not agree to amend or modify the PPG Commitment Letter without the prior written consent of Georgia Gulf if such amendments or modifications would reasonably be expected to reduce the amount of the PPG Debt below an amount equal to $900.0 million (minus $130.0 million if the TCI Interests are not transferred to Splitco in the Separation) less the amount of cash distributed in the Special Distribution. The Merger Agreement also provides that if any portion of the PPG Debt becomes unavailable on the terms and conditions contemplated in the PPG Commitment Letter, Georgia Gulf and PPG will use their reasonable best efforts to arrange alternative debt financing for the purposes of the PPG Debt in an amount not less than an amount equal to $900.0 million (minus $130.0 million if the TCI Interests are not transferred to Splitco in the Separation) less the amount of cash distributed in the Special Distribution. In addition, Georgia Gulf will be responsible for all out-of-pocket, third party fees and expenses related to the PPG Debt.

Marketing Period

Georgia Gulf is entitled to a marketing period prior to the closing of the Merger to provide it a reasonable and appropriate period of time during which it can market and place the Debt Securities contemplated by the Merger Agreement.

For the purposes of the Merger Agreement, “marketing period” means the first period of 20 consecutive business days (or 15 consecutive business days if commenced on or after January 2, 2013) commencing after the date of the Merger Agreement and throughout which:

•

Georgia Gulf shall have previously received from Splitco all of the “required financial information” (consisting of certain financial information of Splitco required to be provided by Splitco under the

Merger Agreement) and during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulations S-X and S-K under the Securities Act; and

•

the mutual conditions to each party’s obligation to effect the Merger shall have been satisfied or waived, and nothing has occurred and no condition exists that would cause any of the conditions to PPG’s and Splitco’s obligation to effect the Merger (other than the condition relating to the Debt Exchange) to fail to be satisfied.

For purposes of determining the marketing period, (1) November 23, 2012 will not be deemed to be a business day and (2) the entirety of the marketing period must occur prior to December 19, 2012, or after January 2, 2013 (provided that, in the case of this clause (2), the marketing period must be completed prior to February 14, 2013 or otherwise not commence until the audited financial statements of both Georgia Gulf and Splitco for the fiscal year ending December 31, 2012 are available). In addition, in any event, the marketing period will not be deemed to have commenced if prior to the completion of the marketing period:

•

Splitco’s auditors have withdrawn their audit opinion contained in the required financial information, in which case the marketing period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by Splitco’s auditors or another independent public accounting firm reasonably acceptable to Georgia Gulf;

•

the financial statements included in the required financial information that is available to Georgia Gulf on the first day of the marketing period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period, or not sufficient for the underwriters or initial purchasers of the Debt Securities to receive a customary comfort letter, in which case the marketing period shall not be deemed to commence until the receipt by Georgia Gulf of updated required financial information that would be required under Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive business day period; or

•

PPG or Splitco issues a public statement indicating its intent to restate any historical financial statements of Splitco or that any such restatement is under consideration or may be a possibility, in which case the marketing period shall not be deemed to commence unless and until such restatement has been completed and the relevant SEC reports have been amended or PPG has announced that it has concluded that no restatement shall be required in accordance with GAAP.

The marketing period shall end on any earlier date that is the date on which the Splitco Financing is funded.

Covenant Not to Compete

PPG has agreed that, for two years after the date of the effective time of the Merger, it and its subsidiaries will not engage in any of the businesses in which the PPG Chlor-alkali and Derivatives Business is engaged in as of the effective date of the Merger (the “Restricted Business”) anywhere throughout the world without the prior written consent of Georgia Gulf. Notwithstanding the foregoing:

•

none of PPG and its subsidiaries will be prohibited from engaging in the business conducted by PPG or its subsidiaries (excluding the PPG Chlor-alkali and Derivatives Business) on the effective date of the Merger;

•	none of PPG and its subsidiaries will be prohibited from owning 5% or less of any class of capital stock or other equity interest of any person engaged in the Restricted Business;

•	if PPG completes a business combination transaction with a person, which transaction results in the holders of the voting securities of PPG outstanding immediately prior to the consummation of such transaction owning less than 50% of the voting power of the voting securities of PPG or the surviving entity in the transaction or any parent of such entity outstanding immediately after the consummation of such transaction, the acquiror or any of its subsidiaries or affiliates (but not PPG or any of its subsidiaries) may engage in any Restricted Business;

•

PPG may acquire interests in or securities of any person as an investment by their pension funds or funds of any other benefit plan of PPG whether or not such person is engaged in any Restricted Business;

•

PPG may acquire interests in or securities of any person that derived 20% or less of its total revenues in its most recent fiscal year from activities that constitute Restricted Businesses (provided that such person may not use the PPG name in connection with the activities that constitute Restricted Businesses);

•	PPG may perform its obligations under the Merger Agreement and the Transaction Agreements; and

•	if the TCI Interests are not transferred to Splitco, PPG may continue to hold the TCI Interests and take any actions in connection with its ownership in TCI.

Non-Solicitation of Employees

PPG and Georgia Gulf have each agreed that, for two years following the date of closing of the Merger, it will not, without the prior written consent of the other party, solicit to hire, hire or enter into a consulting agreement with, certain employees of the other party. The restrictions in the preceding sentence shall not apply to general solicitations (such as advertisements) for employment placed by a party or such party’s subsidiary and not specifically targeted at the other party’s employees. In addition, neither party is restricted from responding to or hiring any employee of the other party or such party’s subsidiaries who contacts the other party without any prior solicitation (other than as under the general solicitation exception described above).

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•

audited financial statements for the PPG Chlor-alkali and Derivatives Business that PPG is required to provide to Georgia Gulf as soon as reasonably practicable after the date of the Merger Agreement, financial statements for periods not covered by such audited financial statement that PPG is required to provide after the end of the applicable fiscal period, and monthly financial statements that PPG is required to provide promptly after the end of each calendar month;

•	Georgia Gulf’s intention to pay quarterly dividends after the closing of the Merger at no less than $0.32 per share of Georgia Gulf common stock per annum;

•	actions to be taken by the independent auditors of each of Georgia Gulf and PPG;

•	guarantee agreements to be entered into by Georgia Gulf to the extent required to obtain a release of a guarantee of PPG or any of its subsidiaries as contemplated by the Separation Agreement;

•

Splitco authorizing the issuance of a number of shares of Splitco common stock such that the total number of shares of Splitco common stock outstanding immediately prior to the effective time of the Merger will equal the total number of shares of PPG common stock outstanding immediately prior to the effective time of the Merger;

•	avoiding the application of any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation;

•	a prohibition against exercising any options to purchase Georgia Gulf common stock during the three business days prior to the effective date of the Merger;

•	any press release or public announcement relating to the Transactions;

•

the defense of any litigation that may arise with respect to the Transactions, in connection with which none of PPG, Splitco or Georgia Gulf will settle any action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party without having previously consulted with the other parties;

•

advising the other parties if the representations and warranties of the party in the Merger Agreement have become untrue or inaccurate or if the party has failed to comply with or satisfy in any material respect any covenant, condition or agreement that could be complied with or satisfied by it at such time under the Merger Agreement (provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement);

•	access to each other’s officers, employees, accountants, properties and records;

•

steps required to be taken to cause any disposition of Splitco common stock or acquisitions of Georgia Gulf common stock resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Georgia Gulf or Splitco to be exempt under Rule 16b-3 promulgated under the Exchange Act; and

•

the parties’ obligation between the signing of the Merger Agreement and the Separation to negotiate in good faith to agree upon definitive terms for certain agreements related to the Transactions, including the Transition Services Agreement and the Shared Facilities, Services and Supply Agreement, among others, and that all pricing for the services provided under such agreements will be consistent with the economics in the financial statements of the PPG Chlor-alkali and Derivatives Business provided by PPG to Georgia Gulf prior to the signing of the Merger Agreement.

Conditions to the Merger

The obligations of Georgia Gulf, PPG, Merger Sub and Splitco to consummate the Merger are subject to the satisfaction of the following conditions:

•	the consummation of the Separation and the Distribution in accordance with (1) the Separation Agreement, (2) the Private Letter Ruling and (3) the Distribution Tax Opinion;

•	the expiration or termination of any applicable waiting period under the HSR Act;

•	the receipt of certain approvals or notices under the Competition Act (Canada);

•	the effectiveness of the registration statement of Georgia Gulf and the registration statement of Splitco and the absence of any stop order or proceedings seeking a stop order with respect thereto;

•

the receipt of all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of Georgia Gulf common stock to be issued pursuant to the Merger, and the effectiveness of such permits and authorizations;

•	the approval for listing on the NYSE of the shares of Georgia Gulf common stock and such other shares required to be reserved for issuance pursuant to the Merger;

•	the approval by Georgia Gulf stockholders of the issuance of shares of Georgia Gulf’s common stock in the Merger; and

•	the absence of court orders or orders of other governmental authorities prohibiting the Separation, the Distribution or the Merger.

The conditions listed above are referred to as the “Joint Conditions to the Merger.”

PPG’s and Splitco’s obligation to effect the Merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the performance or compliance in all material respects by Georgia Gulf of all obligations and covenants required to be performed or complied with by it prior to the effective time of the Merger;

•	the truth and correctness in all material respects of Georgia Gulf’s representations and warranties, subject to specified materiality thresholds, as of the closing date of the Merger;

•

the receipt by PPG of a certificate, dated as of the effective time of the Merger, of a senior officer of Georgia Gulf certifying the satisfaction by Georgia Gulf of the conditions described in the preceding two bullet points;

•	the receipt by PPG and Splitco of the Merger Tax Opinion from PPG’s tax counsel, dated as of the closing date of the Merger;

•	the receipt by PPG and Splitco of the Private Letter Ruling, in form and substance reasonably satisfactory to PPG and Splitco, which ruling is still valid and in full force and effect; and

•

the consummation of the Debt Exchange in full satisfaction of the PPG Debt in an amount equal to (a) $900.0 million (minus $130.0 million if the TCI Interests are not transferred to Splitco in the Separation) less (b) the amount of cash distributed in the Special Distribution, subject to adjustment as described in the Separation Agreement and the Merger Agreement.

We refer to the conditions listed above as the “Additional Conditions to the Merger for PPG’s Benefit.”

Georgia Gulf’s and Merger Sub’s obligation to effect the Merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the performance or compliance in all material respects by PPG and Splitco of all obligations and covenants required to be performed or complied with by them prior to the effective time of the Merger;

•	the truth and correctness in all material respects of PPG’s representations and warranties, subject to specified materiality thresholds, as of the closing date of the Merger;

•

the receipt by Georgia Gulf of a certificate, dated as of the effective time of the Merger, of a senior officer of each of PPG and Splitco certifying the satisfaction by PPG and Splitco of the conditions described in the preceding two bullet points;

•	the receipt by Georgia Gulf of a Merger Tax Opinion from Georgia Gulf’s tax counsel, dated as of the closing date of the Merger;

•

the entry by Splitco and PPG (or a subsidiary of Splitco and PPG) into the Separation Agreement and applicable Additional Agreements and, to the extent applicable, performance in all material respects by Splitco and PPG of all obligations under the Separation Agreement and the applicable Additional Agreements to be performed prior to the effectiveness of these Additional Agreements; and

•

the achievement of certain targets for the income before income taxes of the PPG Chlor-alkali and Derivatives Business for the fiscal years 2010 and 2011 as reported in the audited combined financial statements of the PPG Chlor-alkali and Derivatives Business for fiscal years 2010 and 2011 when delivered pursuant to the Merger Agreement (the “Income Before Taxes Targets”).

We refer to the conditions listed above as the “Additional Conditions to the Merger for Georgia Gulf’s Benefit.”

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Merger by the mutual written consent of PPG and Georgia Gulf. Also, subject to specified qualifications and exceptions, either PPG or Georgia Gulf may terminate the Merger Agreement at any time prior to the consummation of the Merger if:

•	the Merger has not been consummated by May 18, 2013;

•

any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the Transactions, and the order, decree, ruling or other action has become final and nonappealable; or

•

Georgia Gulf’s stockholders failed to approve the issuance of shares of Georgia Gulf’s common stock in the Merger at the Georgia Gulf special meeting (including any adjournment, continuation or postponement of the Georgia Gulf special meeting).

In addition, subject to specified qualifications and exceptions, PPG may terminate the Merger Agreement if:

•

Georgia Gulf has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would result in a failure of a Joint Condition or an Additional Condition to the Merger for PPG’s Benefit and (2) cannot be cured by May 18, 2013; or

•	the Georgia Gulf Board of Directors has effected a Change in Recommendation.

In addition, subject to specified qualifications and exceptions, Georgia Gulf may terminate the Merger Agreement if:

•

either PPG or Splitco has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would result in a failure of a Joint Condition or an Additional Condition to the Merger for Georgia Gulf’s Benefit and (2) the failure cannot be cured by May 18, 2013; or

•

PPG has not delivered the audited combined financial statements of the PPG Chlor-alkali and Derivatives Business for fiscal years 2010 and 2011 by the date that is 120 days after the date of the Merger Agreement, or, upon delivery of such financial statements, the Income Before Taxes Targets are not met.

If the Merger Agreement is terminated, the Merger Agreement will terminate without any liability on the part of any party except as described below in the section of this document entitled “—Termination Fee Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for fraud or willful breach of the Merger Agreement or the Separation Agreement prior to termination.

Termination Fee Payable in Certain Circumstances

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, certain termination fees may be payable. The circumstances under which termination fees may be payable include:

•

(A) if an acquisition proposal with respect to Georgia Gulf has been made to Georgia Gulf or its stockholders, or such acquisition proposal becomes publicly known or any person has publicly announced an intention to make an acquisition proposal, and (B) thereafter the Merger Agreement is terminated (1) by either party because the Merger has not been consummated by May 18, 2013, (2) by PPG due to a breach by Georgia Gulf of its covenants under the Merger Agreement or (3) by either party after a failure to obtain the approval by Georgia Gulf stockholders of the issuance of shares of Georgia Gulf’s common stock in the Merger (and, in the case of this clause (3) only, such acquisition proposal or such announcement of an intention to make an acquisition proposal is publicly known and has not been irrevocably withdrawn at least five days prior to the Georgia Gulf stockholders meeting), and (C) within twelve months after such termination of the Merger Agreement, any acquisition of Georgia Gulf is consummated or any definitive agreement with respect to such acquisition is entered into, then, in any such case, Georgia Gulf must pay PPG a termination fee of $24.5 million;

•

if the Merger Agreement is terminated by PPG following a Change in Recommendation by the Georgia Gulf Board of Directors that the stockholders of Georgia Gulf vote in favor of the issuance of shares of Georgia Gulf’s common stock in the Merger, Georgia Gulf must pay PPG a termination fee of $24.5 million;

•

if the Merger Agreement is terminated after a failure to obtain the approval by Georgia Gulf stockholders of the issuance of shares of Georgia Gulf’s common stock in the Merger, Georgia Gulf must reimburse PPG and Splitco for their expenses in connection with the Transactions not to exceed an amount agreed upon by the parties; and

•

if the Merger Agreement is terminated because PPG has not delivered the financial statements of the PPG Chlor-alkali and Derivatives Business for fiscal years 2010 and 2011 by the date that is 120 days after the date of the Merger Agreement, or, upon delivery of such financial statements, the Income Before Taxes Targets are not met, PPG must reimburse Georgia Gulf for its expenses in connection with the Transactions not to exceed an amount agreed upon by the parties.

Expenses

The Merger Agreement provides that, except as described immediately above and in the section of this document entitled “—Financing,” each party will pay its own fees and expenses in connection with the Merger Agreement, the Merger and the other Transactions, except expenses that are to be shared equally by PPG and Georgia Gulf, which include:

•

certain expenses incurred in connection with the filing, printing and mailing of this document, a registration statement to effect registration of the shares of Splitco common stock to be issued in connection with the Distribution and the registration statement of Georgia Gulf relating to the shares of its common stock to be issued in the Merger; and

•	filing fees paid pursuant to the HSR Act and appropriate filings, if required, with foreign regulatory authorities.

In addition, any fees and expenses incurred in connection with seeking third-party consents will be paid as set forth in the Separation Agreement. Georgia Gulf will be responsible for all out-of-pocket costs, third party fees and expenses related to the Splitco Financing and the PPG Debt.

Specific Performance

If there is any actual or threatened default in, or breach of, any of the terms, conditions and provisions of the Merger Agreement or any of the other Transaction Agreements, the party who is, or is to be, aggrieved will have the right to specific performance of the transactions contemplated by the Merger Agreement or such other Transaction Agreement and injunctive or other equitable relief in respect of its rights under the Merger Agreement or the other Transaction Agreements, in addition to any and all other rights and remedies at law or in equity.

Other Transaction Agreements

Any provisions affecting PPG and Georgia Gulf, respectively, found in certain other agreements executed in connection with the Transactions (including, among others, the Separation Agreement, the Employee Matters Agreement, the Transition Services Agreement and the Tax Matters Agreement) shall be binding upon PPG and Georgia Gulf, respectively, as if they were parties thereto.

Amendments

The Merger Agreement may be amended by the parties at any time before or after the stockholders of Georgia Gulf approve the issuance of the shares of Georgia Gulf common stock in the Merger, but after such approval, no amendment which by law or under the rules of any relevant stock exchange or automated inter-dealer quotation system requires further stockholder approval may be made to the Merger Agreement without obtaining such further approval. All amendments to the Merger Agreement must be in writing and signed by each party.

THE SEPARATION AGREEMENT

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, dated as of July 18, 2012, which is incorporated by reference in this document. Stockholders of PPG and Georgia Gulf are urged to read the Separation Agreement in its entirety. This description of the Separation Agreement has been included to provide PPG shareholders and Georgia Gulf stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this document. It is not intended to provide any other factual information about Georgia Gulf, Merger Sub, PPG or Splitco. Information about Georgia Gulf, Merger Sub, PPG and Splitco can be found elsewhere in this document and in the documents incorporated by reference into this document. See also “Where You Can Find More Information; Incorporation by Reference.”

Descriptions regarding the assets and liabilities conveyed to Splitco and retained by PPG contained in the Separation Agreement are qualified by certain information that has been exchanged between PPG and Splitco and that is not reflected in the Separation Agreement. Accordingly, PPG shareholders and Georgia Gulf stockholders should not rely on the general descriptions of assets and liabilities in the Separation Agreement, as they may have been modified in important ways by the information exchanged between PPG and Georgia Gulf.

Overview

The Separation Agreement provides for the Separation of the PPG Chlor-alkali and Derivatives Business from PPG. Among other things, the Separation Agreement specifies which assets of PPG and certain of its subsidiaries related to the PPG Chlor-alkali and Derivatives Business are to be transferred to, and which liabilities of PPG and certain of its subsidiaries related to the PPG Chlor-alkali and Derivatives Business are to be assumed by, Splitco and its subsidiaries, and sets forth when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which PPG and Splitco will become separate and independent companies. The matters addressed by the Separation Agreement include, without limitation, the matters described below.

In consideration for the conveyance by PPG of the specified assets and liabilities relating to the PPG Chlor-alkali and Derivatives Business, Splitco will:

•	issue to PPG shares of Splitco common stock which, along with any other shares of Splitco common stock owned by PPG, will constitute all of the outstanding stock of Splitco; and

•	make the Special Distribution to PPG.

Issuance of Splitco Common Stock to PPG Shareholders

In consideration for the conveyance by PPG of the specified assets and liabilities relating to the PPG Chlor-alkali and Derivatives Business (1) the Splitco board of directors and PPG, as Splitco’s sole shareholder, will adopt an amendment to Splitco’s certificate of incorporation to increase the authorized shares of Splitco common stock, and Splitco will issue to PPG a number of shares of Splitco common stock, which together with the shares of Splitco common stock already owned by PPG, will constitute all of the issued and outstanding shares of Splitco common stock outstanding at the effective time of the Separation and (2) the Splitco board of directors will establish a record date preceding the Distribution and authorize Splitco to distribute to PPG the Special Distribution, which will be payable no later than immediately prior to the Distribution.

Transfer of the Assets and Assumption of Liabilities

Generally, subject to the terms and conditions contained in the Separation Agreement:

•

PPG or a subsidiary of PPG will transfer to Splitco or a subsidiary of Splitco generally all assets primarily relating to the PPG Chlor-alkali and Derivatives Business, and Splitco or a subsidiary of Splitco will generally assume all liabilities related primarily to the PPG Chlor-alkali and Derivatives Business;

•	PPG will retain all assets and liabilities that are not transferred to Splitco in the Separation; and

•	following the Distribution, the parties will transfer any misallocated assets or liabilities to such other party as such party would have been entitled to under the Separation Agreement.

The assets to be transferred or assigned to Splitco or one of its subsidiaries include the following, to the extent they are owned by PPG or its subsidiaries at the effective time of the Separation:

•

all inventories of materials, parts, raw materials, packaging materials, stores, supplies, work-in-process, goods in transit, and finished goods and products that are, in each case, used or held for use primarily in the PPG Chlor-alkali and Derivatives Business;

•	certain real property used in the PPG Chlor-alkali and Derivatives Business;

•

all contracts that are related primarily to the PPG Chlor-alkali and Derivatives Business and certain contracts for the sole benefit of Splitco into which certain shared contracts are separated pursuant to the Separation Agreement;

•

all approvals, consents, franchises, licensees, permits, registrations, authorizations and certificates or other rights issued or granted by any governmental authority and all pending applications therefor that are, in each case, used primarily in or held primarily for the benefit of the PPG Chlor-alkali and Derivatives Business;

•	all business records and other documentation and materials related primarily to the PPG Chlor-alkali and Derivatives Business;

•	all tangible personal property that is used or held for use primarily in the PPG Chlor-alkali and Derivatives Business;

•	equity interests of certain specified subsidiaries and other investments of PPG;

•

all patents and applications therefore, trademarks and intellectual property that is used or held for use primarily in the PPG Chlor-alkali and Derivatives Business, including those listed on specified schedules;

•

all rights in all telephone numbers and post office boxes used or held primarily for use in the PPG Chlor-alkali and Derivatives Business, all websites maintained primarily for the PPG Chlor-alkali and Derivatives Business and the content, information and databases contained therein (except for specifically enumerated excluded assets) and all uniform product codes used or held for use primarily in the PPG Chlor-alkali and Derivatives Business;

•	all cash and cash equivalents in Splitco bank accounts not withdrawn prior to the effective time of the Separation;

•

all trade accounts and notes receivable and other amounts receivable arising from the sale or other disposition of goods, or the performance of services, by the PPG Chlor-alkali and Derivatives Business;

•

all prepaid expenses, prepaid property taxes, security deposits, credits, deferred charges and advanced payments that are, in each case, related primarily to the PPG Chlor-alkali and Derivatives Business (other than certain prepaid amounts in connection with workers’ compensation and other policies related to liabilities retained by PPG);

•

all rights with respect to third party warranties and guaranties that are, in each case, related primarily to the PPG Chlor-alkali and Derivatives Business and all related claims, credits, rights of recovery and other similar rights as to such third parties;

•

all rights to causes of action, lawsuits, judgments, claims and demands that are, in each case, related primarily to the PPG Chlor-alkali and Derivatives Business, including items listed on specified schedules, but not including any counter-claims in connection with an underlying claim that is not related primarily to the PPG Chlor-alkali and Derivatives Business;

•

PPG’s fee and/or leasehold interest, as applicable in and to the Starks and Sulphur Mines Salt Dome Facilities in Calcasieu Parish, Louisiana which service the PPG Chlor-alkali and Derivatives Business at the Lake Charles, Louisiana site (including any and all personal property, pipelines and other equipment owned by PPG in connection therewith);

•

PPG’s fee and/or leasehold interest, as applicable, in and to the Orange Line ethylene pipeline which services the PPG Chlor-alkali and Derivatives Business at the Lake Charles, Louisiana site (including the real property and equipment (including any and all personal property, pipelines and other equipment owned by PPG in connection therewith));

•	licenses for certain intellectual property owned by PPG; and

•

all assets expressly identified in the Separation Agreement or any Additional Agreement as assets to be acquired by Splitco and all other assets (other than specifically enumerated excluded assets) owned by PPG that are used or held for use primarily in, or related primarily to, the PPG Chlor-alkali and Derivatives Business.

The Separation Agreement provides that the assets to be transferred or assigned to Splitco or one of its subsidiaries will not in any event include any of the following:

•	the assets listed on a specified schedule or not included as an acquired asset of Splitco;

•

intellectual property in which PPG or any of its subsidiaries or the Splitco Group has any right, title or interest, other than intellectual property that is used or held for use primarily in the PPG Chlor-alkali and Derivatives Business (other than certain trademark registrations and applications therefor listed on a specified schedule) and certain intellectual property rights related to titanium dioxide or to the development, production, manufacture or finishing of titanium dioxide products;

•	any cash or cash equivalents in Splitco bank accounts withdrawn prior to the effective time of the Separation;

•

any dividends declared by TCI, PHH Monomers, LLC and RS Cogen but not yet paid as of the effective time of the Separation, except to the extent such dividends are included as assets in working capital;

•	except as otherwise provided in the Separation Agreement, all insurance policies, binders and claims and rights thereunder and all prepaid insurance premiums;

•

any real property interests of PPG not expressly identified in the Separation Agreement or any Additional Agreement as real property interests to be acquired by Splitco or its subsidiaries, certain real property interests designated as being retained by PPG and other real property on a specified schedule; and

•

all assets that are expressly contemplated by the Separation Agreement or any Additional Agreement to be retained by PPG and each of its subsidiaries (excluding Splitco and its subsidiaries) at the effective time of the Separation.

The liabilities that are to be assumed by Splitco or one of its subsidiaries include the following:

•	all liabilities that are identified on a specified schedule;

•

all liabilities relating primarily to the PPG Chlor-alkali and Derivatives Business or any of the assets that are to be assigned or transferred to Splitco or one of its subsidiaries pursuant to the Separation Agreement;

•	all trade and other accounts payable related primarily to the PPG Chlor-alkali and Derivatives Business;

•

all operating expenses and other current liabilities (including liabilities for services and goods for which an invoice has not been received prior to the Separation) related primarily to the PPG Chlor-alkali and Derivatives Business;

•

all liabilities under the contracts that are related primarily to the PPG Chlor-alkali and Derivatives Business, including the contracts that relate both to Splitco and the PPG Chlor-alkali and Derivatives Business, respectively, to the extent related to the PPG Chlor-alkali and Derivatives Business;

•

all liabilities arising from commitments, quotations, proposals and bids to purchase or acquire raw materials, components, supplies or services related primarily to the PPG Chlor-alkali and Derivatives Business;

•	all liabilities arising from commitments, quotations, proposals and bids to sell products or provide services related primarily to the PPG Chlor-alkali and Derivatives Business;

•

all liabilities with respect to any return, rebate, discount, credit, recall warranty, customer program, or similar liabilities relating primarily to products of the PPG Chlor-alkali and Derivatives Business;

•

all liabilities for death, personal injury, advertising injury and other injury to persons or property damage relating to past, current or future use of or exposure to any of the products designed, manufactured, serviced or sold or services performed by or on behalf of the PPG Chlor-alkali and Derivatives Business;

•

all liabilities relating primarily to the PPG Chlor-alkali and Derivatives Business or any assets that are to be assigned or transferred to Splitco to the extent that the same constitutes a past, current or future tort, breach of contract or violation of, or non-compliance with, any law or any approval or other right granted from a governmental authority;

•

all liabilities relating to workers’ compensation or claims for occupational health and safety, occupational disease, or occupational injury, or other claim relating to health, safety, disease or injury with respect to certain current and former employees of the PPG Chlor-alkali and Derivatives Business or other persons who are or were employed, hired or engaged by or to provide services to the PPG Chlor-alkali and Derivatives Business;

•	all liabilities for any lawsuit or governmental proceeding related primarily to the PPG Chlor-alkali and Derivatives Business;

•	all liabilities under the Splitco Financing and all other indebtedness for borrowed money of Splitco as of the effective time of the Separation;

•	all indebtedness to which PPG is subject by virtue of its ownership interests in RS Cogen, PHH, and, under certain circumstances, TCI;

•

all liabilities, known or unknown, for environmental conditions relating primarily to activities or operations at any of certain scheduled real properties of the PPG Chlor-alkali and Derivatives Business (including any release of certain hazardous materials occurring before, at or after the Separation that has migrated, is migrating or in the future migrates from certain property transferred to Splitco in the Separation) or any violation of environmental law arising out of the PPG Chlor-alkali and Derivatives Business at any such properties and all liabilities of environmental conditions at any third-party site relating primarily to hazardous materials generated at such properties;

•

all liabilities to the extent arising out of (a) the activities or operation of the PPG Chlor-alkali and Derivatives Business or the ownership or use of the assets transferred to Splitco under the Separation Agreement after the Separation by Splitco, Splitco’s subsidiaries or Georgia Gulf, (b) the activities or operations of any other business conducted by Splitco, Splitco’s subsidiaries or Georgia Gulf and its subsidiaries at any time after the Separation (including any liabilities relating to any act or failure to act by any director, officer, employee, agent or representative of Splitco, Splitco’s subsidiaries or Georgia Gulf (whether or not such act or failure to act is or was within such person’s authority)) or (c) any of the terminated or discontinued businesses that were operated on certain scheduled real properties of the PPG Chlor-alkali and Derivatives Business;

•	all liabilities expressly contemplated by the Separation Agreement or any Additional Agreement to be assumed or retained by or allocated to any of Splitco, Splitco’s subsidiaries or Georgia Gulf;

•	all liabilities of any of Splitco, Splitco’s subsidiaries, Georgia Gulf or Georgia Gulf’s subsidiaries under the Separation Agreement or any Additional Agreement; and

•

all liabilities relating to, arising out of or resulting from (a) any action or failure to take action within the control of Georgia Gulf, (b) any event involving the capital stock or assets of Georgia Gulf or (c) any breach by Georgia Gulf of any representation, warranty or covenant made in the Tax Matters Agreement that causes the tax-free status of the Transactions to be lost.

The Separation Agreement provides that the liabilities that are to be assumed by Splitco or one of its subsidiaries will not in any event include any of the following:

•	any liabilities relating to any of the assets that will not be transferred or assigned to Splitco or one of its subsidiaries pursuant to the Separation Agreement;

•

all liabilities relating to, arising out of or resulting from the contamination in the Ohio River which was the subject of or related to, directly or indirectly, sediment sampling conducted or to be conducted by or on behalf of PPG (along with any associated follow-up sampling or testing), as and to the extent set forth in certain schedules, but not including liabilities for on-site remediation or other remediation outside of the Ohio River;

•

all liabilities relating to, arising out of or resulting from natural resource damages and other third party tort (only) damage claims related to the Calcasieu River Estuary, other than (i) liabilities in the Calcasieu Estuary related to remediation, including contribution or similar claims for costs of remediation and (ii) liabilities arising out of any release of hazardous materials by Splitco, Splitco’s subsidiaries or Georgia Gulf into the Ohio River or the Calcasieu Estuary after the Separation;

•

all liabilities relating to, arising out of, or resulting from any real property owned, leased or operated prior to the Separation by PPG or its affiliates relating to the PPG Chlor-alkali and Derivatives Business (other than certain scheduled real properties of the PPG Chlor-alkali and Derivatives Business and other than real property expressly identified by the Separation Agreement or Additional Agreements as assets to be acquired by Splitco, Splitco’s subsidiaries or Georgia Gulf), certain real property scheduled to be retained by PPG or any business or operation conducted prior to the Separation that is not included in the PPG Chlor-alkali and Derivatives Business, including (i) all liabilities relating to, arising out of, or resulting from any environmental conditions or any violation of environmental law at any such locations, and (ii) all liabilities relating to, arising out of or resulting from any environmental conditions at any third-party site arising from, related to or resulting from hazardous materials from any such locations or businesses or operations;

•

all liabilities that are expressly provided by the Separation Agreement, the Merger Agreement or any Additional Agreements as liabilities to be retained or assumed by PPG or any of PPG’s subsidiaries (other than Splitco or its subsidiaries);

•

all liabilities relating to, arising out of or resulting from (i) any action or failure to take action within the control of PPG or it subsidiaries, (ii) any event involving the capital stock or assets of PPG or (iii) any breach by PPG of any representation, warranty or covenant made in the Tax Matters Agreement that causes the tax-free status of the Transactions to be lost;

•

all liabilities of PPG and its subsidiaries (excluding Splitco) constituting an obligation to defend, indemnify or hold harmless any third-party insurers that issued insurance policies to PPG (including without limitation any indemnity obligations that PPG has assumed or may assume in connection with the Chapter 11 bankruptcy reorganization of Pittsburgh Corning Corporation);

•

all liabilities of certain scheduled subsidiaries of PPG that are unrelated to the PPG Chlor-alkali and Derivatives Business (including liabilities related to titanium dioxide or to the development, production, manufacture or finishing of titanium dioxide products);

•

all liabilities relating to, arising out of or resulting from the indemnification of any director, officer, agent or employee of PPG or any of its affiliates who was a director, officer, agent or employee of PPG or any of its affiliates on or prior to the consummation of the Merger to the extent such director, officer, agent or employee is or becomes a named defendant in (i) any shareholder derivative suit against PPG arising from the transactions contemplated by the Separation Agreement or the Merger Agreement or (ii) any lawsuit or governmental proceeding related to liabilities that are not to be assumed by Splitco under the Separation Agreement; and

•

all liabilities relating to, arising out of or resulting from claims for or relating to exposure to asbestos at any real property that is an asset of Splitco prior to the Separation, whether such claim is made before or after the Separation, subject to certain scheduled terms.

Transfer of the PPG Chlor-alkali and Derivatives Business

The Separation Agreement requires PPG and Splitco to deliver certain documents to the other party to effect the transfer of the PPG Chlor-alkali and Derivatives Business to Splitco.

On the effective date of the Separation, PPG or its subsidiaries are required to deliver the following documents to Splitco:

•

a Tax Matters Agreement, a Transition Services Agreement, an Electric Generation, Distribution and Transmission Facilities Lease, a Shared Facilities, Services and Supply Agreement, a Servitude Agreement, a Shared Facilities Agreement for Monroeville, a Master Terminal Agreement and certain sales agreements providing for the ongoing supply of certain chemicals between the parties;

•

all necessary transfer documents relating to the assets to be transferred or assigned to Splitco (or to be retained by PPG, as the case may be) and the liabilities to be assumed by Splitco (or to be retained by PPG, as the case may be); and

•

resignations of each of the individuals who serve as an officer or director of the Splitco Group as set forth on a specified schedule in their capacity as such and the resignations of any other persons that will be employees of any member of the PPG Group after the effective time of the Separation and that are directors or officers of any member of the Splitco Group, to the extent requested by Splitco.

On the effective date of the Separation, Splitco is required to deliver the following documents to PPG:

•

in each case where any member of the Splitco Group is to be a party to the Tax Matters Agreement, Transition Services Agreement, Electric Generation, Distribution and Transmission Facilities Lease, Shared Facilities, Services and Supply Agreement, Servitude Agreement, Shared Facilities Agreement for Monroeville, Master Terminal Agreement and certain sales agreements providing for the ongoing supply of certain chemicals between the parties, the executed agreement;

•

all necessary transfer documents relating to the assets to be transferred or assigned to Splitco (or to be retained by PPG, as the case may be) and the liabilities to be assumed by Splitco (or to be retained by PPG, as the case may be); and

•

resignations of each of the individuals who serve as an officer or director of the PPG Group as set forth on a specified schedule in their capacity as such and the resignations of any other persons that will be employees of any member of the Splitco Group and that are directors or officers of any member of the PPG Group, to the extent requested by PPG.

Intercompany Arrangements and Guaranties

Except for certain agreements such as the Separation Agreement, the Merger Agreement and the Additional Agreements, all contracts between Splitco or any member of the Splitco Group, on the one hand, and PPG and any member of the PPG Group, on the other hand, will be terminated as of the effective time of the Separation. Splitco and PPG also will settle all intercompany accounts at the effective time of the Separation. On or prior to the effective time of the Separation, the parties (with the reasonable cooperation of the applicable other party) will use their reasonable best efforts to have the applicable other party removed as a guarantor or obligor for any liability which such party retains pursuant to the Separation Agreement. If the parties are unable to obtain such removal, they will indemnify the party retaining such guarantee or obligation and will pay, perform and discharge fully all the obligations or other liabilities of such guarantor or obligor thereunder.

Consents and Delayed Transfers

The Separation Agreement provides that PPG and Splitco will use their respective commercially reasonable efforts to obtain any required third-party consents or governmental approvals required in connection with the Separation or the Distribution; provided, that except for certain exceptions (including the transfer of the TCI Interests as discussed in “—Transfer of the TCI Interests”), neither PPG nor Splitco will be required to make any payments or offer or grant any accommodation (financial or otherwise) to any third party or governmental authority to obtain any such consent or governmental approval, except to the extent that a member of the other party agrees to reimburse and make whole PPG or Splitco, as the case may be. The transfer of any specific asset to either Splitco or PPG in connection with the Separation will automatically be deferred until all legal impediments are removed and all necessary consents and governmental approvals have been obtained, subject to certain exceptions. The party retaining such asset will hold such asset for the benefit of the other (at such other party’s expense) until properly conveyed. The obligations of the parties to obtain such consents will generally terminate on the two-year anniversary of the effective date of the Separation.

If any conveyance of assets or liabilities to Splitco and its subsidiaries or PPG and its subsidiaries pursuant to the Separation Agreement would be a violation of applicable laws or require any third-party consent or governmental approval in connection with the Separation, the Distribution or other transactions contemplated under the Separation Agreement, then such conveyance will automatically be deferred until all legal or contractual impediments are removed or such third-party consents or governmental approvals have been obtained. Either party may elect to require conveyance of certain assets or liabilities under the Separation Agreement despite the legal or contractual impediment, but such party would be responsible for any liabilities that may arise from such conveyance, except where the parties jointly agree to effect such conveyance, in which case any such liabilities would be shared equally between Splitco and PPG. If such legal or contractual impediments are removed or the required third-party consent and/or governmental approvals are obtained, the transfer of the applicable asset or liability will be effected promptly in accordance with the terms of the Separation Agreement.

If PPG fails to obtain any required governmental approvals associated with the subdivision of any real property that is to be transferred to Splitco from real property that is to be retained by PPG in the Separation or the parties have not exercised their respective rights to transfer such real property despite the legal impediment as described above, PPG and Splitco or a subsidiary of Splitco will enter into a lease agreement, with terms as provided in the Separation Agreement, effective as of the Separation pursuant to which Splitco or its designated subsidiary, as applicable, will lease from PPG the applicable real property from and after the Separation until such time, if any, as PPG has received the applicable governmental approval. Upon receipt of such governmental approval, the temporary lease agreement will terminate and PPG will convey the real property to Splitco, or its designated subsidiary or affiliate.

Shared Contracts

The Separation Agreement provides that PPG and Splitco will use their respective commercially reasonable efforts to separate contracts that are listed on a specified schedule and any other contract that relates both to the PPG Chlor-alkali and Derivatives Business and the businesses conducted by the PPG Group prior to the effective time of the Separation that are not included in the PPG Chlor-alkali and Derivatives Business, which are referred to as the “shared contracts,” into separate contracts effective as of the effective time of the Separation so that from and after the effective time of the Separation, the Splitco Group will have the sole benefit and liabilities with respect to each shared contract to the extent related to the PPG Chlor-alkali and Derivatives Business and the PPG Group will have the sole benefit and liabilities with respect to each shared contract to the extent not related to the PPG Chlor-alkali and Derivatives Business. The assets to be transferred or assigned to the Splitco Group will not include shared contracts unrelated to the PPG Chlor-alkali and Derivatives Business. To the extent any counterparty to any shared contract is entitled to consent to the separation of the shared contract, and has not provided its consent, PPG and Splitco will use their respective commercially reasonable efforts promptly to develop and implement arrangements to make the portion of the shared contract related to the PPG Chlor-alkali and Derivatives Business available for use by (and for the benefit of) Splitco in accordance with the procedure described in “—Consents and Delayed Transfer” above. If and when any required consents are obtained, the shared contract will be separated as described above. The obligations of PPG and Splitco with respect to shared contracts terminate on the two-year anniversary of the effective time of the Separation. Splitco and PPG will generally share equally any costs related to separating the shared contracts.

Transfer of the TCI Interests

Subject to certain scheduled terms, PPG will use its commercially reasonable efforts to take such steps as may be necessary to permit the conveyance of all the shares of TCI owned by PPG as of immediately prior to the effective time of the Merger (the “TCI Interests”) to Splitco at or prior to the effective time of the Separation. In the event that PPG does not convey the TCI Interests at or prior to the effective time of the Separation to Splitco, the Special Distribution will be reduced by $130 million and the TCI Interests (and any assets relating to the TCI Interests) will not be considered one of the assets to be transferred or assigned to Splitco or one of its subsidiaries pursuant to the Separation Agreement.

No Representations or Warranties

Under the Separation Agreement, other than as expressly provided therein, neither PPG nor any member of the PPG Group will make any representations or warranties, express or implied, as to any matter whatsoever, including as to the condition or the value of any asset or liability, the existence of any security interest of any asset, the absence of defenses from counterclaims, or any implied warranties of merchantability and fitness for a particular purpose. Under the Separation Agreement (other than expressly provided therein), the PPG Chlor-alkali and Derivatives Business will take the assets and liabilities allocated to it “as is, where is,” and bear the economic risk relating to conveyance of, title to or the assumption of those assets and liabilities. None of the foregoing has any impact on the representations and warranties made by PPG and any member of the PPG Group in the Merger Agreement or any ancillary agreement. See “The Merger Agreement—Representations and Warranties” for a description of the representations and warranties related to the PPG Chlor-alkali and Derivatives Business which are contained in the Merger Agreement.

Mutual Releases and Indemnification

Without limiting the parties’ rights and obligations under the Separation Agreement and the Additional Agreements and subject to certain other exceptions noted below, both PPG and Splitco (and the members of their respective Groups) will release each other and specified related parties from any and all liabilities existing or arising from any acts or events occurring (or failing to occur) at or before the effective time of the Separation or any conditions existing or alleged to have existed on or before the effective time of the Separation. The Separation Agreement, however, provides that neither PPG nor Splitco will be released from the following liabilities:

•	any rights a person may have to enforce the obligations established by the Separation Agreement, the Merger Agreement or any Additional Agreement;

•	any liability the release of which would result in the release of any person other than a person released pursuant to this provision;

•	any liability assumed, transferred, assigned or allocated to a Group of which a person is a member in accordance with the Separation Agreement, the Merger Agreement or any Additional Agreements;

•

any liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group, at the request or on behalf of a member of the other Group;

•	any liability that PPG or Splitco may have with respect to indemnification or contribution pursuant to the Separation Agreement for claims brought against the parties by third persons; or

•	any liability for fraud or willful misconduct.

In addition, under the Separation Agreement, Splitco and each member of the Splitco Group will, in general, be jointly and severally liable to indemnify PPG and each of its subsidiaries against certain liabilities from losses relating to, arising out of or resulting from (whether prior to or following the effective time of the Separation):

•	any failure of Splitco or any member of the Splitco Group to discharge or comply with any liabilities assumed by Splitco, its subsidiaries or Georgia Gulf under the Separation Agreement;

•

any breach by Splitco or any member of the Splitco Group of any agreement or obligation to be performed by such persons pursuant to the Separation Agreement, the Merger Agreement or any Additional Agreement unless such agreement expressly provides for separate indemnification therein; and

•

the enforcement by PPG, each member of the PPG Group, and all persons who are or have been shareholders, directors, partners, managers, managing members, officers, agents or employees of any member of the PPG Group (in each case, in their respective capacities as such) or, in the event the TCI Interests are transferred to Splitco at or prior to the effective time of the Separation Agreement, TCI, in each case, together with their respective heirs, executors, administrators, successors and assigns of their rights to be indemnified.

Further, under the Separation Agreement, PPG and any of its subsidiaries will indemnify Splitco and any member of the Splitco Group against certain liabilities from claims relating to, arising out of or resulting from (whether prior to or following the effective time of the Separation):

•	any failure by PPG or any other member of the PPG Group or any other person to discharge or comply with any liabilities retained by PPG or members of the PPG Group under the Separation Agreement;

•

any breach by PPG or any other member of the PPG Group of any agreement or obligation to be performed by such persons pursuant to the Separation Agreement, the Merger Agreement or any Additional Agreement unless such agreement expressly provides for separate indemnification therein; and

•

the enforcement by Splitco, each member of the Splitco Group, and all persons who are or have been shareholders, directors, partners, managers, managing members, officers, agents or employees of any member of the Splitco Group (in each case, in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns of their rights to be indemnified under the Separation Agreement.

Under the Separation Agreement, indemnification payments will be reduced by any insurance proceeds or other amounts actually recovered from unaffiliated third-parties by or on behalf of the indemnitee in respect of the related loss. The existence of a claim by an indemnitee for payment from an insurer or against a third party in respect of any indemnifiable loss will not, however, delay any payment pursuant to the indemnification provisions contained in the Separation Agreement and otherwise determined to be due and owing by the indemnifying party. Rather, the indemnifying party will make payment in full of the amount determined to be due and owing by it, and the indemnitee will assign to the indemnifying party its entire claim for insurance proceeds or against such third party.

In the absence of a final resolution to the contrary, any amount payable by Splitco to PPG under the Separation Agreement will be treated as occurring immediately prior to the Separation, as an inter-company distribution, and any amount payable by PPG to Splitco under the Separation Agreement will be treated as occurring immediately prior to the Separation, as a distribution or contribution to capital. Notwithstanding the foregoing, any indemnification amounts will be decreased to take into account the present value of any tax benefit made allowable to the indemnitee (or an affiliate) arising from the incurrence or payment of the relevant indemnified item.

The amount that any indemnifying party may be required to provide to or on behalf of an indemnitee will be decreased or increased, as the case may be, to take into account the present value of any tax benefit or cost to the indemnitee (or an affiliate thereof) arising from the incurrence or payment of the relevant indemnified item.

Post-Closing Working Capital Adjustment

The Separation Agreement provides for a working capital adjustment to the extent that the actual working capital of Splitco as of the effective date of the Separation is greater or less than its target working capital as of such date, which adjustment will be further adjusted in the event the TCI Interests are transferred to Splitco. If the actual working capital transferred to Splitco by PPG in the Separation exceeds the target working capital amount described in the Separation Agreement, then Splitco will pay to PPG the difference between the actual working capital amount and the target working capital amount by increasing the Below Basis Amount and the Above Basis Amount by the absolute value of such difference. If the actual working capital amount transferred to Splitco by PPG in the Separation is less than the target working capital amount set forth in the Separation Agreement, then PPG will pay to Splitco the difference between the actual working capital amount and the target working capital amount by reducing the Below Basis Amount and the Above Basis Amount by the absolute value of such difference.

Covenants

The Separation Agreement addresses additional obligations of PPG and Splitco relating to, among others, the exchange of information, ownership of information, record retention, compensation for providing information and production of witnesses, and the privileged nature of information, and includes covenants relating to PPG’s use of names retained by Splitco, and the removal of tangible assets transferred to Splitco and PPG from facilities transferred to Splitco or retained by PPG, as applicable. Certain obligations and covenants are described below.

Further Assurances

Each of PPG and Splitco agrees to cooperate with each other and use commercially reasonable efforts, prior to, at and after the effective time of the Separation, to take all actions and to do all things reasonably necessary on their part under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement, the Merger Agreement and the Additional Agreements as promptly as reasonably practicable.

Exchange of Information

Except as otherwise provided in the Transition Services Agreement, each party will provide access to information shared between members of the Splitco Group and the PPG Group related to the PPG Chlor-alkali and Derivatives Business until the later of (i) a period of six years following the effective time of the Separation and (ii) the expiration of the relevant statute of limitations to certain shared information in its possession or control.

Intellectual Property

Splitco will generally take all actions necessary to ensure that no member of the Splitco Group operates the PPG Chlor-alkali and Derivatives Business utilizing the name, trademarks or goodwill of any member of the PPG Group; provided that members of the Splitco Group may refer to the PPG Group and trademarks of the PPG Group in connection with describing the historical relationship of the Splitco Group to the PPG Group.

Insurance

From and after the effective date of the Separation, none of Splitco nor any other member of the Splitco Group will have any rights with respect to any insurance policies of PPG and its subsidiaries in effect at the effective time of the Separation, except that PPG will, if requested by Splitco, use commercially reasonable efforts to assert, on behalf of Splitco, claims for any loss, liability or damage with respect solely to the Splitco assets or liabilities under “claims made” insurance policies for which indemnification is sought from Splitco under the Separation Agreement.

Right of First Refusal Relating to Land at Natrium, West Virginia

If at any time prior to the 20-year anniversary of the effective time of the Separation, PPG desires to sell all or a portion of certain land located in Natrium, West Virginia to a third party, Splitco will have a right of first refusal to purchase all or a portion of such land.

Conditions to the Separation and Distribution

The completion of the Separation and Distribution is conditional upon the fulfillment (or waiver by PPG, which is subject to the consent of Georgia Gulf) at or prior to the date of the Separation and Distribution of the following conditions:

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each of the parties to the Merger Agreement has irrevocably confirmed to the others that the conditions to the Merger (other than the consummation of the Separation and the Distribution) have been fulfilled, will be fulfilled at the effective time of the Merger, or are being waived by such party, as the case may be;

•	PPG will have received the Private Letter Ruling and the Distribution Tax Opinion, each in form reasonably satisfactory to PPG; and

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PPG and Splitco have received all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act in connection with the Distribution, and these permits and authorizations are in effect.

In addition, each of PPG’s and Splitco’s obligations to effect the Distribution is subject to the satisfaction or, to the extent permitted by law, waiver of the following additional conditions:

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Splitco has issued to PPG additional shares of Splitco common stock as consideration for the conveyance by PPG to Splitco of specified assets and liabilities that are used in the PPG Chlor-alkali and Derivatives Business;

•	PPG has received the Special Distribution; and

•	Splitco will have assumed the liabilities it is required to assume pursuant to the Separation Agreement.

Termination

Prior to the closing of the Merger, the Separation Agreement will terminate without further action at any time before the effective time of the Merger upon the termination of the Merger Agreement. In the event of such a termination, neither party will have any further liability to the other party except as provided in the Merger Agreement.

Parties in Interest

The Separation Agreement provides that Georgia Gulf is a third party beneficiary and that the Separation Agreement may not be amended, and rights under the Separation Agreement may not be waived, without the written consent of Georgia Gulf. As of the effective time of the Separation, Georgia Gulf will be subject to the obligations imposed on, and will be the beneficiary of the rights of Splitco under the Separation Agreement.

DEBT FINANCING

In connection with the entry into the Merger Agreement, each of PPG and Georgia Gulf entered into certain commitment letters with other parties thereto pursuant to which those parties agreed to provide various financing in connection with the Transactions. The terms of the debt financing, including any conditions thereto and covenants thereunder, will be set out in various definitive documentation to be entered into by the respective parties. The following is a description of the principal terms of the indebtedness to be incurred in connection with the Transactions, as set out in the applicable commitment letters, including pursuant to the Term Facility and the Debt Securities.

Senior Secured Term Loan Facility

Pursuant to the Splitco Commitment Letter, the Commitment Parties agreed to provide the Term Facility to:

•	finance the cash portion of the Special Distribution; and

•	pay fees and expenses incurred in connection with the Transactions.

The Commitment Parties currently expect that the size of the Term Facility will be approximately $225.0 million. The Splitco Commitment Letter provides that the Commitment Parties will make the Term Facility available in a single draw on the closing date of the Merger. The commitments contemplated by the letter are in effect until May 18, 2013, and are subject to customary conditions, including, subject to exceptions, the absence of any material adverse effect on the PPG Chlor-alkali and Derivatives Business since December 31, 2011. Georgia Gulf has agreed to pay certain fees to the Commitment Parties in connection with the Term Facility and has agreed to indemnify such parties against certain liabilities.

The credit agreement governing the Term Credit Facility is expected to have several features similar to credit facilities of this nature, including, but not limited to:

Maturity and Amortization

Borrowings under the Term Facility are expected to mature on the earlier of (1) the fourth anniversary of the closing date of the Merger and (2) 91 days prior to the maturity of the 9 percent notes unless, at least 91 days prior to the maturity date of the 9 percent notes, the 9 percent notes are refinanced with notes having a maturity date at least six months after the fourth anniversary of the closing date of the Merger.

The outstanding principal amount of the term loans under the Term Facility is expected to be payable in equal quarterly amounts of 1.0% per annum prior to the fourth anniversary of the closing date of the Merger, with the remaining balance, together with all amounts owed with respect thereto, payable on the maturity date.

Interest Rates

Amounts outstanding under the Term Facility are expected to bear interest, at Splitco’s option, at a rate equal to:

•	the Base Rate plus 1.75% per annum; or

•	the reserve adjusted Eurodollar Rate plus 2.75% per annum;

provided that at no time will the Base Rate be deemed to be less than 2.00% per annum or the reserve adjusted Eurodollar Rate be deemed to be less than 1.00% per annum.

For purposes of this summary: (1) “Base Rate” has a meaning customary and appropriate for financings of this type, and the basis for calculating accrued interest for loans bearing interest at the base rate will be customary and appropriate for financings of this type and (2) “reserve adjusted Eurodollar Rate” means a fluctuating rate per annum equal to (a) the rate per annum determined by the administrative agent to be the offered rate appearing on the page of the Reuters Screen which displays an average British Bankers Association Interest Settlement Rate applicable to U.S. dollar deposits or (b) if the rate in clause (a) above does not appear on such page or service or if such page or service is not available, the rate per annum determined by the administrative agent to be the offered rate on such other page or other service which displays an average British Bankers Association Interest Settlement Rate applicable to U.S. dollar deposits or (c) if the rates in clauses (a) and (b) are not available, the administrative agent’s offered quotation rate to first class banks in the London interbank market, in each as adjusted for applicable reserve requirements.

Prepayments

Subject to certain conditions and exceptions, including but not limited to those to ensure compliance with the indenture governing the 9 percent notes, the credit agreement governing the Term Facility would require Splitco to prepay outstanding loans in certain circumstances, including (a) in an amount equal to 100% of the net cash proceeds from sales or dispositions of certain property or assets of Georgia Gulf and its subsidiaries in excess of certain amounts to be agreed, (b) in an amount equal to 100% of the net cash proceeds from property insurance or condemnation awards in excess of an amount to be agreed, and (c) in an amount equal to 100% of the net cash proceeds from the incurrence of additional debt other than debt permitted under the credit agreement governing the Term Facility. Splitco would also be required to prepay outstanding loans with specified percentages of excess cash flow based on Georgia Gulf’s leverage ratio. The credit agreement governing the Term Facility would contain other customary prepayment obligations.

The credit agreement governing the Term Facility would also provide for voluntary prepayment of loans without premium or penalty, subject to certain conditions and exceptions, including an exception for certain prepayments or repricings of the Term Facility which may be made prior to the first anniversary of the closing date of the Merger, which exception requires the lenders holding term loans under the Term Facility to be paid an amount equal to 101% of the amount of such loans repaid or repriced (or effectively refinanced).

Covenants

The Term Facility will contain customary affirmative covenants (subject to exceptions), including covenants related to: financial statements and other reports, existence, payment of taxes and claims, maintenance of properties, insurance, books and records, inspections, lenders’ meetings, compliance with laws, environmental, subsidiaries, additional material real estate assets, additional collateral, further assurances, and maintenance of ratings (but no minimum rating requirement). The Term Facility will also contain customary negative covenants (subject to exceptions) that will restrict Georgia Gulf and its subsidiaries in their activities, including covenants related to: indebtedness, liens, no further negative pledges, restricted junior payments, restrictions on subsidiary distributions, investments, fundamental changes, disposition of assets, acquisitions, capital expenditures, contingent obligations, sales and lease-backs, transactions with affiliates, conduct of business, amendments or waivers of organizational documents, amendments or waivers with respect to certain indebtedness, and fiscal year. In addition, Georgia Gulf will be subject to a senior secured leverage ratio, to be defined in the definitive documentation, of 3.50 to 1.00.

Guarantee/Collateral

Obligations under the Term Facility will be unconditionally guaranteed by each of Splitco’s existing and subsequently acquired or organized direct or indirect domestic subsidiaries and, after consummation of the Merger, Georgia Gulf and each of its existing and subsequently acquired subsidiaries that guarantee any other indebtedness of Georgia Gulf on the closing date of the Merger. The obligations under the Term Facility will be secured by all assets of the Splitco and the guarantors that secure the obligations in respect of the 9 percent notes as of the closing date of the Merger, and the guarantees thereof on an equal and ratable basis.

Events of Default

The Term Facility is expected to contain the following events of default (and, as appropriate, grace and cure periods): failure to make payments when due, default under certain other agreements, breach of certain covenants, material breach of representations, other defaults under the Term Facility documentation, involuntary bankruptcy, voluntary bankruptcy, judgments and attachments, dissolution, employee benefit plans, change of control, guaranties, security documents, and failure of subordinated indebtedness to be subordinated, subject to customary qualifications and limitations for materiality.

Splitco Debt Securities

On July 18, 2012, Georgia Gulf entered into an engagement letter contemplating the issuance of the Debt Securities to PPG immediately prior to the Distribution. The Debt Securities are expected to have a maturity date of at least eight years and are expected to be non-callable for a period of at least five years. The Commitment Parties currently expect Splitco to issue approximately $675.0 million in aggregate principal amount of the Debt Securities. In addition, the Debt Securities are expected to have an interest rate based on then current market conditions (but not to exceed an agreed cap) and customary covenants for high yield securities. These Debt Securities are also expected to be guaranteed by each of Splitco’s existing and subsequently acquired or organized direct or indirect domestic subsidiaries and, after consummation of the Merger, Georgia Gulf and each of its existing and subsequently acquired subsidiaries that guarantee any other indebtedness of Georgia Gulf on the closing date of the Merger. Other terms of the Debt Securities will be established in accordance with the terms of the Merger Agreement.

Under the Debt Exchange, Georgia Gulf and PPG expect the Debt Securities to be transferred by PPG on or about the closing date of the Merger to the Commitment Parties in satisfaction of debt obligations of PPG under the Bridge Facility. PPG has the right to condition the consummation of the Merger on the consummation of the Debt Exchange. See “—PPG Bridge Facility.”

PPG Bridge Facility

Pursuant to the PPG Commitment Letter, subject to certain conditions, the Commitment Parties agreed to provide to PPG the PPG Debt, up to $675.0 million in aggregate principal amount of senior unsecured bridge loans, subject to increase or decrease depending on the tax basis of the PPG Chlor-alkali and Derivatives Business (the “PPG Bridge Facility”). Pursuant to the terms of the PPG Bridge Facility, the PPG Debt will mature 180 days after its incurrence (prepayable without penalty) and will bear interest at a floating rate. PPG anticipates that it will use the proceeds of the PPG Debt for general corporate purposes (which may include the repayment of debt).

The Commitment Parties expect to enter into an exchange agreement pursuant to which the Commitment Parties will exchange the PPG Debt for the Debt Securities, provided that the Commitment Parties have held the PPG Debt for their own account for at least 14 days before such exchange. If the Debt Securities have not been issued and the PPG Debt has not been repaid in full prior to the date the Merger closes, subject to certain conditions, the PPG Debt will be repaid in full on such date with Exchange Loans (described below) or Exchange Notes (as described below) in an aggregate principal amount equal to the principal amount of the PPG Debt. Such repayment by PPG of PPG Debt with Exchange Loans will be in full satisfaction of such PPG Debt.

Debt Exchange

Below is a step-by-step list illustrating the sequence of material events relating to the Debt Exchange:

Step 1—At least five days before Georgia Gulf’s special meeting of its stockholders (or, if later, five days before the date PPG’s board of directors declares the distribution of Splitco stock effecting the Distribution or five days before the date of the commencement of the exchange offer), the Commitment Parties will provide PPG the PPG Debt in the form of the PPG Bridge Facility.

Step 2—Splitco will issue the Debt Securities to PPG as part of the Special Distribution in connection with the Separation and the Distribution.

Step 3—At a time when the Commitment Parties have held the PPG Debt for at least 14 days for their own account, the Commitment Parties will exchange the PPG Debt for the Debt Securities pursuant to an exchange agreement to be entered into more than five days after the issuance of the PPG Debt.

Step 4—It is anticipated that the Commitment Parties will sell, in a public offering or otherwise, the Debt Securities received in the Debt Exchange to third party investors pursuant to an exemption from registration under the Securities Act (either in a private placement or a “Rule 144A” transaction).

Set forth below are diagrams that graphically illustrate, in simplified form, the Debt Exchange.

Exchange Loans and Exchange Notes

The PPG Commitment Letter provides that, to the extent that Splitco does not issue the Debt Securities on the closing date of the Merger, the Commitment Parties will exchange the PPG Debt for the Exchange Loans or Exchange Notes. The Exchange Loans or the Exchange Notes will mature eight years after the closing of the Merger. The Exchange Loans or the Exchange Notes bear interest at a rate equal to an agreed cap, subject to default interest, if any. The agreement governing the Exchange Loans or the Exchange Notes will contain customary covenants for high yield debt and events of default substantially consistent with (and no less favorable than) the corresponding covenants and events of default contained in the indenture governing the 9 percent notes.

At any time after the first anniversary of the date the Exchange Loans (if any) are first exchanged for PPG Debt, the Exchange Loans (if any) may be exchanged in whole or in part, at the option of the lender, for Exchange Notes. The Exchange Notes will mature eight years after the Merger closes, will be issued pursuant to an indenture, will not be callable until the fifth anniversary of the Merger, will have an interest rate equal to an agreed cap, subject to default interest, and will contain customary covenants for high yield debt and events of default substantially consistent with (and no less favorable than) the corresponding covenants and events of default contained in the indenture governing the 9 percent notes.

New ABL Revolver

In connection with the Transactions, Georgia Gulf expects to refinance the ABL Revolver with a syndicate of banks led by General Electric Capital Corporation (the “New ABL Revolver”). Among other things, the New ABL Revolver is expected to increase revolver availability after the consummation of the Transactions to up to $500.0 million, subject to applicable borrowing base limitations and certain other conditions. Georgia Gulf expects to use the New ABL Revolver to fund working capital and operating activities, including any future acquisitions, after the Transactions are completed.

OTHER AGREEMENTS

Georgia Gulf, PPG, Splitco and Merger Sub or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, certain other agreements relating to the Transactions and various interim and on-going relationships between PPG, Splitco and Georgia Gulf. The material terms of these agreements are summarized below.

Employee Matters Agreement

In connection with the Transactions, Georgia Gulf, Splitco and PPG entered into an Employee Matters Agreement with respect to the transfer of employees engaged in the PPG Chlor-alkali and Derivatives Business and related matters including terms of employment, benefits plans, retirement plans and collective bargaining agreements. This summary is qualified by reference to the complete text of the Employee Matters Agreement, which is incorporated by reference herein and is filed as an exhibit to the registration statement of which this document is a part.

General Allocation of Splitco Employee Liabilities

In general, Splitco will assume or retain, subject to certain exceptions (i) all Splitco benefit plans and the related liabilities thereunder, (ii) all liabilities with respect to retiree health and/or life insurance benefits for current and former employees of the PPG Chlor-alkali and Derivatives Business (“Splitco Employees”), (iii) all liabilities with respect to any actions or other legal proceedings by Splitco Employees with respect to their employment or termination of employment and (iv) any other liabilities assumed or retained by Splitco under the Employee Matters Agreement.

Terms of Employment for Splitco Employees

Splitco Employees covered by collective bargaining agreements will continue to receive compensation, benefits and terms of employment in accordance with the terms of the applicable collective bargaining agreement. Splitco Employees not covered by a collective bargaining agreement will receive until the one year anniversary of the Separation (or with respect to certain health and welfare plans, through December 31, 2013) (i) base compensation and bonus opportunities that, in each case, are no less favorable in the aggregate than those provided to Splitco Employees immediately before the Separation and (ii) all other compensation and benefits that are no less favorable in the aggregate than the other compensation and benefits provided to Splitco Employees immediately before the Separation. In addition, with respect to such Splitco Employees who are not covered by a collective bargaining agreement, while no severance benefits from employment are automatically payable upon the consummation of the Transactions, severance benefits that are no less favorable than those provided to the Splitco Employees who are not covered by a collective bargaining agreement immediately before the Separation will be provided by Splitco until the one-year anniversary of the Separation.

Under the benefit plans of Georgia Gulf and/or Splitco, Splitco Employees will receive credit for their years of service with PPG to the same extent as they were entitled to credit for such service under any similar PPG benefit plan for all purposes, other than (i) under any benefit plan that is unavailable to new participants, (ii) under any frozen defined benefit plan or (iii) to the extent service credit would result in a duplication of benefits. In addition, Splitco Employees will be immediately eligible to participate, without any waiting time, in any corresponding benefit plans of Georgia Gulf and/or Splitco to the extent coverage is comparable to a PPG benefit plan in which the Splitco Employees participated. For the purposes of any medical, dental, pharmaceutical or vision plan, Georgia Gulf and Splitco will use their commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such plans to be waived.

Defined Contribution Retirement Plans Covering Splitco Employees

PPG will retain all assets and liabilities under its U.S. and Canadian defined contribution retirement plans in respect of benefits accrued thereunder by Splitco Employees prior to the Transactions, and generally no assets or liabilities from the PPG plan will be transferred to Splitco. Splitco will establish U.S. and Canadian defined contribution plans that will accept eligible account balance rollovers from Splitco Employees.

Defined Benefit Plans Covering Splitco Employees

As soon as practicable following the Merger, Splitco will establish one or more defined benefit pension plans in order to provide benefits to the Splitco Employees and to accept the transfer of assets and liabilities from PPG’s U.S. and Canadian defined benefit pension plans. After the Merger, a portion of the assets of the trusts funding the PPG defined benefit pension plans will be transferred to the trusts designated to fund the new Splitco defined benefit pension plans. The asset transfer with respect to the U.S. defined benefit pension plans will be based on the requirements under Section 414(l) of the Code and the asset transfer with respect to the Canadian defined benefit pension plan will be based on applicable Canadian requirements.

With respect to the U.S. defined benefit pension plans covering Splitco Employees, the Employee Matters Agreement provides for an additional payment based on the present value of the liabilities corresponding to the Splitco Employees under those plans. If the present value of the liabilities, calculated in accordance with funding requirements, corresponding to the Splitco Employees under the U.S. defined benefit pension plans exceeds the value of the transfer pursuant to Section 414(l) of the Code, PPG is required to pay Georgia Gulf or Splitco an amount equal to such excess and Georgia Gulf or Splitco is required to deposit such amount into trust for the benefit of the Splitco Employees. If the value of the transfer pursuant to Section 414(l) of the Code exceeds the present value of the liabilities, calculated in accordance with funding requirements, corresponding to the Splitco Employees under the U.S. defined benefit pension plans, Georgia Gulf must pay to PPG an amount equal to the lesser of (x) $50 million or (y) such excess.

Non-Qualified Deferred Compensation

Effective as of the completion of the Merger, (i) Splitco is required to establish for certain eligible Splitco Employees who are not covered by a collective bargaining agreement certain U.S. and Canadian non-qualified retirement plans and deferred compensation plans substantially identical to the corresponding PPG plans, (ii) Splitco will assume the liabilities for all benefits under the corresponding PPG nonqualified retirement and deferred compensation plans with respect to the Splitco Employees who were participants in the corresponding PPG plans, and (iii) Splitco will pay such benefits to such participants.

Collective Bargaining Agreements of Splitco Employees

Splitco will assume the collective bargaining agreements covering certain Splitco Employees immediately after the Separation and Splitco will have, with certain exceptions, sole responsibility for all liabilities arising under such collective bargaining agreements.

Annual Bonuses and Retention Bonuses

PPG will retain liability for annual bonuses for eligible Splitco Employees for periods through the date that the Merger occurs, and Splitco will be responsible for annual bonuses for eligible Splitco Employees for periods following the date that the Merger occurs. PPG will pay a portion of the costs relating to retention bonuses for specified Splitco Employees; Splitco will pay the balance of the costs relating to these retention bonuses.

Health and Welfare Plans; COBRA; HIPAA and WARN

In general, with respect to liabilities incurred in respect of Splitco Employees under health and welfare plans, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or the requirements of the Worker Adjustment and Retraining Notification Act and the Health Insurance Portability and Accountability Act of 1996, PPG will retain such liabilities for events occurring prior to the closing of the Transactions and Splitco will assume such liabilities for events occurring after the closing.

Flexible Spending Accounts and Vacation

Splitco will establish a mirror flexible spending account arrangement to cover claims during the remainder of the calendar year in which the closing of the Transactions occurs. PPG will transfer to the Splitco arrangement the net balances of any eligible Splitco Employee in a flexible spending account determined as of the closing. Splitco will honor unused vacation, personal days and sick days in the calendar year in which the closing of the Transactions occurs.

Tax Matters Agreement

In connection with the Transactions, PPG, Splitco, and Georgia Gulf will enter into a Tax Matters Agreement that will govern the parties’ respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the Distribution to qualify as tax-free for U.S. federal income tax purposes. The Tax Matters Agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters. This summary is qualified by reference to the complete text of the form of the Tax Matters Agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this document is a part.

In general, the Tax Matters Agreement will govern the rights and obligations of PPG, on the one hand, and Splitco and Georgia Gulf, on the other hand, after the Distribution with respect to taxes for both pre- and post-Distribution periods. Under the Tax Matters Agreement, PPG generally will be responsible for pre-Distribution income and non-income taxes (including income and non-income taxes attributable to the PPG Chlor-alkali and Derivatives Business), and Splitco will be responsible for all post-Distribution income and non-income taxes attributable to the PPG Chlor-alkali and Derivatives Business. In certain circumstances and subject to certain conditions, Splitco will be responsible for certain taxes resulting from the Transactions. Furthermore, each party will be responsible for any taxes imposed on PPG that arise from the failure of the Distribution, the Merger and certain related transactions to qualify as tax-free transactions to the extent that such failure to qualify is attributable to certain actions (described below) taken by such party.

The Tax Matters Agreement will further provide that Splitco will indemnify PPG for (i) all taxes for which Splitco is responsible as described above, (ii) all taxes incurred by PPG or any subsidiary of PPG by reason of the breach by Splitco or Georgia Gulf of any of their respective representations, warranties or covenants under the Tax Matters Agreement and (iii) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses). PPG will indemnify Splitco for (i) all taxes for which PPG is responsible as described above, (ii) all taxes incurred by Splitco or any subsidiary of Splitco by reason of a breach by PPG of any of its representations, warranties or covenants under the Tax Matters Agreement and (iii) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses).

In addition, the Tax Matters Agreement generally will prohibit Splitco, Georgia Gulf, and their affiliates from taking certain actions that could cause the Distribution, the Merger and certain related transactions to fail to qualify as tax-free transactions. In particular, for a two-year period following the date of the Distribution, Splitco may not:

•

enter into any transaction or series of transactions (or any agreement, understanding or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of Splitco (taking into account the stock of Splitco acquired pursuant to the Merger);

•	redeem or repurchase any stock or stock rights;

•	amend its certificate of incorporation or take any other action affecting the relative voting rights of its capital stock;

•	merge or consolidate with any other person (other than pursuant to the Merger);

•

take any other action that would, when combined with any other direct or indirect changes in ownership of Splitco capital stock (including pursuant to the Merger), have the effect of causing one or more persons to acquire stock comprising 50% or more of the vote or value of Splitco, or would reasonably be expected to adversely affect the tax-free status of the Transactions;

•	liquidate or partially liquidate;

•	discontinue the active conduct of the PPG Chlor-alkali and Derivatives Business; or

•

sell, transfer or otherwise dispose of assets (including stock of subsidiaries) that constitute more than 30% of the consolidated gross assets of Splitco and/or its subsidiaries (subject to exceptions for, among other things, ordinary course dispositions and repayments or prepayments of Splitco debt).

If Splitco intends to take any such restricted action, Splitco will be required to cooperate with PPG in obtaining a supplemental IRS ruling or an unqualified tax opinion reasonably acceptable to PPG to the effect that such action will not affect that status of the Distribution, the Merger and certain related transactions as tax-free transactions. However, if Splitco takes any of the actions above and such actions result in tax-related losses to PPG, then Splitco generally will be required to indemnify PPG for such losses, without regard to whether PPG has given Splitco prior consent.

The Tax Matters Agreement will be binding on and inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement. Further, as of the effective time of the Merger, Georgia Gulf will be subject to the obligations and restrictions imposed on Splitco, including, without limitation, with respect to the indemnification obligations of Splitco and restrictions on Splitco described above.

Transition Services Agreement

In connection with the Transactions, PPG and Splitco will enter into the Transition Services Agreement, the material terms of which will provide that PPG will provide certain services to Splitco, and Splitco will provide certain services to PPG after the closing of the Transactions in support of the PPG Chlor-alkali and Derivatives Business with substantially the same degree of care, skill and diligence with which the provider performs such services for itself, consistent with past practices during the last six months.

Under the Transition Services Agreement, transition services are to be provided for a period not to exceed 24 months after the closing date of the Transactions unless otherwise terminated and will generally relate to the following:

•	logistics;

•	purchasing;

•	finance systems, including access thereto;

•	contract manufacturing;

•	information technology;

•	human resources;

•	tax; and

•	payroll processing.

The party providing the services under the Transition Services Agreement will defend, indemnify and hold the recipient of such services, its officers, directors, managers, partners, members, employees, agents, successors, assigns and affiliates, harmless against any actual or alleged losses, damages and expenses resulting from the provider or its subcontractors’ breach of the transition services agreement, gross negligence, willful misconduct or fraud with respect to the provision of such services. Under no circumstances will the party providing the services under the Transition Services Agreement, or any of its affiliates, have liability under the Transition Services Agreement in the aggregate in excess of the total amount of fees paid by the recipient of such services, or be otherwise required to pay out in damages, cost of settlement, or otherwise in excess of such amount.

The Transition Services Agreement may be terminated by either party immediately upon notice to the other party if either party becomes insolvent or bankrupt, or makes an assignment for the benefit of creditors, or a receiver is appointed for either party. The Transition Services Agreement may also be terminated by the non-breaching party if a party defaults in any material respect in the performance of the agreement and fails to cure or take reasonable steps to cure the breach within 30 days after receiving notice of such breach. If the Transition Services Agreement is not terminated earlier, it will terminate on the expiration or termination of the last service to be performed thereunder.

Under the Transition Services Agreement, the parties will pay for the transition services provided within 30 days of receipt of an invoice relating to such services.

Shared Facilities, Services and Supply Agreement

At the date of the Separation, PPG and Splitco will enter into the Shared Facilities, Services and Supply Agreement which provides for the long term sharing of facilities, provision of services and the supply of products in Lake Charles, Louisiana where Splitco will operate a chlor-alkali facility and PPG will operate a silicas facility. Each of these facilities currently uses common pipelines, roads, rail lines and rail spurs to deliver products to their respective facilities and the Shared Facilities, Services and Supply Agreement will provide for that common use to continue, as well as the common use of a parking facility. The Shared Facilities Agreement will also provide for the sale and delivery by Splitco to PPG of products such as steam, condensate, natural gas, process water, fire water and oxygen which are necessary to operate the silicas facility. The Shared Facilities, Services and Supply Agreement will also require Splitco to provide operation and maintenance services for PPG’s leasehold interest in certain electricity infrastructure, other services such as access to existing effluent systems; warehouse receiving and storage; maintenance, repair and fuel services; railcar management, emergency services and the use of large equipment. The initial pricing for the services and products to be provided pursuant to the Shared Facilities, Services and Supply Agreement shall be consistent with the internal PPG pricing prior to the signing of the Merger Agreement.

Servitude Agreement

Pursuant to the Transactions, at the date of the Separation, PPG and Splitco will enter into the Servitude Agreement which will provide record evidence of various easements granted between PPG’s retained silicas plant at Lake Charles, Louisiana (“Lake Charles”) and the remaining portion of the Lake Charles facility transferred to Splitco. The easements referenced in the Servitude Agreement include rights of access by PPG and Splitco on common roadways and railways serving the Lake Charles facility which will be located on one another’s property. The above-referenced easements will also include the right to transmit steam, natural gas, oxygen, condensate, sanitary and storm sewer and other materials through pipelines located on the Lake Charles facility in support of PPG’s and Splitco’s respective operations at the Lake Charles facility.

The Electric Generation, Distribution and Transmission Facilities Lease

In connection with the Transactions, at the date of the Separation, PPG and Splitco will enter into the Electric Generation, Distribution and Transmission Facilities Lease which will provide PPG’s silicas plant with an undivided leasehold interest in the powerhouse C generation facility in Lake Charles adequate to allow PPG’s silicas plant to self-supply its power requirements. The leasehold interest will also include an interest in the Splitco electric distribution and transmission system adequate to deliver power from powerhouse C to PPG’s silicas plant. The lease will be for an initial 20 year term with 5 year renewal options. In return, PPG’s silicas plant will pay a fixed monthly rental payment to Splitco. This lease will include a one-time option for PPG’s silicas plant to increase its leased generation interest up to 10 MW upon prior written notice effective October 30, 2014.

Chlorine, Liquid Caustic Soda and Hydrochloric Acid Sales Agreements

At the date of the Separation, PPG and Georgia Gulf will enter into certain agreements pursuant to which Splitco will supply PPG and/or subsidiaries of PPG, and PPG and/or subsidiaries of PPG will supply Splitco, as the case may be, with chlorine, caustic soda, and hydrochloric acid. The initial term of the chlorine, liquid caustic soda, and hydrochloric acid sales agreements will be for 60 months beginning after the Distribution, and the agreements will continue after such initial term on a yearly basis unless or until terminated by either PPG or Georgia Gulf at the end of such initial term or any subsequent year term, upon prior written notice.

Monroeville Shared Facilities Agreement

In connection with the Transactions, at the date of the Separation, PPG and Splitco will enter into the Monroeville Shared Facilities Agreement which will provide for a 12-month lease (with an option to extend for up to 6 additional months) of a portion of PPG’s Monroeville chemicals technical center to Splitco employees for offices and related use, at a rental rate of $100,000 per month (inclusive of all utilities). The Monroeville Shared Facilities Agreement will also permit Splitco to share with PPG certain laboratory, conference center and other space at the Monroeville chemicals technical center at a cost similar to the cost charged to the PPG Chlor-alkali and Derivatives Business for that use prior to the effective time of the Separation. PPG’s and Splitco’s employees and contractors will be required to keep confidential any proprietary information of the other party which they may acquire in the course of their use of the shared facilities. PPG will be responsible for the maintenance and repair of the leased facilities.

Master Terminal Agreement

In connection with the Transactions, at the date of the Separation, the Master Terminal Agreement, entered into by and between PPG and Splitco, will allow Splitco to continue to use a facility related to the PPG Chlor-alkali and Derivatives Business located in Barberton, Ohio that will be retained by PPG (the “Barberton Terminal”) for the unloading of product from tanks to trucks for delivery to Splitco’s customers. The term of the Master Terminal Agreement will be from the date of the Master Terminal Agreement until the earlier to occur of (1) the three-year anniversary of the Master Terminal Agreement or (2) the date on which the underlying agreements committing Splitco to supply certain products to the relevant customers terminate. The Master Terminal Agreement will automatically renew annually thereafter unless cancelled by either PPG or Splitco by providing 180 days’ prior written notice. Each party to the Master Terminal Agreement may terminate the agreement (1) for any reason with at least 90 days’ prior written notice, (2) if the other party fails to carry out any material term of the agreement for a period of three days, with at least 60 days’ prior written notice, and (3) if use of PPG’s equipment and the Barberton Terminal is terminated by any governmental authority or in other similar circumstances, immediately.

Chlorine Sales Agreement Amendment

In connection with entering into the Merger Agreement, PPG and a subsidiary of Georgia Gulf entered into an amendment to an existing Chlorine Sales Agreement, pursuant to which PPG sells chlorine to Georgia Gulf. Prior to the execution of this amendment to the Chlorine Sales Agreement on July 18, 2012, the Chlorine Sales Agreement continued unless or until it was terminated by either party effective any December 31 on not less than twenty-four (24) months prior written notice to the other. Under the terms of this amendment, in the event the

Merger Agreement is terminated (other than in certain circumstances) then the Chlorine Sales Agreement may not be terminated by either party prior to the three (3) year anniversary of the date the Merger Agreement is terminated and will be terminated on such date only if a party delivers written notice of its intention to terminate the agreement prior to the one (1) year anniversary of the date the Merger Agreement is terminated. If the Merger Agreement has been terminated (other than in certain circumstances), and neither party delivers a termination notice prior to the one (1) year anniversary of the date the Merger Agreement is terminated, then the term of the Chlorine Sales Agreement will continue on a year-to-year basis unless it is terminated by either party in accordance with the terms existing prior to this amendment.

DESCRIPTION OF GEORGIA GULF CAPITAL STOCK

The rights of Georgia Gulf stockholders are governed by Delaware law, the Georgia Gulf Articles and the Georgia Gulf Bylaws. For information on how to obtain a copy of the Georgia Gulf Articles and the Georgia Gulf Bylaws, see “Where You Can Find More Information; Incorporation by Reference.”

The following description of Georgia Gulf’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Georgia Gulf Articles, the Georgia Gulf Bylaws and the applicable provisions of Delaware law.

Common Stock

The Articles authorizes the issuance of up to 100 million shares of common stock, par value $0.01 per share. As of August 23, 2012, there were 34,529,305 shares of Georgia Gulf common stock issued and outstanding.

Holders of Georgia Gulf common stock are entitled to one vote for each share held of record on matters submitted to a vote of stockholders. Holders of Georgia Gulf common stock do not have cumulative voting rights in the election of directors to the board of directors of Georgia Gulf. Except as set out below or as otherwise provided by law, any action to be taken by the stockholders may be taken by the affirmative vote of the holders of a majority of shares of Georgia Gulf common stock entitled to vote thereon. The Georgia Gulf Articles provides that certain transactions proposed to be entered into between Georgia Gulf and a “Controlling Person” (as defined in the Georgia Gulf Articles) must be approved by the affirmative vote of the holders of at least four-fifths of the shares of Georgia Gulf common stock not beneficially owned by such Controlling Person unless certain specified conditions are met or the transaction is approved by a majority of the “Continuing Directors” (as defined the Georgia Gulf Articles) at a time when Continuing Directors comprise a majority of the board of directors of Georgia Gulf. The Georgia Gulf Articles also require (1) the affirmative vote of the holders of at least four-fifths of the shares of Georgia Gulf common stock not beneficially owned by Controlling Persons to approve any amendment to the provisions thereof relating to the approval of any such transaction with a Controlling Person, unless certain specified conditions are met; (2) the approval by the holders of at least four-fifths of the outstanding shares of Georgia Gulf common stock to amend or repeal the provision of the Georgia Gulf Articles requiring that any actions to be taken by the holders of Georgia Gulf common stock may be taken only at a duly called annual or special meeting of stockholders, and relating to the ability to call a special meeting of stockholders only being granted to or at the direction of, a majority of Georgia Gulf’s board of directors or the Chairman thereof; and (3) the approval by the holders of at least four-fifths of the outstanding shares of Georgia Gulf common stock to amend or repeal the Georgia Gulf Articles provision setting out such vote requirements.

The Georgia Gulf Bylaws further provide that the affirmative vote of the holders of 80% of the shares of Georgia Gulf stock entitled to vote on a matter, voting together as a single class, is required to amend any provision of the Georgia Gulf Bylaws relating to the calling, matters to be addressed, time and place of meetings of the Georgia Gulf stockholders, and relating to the number, election, appointment and removal of directors, including the process for nomination of directors, as well as the bylaw provision setting out such vote requirements.

Holders of Georgia Gulf common stock are entitled to receive dividends when, as and if declared by the board of directors of Georgia Gulf. In the event of Georgia Gulf’s liquidation or dissolution, holders of Georgia Gulf common stock are entitled to share ratably in any of Georgia Gulf’s assets remaining after payment of liabilities and any amounts due to holders of any preferred stock. Holders of Georgia Gulf common stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to the common stock. The outstanding shares of Georgia Gulf common stock are fully paid and nonassessable.

Georgia Gulf has adopted and maintains equity incentive and stock purchase plans pursuant to which Georgia Gulf is authorized to issue stock, stock options and other types of equity-based compensation to employees, directors, consultants and other persons who provide services to Georgia Gulf. As of August 23, 2012, Georgia Gulf had outstanding awards to acquire approximately 882,016 shares of its common stock under these plans, and had reserved approximately 1,188,162 additional shares of common stock for future issuances under these plans.

Preferred Stock

The Georgia Gulf Articles authorizes the board of directors of Georgia Gulf to provide for the issuance of up to 75 million shares of preferred stock, par value $0.01 per share, from time to time, in one or more series, to designate the number of shares in such series and fix the rights, powers, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of the shares of each series so established, including provisions concerning voting or consent, redemptions, dividends, dissolution or distribution of assets, and conversion or exchange. As of August 23, 2012, there were 1.0 million shares of Georgia Gulf preferred stock designated as junior participating preferred stock. These shares were designated in connection with Georgia Gulf’s previously disclosed adoption of a rights agreement, which agreement has been terminated. There are no shares of preferred stock issued or outstanding, and Georgia Gulf has no current plans or arrangements to issue any shares of Georgia Gulf preferred stock.

The rights of the holders of Georgia Gulf common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. Georgia Gulf’s board of directors may authorize the issuance of Georgia Gulf preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Georgia Gulf common stock. The issuance of any Georgia Gulf preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Georgia Gulf and may adversely affect the market price of Georgia common stock and the voting and other rights of the holders of Georgia Gulf common stock.

Certain Anti-Takeover Effects of Provisions of the Articles and the Bylaws

The Georgia Gulf Articles and the Georgia Gulf Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of Georgia Gulf’s board of directors, including the following:

•

Supermajority Provisions. The Georgia Gulf Articles provides that certain transactions proposed to be entered into between Georgia Gulf and a “Controlling Person” (as defined in the Georgia Gulf Articles) must be approved by the affirmative vote of the holders of at least four-fifths of the shares of Georgia Gulf common stock not beneficially owned by such Controlling Person unless certain specified conditions are met or the transaction is approved by a majority of the “Continuing Directors” (as defined in the Georgia Gulf Articles) at a time when Continuing Directors comprise a majority of the board of directors of Georgia Gulf. The Georgia Gulf Articles also require (1) the affirmative vote of the holders of at least four-fifths of the shares of Georgia Gulf common stock not beneficially owned by Controlling Persons to approve any amendment to the provisions thereof relating to the approval of any such transaction with a Controlling Person, unless certain specified conditions are met; (2) the approval by the holders of at least four-fifths of the outstanding shares of Georgia Gulf common stock to amend or repeal the provision of the Georgia Gulf Articles requiring that any actions to be taken by the holders of Georgia Gulf common stock may be taken only at a duly called annual or special meeting of stockholders, and relating to the ability to call a special meeting of stockholders only being granted to or at the direction of, a majority of Georgia Gulf’s board of directors or the Chairman thereof; and (3) the approval by the holders of at least four-fifths of the outstanding shares of Georgia Gulf common stock to amend or repeal the Georgia Gulf Articles provision setting out such vote requirements. The Georgia Gulf Bylaws further provide that the affirmative vote of the holders of 80% of the shares of stock entitled to vote on a matter, voting together as a single class, is required to amend any provision of the Georgia Gulf Bylaws relating to the calling, matters to be addressed, time and place of meetings of the stockholders, and relating to the number, election, appointment and removal of directors, including the process for nomination of directors, as well as the bylaw provision setting out such vote requirements. The supermajority voting requirements may deter a potential acquiror from attempting to obtain control of Georgia Gulf.

•	Number of Directors; Removal of Directors; Director Vacancies. The number of directors constituting Georgia Gulf’s board of directors may be set only by the affirmative vote of a majority of Georgia

Gulf’s entire board of directors. In addition, the Georgia Gulf Bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power entitled to vote thereon. Further, the Georgia Gulf Articles and the Georgia Gulf Bylaws authorize only the board of directors to fill vacant directorships. These provisions prevent a stockholder from increasing the size of, and make it more difficult for a stockholder to change the composition of, Georgia Gulf’s board of directors and gain control of Georgia Gulf’s board of directors by filling any resulting vacancies with its own nominees.

•

Stockholder Action; Special Meeting of Stockholders. The Georgia Gulf Articles provides that Georgia Gulf’s stockholders may not take action by written consent, but may take action only at annual or special meetings of Georgia Gulf stockholders. Georgia Gulf’s stockholders are not permitted to cumulate their votes for the election of directors. The Georgia Gulf Bylaws further provide that special meetings of Georgia Gulf’s stockholders may be called only by or at the direction of a majority of Georgia Gulf’s board of directors or the Chairman of Georgia Gulf’s board of directors. These provisions may preclude a stockholder or group of stockholders from acting by written consent or calling a special meeting to replace members of Georgia Gulf’s board of directors, instead requiring that any such action be taken at Georgia Gulf’s annual meeting.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Georgia Gulf Bylaws provide advance notice procedures for stockholders seeking to bring business before Georgia Gulf’s annual meeting of stockholders, or to nominate candidates for election as directors at Georgia Gulf’s annual meeting of stockholders. The Georgia Gulf Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude Georgia Gulf’s stockholders from bringing matters before Georgia Gulf’s annual meeting of stockholders or from making nominations for directors at Georgia Gulf’s annual meeting of stockholders.

•

Issuance of Undesignated Preferred Stock. Georgia Gulf’s board of directors has the authority, without further action by the stockholders, to issue up to 75 million shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by Georgia Gulf’s board of directors. The existence of authorized but unissued shares of preferred stock enables Georgia Gulf’s board of directors to render more difficult or to discourage an attempt to obtain control of Georgia Gulf by means of a merger, tender offer, proxy contest or otherwise.

Listing

Georgia Gulf common stock trades on the NYSE under the trading symbol “GGC.”

Transfer Agent

The transfer agent and register for the Georgia Gulf common stock is Computershare Trust Company, N.A.

OWNERSHIP OF GEORGIA GULF COMMON STOCK

The following table and footnotes set forth as of August 23, 2012, the beneficial ownership, as defined by regulations of the SEC, of Georgia Gulf common stock held by:

•	each person or group of persons known to Georgia Gulf to own beneficially more than 5% of the outstanding shares of Georgia Gulf common stock;

•	each director and named executive officer of Georgia Gulf; and

•	all current directors and executive officers of Georgia Gulf as a group.

Name and Address of Beneficial Owner(1)	Amount of Common Stock Beneficially Owned and Nature of Beneficial Ownership(2)		Percent of Class(3)
Paul D. Carrico	389,749	(4)	1.12%
Gregory C. Thompson	156,752	(5)	*
Mark J. Orcutt	96,976	(6)	*
James L. Worrell	76,454	(7)	*
Joseph C. Breunig	16,270	(8)	*
Patrick J. Fleming	8,850	(9)	*
T. Kevin DeNicola	7,645		*
Robert M. Gervis	7,645		*
Stephen E. Macadam	7,645		*
Mark L. Noetzel	7,645		*
David N. Weinstein	7,645		*
All directors and executive officers as group (11 persons)	783,276	(10)	2.26%

JP Morgan Chase & Co. 270 Park Avenue New York, NY 10017	3,825,086	(11)	11.08%

Capital World Investors 333 South Hope Street Los Angeles, CA 90071	3,461,187	(12)	10.02%

Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	1,967,799	(13)	5.70%

The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	1,802,344	(14)	5.22%

*	Represents less than 1%.
(1)	The address of each of the directors and executive officers is c/o Corporate Secretary, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346.
(2)	Beneficial ownership as reported in the table has been determined in accordance with the rules of the SEC. Under those rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of, or to direct the disposition of, such security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership (such as by exercise of options) within 60 days. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. Except as indicated in other notes to this table, directors and executive officers possessed sole voting and investment power with respect to all shares of common stock referred to in the table.
(3)	Based on 34,529,305 shares of Georgia Gulf’s common stock outstanding as of August 23, 2012.
(4)	Includes 24,488 shares that may be acquired upon exercise of vested options by Mr. Carrico, and 45 shares held in his 401(k) account.
(5)	Includes 9,125 shares that may be acquired upon exercise of vested options by Mr. Thompson and 563 shares in his 401(k) account.
(6)	Includes 8,554 shares that may be acquired upon exercise of vested options by Mr. Orcutt.
(7)	Includes 6,041 shares that may be acquired upon exercise of vested options by Mr. Worrell.
(8)	Mr. Breunig does not hold any vested options.
(9)	Includes 822 shares that may be acquired upon exercise of vested options by Mr. Fleming.
(10)	See notes (4)—(9).
(11)	As reported on Amendment No. 3 to Schedule 13G filed with the SEC on March 7, 2012, JPMorgan Chase & Co. has sole voting power with respect to 3,366,321 shares, shared voting power with respect to 70,210 shares and sole dispositive power with respect to 3,754,876 shares.

(12)	As reported on Amendment No. 8 to Schedule 13G filed with the SEC on February 10, 2012, Capital World Investors, a division of Capital Research and Management Company (“CRMC”), has sole voting power with respect to 3,461,187 shares. Capital World Investors is deemed to be the beneficial owner of such shares as a result of CRMC acting as investment advisor to various investment companies.
(13)	As reported on Schedule 13G filed with the SEC on February 14, 2012, Dimensional Fund Advisors LP has sole voting power with respect to 1,935,047 shares, no shared voting power and sole dispositive power with respect to 1,967,799 shares. Dimensional Fund Advisors is deemed to be the beneficial owner of such shares as a result of it acting as investment advisor to various investment companies and commingled group trusts and separate accounts.
(14)	As reported on Schedule 13G filed with the SEC on February 10, 2012, the Vanguard Group, Inc. has sole voting power with respect to 48,209 shares, no shared voting power, sole dispositive power with respect to 1,754,135 shares and shared dispositive power with respect to 48,209 shares.

COMPARISON OF RIGHTS OF HOLDERS OF PPG COMMON STOCK

AND GEORGIA GULF COMMON STOCK

PPG is a Pennsylvania corporation subject to the provisions of the Pennsylvania Business Corporation Law (“Pennsylvania law”). Georgia Gulf is a Delaware corporation subject to the provisions of the Delaware General Corporation Law (“Delaware law”). Holders of PPG common stock, whose rights are currently governed by PPG’s Restated Articles of Incorporation, as amended (the “PPG Articles”), PPG’s Bylaws, as amended and restated (the “PPG Bylaws”) and Pennsylvania law, will, with respect to the shares validly tendered and exchanged immediately following this exchange offer, become shareholders of Georgia Gulf and their rights will be governed by Georgia Gulf’s Restated Certificate of Incorporation (the “GGC Articles”), Georgia Gulf’s Amended and Restated Bylaws (the “GGC Bylaws”) and Delaware law.

The following description summarizes the material differences between the rights associated with PPG common stock and Georgia Gulf common stock that may affect PPG shareholders whose shares are accepted for exchange in this exchange offer and who will obtain shares of Georgia Gulf common stock in the Merger, but does not purport to be a complete statement of all of those differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The following description is qualified in its entirety by, and PPG shareholders should read carefully the relevant provisions of, Pennsylvania law, Delaware law, the PPG Articles, the PPG Bylaws, the GGC Articles and the GGC Bylaws. The PPG Articles have been publicly filed with the SEC as (a) exhibit 3 to PPG’s filing on Form 10-Q for the period ended March 31, 1995, (b) exhibit 3 to PPG’s filing on Form 10-K for the period ended December 31, 1998 and (c) exhibit 3.1b to PPG’s filing on Form 10-Q for the period ended March 31, 2007 and the PPG Bylaws have been publicly filed with the SEC as exhibit 3.2 to PPG’s filing on Form 10-Q for the period ended March 31,2007, respectively. The GGC Articles and the GGC Bylaws have been publicly filed with the SEC as exhibit 3.1 to Georgia Gulf’s filing on Form 10-Q for the period ended June 30, 2011 and as exhibit 3.2 to Georgia Gulf’s filing on Form 10-Q for the period ended September 30, 2012, respectively. See also “Description of Georgia Gulf Capital Stock.”

Authorized Capital Stock

The following table sets forth the authorized and issued capital stock of PPG and Georgia Gulf as of July 31, 2012 without giving effect to this exchange offer.

Class of Security	Authorized	Outstanding
PPG:
Common Stock, $1.66-2/3 per share	600,000,000	153,057,314
Preferred Stock, no par value	10,000,000	—
Georgia Gulf:
Common Stock, par value $.01 per share	100,000,000	34,520,260
Preferred Stock, par value $.01 per share	75,000,000	—

SHAREHOLDER RIGHT	PPG	GEORGIA GULF
Voting Rights	Each shareholder is entitled to one vote for each share having voting power. The holders of PPG common stock have the right of cumulative voting in elections of directors.	Each holder of Georgia Gulf common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. The holders of Georgia Gulf common stock do not have cumulative voting rights in the election of directors.

Rights of Holders of Preferred Stock	The PPG Articles provide that PPG’s board of directors is authorized to fix and determine the preferences, voting rights, qualifications, privileges, limitations, options, conversion rights, restrictions and other special or relative rights of PPG’s preferred stock to the fullest extent permitted by the laws of the Commonwealth of Pennsylvania.	The GGC Articles provide that Georgia Gulf’s board of directors is authorized to determine the rights, powers, preferences, and the relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including concerning voting or consent, redemption, dissolution or the distribution of assets, conversion or exchange of any series of preferred stock of Georgia Gulf.

Number and Classification of Board of Directors	The PPG Articles set the number of board members at not less than 9 nor more than 17. The exact number is fixed by a majority vote of the directors in office. There are 3 classes of directors, each holding office for 3 years. The current number of board members is 11.	The GGC Articles and the GGC Bylaws provide that the number of directors constituting the whole board of directors of Georgia Gulf shall not be less than one. The exact number of directors constituting Georgia Gulf’s board of directors may be set only by the affirmative vote of a majority of Georgia Gulf’s entire board of directors. Georgia Gulf does not have a classified board of directors. The current number of members of the board of directors of Georgia Gulf is seven. The Merger Agreement provides that in connection with the Merger, Georgia Gulf will increase the size of its board of directors by three members, and that three individuals selected by PPG and approved by the Nominating and Governance Committee of the board of directors of Georgia Gulf will be appointed to fill the vacancies. In accordance with the Merger Agreement, these individuals will also be nominated

SHAREHOLDER RIGHT	PPG	GEORGIA GULF
for re-election to the board of directors of Georgia Gulf at Georgia Gulf’s 2013 annual meeting of stockholders.

Removal of Directors	Under the PPG Articles, directors may be removed with or without cause by a vote of 80% of the shares entitled to vote. No individual director can be removed (unless the entire board or any class of directors is being removed) if the votes cast against the removal would be sufficient, if voted cumulatively for that director, to elect the director.	Under the GGC Articles and the GGC Bylaws, directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power entitled to vote thereon.

Vacancies on the Board of Directors	The PPG Bylaws provide that vacancies on the PPG board of directors shall be filled only by a majority vote of the remaining directors then in office, even though less than a quorum, except that vacancies resulting from removal from office by a vote of the shareholders may be filled by the shareholders at the same meeting at which such removal occurs.	The GGC Bylaws provide that any vacancies on the Georgia Gulf board of directors can be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Georgia Gulf board of directors, or by a sole remaining director.

Special Meetings	The PPG Bylaws provide that special meetings of the shareholders may be called at any time by the board of directors or by the Chairman of the board of directors. Only matters referred to in the notice of the special meeting, and those which are incidental or germane to such matters, may be discussed.	The GGC Bylaws provide that special meetings of Georgia Gulf’s stockholders may be called only at the direction of a majority of Georgia Gulf’s board of directors or by the Chairman of Georgia Gulf’s board of directors. Only matters properly brought before a special meeting may be discussed at such meeting. To be properly brought before a special meeting, business must be specified in the notice of the meeting or otherwise properly brought before the meeting in accordance with the GGC Bylaws.

Shareholder Action by Written Consent	The PPG Articles provide that any action permitted to be taken by a PPG shareholder must be effected at a duly called annual or special	The GGC Articles provide that any action required or permitted to be taken by Georgia Gulf stockholders must be effected at a

SHAREHOLDER RIGHT	PPG	GEORGIA GULF
	meeting of the shareholders and may not be effected by written consent of such shareholder.	duly called annual or special meeting of the stockholders, and may not be effected by any consent in writing of such stockholders.

Quorum of Shareholders	Under the PPG Bylaws, at least a majority of the votes which all shareholders are entitled to cast on a matter, represented in person or by proxy, constitutes a quorum, unless otherwise required by law or by the Bylaws.

Under the GGC Bylaws, the holders of a majority of Georgia Gulf’s stock issued and outstanding and entitled to vote at a stockholders meeting, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business.

Advance Notice Procedures for a Shareholder Proposal or Director Nomination	A shareholder entitled to vote in the election of the directors to be elected may make a nomination so long as written notice is given to the Secretary at the principal executive offices of the company at least 90 days prior to the meeting if the election is being held at the annual meeting on the third Thursday in April or within 10 days of the first public disclosure of a meeting for an election being held at a special meeting of the shareholders or on a date other than the third Thursday in April. A shareholder must provide written notice to the Secretary at the principal executive offices of the company at least 90 days prior to an annual meeting being held on the third Thursday in April or within 10 days of the first public disclosure of the date of a meeting being held on a date other than the third Thursday in April in order to properly bring business before an annual meeting. For business other than nominations of director candidates properly brought before an annual meeting by a shareholder, such shareholder must give timely notice thereof in writing to the secretary and such business must otherwise be a proper matter for shareholder action. To be timely, a	A stockholder of record entitled to vote at an annual meeting may request business to be brought before such meeting, and a stockholder of record entitled to vote in the election of directors may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and with proper content as set forth in the GGC Bylaws to the Secretary at the principal executive offices of Georgia Gulf not less than 60 nor more than 90 days prior to the first anniversary of the date on which Georgia Gulf first mailed its proxy materials for the preceding year’s annual meeting of stockholders, provided that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice must be given no later than the 90th day prior to such annual meeting or the 10th day following the date on which public disclosure of the date of such meeting is first made. If in connection with either a proposal to bring business before an annual meeting or a proposed nomination of a person for election as a director, a stockholder or beneficial owner intends to deliver

SHAREHOLDER RIGHT	PPG	GEORGIA GULF
	shareholder’s notice must be received by the Secretary at the principal executive offices of the Corporation not later than 90 days prior to such annual meeting, provided that, if such annual meeting is held on a date other than the third Thursday in April, such written notice must be given within ten days after the first public disclosure of the date of such meeting. Such shareholder’s notice must set forth (a) as to each matter a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder; (b) the beneficial owner on whose behalf the notice is given and a specific representation that the shareholder intends to be present at the meeting in person or by proxy to present and speak as to such business; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the notice is given certain identifying and shareholding information.	a proxy statement and form of proxy to holders of at least the percentage of shares of Georgia Gulf common stock entitled to vote that are required to approve such proposal or elect such nominee(s), as the case may be, the stockholder or beneficial owner must have delivered an affirmative statement of such intent to the Secretary of Georgia Gulf. If the stockholder or beneficial holder has indicated such intent in connection with a proposed nomination of a person for election as a director, such holder must deliver such statement along with the proxy statement and form of proxy to the holders of at least the percentage of shares of Georgia Gulf common stock entitled to vote that are required to approve such nomination.

Amendment of Articles of Incorporation	Pennsylvania law provides that a corporation may amend its articles following the adoption by the board of directors of a resolution proposing the amendment, or unless otherwise provided in the articles, by petition of shareholders entitled to cast at least 10% of the votes, which petition will be directed to the board of directors and filed with the secretary of the corporation. The proposed amendment will be submitted to a vote of the shareholders. Except where approval is required by 80% of the shareholders or where shareholder approval is not necessary, board approval is required for adoption of an	Delaware law provides that a corporation may amend its certificate of incorporation upon the adoption of a resolution setting forth the proposed amendment by the board of directors of a corporation and thereafter by the affirmative vote of holders of a majority of the outstanding stock entitled to vote and a majority of the outstanding stock of each class entitled to vote as a separate class, unless the certificate of incorporation provides for a different vote of the stockholders. The GGC Articles does not specify a voting power requirement different than required by Delaware law to approve

SHAREHOLDER RIGHT	PPG	GEORGIA GULF
	amendment. The PPG Articles require approval by 80% of the shareholders to amend the PPG Articles to declassify the board of directors, to amend the director removal provisions or to amend the business combination provisions. Majority vote of the shareholders, except where shareholder approval is not necessary, and board approval is necessary for adoption of an amendment.	amendments to the GGC Articles, except with respect to amendments to the provisions thereof relating to: (i) certain business combination transactions; (ii) actions not being taken other than at duly called annual or special meetings of stockholders; and (iii) the ability to call a special meeting, each of which require the approval of the holders of at least four-fifths of the outstanding shares of Georgia Gulf common stock. See “—Certain Anti-Takeover Effects of Provisions of the GGC Articles and the GGC Bylaws.”

Amendment of Bylaws	The PPG Bylaws can be amended or repealed by action of the board of directors at any regular or special meeting, except as otherwise provided by law, in the articles of incorporation, or in the bylaws, subject to the power of the shareholders to change such action.	Except as otherwise provided by law or by the GGC Articles or the GGC Bylaws, the GGC Bylaws can be amended or repealed at any meeting of stockholders called for such purpose by the holders of a majority of the shares of stock entitled to vote on such matters voting together as a single class or at any meeting of the board of directors of Georgia Gulf by the vote of a majority of those directors (provided that no amendment adopted by the board of directors of Georgia Gulf may conflict with any amendment adopted by Georgia Gulf’s stockholders), except with respect to amendments to the provisions of the GGC Bylaws relating to: (i) the calling, matters to be addressed, time and place of meetings of the stockholders, and (ii) the number, election, appointment and removal of directors, including the process for nomination of directors, as well as the GGC Bylaw provision setting out such vote requirements, each of which require the affirmative vote of the holders of at least 80% of the shares of stock entitled to vote on such matter, voting together, as a single class. See “Georgia Gulf’s Certificate of Incorporation, Bylaws and Delaware Law”

SHAREHOLDER RIGHT	PPG	GEORGIA GULF
Certain Business Combinations

The PPG Articles provide that the following transactions require an 80% shareholder vote, unless approved by a majority of the continuing directors or unless the transaction meets specified price and procedure requirements:

1) a merger or consolidation with an Interested Shareholder (defined as a shareholder with beneficial ownership of more than 20% of the voting power of the then outstanding shares of capital stock of PPG entitled to vote at an annual election of directors), or with any other corporation which is an affiliate or associate of an Interested Shareholder;

2) a sale, lease or other disposition of assets having a value over $10 million to or with an Interested Shareholder or with an affiliate or associate of an Interested Shareholder;

3) the issuance or sale to an Interested Shareholder or an affiliate or associate of an Interested Shareholder of securities in exchange for consideration having a value in excess of $10 million;

4) a liquidation or dissolution proposed by or on behalf of an Interested Shareholder or an affiliate or associate of an Interested Shareholder; or

5) a reclassification, recapitalization or other transaction that has the effect of disproportionately increasing the shareholdings of an Interested Shareholder or an affiliate or associate of an Interested Shareholder disproportionately.

The GGC Articles provides that the following transactions between Georgia Gulf and a “Controlling Person” (defined as any person who beneficially owns a number of shares of Georgia Gulf common stock, whether or not such number includes shares not then issued, which exceeds a number equal to 10% of the outstanding shares of Georgia Gulf common stock) must be approved by the affirmative vote of the holders of at least four-fifths of the shares of Georgia Gulf common stock not beneficially owned by such Controlling Person, unless certain specified conditions are met or the transaction is approved by a majority of the “Continuing Directors” (as defined in the GGC Articles) at a time when Continuing Directors comprise a majority of the board of directors of Georgia Gulf:

1) any merger or consolidation of Georgia Gulf with or into a Controlling Person, Affiliate (as defined in the GGC Articles) of a Controlling Person, Associate (as defined in the GGC Articles) of a Controlling Person, or Affiliate;

2) any sale, lease, exchange, transfer, or other disposition, including without limitation a mortgage or any other security device, of all or any Substantial Part (as defined in the GGC Articles) of the assets of Georgia Gulf, to or with a Controlling Person, Affiliate of a Controlling Person, Associate of a Controlling Person, or Affiliate;

3) any reclassification or recapitalization of Georgia Gulf common stock that would have the effect of increasing the voting power of a Controlling Person, Affiliate of a Controlling Person, Associate of a Controlling Person, or Affiliate; and

SHAREHOLDER RIGHT	PPG	GEORGIA GULF

4) any agreement, contract, or other arrangement providing for any of the transactions described above.

The GGC Articles also require the affirmative vote of the holders of at least four-fifths of the shares of Georgia Gulf common stock not beneficially owned by Controlling Persons to approve any amendment relating to the approval of any such transaction with a Controlling Person, unless certain specified conditions are met.

Dividends	Under the PPG Articles, the board of directors has the authority to determine the quarterly dividend rate. PPG has paid uninterrupted annual dividends since 1899, and 2011 marked the 40th consecutive year of increased annual dividend payments to shareholders. A quarterly dividend of $0.59 was paid on June 12, 2012. On July 19, 2012, a quarterly dividend of $0.59 was declared, to be paid on September 12, 2012. PPG had a shareholder rights plan adopted in February 1998, which expired on April 30, 2008.	Under the GGC Articles, the board of directors of Georgia Gulf has the authority to declare dividends to holders of any Georgia Gulf preferred stock or common stock. On May 21, 2012, Georgia Gulf declared a dividend of $0.08 per share, Georgia Gulf’s first dividend since 2008. This dividend was paid on July 10, 2012. Pursuant to the Merger Agreement, Georgia Gulf has agreed not to pay a quarterly dividend of greater than $0.08 per share until the closing of the Merger.

Limitation of Liability of Directors and Officers	The PPG Articles allow for the elimination or limitation of the liability of directors to the fullest extent permitted by the laws of Pennsylvania. No director liability for monetary damages for any action taken, or any failure to take any action, as a director. This limitation does not apply to any actions filed prior to January 27, 1987 or to any breach of performance of duty occurring prior to January 27, 1987. The PPG Bylaws further allow for the indemnification for all directors and officers of PPG who are	To the fullest extent permitted by Delaware law, the GGC Articles eliminate the liability of a director for monetary damages for breach of fiduciary duty, except for liability (1) for any breach of the director’s duty of loyalty to Georgia Gulf or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived any improper

SHAREHOLDER RIGHT	PPG	GEORGIA GULF
	involved in any manner in any threatened, pending or completed proceeding by reasons of the fact that such person is or was a director or officer of PPG against any expenses and liability actually and in good faith paid by such person in connection with such proceeding.	personal benefit. As permitted by Delaware law, the GGC Bylaws provide that: (1) Georgia Gulf is required to indemnify its directors and officers to the fullest extent permitted by Delaware Law, subject to limited exceptions; (2) Georgia Gulf is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions; and (3) the rights conferred in the GGC Bylaws are not exclusive.

Certain Anti-Takeover Effects of Provisions of Georgia Gulf’s Certificate of Incorporation, Bylaws and Delaware Law

Provisions of the GGC Articles and the GGC Bylaws could make the acquisition of Georgia Gulf and the removal of incumbent directors more difficult. For a description of these provisions, see “Description of Georgia Gulf Capital Stock—Certain Anti-Takeover Effects of Provisions of the Articles and the Bylaws.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Georgia Gulf, PPG and Splitco or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, ancillary agreements relating to the Transactions and various interim and on-going relationships between PPG, Splitco and Georgia Gulf. See “Other Agreements.”

LEGAL MATTERS

The validity of the shares of Splitco common stock offered hereby and certain legal matters with respect to the Transactions are being passed upon for Splitco by             . The validity of the shares of Georgia Gulf common stock, and certain tax matters, with respect to the Transactions are being passed upon for Georgia Gulf by Jones Day. Certain tax matters are being passed upon for PPG by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The financial statements of the PPG Chlor-alkali and Derivatives Business of PPG Industries, Inc. as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011 included in this prospectus and the related financial statement schedule included elsewhere in this document have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in this document (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the allocations of certain costs from PPG Industries, Inc.). Such financial statements and financial statement schedule are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the PPG Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of PPG Industries, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements, and the related financial statement schedule, incorporated by reference into this document by reference from the Georgia Gulf Corporation Annual Report on Form 10-K as of and relating to the two years ended December 31, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Georgia Gulf Corporation appearing in Georgia Gulf Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2011 (including schedule appearing therein), and the effectiveness of Georgia Gulf Corporation’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Splitco has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act, of which this Prospectus—Offer to Exchange forms a part, to register with the SEC the shares of Splitco common stock to be delivered in this exchange offer to shareholders whose shares of PPG common stock are accepted for exchange. PPG will also file a Tender Offer Statement on Schedule TO with the SEC with respect to this exchange offer. This Prospectus—Offer to Exchange constitutes PPG’s offer to exchange, in addition to being a prospectus of Splitco.

Georgia Gulf will file a proxy statement that relates to the special meeting of Georgia Gulf shareholders to, among other things, approve the issuance of shares of Georgia Gulf common stock in the Merger. In addition, Georgia Gulf has filed a Registration Statement on Form S-4 to register the issuance of shares of its common stock that will be issued in the Merger.

This document does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to PPG and Splitco, reference is made to the registration statement and its exhibits.

Statements contained in this document or in any document incorporated by reference into this document as to the contents of any contract or other document referred to within this document or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this Prospectus—Offer to Exchange regarding a contract or other document is qualified in all respects by such contract or other document.

The SEC allows certain information to be “incorporated by reference” into this Prospectus—Offer to Exchange. The information incorporated by reference is deemed to be part of this Prospectus—Offer to Exchange, except for any information superseded or modified by information contained directly in this document or in any document subsequently filed by PPG or Georgia Gulf that is also incorporated or deemed to be incorporated by reference. This Prospectus—Offer to Exchange incorporates by reference the documents set forth below that PPG or Georgia Gulf has filed with the SEC and any future filings by PPG or Georgia Gulf under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus—Offer to Exchange to the date that shares are accepted pursuant to this exchange offer (or the date that this exchange offer is terminated), except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this document. These documents contain important information about PPG, Georgia Gulf and their respective business and financial condition:

PPG:

•	PPG’s Annual Report on Form 10-K for the year ended December 31, 2011;

•	PPG’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012;

•	PPG’s Definitive Proxy Statement filed on March 8, 2012; and

•	PPG’s current reports on Form 8-K filed with the SEC on January 19, 2012, April 5, 2012, April 19, 2012, April 25, 2012, July 19, 2012, August 3, 2012 and September 5, 2012.

Georgia Gulf:

•	Georgia Gulf’s Annual Report on Form 10-K for the year ended December 31, 2011;

•	Georgia Gulf’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012;

•	Georgia Gulf’s Definitive Proxy Statement filed on April 16, 2012;

•	Georgia Gulf’s current reports on Form 8-K filed with the SEC on January 17, 2012, May 9, 2012, May 21, 2012, May 23, 2012, July 19, 2012, August 2, 2012, August 8, 2012 and September 5, 2012; and

•	the description of Georgia Gulf common stock contained in Georgia Gulf’s registration statement on Form 8-A, declared effective by the SEC on May 15, 1990, as amended.

You may read and copy all or any portion of the registration statement filed by Splitco at the offices of the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website, www.sec.gov, that contains reports, proxy and prospectus and other information regarding registrants, such as PPG and Georgia Gulf, that file electronically with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website. You can also find additional information about PPG at www.PPG.com and about Georgia Gulf at www.ggc.com.

PPG’s documents incorporated by reference are available without charge upon request to the information agent,                     ,                     , telephone                     . Georgia Gulf’s documents incorporated by reference (other than exhibits or portions of exhibits not specifically incorporated by reference herein) are available without charge upon request to Georgia Gulf Corporation, Attn: Investor Relations, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, telephone: (770) 395-4500. In order to ensure timely delivery, any request should be submitted no later than                     , 2012.

PPG, Splitco and Georgia Gulf have not authorized anyone to give any information or make any representation about this exchange offer that is different from, or in addition to, that contained in this Prospectus—Offer to Exchange or in any of the materials that are incorporated by reference into this Prospectus—Offer to Exchange.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained or incorporated by reference in this document speaks only as of the date of this document or the incorporated document unless the information specifically indicates that another date applies.

Indicative exchange ratios are available by contacting the information agent at the toll-free number provided on the back cover of the prospectus by 4:30 p.m., New York City time, on each day during the exchange offer period, calculated as though that day were the expiration date of this exchange offer. The final exchange ratio will be available both by contacting the information agent at the toll-free number provided on the back cover of the prospectus, by press release issued by PPG and at www.                    .com/                     / by 4:30 p.m., New York City time, on the final day of the exchange offer period. During the period of the Valuation Dates, when the per share values of shares of PPG common stock and Georgia Gulf common stock are calculated for the purposes of this exchange offer, the information agent will provide the indicative exchange ratios based on indicative calculated per share values which will equal (i) on the first Valuation Date, the intra-day VWAP during the elapsed portion of that day, (ii) on the second Valuation Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date.

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:

Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed above. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

THE EXCHANGE OFFER AGENT FOR THIS OFFER IS:

By Hand or Overnight Courier:	By Mail:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of PPG Industries, Inc.:

We have audited the accompanying combined balance sheet of the chlor-alkali and derivatives business of PPG Industries, Inc. (the “PPG Chlor-alkali and Derivatives Business”) as of December 31, 2011 and 2010, and the related combined statements of income, comprehensive income, changes in parent company equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the PPG Chlor-alkali and Derivatives Business’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The PPG Chlor-alkali and Derivatives Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the PPG Chlor-alkali and Derivatives Business’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined statements present fairly, in all material respects, the financial position of the PPG Chlor-alkali and Derivatives Business as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 and Note 13, the accompanying combined financial statements of the PPG Chlor-alkali and Derivatives Business have been prepared from the separate records maintained by the PPG Chlor-alkali and Derivatives Business and include allocations of certain costs from PPG Industries, Inc. These allocations may not be reflective of the actual expense which would have been incurred had the PPG Chlor-alkali and Derivatives Business operated as a separate entity apart from PPG Industries, Inc.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

August 30, 2012

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

COMBINED STATEMENT OF INCOME

(in millions)

	For the Years Ended December 31
	2011	2010	2009
Net sales	$1,741	$1,441	$1,282
Cost of sales, exclusive of depreciation and amortization	1,224	1,117	1,001
Selling, general and administrative (See Note 13)	123	102	100
Depreciation and amortization	41	39	40
Research and development	2	2	2
Business restructuring (See Note 10)	—	—	6
Other charges (See Note 16)	10	11	9
Other earnings (See Note 19)	(27)	(7)	(12)

Income before income taxes	368	177	136
Income tax expense (See Note 14)	122	65	43

Net income attributable to the controlling and noncontrolling interests	246	112	93
Less: net income attributable to noncontrolling interests	(13)	(7)	(5)

Net income (attributable to the PPG Chlor-alkali and Derivatives Business)	$233	$105	$88

The accompanying notes to the combined financial statements are an integral part of this combined statement.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

COMBINED STATEMENT OF COMPREHENSIVE INCOME

(in millions)

	For the Years Ended December 31
	2011	2010	2009
Net income attributable to the controlling and noncontrolling interests	$246	$112	$93

Other comprehensive (loss) income, net of tax (See Note 17):
Unrealized currency translation adjustment	(2)	(2)	6
Defined benefit pension and other postretirement benefit adjustments (See Note 15)	(27)	(20)	27
Net change—derivatives (See Note 12)	9	8	16

Other comprehensive (loss) income, net of tax	(20)	(14)	49

Total comprehensive income	$226	$98	$142
Less: amounts attributable to noncontrolling interests:
Net income	(13)	(7)	(5)
Unrealized currency translation adjustment	—	(1)	(1)

Comprehensive income (attributable to the PPG Chlor-alkali and Derivatives Business)	$213	$90	$136

The accompanying notes to the combined financial statements are an integral part of this combined statement.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

COMBINED BALANCE SHEET

(in millions)

	December 31
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$31	$15
Receivables-net (See Note 6)	224	192
Inventories (See Note 6)	59	53
Other	21	30

Total current assets	335	290
Property (See Note 7)	1,888	1,808
Less accumulated depreciation	(1,523)	(1,502)

Property—net	365	306
Investments (See Note 8)	15	13
Cash held in escrow (See Note 4)	3	—
Identifiable intangible assets (See Note 9)	6	7
Other assets	10	5

TOTAL	$734	$621

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable, trade	$115	$106
Accrued payroll	30	27
Other current liabilities (See Note 6)	71	76

Total current liabilities	216	209
Accrued pensions (See Note 15)	79	50
Accrued other postretirement benefits (See Note 15)	168	148
Accrued environmental liabilities (See Note 16)	29	27
Other liabilities	44	43

TOTAL LIABILITIES	536	477

COMMITMENTS AND CONTINGENT LIABILITIES (See Note 16)
Parent company equity:
Parent company investment (See Note 13)	382	313
Accumulated other comprehensive loss (See Note 17)	(201)	(181)

Total parent company equity	181	132
Noncontrolling interests	17	12

Total equity	198	144

TOTAL	$734	$621

The accompanying notes to the combined financial statements are an integral part of this combined statement.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

COMBINED STATEMENT OF CASH FLOWS

(in millions)

	For the Years Ended December 31
	2011	2010	2009
Operating activities:
Net income attributable to the controlling and noncontrolling Interests	$246	$112	$93
Adjustments to reconcile cash from operations:
Depreciation and amortization	41	39	40
Pension expense (See Note 15)	13	15	23
Pension cash contribution (See Note 15)	(8)	(38)	(55)
Business restructuring expense (See Note 10)	—	—	6
Restructuring cash spending	—	(3)	(3)
Charge related to change in U.S. tax law (See Note 14)	—	12	—
Bargain purchase gain, net (See Note 4)	(9)	—	—
Equity affiliate (earnings) loss, net of dividends received	(1)	1	3
Change in certain asset and liability accounts:
(Increase) / decrease in receivables	(26)	(18)	24
(Increase) / decrease in inventories	(4)	1	1
(Increase) / decrease in other current assets	(2)	1	3
Increase / (decrease) in accounts payable and accrued liabilities	14	20	(1)
(Increase) / decrease in noncurrent assets	(2)	7	1
Increase / (decrease) in noncurrent liabilities	6	(11)	(2)
Change in accrued tax and interest accounts	11	18	(4)
Other	(3)	(14)	4

Cash from operating activities	276	142	133

Investing activities:
Additions to property	(64)	(40)	(24)
Business acquisitions, net of cash balances acquired	(25)	(3)	(2)
Deposits placed in escrow	(3)	—	—
Proceeds from sale of property and investments	6	—	4

Cash used for investing activities	(86)	(43)	(22)

Financing activities:
Net cash remitted to PPG Industries, Inc.	(166)	(89)	(114)
Dividends paid on subsidiary common stock to noncontrolling interests	(8)	(6)	(9)

Cash used for financing activities	(174)	(95)	(123)

Effect of currency exchange rate changes on cash and cash equivalents	—	1	—

Net increase in cash and cash equivalents	16	5	(12)
Cash and cash equivalents, beginning of period	15	10	22

Cash and cash equivalents, end of period	$31	$15	$10

The accompanying notes to the combined financial statements are an integral part of this combined statement.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

COMBINED STATEMENT OF CHANGES IN PARENT COMPANY EQUITY

For the Years ended December 31, 2011, 2010 and 2009

(in millions)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity	Non- controlling Interest	Total Equity
Balance—Jan. 1, 2009	$321	$(216)	$105	$13	$118
Net income attributable to controlling and noncontrolling interests	88	—	88	5	93
Other comprehensive income, net of tax	—	49	49	1	50
Stock-based compensation expense, net of tax	1	—	1	—	1
Dividends paid on subsidiary common stock to noncontrolling interests	—	—	—	(9)	(9)
Net cash remitted to PPG Industries, Inc.	(114)	—	(114)	—	(114)

Balance—Dec. 31, 2009	$296	$(167)	$129	$10	$139
Net income attributable to controlling and noncontrolling interests	105	—	105	7	112
Other comprehensive (loss) income, net of tax	—	(14)	(14)	1	(13)
Stock-based compensation expense, net of tax	1	—	1	—	1
Dividends paid on subsidiary common stock to noncontrolling interests	—	—	—	(6)	(6)
Net cash remitted to PPG Industries, Inc.	(89)	—	(89)	—	(89)

Balance—Dec. 31, 2010	$313	$(181)	$132	$12	$144
Net income attributable to controlling and noncontrolling interests	233	—	233	13	246
Other comprehensive loss, net of tax	—	(20)	(20)	—	(20)
Stock-based compensation expense, net of tax	2	—	2	—	2
Dividends paid on subsidiary common stock to noncontrolling interests	—	—	—	(8)	(8)
Net cash remitted to PPG Industries, Inc.	(166)	—	(166)	—	(166)

Balance—Dec. 31, 2011	$382	$(201)	$181	$17	$198

The accompanying notes to the combined financial statements are an integral part of this combined statement.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1.        Description of Business

The accompanying combined financial statements present the historical financial position, results of operations and cash flows of the chlor-alkali and derivatives business of PPG Industries, Inc. (the “PPG Chlor-alkali and Derivatives Business”) in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The PPG Chlor-alkali and Derivatives Business produces chlor-alkali and derivative products, including chlorine, caustic soda, vinyl chloride monomer, chlorinated solvents, calcium hypochlorite, ethylene dichloride, hydrochloric acid and phosgene derivatives. Most of these products are sold directly to manufacturing companies in the chemical processing, plastics, including polyvinyl chloride (PVC), paper, minerals, metals and water treatment industries. The PPG Chlor-alkali and Derivatives Business operates manufacturing facilities in the United States (“U.S.”), Canada, and Taiwan. The PPG Chlor-alkali and Derivatives Business consists of one operating and one reportable segment.

Note 2.        Basis of Presentation

These combined financial statements include the results of Taiwan Chlorine Industries, Ltd. (“TCI”), a subsidiary which is controlled by PPG Industries, Inc. (“PPG” or the “Parent company”) and in which PPG holds a 60 percent ownership interest. In the accompanying combined financial statements, the outside shareholder’s interests are shown as noncontrolling interests. The accompanying combined financial statements also include investments in certain companies in which PPG owns 20 percent to 50 percent of the voting stock and has the ability to exercise significant influence over the operating and financial policies of the investee, which are accounted for using the equity method of accounting. As a result, PPG’s share of the earnings or losses of such equity affiliates is included in the accompanying combined statement of income and PPG’s share of these companies’ shareholders’ equity is included in Investments in the accompanying combined balance sheet.

During the periods presented, the PPG Chlor-alkali and Derivatives Business was under the control of PPG. The combined financial statements have been prepared from the separate records maintained by the PPG Chlor-alkali and Derivatives Business and include all direct costs of the PPG Chlor-alkali and Derivatives Business and costs allocated from PPG (see Note 13, “Related Party Transactions”). However, the combined financial statements are not necessarily indicative of the financial position, results of operations and cash flows that would have existed if the PPG Chlor-alkali and Derivatives Business had operated as a stand-alone entity during the periods presented. Had the PPG Chlor-alkali and Derivatives Business existed as a separate entity, its combined results of operations and financial position could have differed materially from those presented in the combined financial statements included herein.

In North America, PPG uses a centralized approach to managing its cash and financing its operations. Cash deposits from the PPG Chlor-alkali and Derivatives Business’s operations in North America are transferred to PPG on a regular basis and are netted against the Parent company investment component of Total parent company equity. TCI does not participate in any centralized PPG cash management program, maintains cash and cash equivalent balances to fund its local operations and periodically remits excess funds via dividends to the owners. There are no intercompany loan arrangements between TCI and PPG. Consequently, none of PPG’s cash, cash equivalents, or debt has been allocated to the PPG Chlor-alkali and Derivatives Business in the accompanying combined financial statements. Cash and cash equivalents included in the accompanying combined balance sheet are primarily held at TCI at December 31, 2011 and 2010, as the PPG Chlor-alkali and Derivatives Business’s operations in U.S. and Canadian locations participate in centralized cash management programs.

All PPG Chlor-alkali and Derivatives Business intra-company transactions have been eliminated in the preparation of the accompanying combined financial statements.

Note 3.        Summary of Significant Accounting Policies

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual outcomes could differ from those estimates.

Revenue Recognition

Revenue from sales is recognized when goods are shipped and title to inventory and risk of loss passes to the customer or when services have been rendered.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling are reported in Net sales in the accompanying combined statement of income. Shipping and handling costs incurred by the PPG Chlor-alkali and Derivatives Business for the delivery of goods to customers are included in Cost of sales, exclusive of depreciation and amortization in the accompanying combined statement of income.

Selling, General and Administrative Costs

Amounts presented as Selling, general and administrative in the accompanying combined statement of income are comprised of selling, customer service, and distribution costs, as well as the costs of providing functional support in such areas as finance, law, human resources and planning (See Note 13, “Related Party Transactions”). Distribution costs pertain to the movement to and storage of finished goods inventory at company-owned and leased warehouses, terminals and other distribution facilities. Certain of these costs may be included in cost of sales by other companies, resulting in a lack of comparability with other companies.

Legal Costs

Legal costs are expensed as incurred.

Foreign Currency Translation

The functional currency of the non-U.S. operations of the PPG Chlor-alkali and Derivatives Business is their local currency. Assets and liabilities of those operations are translated into U.S. dollars using period-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Unrealized currency translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of Total parent company equity.

Cash Equivalents

Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.

Allowance for Doubtful Accounts

The PPG Chlor-alkali and Derivatives Business provides an allowance for doubtful accounts to reduce receivables to their estimated net realizable value when it is probable that a loss will be incurred. Those estimates are based on historical collection experience, current economic and market conditions, a review of the aging of accounts receivable and the assessments of current creditworthiness of customers.

Inventories

U.S. inventories are stated at cost, using the last-in, first-out (“LIFO”) method, which does not exceed market. The PPG Chlor-alkali and Derivatives Business’s U.S. inventory is part of the applicable PPG LIFO pool. In the accompanying combined financial statements, the applicable PPG LIFO pool has been apportioned to the PPG Chlor-alkali and Derivatives Business utilizing the ratio of gross carrying value of the inventory associated with the PPG Chlor-alkali and Derivatives Business, in base dollars, as a percentage of the applicable PPG LIFO pool’s total base dollar inventory, as of the applicable year-end date.

All non-U.S. inventories are stated at cost, using the first-in, first-out (“FIFO”) method, which does not exceed market. Cost is determined using standard factory costs, which approximate actual costs, excluding certain fixed costs such as depreciation and property taxes.

Marketable Equity Securities

The PPG Chlor-alkali and Derivatives Business’s investments in marketable equity securities are recorded at fair market value and reported in Other current assets and Investments on the accompanying combined balance sheet with changes in fair market value recorded in income for those securities designated as trading securities.

Property

Property is recorded at cost. The PPG Chlor-alkali and Derivatives Business computes depreciation by the straight-line method based on the estimated useful lives of depreciable assets. Additional expense is recorded when facilities or equipment are subject to abnormal economic conditions or obsolescence. Significant improvements that add to productive capacity or extend the lives of properties are capitalized. Costs for repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed of, the original cost and related accumulated depreciation balance are removed from the accounts and any related gain or loss is included in income. Property and other long-lived assets are reviewed for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable.

Identifiable Intangible Assets

Identifiable intangible assets acquired in business combinations are recorded based upon their fair value at the date of acquisition.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives (10 years) and are reviewed for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable.

Pensions and Other Postretirement Benefits

Most of the PPG Chlor-alkali and Derivatives Business’s employees are covered by PPG’s defined benefit pension plans, and most of the PPG Chlor-alkali and Derivatives Business’s employees in the U.S. and Canada are covered by PPG’s welfare benefit plans that provide postretirement medical and life insurance benefits for those employees and their respective dependents. The liability and expense for these plans is calculated for each PPG operating location. For operating locations representing more than one PPG business, pension and postretirement medical expense and liabilities are allocated between those businesses based on the related headcount and salary costs. These costs are included in Cost of sales, exclusive of depreciation and amortization, Selling, general and administration and Research and development in the accompanying combined statement of income.

Income Taxes

The PPG Chlor-alkali and Derivatives Business’s U.S., Canadian and certain other non-U.S. operating results are included in the income tax returns of PPG. The PPG Chlor-alkali and Derivatives Business accounts for income taxes under the separate return method. Under this approach, the PPG Chlor-alkali and Derivatives Business determines its current tax liability and deferred tax assets and liabilities and related tax expense as if it were filing a separate tax return.

Asset Retirement Obligations

An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The PPG Chlor-alkali and Derivatives Business recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligation is subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life. The PPG Chlor-alkali and Derivatives Business’s asset retirement obligations are primarily associated with closure of certain assets used in the chemicals manufacturing process.

The accrued asset retirement obligation was $9 million as of both December 31, 2011 and 2010.

The PPG Chlor-alkali and Derivatives Business’s only conditional asset retirement obligation relates to the possible future abatement of asbestos contained in certain of the PPG Chlor-alkali and Derivatives Business production facilities. The asbestos in the PPG Chlor-alkali and Derivatives Business’s production facilities arises from the application of normal and customary building practices in the past when the facilities were constructed. This asbestos is encapsulated in place and, as a result, there is no current legal requirement to abate it. Inasmuch as there is no requirement to abate, the PPG Chlor-alkali and Derivatives Business does not have any current plans or intentions to abate and therefore the timing, method and cost of future abatement, if any, are not known. The PPG Chlor-alkali and Derivatives Business has not recorded an asset retirement obligation associated with asbestos abatement, given the uncertainty concerning the timing of future abatement, if any.

New Accounting Standards Adopted in 2011

In June 2011, the Financial Accounting Standards Board (the “FASB”) issued an amendment to the requirements for presenting comprehensive income. The new requirements are effective for the first interim or annual period beginning after December 15, 2011. The requirements of the standard are to be applied retrospectively. The standard requires other comprehensive income to be presented in a continuous statement of comprehensive income that would combine the components of net income and other comprehensive income, or in a separate, but consecutive, statement following the statement of income. The PPG Chlor-alkali and Derivatives Business early adopted these new requirements as of December 31, 2011 for all periods presented, and the adoption of this guidance did not have an effect on its combined financial position as of December 31, 2011 or 2010 or its combined results of operations or cash flows for the years ended December 31, 2011, 2010 or 2009.

Accounting Standards to be Adopted in Future Years

In May 2011, the FASB issued an amendment to its fair value measurement guidance and disclosure requirements to establish U.S. GAAP in common with the requirements of the International Financial Reporting Standards. The new requirements are effective for the first interim or annual period beginning after December 15, 2011. The requirements are to be applied prospectively. The PPG Chlor-alkali and Derivatives Business is currently evaluating the new requirements; however, it does not expect that the adoption of this guidance will have a material effect on its combined financial position, results of operations or cash flows.

Note 4.        Acquisitions

In May 2011, the PPG Chlor-alkali and Derivatives Business acquired the assets of Equa-Chlor, Inc. for $28 million, of which $3 million is held in escrow pending satisfaction of any PPG indemnity claims through May of 2013. The assets, liabilities, results of operations and cash flows of Equa-Chlor are included within the PPG

Chlor-alkali and Derivatives Business financial statements from the date of acquisition. The excess fair value of the assets acquired and liabilities assumed, which consisted principally of property and operating working capital, over the purchase price resulted in a bargain purchase gain of $10 million. This gain was partially offset by a $1 million loss related to the step up to fair value of acquired inventory. The gain is reported in Other earnings in the accompanying combined statement of income for the year ended December 31, 2011.

In early 2006, the PPG Chlor-alkali and Derivatives Business acquired the North American beaded caustic soda business of Oxy Vinyls, LP, which was principally comprised of customer contracts. The purchase price of the business included contingent payments which were payable, if earned, over a five year period following the date of acquisition. These payments totaled $6 million, and the final such payment was made in the first quarter of 2011. The PPG Chlor-alkali and Derivatives Business’s intangible assets are principally related to this acquisition.

Note 5.        Fair Value Measurement

The accounting guidance on fair value measurement establishes a hierarchy with three levels of inputs used to determine fair value. Level 1 inputs are quoted prices in active markets for identical assets and liabilities, are considered to be the most reliable evidence of fair value, and should be used whenever available. Level 2 inputs are observable prices that are not quoted on active exchanges. Level 3 inputs are unobservable inputs used for measuring the fair value of assets or liabilities.

Assets and liabilities reported at fair value on a recurring basis:

(Millions)	Level 1	Level 2	Level 3	Total
At December 31, 2011
Short-term investments:
Marketable equity securities	$1	$—	$—	$1
Investments:
Marketable equity securities	4	—	—	4
Accounts payable and accrued liabilities:
Natural gas swap contracts(a)	—	6	—	6

At December 31, 2010
Short-term investments:
Marketable equity securities	1	—	—	1
Investments:
Marketable equity securities	4	—	—	4
Accounts payable and accrued liabilities:
Natural gas swap contracts(a)	—	19	—	19
Other liabilities:
Natural gas swap contracts(a)	—	2	—	2

(a)	This entire balance is designated as a hedging instrument under U.S. GAAP.

Note 6.        Working Capital Detail

	December 31,
(Millions)	2011	2010
Receivables
Trade-net(a)	$201	$176
Equity affiliates	4	4
Other-net	19	12

Total	$224	$192

Inventories(b)
Finished products	$52	$57
Raw materials	12	14
Supplies	45	36
LIFO Reserve	(50)	(54)

Total	$59	$53

Other current liabilities
Customer rebates	$14	$10
Other postretirement benefits	10	11
Taxes payable	9	6
Fair value derivative	6	19
Environmental remediation	6	12
Payable, equity affiliate	3	3
Other	23	15

Total	$71	$76

(a)	The allowance for doubtful accounts was $2 million as of December 31, 2011 and 2010, respectively.
(b)	Inventories valued using the LIFO method of inventory valuation comprised 92% and 91% of total gross inventory values as of Dec. 31, 2011 and 2010, respectively. During the years ended December 31, 2010 and 2009, certain inventories accounted for on the LIFO method of accounting were reduced, which resulted in the liquidation of certain quantities carried at costs prevailing in prior years. There was no effect on earnings in 2011 and the impact was expense of $0.5 million and $1 million, in 2010 and 2009, respectively.

Note 7.        Property

	Useful Lives (years)	December 31,
(Millions)		2011	2010
Land and land improvements	5-30	$63	$59
Buildings	20-40	93	89
Machinery and equipment	5-25	1,646	1,598
Furniture, fixtures and other	3-20	34	34
Construction in process		52	28

Total		$1,888	$1,808

Note 8.        Investments

	December 31,
(Millions)	2011	2010
Equity affiliates	$11	$9
Marketable equity securities	4	4

Total	$15	$13

The PPG Chlor-alkali and Derivatives Business includes PPG’s 50 percent ownership interest in RS Cogen, L.L.C. (“RS Cogen”), which toll produces electricity and steam primarily for the PPG Chlor-alkali and Derivatives Business and PPG’s joint venture partner. The joint venture was formed with a wholly-owned subsidiary of Entergy Corporation (“Entergy”) in 2000 for the construction and operation of a $300 million process steam, natural gas-fired cogeneration facility in Lake Charles, LA, the majority of which was financed by a syndicate of banks. As of December 31, 2011 and 2010, RS Cogen had bank debt outstanding of $183 million and $193 million, respectively. The PPG Chlor-alkali and Derivatives Business’s future commitment to purchase electricity and steam from the joint venture approximates $23 million per year subject to contractually defined inflation adjustments for the next 11 years. The purchases for the years ended December 31, 2011, 2010 and 2009 were $23 million in each year.

RS Cogen is a variable interest entity under U.S. accounting guidance. The joint venture’s critical operations are overseen by a management committee, which has equal representation from both PPG and Entergy. With the power to direct the activities of RS Cogen equally shared between RS Cogen’s two owners, PPG does not consider itself to be the joint venture’s primary beneficiary. Accordingly, PPG accounts for its investment in RS Cogen as an equity method investment.

The following table summarizes the PPG Chlor-alkali and Derivatives Business’s maximum exposure to loss associated with RS Cogen:

(Millions)
Investment in and advances to RS Cogen	$11
Take-or-pay obligation under power tolling arrangement	257

Maximum exposure to loss as of December 31, 2011	$268

The equity affiliates have accumulated net losses; accordingly, the PPG Chlor-alkali and Derivatives Business has no share of undistributed net earnings related to these affiliates as of December 31, 2011 and 2010. There were no dividends received from these equity affiliates in 2011, 2010 or 2009.

Note 9.        Identifiable Intangible Assets

The PPG Chlor-alkali and Derivatives Business’s identifiable intangible assets with finite lives relate to customer relationships and are being amortized over their estimated useful lives (10 years). At December 31, 2011 the gross carrying amount of these identifiable intangible assets was $10 million and the accumulated amortization was $4 million.

	December 31, 2011			December 31, 2010
(Millions)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related intangibles	$10	(4)	$6	$10	(3)	$7

Amortization expense was $1 million in 2011, 2010 and 2009, respectively. The estimated future amortization expense of identifiable intangible assets is approximately $1 million per year, through 2016.

Note 10.    Business Restructuring

In 2009, the PPG Chlor-alkali and Derivatives Business finalized plans for certain actions to reduce its workforce and recorded a restructuring charge of $6 million for severance costs related to 42 employees. All actions related to the 2009 restructuring were completed in 2010.

Note 11.    Financial Instruments, Excluding Derivative Financial Instruments

Included in the PPG Chlor-alkali and Derivatives Business’s financial instrument portfolio are cash, cash held in escrow and marketable equity securities. The fair values of these financial instruments approximated their carrying values at December 31, 2011 and December 31, 2010, in the aggregate.

Note 12.    Derivative Financial Instruments and Hedge Activities

The PPG Chlor-alkali and Derivatives Business recognizes all derivative financial instruments as either assets or liabilities at fair value on the combined balance sheet. The accounting for changes in the fair value of a derivative depends on the use of the instrument. To the extent that a derivative is effective as a hedge of an exposure to future changes in cash flows, the change in fair value of the instrument is deferred in accumulated other comprehensive income (loss) (“AOCI”). Any portion considered to be ineffective is reported in earnings immediately, including changes in value related to credit risk. The PPG Chlor-alkali and Derivatives Business had only cash flow hedging relationships during the three-year period ended December 31, 2011.

The PPG Chlor-alkali and Derivatives Business’s policies do not permit speculative use of derivative financial instruments. The PPG Chlor-alkali and Derivatives Business enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. The PPG Chlor-alkali and Derivatives Business did not realize a credit loss on derivatives during the three-year period ended December 31, 2011.

Derivative instruments are used to manage the PPG Chlor-alkali and Derivatives Business’s exposure to fluctuating natural gas prices through the use of natural gas swap contracts. These instruments mature over the next 9 months. To the extent that these instruments are effective in hedging the PPG Chlor-alkali and Derivatives Business’s exposure to price changes, changes in the fair values of the hedge contracts are deferred in AOCI and reclassified to Cost of sales, exclusive of depreciation and amortization as the natural gas is purchased. The amount of ineffectiveness is reported in Other charges in the accompanying condensed combined statement of income immediately. As of December 31, 2011 and December 31, 2010, the fair value of these contracts was a liability of $6 million and $21 million, respectively. As of December 31, 2011, the total pretax loss deferred in AOCI related to contracts that mature within the twelve-month period ending December 31, 2012.

No derivative instrument initially designated as a hedge instrument was undesignated or discontinued as a hedging instrument during 2011 or 2010. Nor were any amounts deferred in AOCI reclassified to earnings during the three-year period ended December 31, 2011 related to hedges of anticipated transactions that were no longer expected to occur.

Refer to Note 5, “Fair Value Measurement” for additional disclosures related to the PPG Chlor-alkali and Derivatives Business’s derivative instruments outstanding as of December 31, 2011 and December 31, 2010.

For the year ended December 31, 2011, Other comprehensive income / (loss) included a net pretax gain due to cash flow hedge derivatives of $14 million ($9 million, net of tax). This gain was comprised of realized losses of $24 million and unrealized losses of $10 million. The realized losses related to the settlement during the period of natural gas swap contracts and interest rate swaps owned by RS Cogen (Refer to Note 8, “Investments” for a discussion regarding this equity method investment). The unrealized losses related to the change in fair value of the natural gas swap contracts and the interest rate swaps owned by RS Cogen.

For the year ended December 31, 2010, Other comprehensive income / (loss) included a net pretax gain due to cash flow hedge derivatives of $14 million ($8 million, net of tax). This gain was comprised of realized losses of $41 million and unrealized losses of $27 million. The realized losses related to the settlement during the period of natural gas swap contracts and interest rate swaps owned by RS Cogen (Refer to Note 8, “Investments” for a discussion regarding this equity method investment). The unrealized losses related to the change in fair value of the natural gas swap contracts and the interest rate swaps owned by RS Cogen.

For the year ended December 31, 2009, Other comprehensive income / (loss) included a net pretax gain due to cash flow hedge derivatives of $26 million ($16 million, net of tax). This gain was comprised of realized losses of $84 million and unrealized losses of $58 million. The realized losses related to the settlement during the period of natural gas swap contracts and interest rate swaps owned by RS Cogen (Refer to Note 8, “Investments” for a discussion regarding this equity method investment). The unrealized losses related to the change in fair value of the natural gas swap contracts offset in part by unrealized gains on the interest rate swaps owned by RS Cogen.

The following tables provide details for the years ended December 31, 2011 and 2010 related to the PPG Chlor-alkali and Derivatives Business’s hedges by type of derivative. All amounts are pretax:

(Millions)	Loss Deferred in OCI	Loss Recognized
Hedge Type		Amount	Caption
Year Ended December 31, 2011
Cash Flow
Natural gas swaps(a)	$(8)	$(22)	Cost of sales
Interest rate swaps of RS Cogen	(2)	(2)	Other earnings

Year Ended December 31, 2010
Cash Flow
Natural gas swaps(b)	$(25)	$(39)	Cost of sales
Interest rate swaps of RS Cogen	(2)	(2)	Other earnings

(a)	The ineffective portion related to this item was less than $0.1 million of income.
(b)	The ineffective portion related to this item was less than $0.1 million of expense.

Note 13.    Related Party Transactions

Certain services are provided to the PPG Chlor-alkali and Derivatives Business by PPG, including legal, accounting, tax, treasury, payroll and benefits administration, risk management, information technology and purchasing. Expenses for such services totaled $24 million, $23 million, and $26 million for the years ended December 31, 2011, 2010 and 2009, respectively. These expenses are included in Selling, general and administrative in the accompanying combined statement of income. These costs are charged by PPG to the PPG Chlor-alkali and Derivatives Business using a direct identification approach where possible. Costs for such services which cannot be directly attributed to the PPG Chlor-alkali and Derivatives Business are allocated from PPG to the PPG Chlor-alkali and Derivatives Business using a three-factor formula based on the PPG Chlor-alkali and Derivatives Business’s proportionate share of North American PPG sales, assets, and payroll.

The costs of PPG corporate staff functions not directly associated with the PPG businesses, the cost of PPG corporate legal cases, net of related insurance recoveries, and the cost of certain PPG insurance and employee benefit programs were allocated to the PPG Chlor-alkali and Derivatives Business for the years ended December 31, 2011, 2010 and 2009 on a pro rata basis, as if these costs were shared equally by the PPG Chlor-alkali and Derivatives Business and each of PPG’s other 12 strategic business units. The allocated costs include an allocation of PPG corporate stock based compensation, bonus, pension and other postretirement benefit expenses. These allocated costs to the PPG Chlor-alkali and Derivatives Business totaled $11 million, $10 million, and $8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

In accordance with U.S. GAAP, related party transactions cannot be presumed to be carried out on an arm’s-length basis as the requisite conditions of competitive, free-market dealing may not exist. These combined financial statements may not necessarily be indicative of the conditions that would have existed, or the results of operations that would have resulted, had the PPG Chlor-alkali and Derivatives Business been operated as a separate standalone company.

Note 14.    Income Taxes

The PPG Chlor-alkali and Derivatives Business’s U.S., Canadian and certain other non-U.S. operating results are included in the income tax returns of PPG. The PPG Chlor-alkali and Derivatives Business accounts for income taxes under the separate return method. Under this approach, the PPG Chlor-alkali and Derivatives Business determines its current tax liability, deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns in each tax jurisdiction.

The following table presents a reconciliation of the statutory U.S. corporate federal income tax rate to the PPG Chlor-alkali and Derivatives Business’s effective income tax rate:

	Year-ended December 31,
	2011	2010	2009
U.S. federal income tax rate	35.00%	35.00%	35.00%
Changes in rate due to:
U.S. state and local taxes	2.29	2.07	1.68
U.S. tax cost on foreign dividends	1.73	0.67	1.07
PPG dividends paid to the ESOP	(0.51)	(1.29)	(1.90)
U.S. tax incentives	(2.47)	(4.72)	(3.72)
Taxes on non-U.S. earnings	(2.22)	(2.80)	(2.03)
Non taxable bargain purchase gain	(0.92)	—	—
One-time charge, tax law change	—	6.57	—
Other	0.25	1.22	1.52

Effective income tax rate	33.15%	36.72%	31.62%

The increase in the impact of U.S. state and local taxes and the decrease in the impact of the U.S. tax cost on dividends paid to the PPG Employee Stock Ownership Plan (“ESOP”) and U.S. tax incentives are largely the result of the increase in U.S. earnings as a percentage of total earnings. The increased impact on the effective income tax rate of non-U.S. earnings is largely the result of statutory tax rate decreases in Canada and Taiwan. U.S. tax incentives include the R&D credit, the U.S. manufacturing deduction and the statutory depletion of salt.

The 2010 effective tax rate was increased because the PPG Chlor-alkali and Derivatives Business recorded a one-time, after tax charge in the first quarter of 2010 of $12 million as a result of a change in U.S. tax law included in the U.S. Patient Protection and Affordable Care Act enacted in March 2010. Under the prior tax law, the total amount paid for prescription drug costs for retirees over the age of 65 was tax deductible. Beginning in 2013, however, these costs will only be deductible to the extent they exceed the amount of the annual subsidy the PPG Chlor-alkali and Derivatives Business receives from the U.S. government under Medicare Part D. As a result of this change, the deferred tax asset of the PPG Chlor-alkali and Derivatives Business, which reflects the future tax deductibility of these postretirement benefit costs, had to be reduced in the first quarter of 2010, the period that the change in the tax law was enacted, as required by the accounting guidance for income taxes.

Income before income taxes of the PPG Chlor-alkali and Derivatives Business’s non-U.S. operations for 2011, 2010 and 2009 was $60 million, $35 million and $40 million, respectively.

The following table gives details of income tax expense reported in the accompanying combined statement of income:

	Year-ended December 31,
(Millions)	2011	2010	2009
Current income tax expense
U.S. federal	$84	$34	$25
Non-U.S.	13	8	12
U.S. state and local	12	5	3

Total current income tax	109	47	40

Deferred income tax expense (benefit)
U.S. federal	13	6	3
Non-U.S.	(1)	(1)	(1)
U.S. state and local	1	1	1
One-time charge, tax law change	—	12	—

Total deferred income tax	13	18	3

Total	$122	$65	$43

The PPG Chlor-alkali and Derivatives Business made income tax payments totaling $5 million, $4 million and $3 million in 2011, 2010 and 2009, respectively, in Taiwan. In addition, current tax expense attributed to the PPG Chlor-alkali and Derivatives Business by the separate return method in the U.S. and Canada was paid to PPG in the year the tax expense was recognized. These payments are included as a component of the net cash activity in the accompanying combined statement of changes in parent company equity.

Net deferred income tax assets and liabilities as of December 31, 2011 and 2010 were as follows:

(Millions)	2011	2010
Deferred income tax assets related to
Employee benefits	$104	$86
Contingent and accrued liabilities	5	6
Operating loss and other carry-forwards	1	1
Derivatives	5	11
Other	1	1
Valuation allowance	(1)	(1)

Total	115	104

Deferred income tax liabilities related to
Property	86	75
Other	20	14

Total	106	89

Deferred income tax assets—net	$9	$15

As of December 31, 2011, the PPG Chlor-alkali and Derivatives Business had available net operating loss carryforwards of approximately $4 million for income tax purposes, which expire in 2017. The tax effected amount of the net operating loss carryforwards is $1 million. A valuation allowance has been established for carryforwards at December 31, 2011 since the ability to utilize them is not likely.

No deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries of $25 million as of both December 31, 2011 and 2010 as these earnings are considered to be reinvested for an indefinite period of time or will be repatriated when it is tax effective to do so. It is not practicable to determine the deferred tax liability on these undistributed earnings.

Note 15.    Pensions and Other Postretirement Benefits

Defined Benefit Plans

Other than in Taiwan, the PPG Chlor-alkali and Derivatives Business sponsors no defined benefit pension plans; however, certain employees of the PPG Chlor-alkali and Derivatives Business participate in PPG’s defined benefit pension and welfare benefit plans, which are referred to collectively, with the plan in Taiwan, in this footnote as the defined benefit pension and welfare benefit plans related to the PPG Chlor-alkali and Derivatives Business. PPG has defined benefit pension plans that cover certain employees worldwide. PPG also sponsors welfare benefit plans that provide postretirement medical and life insurance benefits for certain U.S. and Canadian employees and their dependents. The postretirement medical and life insurance programs require retiree contributions based on retiree-selected coverage levels for certain retirees and their dependents and provide for sharing of future benefit cost increases between PPG and participants based on management discretion. PPG has the right to modify or terminate certain of these benefit plans in the future. Salaried and certain hourly employees hired on or after Oct. 1, 2004, are not eligible for postretirement medical benefits. Salaried employees hired, rehired, or transferred to salaried status on or after Jan. 1, 2006, and certain hourly employees hired in 2006 or thereafter are eligible to participate in a defined contribution retirement plan. These employees are not eligible for defined benefit pension plan benefits.

Plan Design Changes

In January 2011, PPG approved an amendment to one of its U.S. defined benefit pension plans that represented 77 percent of the total U.S. projected benefit obligation at December 31, 2011 and 2010. This change results in employees no longer accruing benefits under this plan either as of December 31, 2011 or December 31, 2020 depending upon the employee’s combined age and years of service to PPG. The affected employees will participate in PPG’s defined contribution retirement plan from the date their benefit under the defined benefit plan is frozen. PPG remeasured the projected benefit obligation of the amended plan, which resulted in an approximate $6 million reduction in the liability related to the PPG Chlor-alkali and Derivatives Business and lowered the PPG Chlor-alkali and Derivatives Business’s 2011 pension expense by approximately $0.2 million. PPG made similar changes to certain other U.S. defined benefit pension plans in 2011. The PPG Chlor-alkali and Derivatives Business recognized a curtailment loss and special termination benefits associated with these plan amendments of $0.5 million in 2011. PPG plans to continue reviewing and potentially changing other PPG defined benefit plans related to the PPG Chlor-alkali and Derivatives Business in the future.

Postretirement Medical

The PPG Chlor-alkali and Derivatives Business has no postretirement medical plans; however, certain employees of the PPG Chlor-alkali and Derivatives Business participate in PPG’s postretirement medical plans. The Medicare Act of 2003 introduced a prescription drug benefit under Medicare (“Medicare Part D”) that provides several options for Medicare eligible participants and employers, including a federal subsidy payable to companies that elect to provide a retiree prescription drug benefit which is at least actuarially equivalent to Medicare Part D. The federal subsidy related to providing a retiree prescription drug benefit is not subject to U.S. federal income tax and is recorded as a reduction in annual net periodic benefit cost of other postretirement benefits. In 2004, PPG decided to maintain its retiree prescription drug program and to take the subsidy available under the Medicare Act. PPG amended its other postretirement benefit program in 2007 and adopted a fully-insured Medicare Part D prescription drug plan for certain retirees and their dependents effective January 1, 2008. As such, beginning in 2008 PPG was no longer eligible to receive the subsidy provided under the Medicare Act of 2003 for these retirees and their dependents.

In October 2009, PPG decided, effective January 1, 2010, to return to a self-insured Medicare Part D prescription drug plan for certain retirees and their dependents that is at least actuarially equivalent to Medicare Part D. As such, effective January 1, 2010, PPG was eligible to receive the federal subsidy provided under the Medicare Act of 2003 for these retirees and their dependents.

The following table sets forth the changes in the projected benefit obligation (“PBO”) (calculated as of December 31), plan assets, the funded status and the amounts recognized in the accompanying combined balance sheet for the portion of the PPG defined benefit pension and other postretirement benefit plans related to the PPG Chlor-alkali and Derivatives Business:

	Pensions		Other Postretirement Benefits
(Millions)	2011	2010	2011	2010
Projected benefit obligation, Jan. 1	$491	$432	$158	$137
Service cost	6	5	3	2
Interest cost	25	25	8	8
Plan amendments	1	—	3	(7)
Actuarial losses	61	58	16	27
Benefits paid	(29)	(30)	(11)	(10)
Foreign currency translation adjustments	(1)	1	—	—
Curtailment and special termination benefits	(7)	—	—	—
Other	1	—	—	1

Projected benefit obligation, Dec. 31	$548	$491	$177	$158

Market value of plan assets, Jan. 1	$439	$368
Actual return on plan assets	49	59
Company contributions	8	38
Benefits paid	(28)	(29)
Foreign currency translation adjustments	—	3

Market value of plan assets, Dec. 31	$468	$439

Funded Status	$(80)	$(52)	$(177)	$(158)

Amounts recognized in the Combined Balance Sheet:
Other current liabilities	(1)	(2)	(9)	(10)
Accrued pensions	(79)	(50)	—	—
Accrued other postretirement benefits	—	—	(168)	(148)

Net liability recognized	$(80)	$(52)	$(177)	$(158)

The PBO is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation (“ABO”) is the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. The ABO for the portion of the PPG defined benefit pension plans related to the PPG Chlor-alkali and Derivatives Business as of December 31, 2011 and 2010 was $530 million and $469 million, respectively.

The aggregate PBO and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $548 million and $468 million, respectively, as of December 31, 2011, and $491 million and $439 million, respectively, as of December 31, 2010. The aggregate ABO and fair value of plan assets for the pension plans with ABO in excess of plan assets were $530 million and $468 million, respectively, as of December 31, 2011, and $469 million and $439 million, respectively, as of December 31, 2010.

Amounts (pretax) not yet reflected in net periodic benefit cost and included in accumulated other comprehensive loss as of December 31, 2011 consist of:

	Pensions		Other Postretirement Benefits
(Millions)	2011	2010	2011	2010
Accumulated net actuarial losses	$247	$221	$81	$68
Accumulated prior service cost	1	2	(5)	(10)

Total	$248	$223	$76	$58

The accumulated net actuarial losses for pensions relate primarily to the actual return on plan assets being less than the expected return on plan assets in 2000-2002, and in 2008 and a decline in the discount rate since 1999. The accumulated net actuarial losses for other postretirement benefits relate primarily to actual healthcare costs increasing at a higher rate than assumed during the 2001-2003 period and to the decline in the discount rate. Since the accumulated net actuarial losses exceed 10 percent of the higher of the market value of plan assets or the PBO at the beginning of the year, amortization of such excess over the average remaining service period of active employees expected to receive benefits has been included in net periodic benefit costs for pension and other postretirement benefits in each of the last three years. The decrease in 2011 in the accumulated prior service credit for other postretirement benefits relates to several amendments to these plans approved by PPG effective January 1, 2011. Accumulated prior service cost (credit) is amortized over the future service periods of those employees who are active at the dates of the plan amendments and who are expected to receive benefits.

The pre-tax change in accumulated other comprehensive loss in 2011 relating to the plans consists of:

	Pensions	Other Postretirement Benefits
(Millions)
Net actuarial loss arising during the year	$47	$16
New prior service cost	—	3
Amortization of actuarial loss	(15)	(4)
Amortization of prior service (cost) credit	(1)	2
Recognition of curtailment loss	(6)	—
Foreign currency translation adjustments and other	—	1

Net change pre-tax	$25	$18

The net actuarial loss arising during 2011 related to PPG’s pension plans was primarily due to a decrease in the discount rate, partially offset by actual plan asset returns exceeding expected returns. The net actuarial loss arising during 2011 related to PPG’s other postretirement benefit plans resulted from a decrease in the discount rate.

The estimated amounts of accumulated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2012 are $23 million and $1 million, respectively. The estimated amounts of accumulated net actuarial loss and prior service (credit) for the other postretirement benefit plans that will be amortized from accumulated other comprehensive (loss) / income into net periodic benefit cost in 2012 are $5 million and $(1) million, respectively.

Net periodic benefit cost for the three years ended December 31, 2011 includes the following:

	Pensions			Other Postretirement Benefits
(Millions)	2011	2010	2009	2011	2010	2009
Service cost	$6	$5	$5	$3	$2	$3
Interest cost	25	25	24	8	8	9
Expected return on plan assets	(35)	(31)	(25)	—	—	—
Amortization of prior service cost (credit)	1	1	2	(2)	(1)	(2)
Amortization of actuarial losses	15	15	17	4	3	4
Curtailments / special termination benefits	1	—	—	—	—	—

Net periodic benefit cost	$13	$15	$23	$13	$12	$14

Assumptions

The following weighted average assumptions were used to determine the benefit obligation for the defined benefit pension and other postretirement plans related to the PPG Chlor-alkali and Derivatives Business as of December 31, 2011 and 2010:

	2011	2010
Discount rate	4.6%	5.3%
Rate of compensation increase	3.9%	3.8%

The following weighted average assumptions were used to determine the net periodic benefit cost for the defined benefit pension and other postretirement benefit plans related to the PPG Chlor-alkali and Derivatives Business for the three years ended December 31, 2011:

	2011	2010	2009
Discount rate	5.3%	5.7%	6.1%
Expected return on plan assets	7.6%	7.8%	7.9%
Rate of compensation increase	3.8%	3.9%	3.9%

These assumptions are reviewed on an annual basis. In determining the expected return on plan asset assumption, PPG evaluates the mix of investments that comprise plan assets and external forecasts of future long-term investment returns.

At December 31, 2010, PPG updated the mortality table used to calculate its U.S. defined benefit pension and other postretirement benefit liabilities. Previously, PPG had used the mortality table known as RP 2000, projected to 2006, and now uses the RP 2000 table projected to 2017. This updated table reflects improvements in mortality rates.

The weighted-average healthcare cost trend rate (inflation) used for 2011 was 6.3 percent declining to 4.5 percent in the year 2024. For 2012, the assumed weighted-average healthcare cost trend rate used will be 6.3 percent declining to 4.5 percent in the year 2024. These assumptions are reviewed on an annual basis. In selecting rates for current and long-term health care cost assumptions, PPG takes into consideration a number of factors, including PPG’s actual health care cost increases, the design of PPG’s benefit programs, the demographics of PPG’s active and retiree populations and external expectations of future medical cost inflation rates. If these 2012 health care cost trend rates were increased or decreased by one percentage point per year, such increase or decrease would have the following effects:

	One-Percentage Point
	Increase	Decrease
Increase (decrease) in the aggregate of service and interest cost components of annual expense	$1	$(1)
Increase (decrease) in the benefit obligation	$19	$(16)

Contributions

On August 17, 2006, the Pension Protection Act of 2006 (“PPA”) was signed into law, changing the funding requirements for PPG’s U.S. defined benefit pension plans beginning in 2008. Under the requirements of the PPA, PPG did not have to make a mandatory contribution to these plans in 2011 or 2010 and does not expect to have a mandatory contribution to these plans in 2012.

PPG made voluntary contributions to its U.S. defined benefit pension plans of $50 million and $250 million in 2011 and 2010, respectively, of which $7 million and $37 million related to the PPG Chlor-alkali and Derivatives Business in 2011 and 2010, respectively. PPG made contributions to its non-U.S. defined benefit pension plans in 2011 of $71 million and $85 million in 2010, some of which were required by local funding requirements. Of these contributions, $1 million and $1 million related to the PPG Chlor-alkali and Derivatives Business in 2011 and 2010, respectively. PPG does not expect to make any voluntary contributions in 2012 to its U.S. plans but will make mandatory contributions to its non-U.S. plans of approximately $90 million, of which $1 million would relate to the PPG Chlor-alkali and Derivatives Business.

Benefit Payments

The estimated pension benefits to be paid by the defined benefit pension plans related to the PPG Chlor-alkali and Derivatives Business during the next five years are (in millions) $29 in 2012, $30 in 2013, $30 in 2014, $32 in 2015 and $31 in 2016 and are expected to aggregate $174 million for the five years thereafter. PPG’s estimated other postretirement benefits to be paid related to the PPG Chlor-alkali and Derivatives Business during the next five years are $10 million per year through 2016 and are expected to aggregate $58 million for the five years thereafter.

Plan Assets

Each PPG sponsored defined benefit pension plan is managed in accordance with the requirements of local laws and regulations governing defined benefit pension plans for the exclusive purpose of providing pension benefits to participants and their beneficiaries. Investment committees comprised of PPG managers have fiduciary responsibility to oversee the management of pension plan assets by third party asset managers. Pension plan assets are held in trust by financial institutions and managed on a day-to-day basis by the asset managers. The asset managers receive a mandate from each investment committee that is aligned with the asset allocation targets established by each investment committee to achieve the plan’s investment strategies. The performance of the asset managers is monitored and evaluated by the investment committees throughout the year.

Pension plan assets are invested to generate investment earnings over an extended time horizon to help fund the cost of benefits promised under the plans while mitigating investment risk. The assets allocation targets established for each pension plan are intended to diversify the investments among a variety of asset categories and among a variety of individual securities within each asset category to mitigate investment risk and provide each plan with sufficient liquidity to fund the payment of pension benefits to current retirees.

The following summarizes the weighted average target pension plan asset allocation for the PPG pension plans related to the PPG Chlor-alkali and Derivatives Business as of December 31, 2011 and 2010:

December 31,
	2011	2010
Asset Category
Equity securities	40–75%	40–75%
Debt securities	25–60%	25–60%
Real estate	0–10%	0–10%
Other	0–10%	0–10%

The fair values of pension plan assets of the PPG pension plans related to the PPG Chlor-alkali and Derivatives Business at December 31, 2011, by asset category, were as follows:

(Millions)	Level 1(1)	Level 2(1)	Level 3(1)	Total
Asset Category
Equity securities:
U.S.
Large cap	$—	$37	$—	$37
Small cap	19	12	—	31
PPG common stock	20	—	—	20
Non-U.S.
Developed and emerging markets(2)	2	54	—	56
Debt securities:
Money market	26	—	—	26
Corporate(3)
U.S.(4)	103	10	—	113
Developed and emerging markets	24	—	—	24
Diversified(5)	—	28	—	28
Government
U.S.	78	—	—	78
Developed markets	6	—	—	6
Other(6)	26	—	—	26
Real estate(7)	—	—	23	23

Total	$304	$141	$23	$468

(1)	These levels refer to the accounting guidance on fair value measurement described in Note 5, “Fair Value Measurement”.
(2)	These amounts represent holdings in investment grade debt or equity securities of issuers in both developed markets and emerging economies.
(3)	This category represents investment grade debt securities from a diverse set of corporate issuers.
(4)	These investments are primarily long duration fixed income securities.
(5)	This category represents commingled funds invested in diverse portfolios of debt securities.
(6)	This category includes mortgage-backed and asset backed debt securities, municipal bonds and other debt securities.

(7)	This category represents commingled funds which invest directly in a diversified group of office, residential, industrial and retail properties which are appraised at least annually by reputable, independent appraisal firms.

The fair values of pension plan assets of the PPG pension plans related to the PPG Chlor-alkali and Derivatives Business at December 31, 2010, by asset category, were as follows:

(Millions)	Level 1(1)	Level 2(1)	Level 3(1)	Total
Asset Category
Equity securities:
U.S.
Large cap	$2	$85	$—	$87
Small cap	20	13	—	33
PPG common stock	20	—	—	20
Non-U.S.
Developed and emerging markets	3	55	—	58
Debt securities:
Money market	21	—	—	21
Corporate(2)
U.S.	101	—	—	101
Diversified(3)	—	15	—	15
Government
U.S.	65	—	—	65
Other(4)	23	—	—	23
Real estate(5)	—	—	16	16

Total	$255	$168	$16	$439

(1)	These levels refer to the accounting guidance on fair value measurement described in Note 5, “Fair Value Measurement”.
(2)	This category represents investment grade debt securities from a diverse set of corporate issuers.
(3)	This category represents commingled funds invested in diverse portfolios of debt securities.
(4)	This category includes mortgage-backed and asset backed debt securities, municipal bonds and other debt securities.
(5)	This category represents commingled funds which invest directly in a diversified group of office, residential, industrial and retail properties which are appraised at least annually by reputable, independent appraisal firms.

The change in the fair value of PPG’s Level 3 pension plan assets for the years ended December 31, 2011 and 2010 was as follows:

(Millions)	Real Estate
Balance, January 1, 2010	$13
Unrealized gain for positions still held	2
Transfers in	1

Balance, December 31, 2010	$16
Realized gain	1
Unrealized gain for positions still held	3
Transfers in	3

Balance, December 31, 2011	$23

Real estate properties are externally appraised at least annually by reputable, independent appraisal firms. Property valuations are also reviewed on a regular basis and are adjusted if there has been a significant change in circumstances related to the property since the last valuation. Value adjustments for interim capital expenditures are only recognized to the extent that the valuation process acknowledges a corresponding increase in fair value.

Other Plans

The PPG Chlor-alkali and Derivatives Business recognized expense for defined contribution pension plans in 2011 of $1 million and no expense in 2010 or 2009. As of December 31, 2011 and 2010, the PPG Chlor-alkali and Derivatives Business recorded no liability for contributions to be made to the defined contribution pension plans.

The PPG Chlor-alkali and Derivatives Business does not have a separate deferred compensation plan; however, certain employees of the PPG Chlor-alkali and Derivatives Business participate in PPG’s deferred compensation plan. PPG has a deferred compensation plan for certain key managers which allows them to defer a portion of their compensation in a phantom PPG stock account or other phantom investment accounts. The amount deferred earns a return based on the investment options selected by the participant. The amount owed to participants is an unfunded and unsecured general obligation of the PPG Chlor-alkali and Derivatives Business. Upon retirement, death, disability, termination of employment, scheduled payment or unforeseen emergency, the compensation deferred and related accumulated earnings are distributed in accordance with the participant’s election in cash or in PPG stock, based on the accounts selected by the participant.

The plan provides participants with investment alternatives and the ability to transfer amounts between the phantom non-PPG stock investment accounts. To mitigate the impact on compensation expense of changes in the market value of the liability, the PPG Chlor-alkali and Derivatives Business has purchased a portfolio of marketable securities that mirror the phantom non-PPG stock investment accounts selected by the participants, except the money market accounts. These investments are carried at fair market value, and the changes in market value of these securities are also included in earnings. Trading will occur in this portfolio to align the securities held with the participant’s phantom non-PPG stock investment accounts, except the money market accounts.

The cost of the deferred compensation plan for PPG Chlor-alkali and Derivatives Business employees, comprised of dividend equivalents accrued on the phantom PPG stock account, investment income and the change in market value of the liability, was less than $1 million in 2011, 2010, and 2009. The increase in the market value of the investment portfolio in 2011 was income of less than $1 million and $1 million in 2010 and 2009, respectively.

The PPG Chlor-alkali and Derivatives Business’s obligation under this plan, which is included in Accrued payroll and Other liabilities in the accompanying combined balance sheet, totaled $7 million and $8 million as of December 31, 2011 and 2010, respectively, and the investments in marketable securities, which are included in Investments and in Other current assets in the accompanying combined balance sheet, were $5 million as of December 31, 2011 and 2010.

Note 16.    Commitments and Contingent Liabilities

Operating Leases

The PPG Chlor-alkali and Derivatives Business leases certain facilities and equipment for use in its operations under operating leases. Rent expense under these operating leases was approximately $36 million, $28 million, and $25 million during the years ended December 31, 2011, 2010, and 2009, respectively.

Scheduled lease payments due under noncancelable operating leases as of Dec. 31, 2011 are as follows (in millions):

Year Ending December 31
2012	$14
2013	8
2014	5
2015	4
2016	2
After 2016	2

Guarantee

As of December 31, 2011 and 2010, a $10 million guarantee related to credit risk on interest rate swaps of RS Cogen was outstanding. The carrying value of this guarantee was zero as of December 31, 2011 and 2010, and the fair value was $2 million and $1 million, as of December 31, 2011 and 2010, respectively. The fair value of the guarantee was estimated by comparing the net present value of two hypothetical cash flow streams, one based on the PPG incremental borrowing rate and the other based on the RS Cogen incremental borrowing rate, as of the effective date of the guarantee. Both streams were discounted at a risk free rate of return. Management does not believe any loss related to this guarantee is likely.

Legal Matters

The PPG Chlor-alkali and Derivatives Business is involved in a number of lawsuits and claims incidental to the normal conduct of its business. The results of these lawsuits and claims and of any future litigation are inherently unpredictable. However, management believes that, in the aggregate, the outcome of all known lawsuits and claims involving the PPG Chlor-alkali and Derivatives Business will not have a material effect on the PPG Chlor-alkali and Derivatives Business’s combined financial position or liquidity; however, such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

The PPG Chlor-alkali and Derivatives Business is a defendant in a matter in the California State Court in San Francisco in which the City of Modesto and its Redevelopment Authority claim that the PPG Chlor-alkali and Derivatives Business and other defendants manufactured a defective product, the dry cleaning solvent perchloroethylene (“PCE”), and failed to provide adequate warnings regarding the environmental risks associated with the use of PCE. The plaintiffs claimed the defendants are responsible for remediation of soil and groundwater contamination at numerous dry cleaner sites in Modesto, California. In 2006, a Phase 1 trial was conducted as to four sites. The jury returned a verdict in the amount of $3.1 million against the PPG Chlor-alkali and Derivatives Business, The Dow Chemical Company, Vulcan, Oxy, and R.R. Street. The verdict was not apportioned.

Subsequent to the Phase 1 verdict, Vulcan and Oxy settled. In 2008, trial commenced on 18 Phase 2 Sites. Prior to submission of the case to the jury, the Court granted motions that limited the PPG Chlor-alkali and Derivatives Business’s potential liability to one of the 18 sites. The damages sought from this one site totaled $27 million. A jury verdict in the amount of $18 million was returned against the PPG Chlor-alkali and Derivatives Business and The Dow Chemical Company on May 18, 2009. The verdict was not apportioned. The jury was not able to reach a verdict on the statute of limitations issue with respect to the site in question. However, on August 24, 2009, the trial court issued an opinion finding that the City’s claims were barred by the statute of limitations. The effect of the ruling was to nullify the jury’s Phase 2 damage award. In October 2009, the trial court held a non-jury trial of the Redevelopment Authority’s damage claims under the “Polanco Act”. On November 11, 2011, the court entered a final judgment consistent with all of the above results finding that prior settlements offset the $3.1 million verdict against the PPG Chlor-alkali and Derivatives Business and others. In May 2012, requests for costs and fees based on whether the City or defendants were “prevailing parties” were resolved almost entirely in favor of the PPG Chlor-alkali and Derivatives Business. While exact amounts have not been determined, the decision is not expected to result in any payment by the PPG Chlor-alkali and Derivatives Business. Appeals are expected.

Environmental Matters

It is the PPG Chlor-alkali and Derivatives Business’s policy to accrue expenses for environmental contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Environmental reserves associated with existing chlor-alkali manufacturing locations are recorded on the PPG Chlor-alkali and Derivatives Business’s financial statements. Reserves for environmental contingencies are exclusive of claims against third parties. Reserves for monitoring and operation of certain groundwater wells are measured on a present value basis. In management’s opinion, the PPG Chlor-alkali and Derivatives Business operates in an environmentally sound manner and the outcome of the PPG Chlor-alkali and Derivatives Business’s environmental contingencies will not have a material effect on the PPG Chlor-alkali and Derivatives Business’ financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized. Management anticipates that the resolution of the PPG Chlor-alkali and Derivatives Business’s environmental contingencies will occur over an extended period of time.

As of December 31, 2011 and 2010, the PPG Chlor-alkali and Derivatives Business had reserves for environmental contingencies totaling $35 million and $39 million, respectively, of which $6 million and $12 million, respectively, were classified as current liabilities. The reserve at December 31, 2011 included $34 million for environmental contingencies associated with the Calcasieu River Estuary located near the Lake Charles, La. chlor-alkali plant and two operating plant site locations of the PPG Chlor-alkali and Derivatives Business and $1 million for other environmental contingencies. The reserve at December 31, 2010 included $38 million for environmental contingencies associated with the Calcasieu River Estuary located near the Lake Charles, La. chlor-alkali plant and two operating plant site locations of the PPG Chlor-alkali and Derivatives Business and $1 million for other environmental contingencies. Pretax charges against income for environmental remediation costs in 2011, 2010 and 2009 totaled $7 million, $9 million and $3 million, respectively, and are included in Other charges in the accompanying combined statement of income. Cash outlays related to such environmental remediation aggregated $11 million, $6 million, and $6 million in 2011, 2010 and 2009, respectively. The impact of foreign currency was negligible for all years presented.

Remediation: Calcasieu River Estuary

In Lake Charles, La. the U.S. Environmental Protection Agency (“USEPA”) completed an investigation of contamination levels in the Calcasieu River Estuary and issued a Final Remedial Investigation Report in September 2003, which incorporates the Human Health and Ecological Risk Assessments, indicating that elevated levels of risk exist in the estuary. The PPG Chlor-alkali and Derivatives Business and other potentially responsible parties have completed a feasibility study under the authority of the Louisiana Department of Environmental Quality (“LDEQ”). The PPG Chlor-alkali and Derivatives Business’s exposure with respect to the Calcasieu River Estuary is focused on the lower few miles of Bayou d’Inde, a small tributary to the Calcasieu River Estuary near the PPG Chlor-alkali and Derivatives Business’s Lake Charles facility, and about 150 to 200 acres of adjacent marshes. The PPG Chlor-alkali and Derivatives Business and three other potentially responsible parties submitted a draft remediation feasibility study report to the LDEQ in October 2006. The proposed remedial alternatives include sediment dredging, sediment capping, and biomonitoring of fish and shellfish. Principal contaminants of concern which may require remediation include various metals, dioxins and furans, and polychlorinated biphenyls. In response to agency comments on the draft study, the potentially responsible parties conducted additional investigations and submitted a revised feasibility report to the agencies in the third quarter of 2008. Government officials have indicated that a U.S. Army Corps of Engineers’ study has concluded that the proposed remedy will not adversely affect drainage in communities adjacent to Bayou d’Inde. In response to the revised feasibility study, the LDEQ issued a draft decision document for the Bayou d’Inde area in February 2010. The decision document includes the LDEQ’s selection of remedial alternatives for the Bayou

d’Inde area and is in accordance with those recommended in the revised feasibility study. LDEQ held a public hearing on March 23, 2010 and subsequently issued its final decision document in March 2011. As in its draft document, LDEQ’s selection of remedial approaches is in accordance with those proposed in the feasibility study.

On June 10, 2011, LDEQ met with the representatives of PPG Chlor-alkali and Derivatives Business and the three other potentially responsible parties to discuss implementation of a remedy for Bayou d’Inde based on the final decision document. The agency proposed entering into a new Cooperative Agreement with the four companies and on July 12, 2011 transmitted a draft document for the companies’ consideration. At the same time, the companies initiated discussions among themselves on allocation of costs associated with remedy implementation. On October 20, 2011, one of the three other potentially responsible parties that had participated in funding the remedial feasibility report withdrew from further participation regarding implementation of the remedy. In mid-November 2011, the PPG Chlor-alkali and Derivatives Business and the two remaining parties submitted comments to LDEQ on the proposed Cooperative Agreement. Allocation discussions are continuing among the remaining potentially responsible parties.

Multiple future events, such as remedy design and remedy implementation involving agency action or approvals related to the Calcasieu River Estuary will be required and considerable uncertainty exists regarding the timing of these future events. Final resolution of these events is expected to occur over an extended period of time. However, based on currently available information, design approval could occur in 2012. The remedy implementation could occur during 2012 to 2015, with some period of long-term monitoring for remedy effectiveness to follow. In addition, the PPG Chlor-alkali and Derivatives Business’ obligation related to any potential remediation will be dependent in part upon the final allocation of responsibility among the potentially responsible parties. Negotiations with respect to this allocation are ongoing, but the outcome is uncertain.

Remediation: Reasonably Possible Matters

In addition to the amounts currently reserved for environmental remediation, the PPG Chlor-alkali and Derivatives Business may be subject to loss contingencies related to environmental matters estimated to be as much as $15 million to $60 million. Such unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. This range of reasonably possible unreserved loss relates to environmental matters at several sites; however, this range primarily relates to the Calcasieu River Estuary and two PPG Chlor-alkali and Derivatives Business plant sites. The loss contingencies related to these sites include unresolved issues such as the nature and extent of contamination at these sites and the methods that may have to be employed to remediate them.

The status of the remediation activity at the Calcasieu River Estuary and the factors that could result in the need for additional environmental remediation reserves at that site are described above. Initial remedial actions are occurring at the two PPG Chlor-alkali and Derivatives Business plant sites. These two PPG Chlor-alkali and Derivatives Business plant sites are in Lake Charles, Louisiana and Natrium, West Virginia. At Lake Charles, PPG has completed a Facility Investigation and Corrective Measure Study (“CMS”) under USEPA’s Resource Conservation and Recycling Act (“RCRA”) Corrective Action Program under the oversight of the LDEQ. The LDEQ has accepted the proposed remedial alternatives. The PPG Chlor-alkali and Derivatives Business received notice of the LDEQ’s issuance of the final Hazardous Waste Post-Closure/HSWA Permit on June 28, 2010. The Permit was issued in final form on September 23, 2010. Planning for implementation of these proposed alternatives is in progress. At Natrium, a facility investigation has been completed and initial interim remedial measures have been implemented to mitigate soil impacts. There is additional investigation of groundwater contamination ongoing which may indicate the need for further remedial actions to address specific areas of the facility. Installation of a groundwater treatment system has been completed.

The impact of evolving programs, such as natural resource damage claims, industrial site reuse initiatives and state remediation programs, also adds to the present uncertainties with regard to the ultimate resolution of this unreserved exposure to future loss. The PPG Chlor-alkali and Derivatives Business’s assessment of the potential impact of these environmental contingencies is subject to uncertainty due to the complex, ongoing and evolving process of investigation and remediation, if necessary, of such environmental contingencies, and the potential for technological and regulatory developments.

Management expects cash outlays for environmental remediation to range from $9 million to $20 million per year, through 2014 and $3 million to $5 million per year through 2016.

Note 17.    Accumulated Other Comprehensive Loss

(Millions)	Unrealized Currency Translation Adjustment	Pension and Other Postretirement Benefit Adjustments	Unrealized (Loss) Gain on Derivatives	Accumulated Other Comprehensive (Loss)
Balance, Jan. 1, 2009	$(3)	$(172)	$(41)	$(216)
Net change	6	27	16	49

Balance, Dec. 31, 2009	$3	$(145)	$(25)	$(167)
Net change	(2)	(20)	8	(14)

Balance, Dec. 31, 2010	$1	$(165)	$(17)	$(181)
Net change	(2)	(27)	9	(20)

Balance, Dec. 31, 2011	$(1)	$(192)	$(8)	$(201)

With the exception of unrealized currency translation adjustments, all other components of accumulated other comprehensive loss are reported net of tax.

Unrealized currency translation adjustments related to translation of foreign denominated balance sheets are not presented net of tax given that no deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries because they are deemed to be reinvested for an indefinite period of time.

The tax benefit related to the adjustment for pension and other postretirement benefits for the years ended December 31, 2011, 2010 and 2009 was $16 million, $12 million and $17 million, respectively. The cumulative tax benefit related to the adjustment for pension and other postretirement benefits at December 31, 2011 and 2010 was $132 million and $116 million, respectively. The tax benefit related to the change in the unrealized gain on derivatives for the years ended December 31, 2011, 2010 and 2009 was $5 million, $6 million and $10 million, respectively.

Note 18.    Employee Savings Plan

The PPG Chlor-alkali and Derivatives Business has no employee savings plan; however, the PPG Employee Savings Plan (“Savings Plan”) covers substantially all U.S. employees of the PPG Chlor-alkali and Derivatives Business. PPG generally makes matching contributions to the Savings Plan based upon participants’ savings, subject to certain limitations. For most participants not covered by a collective bargaining agreement, PPG-matching contributions are established each year at the discretion of PPG and are applied to employee contributions up to a maximum of 6% of eligible participant compensation. For those participants whose employment is covered by a collective bargaining agreement, the level of PPG-matching contribution, if any, is determined by the relevant collective bargaining agreement.

The PPG-matching contribution was 100% for the first two months of 2009. The PPG-matching contribution was suspended from March 2009 through June 2010 as a cost savings measure in recognition of the adverse impact of the global recession. Effective July 1, 2010, the PPG match was reinstated at 50% on the first 6% of compensation contributed for most employees eligible for the PPG-matching contribution feature. This included the union represented employees in accordance with their collective bargaining agreements. On January 1, 2011, the PPG match was increased to 75% on the first 6% of compensation contributed by these eligible employees.

Compensation expense and cash contributions related to the PPG match of the PPG Chlor-alkali and Derivatives Business participant contributions to the Savings Plan for 2011, 2010 and 2009 totaled $2 million, $1 million and $1 million, respectively. A portion of the Savings Plan qualifies under the Internal Revenue Code as an Employee Stock Ownership Plan. As a result, the tax deductible dividends on PPG shares held by the Savings Plan related to the PPG Chlor-alkali and Derivatives Business were $5 million, $6 million and $7 million for 2011, 2010 and 2009, respectively.

Note 19.    Other Earnings

	Year-ended December 31,
(Millions)	2011	2010	2009
Share of net earnings of equity affiliates (See Note 8)	$1	$(1)	$(3)
Indirect tax and other refunds received	6	4	4
Profit on sale of assets	5	—	1
Bargain purchase gain (See Note 4)	10	—	—
Proceeds from insurance recovery	—	—	7
Other	5	4	3

Total	$27	$7	$12

Note 20.    Stock-Based Compensation

The PPG Chlor-alkali and Derivatives Business has no stock-based compensation plans; however, certain employees of the PPG Chlor-alkali and Derivatives Business are eligible to participate in PPG’s stock-based compensation plans, which include stock options, restricted stock units (“RSUs”) and grants of contingent shares that are earned based on achieving targeted levels of total shareholder return. All current grants of stock options, RSUs and contingent shares are made under the PPG Industries, Inc. Amended and Restated Omnibus Incentive Plan (“PPG Amended Omnibus Plan”), which was amended and restated effective April 21, 2011. Shares available for future grants under the PPG Amended Omnibus Plan were 9.7 million as of Dec. 31, 2011.

Total stock-based compensation cost related to the PPG Chlor-alkali and Derivatives Business was $2 million, $2 million, and $1 million in 2011, 2010, and 2009 respectively. The income tax benefit recognized in the accompanying combined income statement related to the stock-based compensation was $1 million in each of the years ended December 31, 2011, 2010 and 2009, respectively.

Stock Options

Certain employees of the PPG Chlor-alkali and Derivatives Business have been granted stock option awards under two stock option plans: the PPG Industries, Inc. Stock Plan (“PPG Stock Plan”) and the PPG Amended Omnibus Plan whereby these employees can purchase shares of common stock at prices equal to the fair market value of the shares on the date the options were granted. The options are generally exercisable beginning from six to 48 months after being granted and have a maximum term of 10 years. Upon exercise of a stock option, shares of PPG stock are issued from treasury stock. The PPG Stock Plan includes a restored option provision for options originally granted prior to January 1, 2003 allows an optionee to exercise options and satisfy the option cost by certifying ownership of mature shares of PPG common stock with a market value equal to the option cost.

The fair value of stock options issued to employees is measured on the date of grant and is recognized as expense over the requisite service period. The PPG Chlor-alkali and Derivatives Business estimates the fair value of stock options using the Black-Scholes option pricing model. The risk-free interest rate is determined by using the U.S. Treasury yield curve at the date of the grant and using a maturity equal to the expected life of the option. The expected life of options is calculated using the average of the vesting term and the maximum term, as prescribed by accounting guidance on the use of the simplified method for determining the expected term of an employee share option. This method is used as the vesting term of stock options was changed to three years in 2004 and, as a result, the historical exercise data does not provide a reasonable basis upon which to estimate the expected life of options. The expected dividend yield and volatility are based on historical stock prices and dividend amounts over past time periods equal in length to the expected life of the options.

The following weighted average assumptions were used to calculate the fair values of stock option grants in each year:

	2011	2010	2009
Risk free interest rate	2.9%	2.8%	2.8%
Expected life of option in years	6.4	5.9	6.5
Expected dividend yield	3.3%	3.4%	3.2%
Expected volatility	28.0%	28.5%	25.7%

The weighted average fair value of options granted was $19.00 per share, $13.45 per share, and $7.02 per share for the years ended Dec. 31, 2011, 2010, and 2009 respectively.

A summary of the stock options outstanding and exercisable related to the PPG Chlor-alkali and Derivatives Business and activity for the year ended December 31, 2011 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Intrinsic Value (in millions)
Outstanding, Dec. 31, 2010	189,122	$56.63	6.8	$5

Granted	38,820	89.25
Exercised	(44,072)	63.29

Outstanding, Dec. 31, 2011	183,870	$61.92	7.9	$6

Vested or expected to vest, Dec. 31, 2011	176,643	$61.55	7.8	$6

Exercisable, Dec. 31, 2011	56,510	$67.55	5.2	$1

At December 31, 2011, there was $0.6 million of total unrecognized compensation cost related to outstanding stock options that had not yet vested. This cost is expected to be recognized as expense over a weighted average period of 1.6 years.

The following table presents the PPG Chlor-alkali and Derivatives Business’s stock option activity for the years ended December 31, 2011, 2010, and 2009:

(Millions)	2011	2010	2009
Total intrinsic value of stock options exercised	$1	$1	$—
Cash received from stock option exercises	2	2	—

Restricted Stock Units

Long-term incentive value is delivered to selected key PPG Chlor-alkali and Derivatives Business management employees by granting RSUs, which have either time or performance-based vesting features. The fair value of an RSU is equal to the market value of a share of PPG stock on the date of grant. Time-based RSUs vest over the three-year period following the date of grant, unless forfeited, and will be paid out in the form of PPG stock, cash or a combination of both at PPG’s discretion at the end of the three year vesting period. Performance-based RSUs vest based on achieving specific annual performance targets for PPG earnings per share growth and PPG cash flow return on capital over the three calendar year-end periods following the date of grant. Unless forfeited, the performance-based RSUs will be paid out in the form of PPG stock, cash or a combination of both at PPG’s discretion at the end of the three-year performance period if PPG meets the performance targets. The amount paid for performance-based awards may range from 0% to 180% of the original grant, based upon the frequency with which the annual earnings per share growth and cash flow return on capital performance targets are met over the three calendar year periods. For the purposes of expense recognition, PPG has assumed that performance-based RSUs granted in 2009 will vest at 150% and those granted in 2010 and 2011 will vest at the 100% level. Five of the six performance targets were met during the performance vesting period of the 2009 grant. At December 31, 2011, four of the four possible performance targets had been met for the 2010 grant, and two of the two possible performance targets had been met for the 2011 grants.

The following table summarizes the RSU activity related to the PPG Chlor-alkali and Derivatives Business for the year ended Dec. 31, 2011:

	Number of Shares	Weighted Average Fair Value	Intrinsic Value (in millions)
Outstanding, Jan. 1, 2011	44,153	$44.17	$4

Granted	9,865	82.02
Released from restriction	(11,603)	57.46

Outstanding, Dec. 31, 2011	42,415	$48.33	$4
Vested or expected to vest, Dec. 31, 2011	40,556	$47.61	$3

There was $1.1 million of total unrecognized compensation cost related to nonvested RSUs outstanding as of Dec. 31, 2011. This cost is expected to be recognized as expense over a weighted average period of 1.6 years.

Contingent Share Grants

Grants of contingent shares to selected key executives of the PPG Chlor-alkali and Derivatives Business have been provided by PPG and may be earned based on PPG total shareholder return over the three-year period following the date of grant. Contingent share grants (referred to as “TSR awards”) are made annually and are paid out at the end of each three-year period based on PPG’s performance. Performance is measured by determining the percentile rank of the total shareholder return of PPG common stock in relation to the total shareholder return of the S&P 500 for the three-year period following the date of grant. The payment of awards following the three-year award period will be based on performance achieved in accordance with the scale set forth in the plan agreement and may range from 0 percent to 220 percent of the initial grant. A payout of 100 percent is earned if the target performance is achieved. Contingent share awards for the 2009-2011, 2010-2012, and 2011-2013 periods earn dividend equivalents for the award period, which will be paid to participants with the award payout at the end of the period based on the actual number of contingent shares that are earned. Any payments made at the end of the award period may be in the form of stock, cash or a combination of both. The TSR awards qualify as liability awards, and compensation expense is recognized over the three-year award period based on the fair value of the awards (giving consideration to PPG’s percentile rank of total shareholder return) remeasured in each reporting period until settlement of the awards.

As of December 31, 2011, there was $3 million of total unrecognized compensation cost related to outstanding TSR awards based on the current estimate of fair value. This cost is expected to be recognized as expense over a weighted average period of 1.8 years.

Note 21.    Separation and Merger Transaction

On July 19, 2012, PPG announced that its Board of Directors approved definitive agreements under which PPG will separate the PPG Chlor-alkali and Derivatives Business and merge it with Georgia Gulf Corporation (“Georgia Gulf”) or one of its subsidiaries. The terms of the transaction call for PPG to form a new company by separating the PPG Chlor-alkali and Derivatives Business through a spin off or split off, and then immediately merging the business with Georgia Gulf or a Georgia Gulf subsidiary in a tax efficient Reverse Morris Trust transaction. Upon completion of the transaction, which has been approved by the boards of both companies, PPG shareholders will own approximately 50.5 percent of the shares of the newly merged company, with pre-merger Georgia Gulf shareholders owning approximately 49.5 percent of the shares. In the transaction, PPG will transfer certain related environmental liabilities, pension assets and liabilities and other post-employment benefits (OPEB) obligations to the newly merged company. The transaction is subject to approval by Georgia Gulf shareholders and customary closing conditions, relevant tax authority rulings and regulatory approvals.

Note 22.    Subsequent Events

Except for the events described in Note 16 and Note 21, management of the PPG Chlor-alkali and Derivatives Business has determined that there were no subsequent events that would require disclosure in or adjustment to the accompanying financial statements through August 30, 2012.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

CONDENSED COMBINED STATEMENT OF INCOME (UNAUDITED)

(in millions)

	For the Six Months Ended June 30
	2012	2011
Net sales	$851	$893
Cost of sales, exclusive of depreciation and amortization	574	613
Selling, general and administrative	59	60
Depreciation and amortization (See Note 6)	21	20
Research and development	1	1
Business restructuring (See Note 7)	1	—
Other charges	4	7
Other earnings	(7)	(13)

Income before income taxes	198	205
Income tax expense (See Note 9)	68	67

Net income attributable to the controlling and noncontrolling interests	130	138
Less: net income attributable to noncontrolling interests	(7)	(6)

Net income (attributable to the PPG Chlor-alkali and Derivatives Business)	$123	$132

The accompanying notes to the condensed combined financial statement are an integral part of this condensed combined statement.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

(in millions)

	For the Six Months Ended June 30
	2012	2011
Net income attributable to the controlling and noncontrolling interests	$130	$138

Other comprehensive income, net of tax:
Defined benefit pension and other postretirement benefit adjustments (See Note 10)	2	9
Unrealized currency translation adjustment	1	(1)
Net change—derivatives (See Note 12)	3	8

Other comprehensive income, net of tax	6	16

Total comprehensive income	136	154
Less: net income attributable to noncontrolling interests	(7)	(6)

Comprehensive income (attributable to the PPG Chlor-alkali and Derivatives Business)	$129	$148

The accompanying notes to the condensed combined financial statement are an integral part of this condensed combined statement.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

CONDENSED COMBINED BALANCE SHEET (UNAUDITED)

(in millions)

	June 30, 2012	Dec. 31, 2011
Assets
Current assets:
Cash and cash equivalents	$17	$31
Receivables (less allowance for doubtful accounts of $1 and $2)	268	224
Inventories (See Note 5)	68	59
Cash held in escrow (See Note 4)	3	—
Other	13	21

Total current assets	369	335
Property (net of accumulated depreciation of $1,539 and $1,523)	366	365
Investments	17	15
Cash held in escrow (See Note 4)	—	3
Identifiable intangible assets—net (See Note 6)	5	6
Other assets	9	10

TOTAL	$766	$734

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable, trade	$117	$115
Accrued payroll	21	30
Other current liabilities	68	71

Total current liabilities	206	216
Accrued pensions (See Note 10)	77	79
Other postretirement benefits (See Note 10)	171	168
Environmental contingencies (See Note 16)	28	29
Other liabilities	44	44

TOTAL LIABILITIES	526	536

Parent company equity:
Parent company investment	424	382
Accumulated other comprehensive loss	(195)	(201)

Total parent company equity	229	181
Noncontrolling interests	11	17

Total equity (See Note 14)	240	198

TOTAL	$766	$734

The accompanying notes to the condensed combined financial statements are an integral part of this condensed combined statement.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

CONDENSED COMBINED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions)

	For the Six Months Ended June 30
	2012	2011
Operating activities:
Net income attributable to controlling and noncontrolling interests	$130	$138
Adjustments to reconcile net income to cash from operations:
Depreciation and amortization	21	20
Pension expense (See Note 10)	9	6
Business restructuring expense (See Note 7)	1	—
Equity affiliate earnings, net of dividends	(2)	(1)
Cash contributions to pension plans	(1)	(8)
Bargain purchase gain	—	(9)
Change in certain asset and liability accounts:
Increase in receivables	(44)	(60)
(Increase) decrease in inventories	(9)	9
Increase in other current assets	(1)	(1)
(Decrease) increase in accounts payable and accrued liabilities	(4)	2
Increase in noncurrent assets	(3)	(3)
Increase in noncurrent liabilities	1	11
Change in accrued tax and interest accounts	1	3
Other	3	(1)

Cash from operating activities	102	106

Investing activities:
Additions to property	(23)	(23)
Business acquisitions, net of cash balances acquired	—	(25)
Deposits placed in escrow	—	(3)
Proceeds from sale of property and investments	1	3

Cash used for investing activities	(22)	(48)

Financing activities:
Dividends paid to noncontrolling interests	(13)	(8)
Net cash remitted to PPG Industries, Inc.	(82)	(55)

Cash used for financing activities	(95)	(63)

Effect of currency exchange rate changes on cash and cash equivalents	1	1

Net decrease in cash and cash equivalents	(14)	(4)
Cash and cash equivalents, beginning of period	31	15

Cash and cash equivalents, end of period	$17	$11

The accompanying notes to the condensed combined financial statements are an integral part of this condensed combined statement.

PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Note 1.        Basis of Presentation

The accompanying condensed combined financial statements present the historical financial position, results of operations and cash flows of the chlor-alkali and derivatives business of PPG Industries, Inc. (the “PPG Chlor-alkali and Derivatives Business”) in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The condensed combined financial statements included herein are unaudited. In the opinion of management, these statements include all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the financial position of the PPG Chlor-alkali and Derivatives Business as of June 30, 2012, and the results of its operations for the six months ended June 30, 2012 and 2011 and its cash flows for the six months then ended. These condensed combined financial statements should be read in conjunction with the combined financial statements and notes of the PPG Chlor-alkali and Derivatives Business for the years ended December 31, 2011, 2010 and 2009. The results of operations for the six months ended, and the financial position as of, June 30, 2012 are not necessarily indicative of the results to be expected for the full year or the financial position to be expected as of any future date.

These condensed combined financial statements include the results of Taiwan Chlorine Industries, Ltd. (“TCI”), a subsidiary which is controlled by PPG Industries, Inc. (“PPG” or the “Parent Company”) and in which PPG holds a 60 percent ownership interest. In the accompanying condensed combined financial statements, the outside shareholder’s interests are shown as noncontrolling interests. The accompanying condensed combined financial statements also include investments in certain companies in which PPG owns 20 percent to 50 percent of the voting stock and has the ability to exercise significant influence over the operating and financial policies of the investee, which are accounted for using the equity method of accounting. As a result, PPG’s share of the earnings or losses of such equity affiliates is included in the accompanying combined statement of income and PPG’s share of these companies’ shareholders’ equity is included in Investments in the accompanying condensed combined balance sheet.

During the periods presented, the PPG Chlor-alkali and Derivatives Business was under the control of PPG. The condensed combined financial statements have been prepared from the separate records maintained by the PPG Chlor-alkali and Derivatives Business and include all direct costs of the PPG Chlor-alkali and Derivatives Business and costs allocated from PPG (see Note 13, “Related Party Transactions”). However, the condensed combined financial statements are not necessarily indicative of the financial position, results of operations and cash flows that would have existed if the PPG Chlor-alkali and Derivatives Business had operated as a stand-alone entity during the periods presented. Had the PPG Chlor-alkali and Derivatives Business existed as a separate entity, its condensed combined results of operations and financial position could have differed materially from those presented in the condensed combined financial statements included herein.

In North America, PPG uses a centralized approach to managing its cash and financing its operations. Cash deposits from the PPG Chlor-alkali and Derivatives Business’s operations in North America are transferred to PPG on a regular basis and are netted against the Parent company investment component of Total parent company equity. TCI does not participate in any centralized PPG cash management program, maintains cash and cash equivalent balances to fund its local operations and periodically remits excess funds via dividends to the owners. There are no intercompany loan arrangements between TCI and PPG. Consequently, none of PPG’s cash, cash equivalents, or debt has been allocated to the PPG Chlor-alkali and Derivatives Business in the accompanying condensed combined financial statements. Cash and cash equivalents included in the condensed combined balance sheet are primarily held at TCI at June 30, 2012 and December 31, 2011, as the PPG Chlor-alkali and Derivatives Business’s operations in U.S. and Canadian locations participate in centralized cash management programs.

All PPG Chlor-alkali and Derivatives Business intra-company transactions have been eliminated in the preparation of the accompanying condensed combined financial statements.

Note 2.        New Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to its fair value measurement guidance and disclosure requirements to establish U.S. Generally Accepted Accounting Principles (“GAAP”) in common with the requirements of the International Financial Reporting Standards (“IFRS”). The new requirements were effective for the first interim or annual period beginning after December 15, 2011 and were to be applied prospectively. The PPG Chlor-alkali and Derivatives Business adopted the new requirements during the six months-ended June 30, 2012; however, the adoption of this guidance did not have a material effect on its combined financial position, results of operations or cash flows.

Note 3.        Fair Value Measurement

The accounting guidance on fair value measurement establishes a hierarchy with three levels of inputs used to determine fair value. Level 1 inputs are quoted prices in active markets for identical assets and liabilities, are considered to be the most reliable evidence of fair value, and should be used whenever available. Level 2 inputs are observable prices that are not quoted on active exchanges. Level 3 inputs are unobservable inputs used for measuring the fair value of assets or liabilities.

Assets and liabilities reported at fair value on a recurring basis:

(Millions)	Level 1	Level 2	Level 3	Total
At June 30, 2012

Investments:
Marketable equity securities	$5	$—	$—	$5
Accounts payable and accrued liabilities:
Natural gas swap contracts(a)	—	1	—	1

At December 31, 2011

Short-term investments:
Marketable equity securities	1	—	—	1
Investments:
Marketable equity securities	4	—	—	4
Accounts payable and accrued liabilities:
Natural gas swap contracts(a)	—	6	—	6

(a)	This entire balance is designated as a hedging instrument under U.S. GAAP.

Note 4.        Acquisitions

In May 2011, the PPG Chlor-alkali and Derivatives Business acquired the assets of Equa-Chlor, Inc. for $28 million, of which $3 million is held in escrow pending satisfaction of any PPG indemnity claims through May of 2013. The assets, liabilities, results of operations and cash flows of Equa-Chlor are included within the PPG Chlor-alkali and Derivatives Business financial statements from the date of acquisition. The excess fair value of the assets acquired and liabilities assumed, which consisted principally of property and operating working capital, over the purchase price resulted in a bargain purchase gain of $10 million. This gain was partially offset by a $1 million loss related to the step up to fair value of acquired inventory. The gain is reported in Other earnings in the accompanying condensed combined statement of income for the six months-ended June 30, 2011.

In early 2006, the PPG Chlor-alkali and Derivatives Business acquired the North American beaded caustic soda business of Oxy Vinyls, LP, which was principally comprised of customer contracts. The purchase price of the business included contingent payments which were payable, if earned, over a five year period following the date of acquisition. These payments totaled $6 million, and the final such payment was made in the first quarter of 2011. The PPG Chlor-alkali and Derivatives Business’s intangible assets are principally related to this acquisition.

Note 5.        Inventories

Inventories as of June 30, 2012 and December 31, 2011 are detailed below:

	June 30, 2012	Dec. 31, 2011

	(Millions)
Finished products	$56	$52
Raw materials	16	12
Supplies	42	45
LIFO reserve	(46)	(50)

Total	$68	$59

U.S. inventories are stated at cost, using the last-in, first-out (“LIFO”) method, which does not exceed market. The PPG Chlor-alkali and Derivatives Business’s U.S. inventory is part of the applicable PPG LIFO pool. In the accompanying condensed combined financial statements, the applicable PPG LIFO pool has been apportioned to the PPG Chlor-alkali and Derivatives Business utilizing the ratio of gross carrying value of the inventory associated with the PPG Chlor-alkali and Derivatives Business, in base dollars, as a percentage of the applicable PPG LIFO pool’s total base dollar inventory, as of the applicable year-end date.

All non-U.S. inventories are stated at cost, using the first-in, first-out (“FIFO”) method, which does not exceed market. Cost is determined using standard factory costs, which approximate actual costs, excluding certain fixed costs such as depreciation and property taxes.

Note 6.        Identifiable Intangible Assets

The PPG Chlor-alkali and Derivatives Business’s identifiable intangible assets with finite lives relate to customer relationships and are being amortized over their estimated useful lives (10 years) and are detailed below:

	June 30, 2012			December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(Millions)
Customer-related Intangibles	$10	(5)	$5	$10	(4)	$6

Aggregate amortization expense related to these identifiable intangible assets for the six months ended June 30, 2012 and 2011 was $1 million. As of June 30, 2012, estimated future amortization expense of identifiable intangible assets is approximately $1 million per year through 2016.

Note 7.        Business Restructuring

In March 2012, PPG finalized a restructuring plan to reduce PPG’s cost structure. As a result of this restructuring plan, in March of 2012 a charge of $1 million for severance costs associated with 22 employees was recorded by the PPG Chlor-alkali and Derivatives Business.

The PPG Chlor-alkali and Derivatives Business expects to incur additional costs of approximately $2 million directly associated with the restructuring actions for demolition that will be charged to expense as incurred. To date, none of these expenses have been incurred.

Note 8.        Variable Interest Entities

The PPG Chlor-alkali and Derivatives Business includes PPG’s 50 percent ownership interest in RS Cogen, L.L.C. (“RS Cogen”), which toll produces electricity and steam primarily for the PPG Chlor-alkali and Derivatives Business and PPG’s joint venture partner. The joint venture was formed with a wholly-owned subsidiary of Entergy Corporation in 2000 for the construction and operation of a $300 million process steam, natural gas-fired cogeneration facility in Lake Charles, LA, the majority of which was financed by a syndicate of banks. As of June 30, 2012 and December 31, 2011, RS Cogen had bank debt outstanding of $178 million and $183 million, respectively. The PPG Chlor-alkali and Derivatives Business’s future commitment to purchase electricity and steam from the joint venture approximates $23 million per year subject to contractually defined inflation adjustments for the next 11 years. The purchases for the years ended December 31, 2011, 2010 and 2009 were $23 million in each year.

RS Cogen is a variable interest entity under U.S. accounting guidance. The joint venture’s critical operations are overseen by a management committee, which has equal representation by PPG and Entergy. With the power to direct the activities of RS Cogen equally shared between RS Cogen’s two owners, PPG does not consider itself to be the joint venture’s primary beneficiary. Accordingly, PPG accounts for its investment in RS Cogen as an equity method investment.

The following table summarizes the PPG Chlor-alkali and Derivatives Business’s maximum exposure to loss associated with RS Cogen:

(Millions)
Investment in and advances to RS Cogen	$13
Take-or-pay obligation under power tolling arrangement	246

Maximum exposure to loss as of June 30, 2012	$259

Note 9.        Income Taxes

The U.S., Canadian and other non-U.S. operating results of the PPG Chlor-alkali and Derivatives Business are included in the income tax returns of PPG. The PPG Chlor-alkali and Derivatives Business accounts for income taxes under the separate return method. Under this approach, the PPG Chlor-alkali and Derivatives Business determines its current tax liability, deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns in each tax jurisdiction.

The current tax expense attributed to the PPG Chlor-alkali and Derivatives Business by the separate return method in the U.S. and Canada is assumed to have been paid by PPG in the year the tax expense was recognized. These payments are included as a component of the net cash activity in Total parent company equity. The PPG Chlor-alkali and Derivatives Business made income tax payments totaling $4 million and $3 million for the six months ended June 30, 2012 and 2011, respectively, in Taiwan.

The effective tax rate on pretax earnings for the six months ended June 30, 2012 was approximately 34.3 percent compared to approximately 32.7 percent in the first six months of 2011. The six months 2012 effective tax rate includes a 38 percent tax benefit on the $1 million business restructuring charge. The effective tax rate on the remaining pre-tax earnings was approximately 34.4 percent for the first six months of 2012 resulting in tax expense of $68 million. The effective tax rate for the first six months of 2011 included the impact of the non-taxable bargain purchase gain resulting from the Equa-Chlor acquisition. The effective tax rate on the remaining pre-tax earnings was approximately 34.3 percent for the first six months of 2011 resulting in tax expense of $67 million.

Note 10.    Pensions and Other Postretirement Benefits

The PPG Chlor-alkali and Derivatives Business net periodic benefit costs for the six months ended June 30, 2012 and 2011 were as follows:

	Pensions		Other Postretirement Benefits
	Six Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
	(Millions)
Service cost	$3	$3	$2	$2
Interest cost	13	13	4	4
Expected return on plan assets	(17)	(17)	—	—
Amortization of prior service cost	—	—	(1)	(1)
Amortization of actuarial losses	10	7	3	2

Net periodic benefit cost	$9	$6	$8	$7

PPG does not have a mandatory contribution to make and does not expect to make any voluntary contributions to its U.S. defined benefit pension plans in 2012. PPG expects to make mandatory contributions to its non-U.S. plans in 2012 of approximately $90 million, of which $1 million would relate to the PPG Chlor-alkali and Derivatives Business in 2012. PPG has made $47 million in contributions to the non-U.S. plans as of the first six months of 2012, of which $0.5 million related to the PPG Chlor-alkali and Derivatives Business.

In January 2011, PPG approved an amendment to one of its U.S. defined benefit pension plans that represented 77 percent of the total U.S. projected benefit obligation at December 31, 2011 and 2010. This change results in employees no longer accruing benefits under this plan either as of December 31, 2011 or December 31, 2020 depending upon the employee’s combined age and years of service to PPG. The affected employees will participate in PPG’s defined contribution retirement plan from the date their benefit under the defined benefit plan is frozen. PPG remeasured the projected benefit obligation of the amended plan, which resulted in an approximate $6 million reduction in the liability related to the PPG Chlor-alkali and Derivatives Business and lowered the PPG Chlor-alkali and Derivatives Business’s 2011 pension expense by approximately $0.2 million. PPG made similar changes to certain other U.S. defined benefit pension plans in 2011. The PPG Chlor-alkali and Derivatives Business recognized a curtailment loss and special termination benefits associated with these plan amendments of $0.5 million in 2011. PPG plans to continue reviewing and potentially changing other PPG defined benefit plans related to the PPG Chlor-alkali and Derivatives Business in the future.

Note 11.    Financial Instruments, Excluding Derivative Financial Instruments

Included in the PPG Chlor-alkali and Derivatives Business’s financial instrument portfolio are cash, cash held in escrow, and marketable equity securities. The fair values of these financial instruments approximated their carrying values at June 30, 2012 and December 31, 2011, in the aggregate.

Note 12.    Derivative Financial Instruments and Hedge Activities

The PPG Chlor-alkali and Derivatives Business recognizes all derivative financial instruments as either assets or liabilities at fair value on the condensed combined balance sheet. The accounting for changes in the fair value of a derivative depends on the use of the instrument. To the extent that a derivative is effective as a hedge of an exposure to future changes in cash flows, the change in fair value of the instrument is deferred in accumulated other comprehensive income (loss) (“AOCI”). Any portion considered to be ineffective is reported in earnings immediately, including changes in value related to credit risk.

The PPG Chlor-alkali and Derivatives Business’s policies do not permit speculative use of derivative financial instruments. The PPG Chlor-alkali and Derivatives Business enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses.

Refer to Note 3, “Fair Value Measurement,” for additional disclosures related to the PPG Chlor-alkali and Derivatives Business’s derivative instruments outstanding as of June 30, 2012 and December 31, 2011.

Derivative instruments are used to manage the PPG Chlor-alkali and Derivatives Business’s exposure to fluctuating natural gas prices through the use of natural gas swap contracts. These instruments mature by September 30, 2012. To the extent that these instruments are effective in hedging the PPG Chlor-alkali and Derivatives Business’s exposure to price changes, changes in the fair values of the hedge contracts are deferred in AOCI and reclassified to Cost of sales, exclusive of depreciation and amortization as the natural gas is purchased. The amount of ineffectiveness is reported in Other charges in the accompanying condensed combined statement of income immediately. As of June 30, 2012 and December 31, 2011, the fair value of these contracts was a liability of $1 million and $6 million, respectively. As of December 31, 2011, the total pretax loss deferred in AOCI related to contracts that mature within the twelve-month period ending December 31, 2012.

For the six months ended June 30, 2012, Other comprehensive income included a net pretax gain due to cash flow hedge derivatives of $5 million ($3 million, net of tax). This gain was comprised of realized losses of $8 million and unrealized losses of $3 million. The realized losses related to the settlement during the period of natural gas contracts and RS Cogen owned interest rate swaps. (Refer to Note 8 “Variable Interest Entities” for a discussion regarding this equity method investment.) The unrealized losses related to the change in fair value of natural gas contracts and RS Cogen owned interest rate swaps.

For the six months ended June 30, 2011, Other comprehensive income included a net pretax gain due to cash flow hedge derivatives of $12 million ($8 million, net of tax). This gain was comprised of realized losses of $14 million and unrealized losses of $2 million. The realized losses related to the settlement during the period of natural gas contracts and RS Cogen owned interest rate swaps. (Refer to Note 8, “Variable Interest Entities” for a discussion regarding this equity method investment.) The unrealized losses related to the change in fair value of the natural gas contracts and RS Cogen owned interest rate swaps.

The following tables provide details for the six month periods ended June 30, 2012 and 2011 related to the PPG Chlor-alkali and Derivatives Business’s hedges by type of derivative. All amounts are pretax:

(Millions)	Loss Deferred in OCI	Loss Recognized
		Amount	Caption
Hedge Type
Period Ended June 30, 2012
Cash Flow
Natural gas swaps(a)	$(2)	$(7)	Cost of sales
Interest rate swaps of RS Cogen	(1)	(1)	Other earnings

Period Ended June 30, 2011
Cash Flow
Natural gas swaps(b)	$(2)	$(13)	Cost of sales
Interest rate swaps of RS Cogen	—	(1)	Other earnings
(a)	The ineffective portion related to this item was not greater than $0.3 million of expense.
(b)	The ineffective portion related to this item was not greater than $0.5 million of income.

Note 13.    Related Party Transactions

Certain services are provided to the PPG Chlor-alkali and Derivatives Business by PPG, including legal, accounting, tax, treasury, payroll and benefits administration, risk management, information technology and purchasing. Expenses for such corporate services totaled $12 million during the six months-ended June 30, 2012 and 2011. These expenses are included in Selling, general and administrative in the accompanying condensed combined statement of income. These costs are charged by PPG to the PPG Chlor-alkali and Derivatives Business using a direct identification approach where possible. Costs for such services which cannot be directly attributed to the PPG Chlor-alkali and Derivatives Business are allocated from PPG to the PPG Chlor-alkali and Derivatives Business using a three-factor formula based on the PPG Chlor-alkali and Derivatives Business’s proportionate share of North American PPG sales, assets, and payroll.

The costs of PPG corporate staff functions not directly associated with the PPG businesses, the cost of PPG corporate legal cases, net of related insurance recoveries, and the cost of certain PPG insurance and employee benefit programs were allocated to the PPG Chlor-alkali and Derivatives Business for the six months ended June 30, 2012 and 2011 on a pro rata basis, as if these costs were shared equally by the PPG Chlor-alkali and Derivatives Business and to each of PPG’s other 12 strategic business units. The allocated costs include an allocation of PPG corporate stock based compensation, bonus, pension and other postretirement benefit expenses. These allocated costs to the PPG Chlor-alkali and Derivatives Business totaled $6 million and $5 million during the six months ended June 30, 2012 and 2011, respectively.

In accordance with U.S. GAAP, related party transactions cannot be presumed to be carried out on an arm’s-length basis as the requisite conditions of competitive, free-market dealing may not exist. These condensed combined financial statements may not necessarily be indicative of the conditions that would have existed, or the results of operations that would have resulted, had the PPG Chlor-alkali and Derivatives Business been operated as an unaffiliated company.

Note 14.    Parent Company Equity

The following tables present the change in total parent company equity for the six months ended June 30, 2012 and 2011, respectively:

(Millions)	Total Parent Company Equity	Non-controlling Interests	Total
Balance, January 1, 2012	$181	$17	$198
Net income	123	7	130
Other comprehensive income, net of tax	6	—	6
Stock-based compensation activity	1	—	1
Dividends paid on subsidiary common stock to noncontrolling interests	—	(13)	(13)
Net cash remitted to PPG Industries, Inc.	(82)	—	(82)

Balance, June 30, 2012	$229	$11	$240

Balance, January 1, 2011	$132	$12	$144
Net income	132	6	138
Other comprehensive income, net of tax	16	—	16
Stock-based compensation activity	1	—	1
Dividends paid on subsidiary common stock to noncontrolling interests	—	(8)	(8)
Net cash remitted to PPG Industries, Inc.	(55)	—	(55)

Balance, June 30, 2011	$226	$10	$236

Note 15.    Stock-Based Compensation

The PPG Chlor-alkali and Derivatives Business has no stock-based compensation plans; however, certain employees of the PPG Chlor-alkali and Derivatives Business are eligible to participate in PPG’s stock-based compensation plans, which include stock options, restricted stock units (“RSUs”) and grants of contingent shares that are earned based on achieving targeted levels of total shareholder return. All current grants of stock options, RSUs and contingent shares are made under the PPG Industries, Inc. Amended and Restated Omnibus Incentive Plan (“PPG Amended Omnibus Plan”), which was amended and restated effective April 21, 2011. Shares available for future grants under the PPG Amended Omnibus Plan were 8.4 million as of June 30, 2012.

Total stock-based compensation cost related to the PPG Chlor-alkali and Derivatives Business was $1 million for the six months ended June 30, 2012 and 2011, respectively. The total income tax benefit recognized in the accompanying condensed combined statement of income related to the stock-based compensation was $0.4 million for the six months ended June 30, 2012 and 2011, respectively.

Stock Options

Certain employees of the PPG Chlor-alkali and Derivatives Business have been granted stock option awards under two stock option plans: the PPG Industries, Inc. Stock Plan (“PPG Stock Plan”) and the PPG Amended Omnibus Plan whereby these employees can purchase shares of common stock at prices equal to the fair market value of the shares on the date the options were granted. The options are generally exercisable beginning from six to 48 months after being granted and have a maximum term of 10 years. Upon exercise of a stock option, shares of PPG stock are issued from treasury stock. The PPG Stock Plan includes a restored option provision for options originally granted prior to January 1, 2003 allows an optionee to exercise options and satisfy the option cost by certifying ownership of mature shares of PPG common stock with a market value equal to the option cost.

In the first quarter of 2012, PPG granted to employees of the PPG Chlor-alkali and Derivatives Business 44,644 stock options under the PPG Amended Omnibus Plan at a weighted average exercise price of $89.94 per share. The weighted average fair value of options granted was $17.90 per share. In the first quarter of 2011, PPG granted to employees of the PPG Chlor-alkali and Derivatives Business 34,740 stock options under the PPG Amended Omnibus Plan at a weighted average exercise price of $88.70 per share. The weighted average fair value of options granted was $19.22 per share.

The fair value of stock options issued to employees is measured on the date of grant and is recognized as expense over the requisite service period. The PPG Chlor-alkali and Derivatives Business estimates the fair value of stock options using the Black-Scholes option pricing model. The risk-free interest rate is determined by using the U.S. Treasury yield curve at the date of the grant and using a maturity equal to the expected life of the option. The expected life of options is calculated using the average of the vesting term and the maximum term, as prescribed by accounting guidance on the use of the simplified method for determining the expected term of an employee share option. This method is used as the vesting term of stock options was changed to three years in 2004 and, as a result, the historical exercise data does not provide a reasonable basis upon which to estimate the expected life of options. The expected dividend yield and volatility are based on historical stock prices and dividend amounts over past time periods equal in length to the expected life of the options.

The fair value of the grants issued in the six months ended June 30, 2012 was calculated with the following weighted average assumptions:

Risk free interest rate	1.3%
Expected life of option in years	6.5
Expected dividend yield	3.3%
Expected volatility	29.4%

Restricted Stock Units

Long-term incentive value is delivered to selected key PPG management employees by granting RSUs, which have either time or performance-based vesting features. The fair value of an RSU is equal to the market value of a share of PPG stock on the date of grant. Time-based RSUs vest over the three-year period following the date of grant, unless forfeited, and will be paid out in the form of PPG stock, cash or a combination of both at PPG’s discretion at the end of the three year vesting period. Performance-based RSUs vest based on achieving specific annual performance targets for PPG earnings per share growth and PPG cash flow return on capital over the three calendar year-end periods following the date of grant. Unless forfeited, the performance-based RSUs will be paid out in the form of PPG stock, cash or a combination of both at PPG’s discretion at the end of the three-year performance period if PPG meets the performance targets. The amount paid for performance-based awards may range from 0% to 180 percent of the original grant, based upon the frequency with which the annual earnings per share growth and cash flow return on capital performance targets are met over the three calendar year periods. For the purposes of expense recognition, PPG has assumed that performance-based RSUs granted in 2010 will vest at the 150 percent level and those granted in 2011 and 2012 will vest at the 100 percent level. At December 31, 2011, four of the four possible performance targets had been met for the 2010 grant, and two of the two possible performance targets had been met for the 2011 grants.

In the first quarter of 2012, PPG granted to employees of the PPG Chlor-alkali and Derivatives Business 10,564 RSUs at a weighted average fair value of $83.27 per share. In the first quarter of 2011, PPG granted to employees of the PPG Chlor-alkali and Derivatives Business 9,865 RSUs at a weighted average fair value of $82.02 per share.

Contingent Share Grants

Grants of contingent shares to selected key executives of the PPG Chlor-alkali and Derivatives Business have been provided by PPG and may be earned based on PPG total shareholder return over the three-year period following the date of grant. Contingent share grants (referred to as “TSR awards”) are made annually and are paid out at the end of each three-year period based on PPG’s performance. Performance is measured by determining the percentile rank of the total shareholder return of PPG common stock in relation to the total shareholder return of the S&P 500 for the three-year period following the date of grant. The payment of awards following the three-year award period will be based on performance achieved in accordance with the scale set forth in the plan agreement and may range from 0 percent to 220 percent of the initial grant. A payout of 100 percent is earned if the target performance is achieved. Contingent share awards for the 2010-2012, 2011-2013, and 2012-2014 periods earn dividend equivalents for the award period, which will be paid to participants with the award payout at the end of the period based on the actual number of contingent shares that are earned. Any payments made at the end of the award period may be in the form of stock, cash or a combination of both. The TSR awards qualify as liability awards, and compensation expense is recognized over the three-year award period based on the fair value of the awards (giving consideration to PPG’s percentile rank of total shareholder return) remeasured in each reporting period until settlement of the awards.

Note 16.    Commitments and Contingent Liabilities

Legal Matters

The PPG Chlor-alkali and Derivatives Business is involved in a number of lawsuits and claims incidental to the normal conduct of its business. The results of these lawsuits and claims and of any future litigation are inherently unpredictable. However, management believes that, in the aggregate, the outcome of all lawsuits and claims involving the PPG Chlor-alkali and Derivatives Business will not have a material effect on the PPG Chlor-alkali and Derivatives Business’s condensed combined financial position or liquidity; however, such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

The PPG Chlor-alkali and Derivatives Business is a defendant in a matter in the California State Court in San Francisco in which the City of Modesto and its Redevelopment Authority claim that the PPG Chlor-alkali and

Derivatives Business and other defendants manufactured a defective product, the dry cleaning solvent perchloroethylene (“PCE”), and failed to provide adequate warnings regarding the environmental risks associated with the use of PCE. The plaintiffs claimed the defendants are responsible for remediation of soil and groundwater contamination at numerous dry cleaner sites in Modesto, California. In 2006, a Phase 1 trial was conducted as to four sites. The jury returned a verdict in the amount of $3.1 million against the PPG Chlor-alkali and Derivatives Business, The Dow Chemical Company, Vulcan, Oxy, and R.R. Street. The verdict was not apportioned.

Subsequent to the Phase 1 verdict, Vulcan and Oxy settled. In 2008, trial commenced on 18 Phase 2 Sites. Prior to submission of the case to the jury, the Court granted motions that limited the PPG Chlor-alkali and Derivatives Business’s potential liability to one of the 18 sites. The damages sought at this one site totaled $27 million. A jury verdict in the amount of $18 million was returned against the PPG Chlor-alkali and Derivatives Business and The Dow Chemical Company on May 18, 2009. The verdict was not apportioned. The jury was not able to reach a verdict on the statute of limitations issue on the site in question. However, on August 24, 2009, the trial court issued an opinion finding that the City’s claims were barred by the statute of limitations. The effect of the ruling was to nullify the jury’s Phase 2 damage award. In October 2009, the trial court held a non-jury trial of the Redevelopment Authority’s damage claims under the “Polanco Act”. On November 11, 2011, the court entered a final judgment consistent with all of the above results finding that prior settlements offset the $3.1 million verdict against the PPG Chlor-alkali and Derivatives Business and others. In May 2012, requests for costs and fees based on whether the City or defendants were “prevailing parties” were resolved almost entirely in the favor of PPG’s Chlor-alkali and Derivatives Business. While exact amounts have not been determined, the decision is not expected to result in any payment by the PPG Chlor-alkali and Derivatives Business. Appeals are expected.

Environmental Matters

It is the PPG Chlor-alkali and Derivatives Business’s policy to accrue expenses for environmental contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Environmental reserves associated with existing chlor-alkali manufacturing locations are recorded on the PPG Chlor-alkali and Derivatives Business’s financial statements. Reserves for environmental contingencies are exclusive of claims against third parties. Reserves for monitoring and operation of certain groundwater wells are measured on a present value basis. In management’s opinion, the PPG Chlor-alkali and Derivatives Business operates in an environmentally sound manner and the outcome of the PPG Chlor-alkali and Derivatives Business’s environmental contingencies will not have a material effect on the PPG Chlor-alkali and Derivatives Business’ financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized. Management anticipates that the resolution of the PPG Chlor-alkali and Derivatives Business’s environmental contingencies will occur over an extended period of time.

As of June 30, 2012 and December 31, 2011, the PPG Chlor-alkali and Derivatives Business had reserves for environmental contingencies totaling $33 million and $35 million, respectively, of which $5 million and $6 million, respectively, were classified as current liabilities. The reserve at June 30, 2012 included $32 million for environmental contingencies associated with the Calcasieu River Estuary located near the Lake Charles, La. chlor-alkali plant and two operating plant site locations of the PPG Chlor-alkali and Derivatives Business and $1 million for other environmental contingencies. The reserve at December 31, 2011 included $34 million for environmental contingencies associated with the Calcasieu River Estuary located near the Lake Charles, La. chlor-alkali plant and two operating plant site locations of the PPG Chlor-alkali and Derivatives Business and $1 million for other environmental contingencies. Pretax charges against income for environmental remediation costs for the six months-ended June 30, 2012 and 2011 totaled $1 million and $4 million, respectively, and are included in Other charges in the accompanying condensed combined statement of income. Cash outlays related to such environmental remediation aggregated $3 million and $7 million in the six months ended June 30, 2012 and 2011, respectively. The impact of foreign currency was negligible for all periods presented.

Remediation: Calcasieu River Estuary

In Lake Charles, La. the U.S. Environmental Protection Agency (“USEPA”) completed an investigation of contamination levels in the Calcasieu River Estuary and issued a Final Remedial Investigation Report in September 2003, which incorporates the Human Health and Ecological Risk Assessments, indicating that elevated levels of risk exist in the estuary. The PPG Chlor-alkali and Derivatives Business and other potentially responsible parties have completed a feasibility study under the authority of the Louisiana Department of Environmental Quality (“LDEQ”). The PPG Chlor-alkali and Derivatives Business’s exposure with respect to the Calcasieu River Estuary is focused on the lower few miles of Bayou d’Inde, a small tributary to the Calcasieu River Estuary near the PPG Chlor-alkali and Derivatives Business’s Lake Charles facility, and about 150 to 200 acres of adjacent marshes. The PPG Chlor-alkali and Derivatives Business and three other potentially responsible parties submitted a draft remediation feasibility study report to the LDEQ in October 2006. The proposed remedial alternatives include sediment dredging, sediment capping, and biomonitoring of fish and shellfish. Principal contaminants of concern which may require remediation include various metals, dioxins and furans, and polychlorinated biphenyls. In response to agency comments on the draft study, the potentially responsible parties conducted additional investigations and submitted a revised feasibility report to the agencies in the third quarter of 2008. Government officials have indicated that a U.S. Army Corps of Engineers’ study has concluded that the proposed remedy will not adversely affect drainage in communities adjacent to Bayou d’Inde. In response to the revised feasibility study, LDEQ issued a draft decision document for the Bayou d’Inde area in February 2010. The decision document includes LDEQ’s selection of remedial alternatives for the Bayou d’Inde area and is in accordance with those recommended in the revised feasibility study. LDEQ held a public hearing on March 23, 2010 and subsequently issued its final decision document in March 2011. As in its draft document, LDEQ’s selection of remedial approaches is in accordance with those proposed in the feasibility study.

In June 2011, the agency proposed entering into a new Cooperative Agreement with the four companies to implement the remedy for Bayou d’Inde based on the final decision document, and transmitted a draft document for the companies’ consideration. At the same time, the companies initiated discussions among themselves on allocation of costs associated with remedy implementation. In October 2011, one of the three other potentially responsible parties that had participated in funding the feasibility study withdrew from further discussions with LDEQ regarding implementation of the remedy. The withdrawal of this party did not have an effect on the cost to the PPG Chlor-alkali and Derivatives Business to complete this remedy implementation. The PPG Chlor-alkali and Derivatives Business and the two remaining parties have continued to discuss the proposed Cooperative Agreement with LDEQ. The most recent meeting was conducted on June 19, 2012. Allocation discussions are continuing among the remaining potentially responsible parties.

Multiple future events, such as remedy design and remedy implementation involving agency action or approvals related to the Calcasieu River Estuary will be required and considerable uncertainty exists regarding the timing of these future events. Final resolution of these events is expected to occur over an extended period of time. However, based on currently available information, design approval could occur in 2012. The remedy implementation could occur during 2013 to 2015, with some period of long-term monitoring for remedy effectiveness to follow. In addition, the PPG Chlor-alkali and Derivatives Business’s obligation related to any potential remediation will be dependent in part upon the final allocation of responsibility among the potentially responsible parties. Negotiations with respect to this allocation are ongoing, but the outcome is uncertain.

Remediation: Reasonably Possible Matters

In addition to the amounts currently reserved for environmental remediation, the PPG Chlor-alkali and Derivatives Business may be subject to loss contingencies related to environmental matters estimated to be as much as $15 million to $60 million. Such unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. This range of reasonably possible unreserved loss relates to environmental matters at several sites; however, this range primarily relates to the Calcasieu River Estuary and two PPG Chlor-alkali and Derivatives Business plant sites. The loss contingencies related to these sites include unresolved issues such as the nature and extent of contamination at these sites and the methods that may have to be employed to remediate them.

The status of the remediation activity at the Calcasieu River Estuary and the factors that could result in the need for additional environmental remediation reserves at that site are described above. Initial remedial actions are occurring at the two PPG Chlor-alkali and Derivatives Business plant sites. These two PPG Chlor-alkali and Derivatives Business plant sites are in Lake Charles, Louisiana and Natrium, West Virginia. At Lake Charles, PPG has completed a Facility Investigation and Corrective Measure Study (“CMS”) under USEPA’s Resource Conservation and Recycling Act (“RCRA”) Corrective Action Program under the oversight of the LDEQ. The LDEQ has accepted the proposed remedial alternatives. The PPG Chlor-alkali and Derivatives Business received notice of LDEQ issuance of the final Hazardous Waste Post-Closure/HSWA Permit on June 28, 2010. The Permit was issued in final form on September 23, 2010. Planning for implementation of these proposed alternatives is in progress. At Natrium, a facility investigation has been completed and initial interim remedial measures have been implemented to mitigate soil impacts. There is additional investigation of groundwater contamination ongoing which may indicate the need for further remedial actions to address specific areas of the facility. Installation of a groundwater treatment system has been completed. As part of the ongoing RCRA Corrective Action investigation for groundwater, the West Virginia Department of Environmental Protection and the United States Environmental Protection Agency Region III have requested that PPG perform sampling of sediment pore-water in the adjacent Ohio River to assess the potential for offsite migration of contaminated groundwater. The Agencies have approved PPG’s investigation work plan and sampling is scheduled to begin in August 2012.

The impact of evolving programs, such as natural resource damage claims, industrial site reuse initiatives and state remediation programs, also adds to the present uncertainties with regard to the ultimate resolution of this unreserved exposure to future loss. The PPG Chlor-alkali and Derivatives Business’s assessment of the potential impact of these environmental contingencies is subject to uncertainty due to the complex, ongoing and evolving process of investigation and remediation, if necessary, of such environmental contingencies, and the potential for technological and regulatory developments.

Management expects cash outlays for environmental remediation to range from $9 million to $20 million per year through 2014 and $3 million to $5 million through 2016.

Guarantees

The PPG Chlor-alkali and Derivatives Business had a guarantee of $10 million as of June 30, 2012 related to credit risk on interest rate swaps of RS Cogen. The Company does not believe any loss related to such guarantee is likely.

Note 17.    Separation of the PPG Chlor-alkali and Derivatives Business

On July 19, 2012, PPG announced that its Board of Directors approved definitive agreements under which PPG will separate the PPG Chlor-alkali and Derivatives Business and merge it with Georgia Gulf Corporation (“Georgia Gulf”) or one of its subsidiaries. The terms of the transaction call for PPG to form a new company by separating the PPG Chlor-alkali and Derivatives Business through a spin off or split off, and then immediately merging the business with Georgia Gulf or a Georgia Gulf subsidiary in a tax efficient Reverse Morris Trust transaction. Upon completion of the transaction, which has been approved by the boards of both companies, PPG shareholders will own approximately 50.5 percent of the shares of the newly merged company, with existing Georgia Gulf shareholders owning approximately 49.5 percent of the shares. In the transaction, PPG will transfer certain related environmental liabilities, pension assets and liabilities and other post-employment benefits (OPEB) obligations to the newly merged company. The transaction is subject to approval by Georgia Gulf shareholders and customary closing conditions, relevant tax authority rulings and regulatory approvals.

Note 18.    Subsequent Events

Except as described in Note 17, management of the PPG Chlor-alkali and Derivatives Business has determined that there were no subsequent events that would require disclosure in or adjustment to the accompanying financial statements through August 30, 2012.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Set forth below is a description of how the Restated Certificate of Incorporation of Georgia Gulf (the “Articles”), the Amended and Restated Bylaws of Georgia Gulf (the “Bylaws”), the Delaware General Corporation Law (the “DGCL”) and certain agreements entered into between Georgia Gulf and its directors and officers treat the indemnification of Georgia Gulf’s directors and officers. This description is intended as a summary only and is qualified in its entirety by reference to the Articles, the Bylaws and the DGCL.

Article XIII of the Articles provides that to the fullest extent permitted by the DGCL, a director of Georgia Gulf will not be liable to Georgia Gulf or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Georgia Gulf or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transactions from which the director derived any improper personal benefit.

The Bylaws provide that Georgia Gulf will indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Georgia Gulf or is or was serving at the request of Georgia Gulf as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the DGCL, against all expense, liability and loss (including attorney’s fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by him in connection with such action, suit or proceeding, subject to limited exceptions. The Bylaws also provide that Georgia Gulf is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions.

With respect to indemnification of officers and directors, Section 145 of the DGCL provides that a corporation will have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Under this provision of the DGCL, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(g) of the DGCL provides that a corporation will have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

The Bylaws provide that Georgia Gulf may maintain insurance to protect any director, officer, employee or agent of Georgia Gulf against any expense, liability or loss, whether or not Georgia Gulf would have the power to indemnify such person against such expense, liability or loss under the DGCL. Georgia Gulf maintains several directors and officers liability policies which, subject to the terms and exclusions of the policies, cover any claim or claims made during the period the policies are in force, against all persons who were, now are or will be duly elected directors or officers of Georgia Gulf for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by such persons insured while acting in their individual or collective capacities, on any matter, nor excluded by the terms and conditions of the policies, claimed against them solely by reason of their being directors or officers of Georgia Gulf.

Georgia Gulf also enters into indemnification agreements with its officers and directors. These indemnification agreements specify the extent and circumstances under which an indemnitee is entitled to indemnification from Georgia Gulf, and the processes to obtain such indemnification. Under the indemnification agreements, an indemnitee is generally entitled to indemnification to the fullest extent allowable under Delaware law for claims or losses regarding the indemnitee’s (i) act or failure to act in his or her capacity as a director, officer, employee or agent of Georgia Gulf (or in a similar or other representative capacity for another entity as to which the indemnitee is serving at Georgia Gulf’s request); (ii) act or failure to act in respect of any business, transaction, communication or other activity of Georgia Gulf or such other entity; and (iii) status as a current or former director, officer, employee or agent of Georgia Gulf (or representative of such other entity) or any act or failure to act in connection with any obligation or restriction on such person by reason of such status. These indemnification agreements are intended to provide rights in addition to, and not to limit, any rights to indemnification under the Articles, Bylaws or the DGCL. In addition to the rights to indemnification specified therein, these agreements are intended to increase the certainty of receipt by the indemnitee thereunder of the benefits to which he or she is entitled by providing specific procedures for obtaining such indemnification.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The following exhibits are included as exhibits to this Registration Statement.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 18, 2012, by and among Georgia Gulf Corporation, PPG Industries, Inc., Eagle Spinco, Inc. and Grizzly Acquisition Sub, Inc. (filed as Exhibit 2.1 to Georgia Gulf’s current report on Form 8-K filed with the SEC on July 19, 2012 and incorporated herein by reference)

2.2	Separation Agreement, dated as of July 18, 2012, by and between PPG Industries, Inc. and Eagle Spinco Inc. (filed as Exhibit 10.1 to Georgia Gulf’s current report on Form 8-K filed with the SEC on July 19, 2012 and incorporated herein by reference)

2.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 31, 2012, by and among Georgia Gulf Corporation, PPG Industries, Inc., Eagle Spinco, Inc. and Grizzly Acquisition Sub, Inc. (filed as Exhibit 2.1 to Georgia Gulf’s current report on Form 8-K filed with the SEC on September 5, 2012 and incorporated herein by reference)

3.1	Restated Certificate of Incorporation of Georgia Gulf Corporation (filed as Exhibit 3.1 to Georgia Gulf’s quarterly report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 5, 2011 and incorporated herein by reference)

3.2	Amended and Restated Bylaws of Georgia Gulf Corporation (filed as Exhibit 3.2 to Georgia Gulf’s quarterly report on Form 10-Q for the quarter ended September 30, 2010 filed with the SEC on November 22, 2010 and incorporated herein by reference)

4.1	Registration Rights Agreement, dated July 27, 2009, among Georgia Gulf Corporation and the parties identified on the signature pages thereto (filed as Exhibit 4.1 to Georgia Gulf’s current report on Form 8-K filed with the SEC on July 31, 2009 and incorporated herein by reference)

Exhibit Number	Description

4.2	Indenture, dated December 22, 2009, between Georgia Gulf Corporation, the subsidiary guarantors named therein, and U.S. Bank National Association, as trustee and collateral agent, relating to the 9% Senior Secured Notes Due 2017 (filed as Exhibit 4.4 to Georgia Gulf’s annual report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 11, 2010 and incorporated herein by reference)

4.3	Indenture, dated as of October 3, 2006, among Georgia Gulf Corporation, the subsidiary guarantors named therein, and Wilmington Trust FSB (as successor to Bank of America, N.A, as successor by merger to LaSalle Bank National Association), as trustee, relating to the 10.75% Senior Notes due 2016 (filed as Exhibit 4.2 to Georgia Gulf’s current report on Form 8-K (File No. 001-09753) filed with the SEC on October 6, 2006 and incorporated herein by reference)

4.4	Sixth Supplemental Indenture, dated July 27, 2009, to the Indenture, dated October 3, 2006, as amended, among Georgia Gulf Corporation, the subsidiary guarantors named therein, and Wilmington Trust FSB (as successor to Bank of America, N.A, as successor by merger to LaSalle Bank National Association), as trustee, relating to the 10.75% Senior Notes due 2016 (filed as Exhibit 10.8 to Georgia Gulf’s quarterly report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 and incorporated herein by reference)

5.1	Opinion of Jones Day regarding the validity of the securities to be issued+

8.1	Opinion of Jones Day as to certain tax matters+

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters+

23.1	Consent of Deloitte & Touche LLP relating to the PPG Chlor-alkali and Derivatives Business

23.2	Consent of Deloitte & Touche LLP relating to Georgia Gulf Corporation

23.3	Consent of Deloitte & Touche LLP relating to PPG Industries, Inc.

23.4	Consent of Ernst & Young LLP relating to Georgia Gulf Corporation

23.5	Consent of Jones Day (to be included in Exhibit 5.1 and Exhibit 8.1)+

23.6	Consent of Wachtell, Lipton, Rosen & Katz (to be included in Exhibit 8.2)+

24.1	Power of Attorney (included on the signature page to this registration statement)

99.1	Employee Matters Agreement, dated as of July 18, 2012, by and among Georgia Gulf Corporation, PPG Industries, Inc. and Eagle Spinco Inc.

99.2	Form of Tax Matters Agreement, to be entered into by and among Georgia Gulf Corporation, PPG Industries, Inc. and Eagle Spinco Inc.

99.3	Form of Letter of Transmittal+

99.4	Form of Notice of Guaranteed Delivery+

99.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees+

99.6	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees+

99.7	Form of Notice of Withdrawal+

99.8	Consent of Prospective Director

+	To be filed by amendment

(b)	Financial Statement Schedules

The Financial Statement schedule, “Valuation and Qualifying Accounts”, of Eagle Spinco Inc. is included as part of this registration statement immediately following the signature page.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) The undersigned registrant hereby undertakes that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(10) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 5th day of September, 2012.

GEORGIA GULF CORPORATION

By:	/s/ Paul D. Carrico
	Name:	Paul D. Carrico
	Title:	President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW BY ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Paul D. Carrico, Gregory C. Thompson and Timothy Mann, Jr., and each or any one of them, as true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments (including post-effective amendments) to this registration statement on Form S-4 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul D. Carrico Paul D. Carrico	President, Chief Executive Officer and Director (Principal Executive Officer)	September 5, 2012

/s/ Gregory C. Thompson Gregory C. Thompson	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	September 5, 2012

/s/ T. Kevin DeNicola T. Kevin DeNicola	Director	September 5, 2012

/s/ Patrick J. Fleming Patrick J. Fleming	Director	September 5, 2012

/s/ Robert M. Gervis Robert M. Gervis	Director	September 5, 2012

/s/ Stephen E. Macadam Stephen E. Macadam	Director	September 5, 2012

/s/ Mark L. Noetzel Mark L. Noetzel	Director	September 5, 2012

/s/ David N. Weinstein David N. Weinstein	Director	September 5, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of PPG Industries, Inc.:

We have audited the combined financial statements of the chlor-alkali and derivatives business of PPG Industries, Inc. (the “PPG Chlor-alkali and Derivatives Business”) as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, and have issued our report thereon dated August 30, 2012 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the allocations of certain costs from PPG Industries, Inc.), which is included elsewhere in this Registration Statement. Our audits also included the combined financial statement schedule listed in Item 21(b) of this Registration Statement. This combined financial statement schedule is the responsibility of the PPG Chlor-alkali and Derivatives Business’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such combined financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

August 30, 2012

Schedule II—Valuation and Qualifying Accounts

Allowance for Doubtful Accounts of Eagle Spinco Inc. for the Years Ended December 31, 2011, 2010 and 2009

(millions)	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions(1)	Balance at End of Year
2011	$2	—	—	$2
2010	$2	—	—	$2
2009	$3	$1	$(2)	$2

(1)	Accounts receivable written off as uncollectible, net of recoveries, and changes attributable to foreign currency translation.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP relating to the PPG Chlor-alkali and Derivatives Business

23.2	Consent of Deloitte & Touche LLP relating to Georgia Gulf Corporation

23.3	Consent of Deloitte & Touche LLP relating to PPG Industries, Inc.

23.4	Consent of Ernst & Young LLP relating to Georgia Gulf Corporation

24.1	Power of Attorney (included on the signature page to this registration statement)

99.1	Employee Matters Agreement, dated as of July 18, 2012, by and among Georgia Gulf Corporation, PPG Industries, Inc. and Eagle Spinco Inc.

99.2	Form of Tax Matters Agreement, to be entered into by and among Georgia Gulf Corporation, PPG Industries, Inc. and Eagle Spinco Inc.

99.8	Consent of Prospective Director